NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

and

MANAGEMENT INFORMATION CIRCULAR

with respect to a proposed

ARRANGEMENT

involving

PRIMERO MINING CORP.

and

BRIGUS GOLD CORP.

and

FORTUNE BAY CORP.
(FORMERLY 8724385 CANADA LIMITED)

January 27, 2014

These materials are important and require your immediate attention. They require Primero Mining Corp. shareholders to make important decisions. If you are in doubt as to how to make such decisions, please contact your professional advisers. If you have questions, you may contact the proxy solicitation agent, Kingsdale Shareholder Services Inc., by (i) telephone, toll-free in North America at 1-866-228-2532 or at 416-867-2272 outside of North America, (ii) facsimile to (416) 867-2271 or, toll-free in North America, to 1- 866-545-5580; (iii) mail to The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario M5X 1E2; or (iv) e-mail to contactus@kingsdaleshareholder.com.

January 27, 2014

Dear Shareholders:

            On December 16, 2013, Primero Mining Corp. (“Primero”) announced that it had entered into a definitive arrangement agreement (the “Arrangement Agreement”) with Brigus Gold Corp. (“Brigus”) and Fortune Bay Corp. (formerly 8724385 Canada Limited) (“Fortune Bay”), pursuant to which, and subject to the terms and conditions of the Arrangement Agreement, Primero agreed to acquire all of the issued and outstanding shares of Brigus in accordance with a plan of arrangement of Brigus under the Canada Business Corporations Act (the “Arrangement”).

            Pursuant to the terms of the Arrangement Agreement, Primero will acquire each outstanding Brigus share in exchange for 0.175 of a Primero common share (the “Exchange Ratio”) and Cdn$0.000001 in cash. Prior to the closing of the Arrangement, all of Brigus’ interests in the Goldfields Project in Saskatchewan and all of its other non-Ontario exploration assets will be transferred to Fortune Bay. As part of the Arrangement, Primero will lend Cdn$10 million to Brigus to capitalize Fortune Bay, and Brigus will complete a reorganization prior to consummation of the Arrangement, which will result in each existing Brigus shareholder receiving 0.1 of a common share of Fortune Bay, and Primero indirectly acquiring an aggregate of 9.9% of the common shares of Fortune Bay.

            Each outstanding option of Brigus will be exchanged for a Primero option entitling the holder to a number of Primero common shares, as adjusted on the basis of the Exchange Ratio, and be subject to exercise thereof in accordance with the terms of the options, including payment of the exercise price, which will also be adjusted based upon the Exchange Ratio. All other material terms of the options will remain the same. Each outstanding warrant of Brigus will be adjusted pursuant to its indenture to entitle the holder to receive, upon due exercise, Primero common shares and Fortune Bay shares, each adjusted on the basis of the Exchange Ratio.

            The Arrangement is expected to provide Primero shareholders with the following benefits:

  will add a high quality producing gold mine in a proven and mining friendly jurisdiction;
  significantly increases reserves and measured and indicated resources;
  will leverage Primero’s underground mining technical expertise;
  provides accretive production and cash flow; and
  improves market presence and provides a multiple re-rating opportunity as a mid-tier producer with a proven operating team, a superior growth profile and significant exploration upside.

            In connection with the Arrangement, Primero has called a special meeting of shareholders to consider a resolution to approve the issuance of the Primero common shares (including common shares reserved for issuance upon exercise of options and warrants) forming the consideration to be issued to Brigus shareholders (the “Share Issuance Resolution”). The special meeting of Primero shareholders is being held concurrently with the meeting of Brigus shareholders, which has been called to consider and approve the Arrangement and related transactions.

            The accompanying notice of meeting (the “Notice of Meeting”) and management information circular (the “Circular”) contain a detailed description of the Arrangement and set forth the actions to be taken by you at the Meeting. You should carefully consider all of the information in the Notice of Meeting and Circular and consult your financial, legal or other professional advisors if you require assistance.

            AFTER CAREFUL CONSIDERATION OF THE ARRANGEMENT, THE BOARD OF DIRECTORS HAS UNANIMOUSLY RECOMMENDED THAT PRIMERO SHAREHOLDERS VOTE IN FAVOUR OF THE SHARE ISSUANCE RESOLUTION.

            In order to become effective, the Share Issuance Resolution must be approved by at least a majority of the votes cast by Primero Shareholders, either present in person or by proxy at the special meeting. In order to become effective, among other things, the Arrangement requires the approval of both the shareholders of Primero and the shareholders of Brigus. Goldcorp Inc., which holds approximately 27% of the outstanding common shares of Primero, has agreed to vote in favour of the Share Issuance Resolution. The directors and senior officers of each of Primero and Brigus have also entered into agreements to vote in favour of the Arrangement.

i

If you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

            The Arrangement is also subject to court approval. Assuming that all of the conditions to the Arrangement are satisfied, Primero expects the Arrangement to become effective on or about March 5, 2014.

            Your vote is important regardless of how many Primero common shares you own. To ensure that your Primero common shares will be represented at the special meeting, whether or not you are personally able to attend, registered holders of Primero common shares are asked to return the enclosed form of proxy, properly completed and signed, prior to 5:00 p.m. (Toronto time) on February 25, 2014 (or a day, other than a Saturday, Sunday or holiday which is at least two business days prior to any adjournment or postponement of the Meeting). The proxy deadline may be waived or extended by the Chair of the Meeting, in their sole discretion without notice. If you have questions, you may contact the proxy solicitation agent, Kingsdale Shareholder Services Inc., by (i) telephone, toll-free in North America at 1-866-228-2532 or at 416-867-2272 outside of North America, (ii) facsimile to (416) 867-2271 or, toll-free in North America, to 1-866-545-5580; (iii) mail to The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario M5X 1E2; or (iv) e-mail to contactus@kingsdaleshareholder.com.

            Thank you for your continued support of Primero.

Sincerely,

(Signed) “Joseph F. Conway”

Joseph F. Conway
President & Chief Executive Officer

If you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

            TAKE NOTICE that a special meeting (the “Meeting”) of shareholders of Primero Mining Corp. (the “Company” or “Primero”) will be held at Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario, Canada on Thursday, February 27, 2014, at 11:00 a.m. (Toronto time), for the following purposes:

1.

to consider, and if deemed advisable, to approve, with or without variation, an ordinary resolution (the “Share Issuance Resolution”), the full text of which is attached as Appendix “A” to the accompanying management information circular (the “Circular”) of Primero, approving the issuance of Primero common shares (the “Primero Shares”), including the Primero Shares issuable upon exercise of (i) Primero options which replace outstanding options of Brigus Gold Corp. (“Brigus”), (ii) common share purchase warrants of Brigus which will be assumed by Primero, and (iii) convertible debentures of Brigus which will be assumed by Primero, in each case, in connection with a court-approved plan of arrangement of Brigus under section 192 of the Canada Business Corporations Act, pursuant to which: (a) Primero will lend Cdn$10 million (the “Primero Loan”) to Brigus and Brigus will complete a capital reorganization, with each Brigus shareholder receiving 0.1 of a common share in Fortune Bay Corp. (formerly 8724385 Canada Limited) (“Fortune Bay”), and the proceeds of the Primero Loan will be used by Brigus to acquire a 9.9% interest in Fortune Bay, and (b) Primero will acquire all of Brigus’ shares and Brigus will become a wholly-owned subsidiary of Primero, in accordance with the arrangement agreement dated December 16, 2013, entered into among Primero, Brigus and Fortune Bay, all as more particularly set forth in the Circular; and

2.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

            Specific details of the matters proposed to be put before the Meeting are set forth in the Circular which accompanies and is deemed to form part of this Notice of Special Meeting of Shareholders.

            Regardless of whether a shareholder plans to attend the Meeting in person, we request that each shareholder please complete and deliver the enclosed form of proxy, or follow the other voting procedures, all as set out in the form of proxy and Circular. Non-registered shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form and in the Circular to ensure that their shares will be voted at the Meeting. A shareholder who holds shares in a brokerage account is not a registered shareholder.

            The board of directors of the Company have fixed the close of business (Toronto time) on January 27, 2014 as the record date for the determination of the holders of Primero Shares that will be entitled to receive notice of the Meeting, and any adjournment or postponement of the Meeting, and that will be entitled to vote at the Meeting. Proxies to be used or acted upon at the Meeting must be deposited with the Company’s transfer agent Computershare Investor Services Inc. by 5:00 p.m. (Toronto time) on February 25, 2014 (or a day other than a Saturday, Sunday or holiday which is at least two business days before the Meeting or any adjournment of the Meeting). The proxy deadline may be waived or extended by the Chair of the Meeting in their sole discretion without notice.

DATED at Vancouver, British Columbia, January 27, 2014.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Wade Nesmith”

Wade Nesmith
Chairman of the Board

If you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

FREQUENTLY ASKED QUESTIONS ABOUT THE ARRANGEMENT AND THE MEETING

Following are some questions that you, as a shareholder, may have relating to the Meeting and answers to those questions. These questions and answers do not provide all of the information relating to the Meeting or the matters to be considered at the Meeting and are qualified in their entirety by the more detailed information contained elsewhere in this Circular. You are urged to read this Circular in its entirety before making a decision related to your shares.

Q: What am I voting on?

A: You are being asked to consider and, if deemed advisable, to vote FOR the resolution approving the Arrangement (the “Share Issuance Resolution”), which will approve the issuance of Primero Shares in connection with a court-approved plan of arrangement of Brigus pursuant to which:

(a)

Primero will lend Cdn$10 million to Brigus and Brigus will complete a capital reorganization, with each Brigus shareholder receiving 0.1 of a common share in Fortune Bay, and the proceeds of the Primero Loan will be used by Brigus to acquire a 9.9% interest in Fortune Bay; and

(b)	Primero will acquire all of Brigus’ shares, and Brigus will become a wholly-owned subsidiary of Primero.

Q: What are some of the benefits of the Arrangement?

A: In reaching its conclusion to approve the Arrangement Agreement, and unanimously recommend that Shareholders vote in favour of the Share Issuance Resolution, the Board considered, among other things, the following factors:

(a)

Diversified production base: The Arrangement transforms two single production asset companies into a single entity with operations in geo-politically stable jurisdictions, industry supportive infrastructure and prospective regional geology;

(b)

Critical production scale: Two producing gold mines with production at below industry average cash costs, which production could potentially increase with the addition of the production from the Cerro del Gallo development project and a further expansion at San Dimas;

(c)	Enhanced market capitalization: Expected to appeal to a broader shareholder base, increase analyst coverage and improve share trading liquidity;

(d)	Leading growth profile: Expected production growth from 2013 to 2015 placing the combined company amongst the leaders of its peer group;

(e)

Solid financial position and cash flow: Sufficient capital to repay all debt and invest in organic growth plus strong operating cash flow over the next five years at current consensus commodity pricing;

(f)	Leverages technical expertise: Leverages Primero’s underground mining technical expertise;

(g)	Exploration opportunity: Combines two companies with demonstrated exploration upside, close to existing mine infrastructure; and

(h)

Re-valuation opportunity: With diversified production and cash flow, a strong balance sheet, a superior growth profile and a proven operating team, the combined company creates the potential for a re-rating to a multiple in line with other mid-tier gold producers.

Q: When and where is the Meeting?

A: The Meeting will take place at Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario, Canada on Thursday, February 27, 2014 11:00 a.m. (Toronto time).

If you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

Q: Who is soliciting my proxy?

A: The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will also be using the services of Kingsdale Shareholder Services Inc. (“Kingsdale”) to solicit proxies. If you have questions, you may contact the proxy solicitation agent, Kingsdale, by: (i) telephone, toll-free in North America at 1-866-228-2532 or at 416-867-2272 outside of North America; (ii) facsimile to (416) 867-2271 or, toll-free in North America, to 1-866-545-5580; (iii) mail to The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario M5X 1E2; or (iv) e-mail to contactus@kingsdaleshareholder.com. The cost of solicitation will be borne by the Company.

Q: Who can attend and vote at the Meeting?

A: The board of directors has fixed January 27, 2014 as the Record Date for the determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either: (i) attend the Meeting personally; (ii) complete, sign and deliver a form of proxy in the manner and subject to the provisions described above; or (iii) vote in one of the manners provided for in the VIF, will be entitled to vote or to have their Primero Shares voted at the Meeting.

Q: How many shares are entitled to vote?

A: As of January 24, 2014, there were 115,726,035 Primero Shares issued and outstanding and no preferred shares issued and outstanding. Holders of Primero Shares are entitled to one vote per Primero Share at meetings of shareholders.

Q: What vote is required at the Meeting to approve the Resolutions?

A: The Share Issuance Resolution must be approved by a simple majority (50% plus one vote) of votes cast at the Meeting by Primero Shareholders, present in person or by proxy.

Q: How do I vote?

A: Registered shareholders can vote in the following ways:

  Mail: To the offices of Computershare Investor Services Inc. Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1;

  Fax: Computershare Investor Services Inc.: 416-263-9524 toll-free 1-866-249-7775;

  Phone: Call the toll-free number indicated on the proxy form (1.866.732.VOTE) and follow the instructions using your 15 digit control number located at the bottom left hand corner of your proxy;

  Online: Go to the website indicated on the proxy form (www.investorvote.com) and follow the instructions on the screen; or

  In Person: Present yourself to a representative of Computershare at the Meeting.

There are two kinds of Beneficial Shareholders – those who object to their identity being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing their identity (called “NOBOs” for Non-Objecting Beneficial Owners).

Canadian NOBOs may vote in the following ways:

  Mail: To the offices of Computershare Investor Services Inc. Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1;

  Fax: Computershare Investor Services Inc.: 416-263-9524 toll-free 1-866-249-7775;

v

If you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

  Phone: Call the toll-free number indicated on the proxy form (1.866.734.VOTE) and follow the instructions using your 15 digit control number located at the bottom left hand corner of your VIF; or

  Online: Go to the website indicated on the voting instruction form (“VIF”). (www.investorvote.com) and follow the instructions on the screen.

U.S. NOBOs and Canadian and U.S. OBOs will have received this Circular from their nominee, together with a form of proxy or a VIF and should follow the instructions of their intermediary carefully to ensure that their Primero Shares are voted at the Meeting.

Q: What if I return my proxy but do not mark it to show how I wish to vote?

A: If your proxy is signed and dated and returned without specifying your choice or is returned specifying both choices, your shares will be voted FOR the Share Issuance Resolution in accordance with the recommendations of the Board.

Q: When is the cut-off time for delivery of proxies?

A: Proxies must be received prior to 5:00 p.m. (Toronto time) on February 25, 2014 (or a day other than a Saturday, Sunday or holiday which is at least two business days before any adjournment or postponement of the meeting).

Q: What are the recommendations of the Directors on the Arrangement?

A: After careful consideration of the Arrangement, the Board of Directors has unanimously recommended that Shareholders vote FOR the Share Issuance Resolution. See “The Arrangement – Recommendation of the Board” of Directors in this Circular.

Q: Why are the Directors making this recommendation?

A: Scotia Capital Inc. has provided its opinion that, as of the date given and subject to the assumptions, limitations and qualifications contained therein, the consideration to be paid by Primero pursuant to the Arrangement is fair, from a financial point of view, to Primero. The full text of the opinion can be found at Appendix “D”. See “The Arrangement – Fairness Opinion”.

The Board, having taken into account such Fairness Opinion and such other matters it considered relevant, unanimously determined that the consideration to be paid under the Arrangement is fair to Primero and that the Arrangement is in the best interests of the Company.

Q: In addition to the approval of shareholders, are there any other approvals required for the Arrangement?

A: Yes, the Arrangement requires the approval of the Court and also is subject to the receipt of certain regulatory approvals. In addition, The Arrangement Resolution must be approved by not less than 66 2/3% of the votes cast by the Brigus Shareholders who vote in respect of the Arrangement Resolution in person or by proxy at the Brigus Meeting. In addition, the Arrangement Resolution is required to be approved by a majority of the minority in accordance with MI 61-101. See “The Arrangement – Approvals” in this Circular. Finally, completion of the Arrangement is subject to the other terms and conditions specified in the Arrangement Agreement. See “Arrangement Agreement” in this Circular

Q: Do any Directors or executive officers of Primero have any interests in the Arrangement that are different from, or in addition to, those of the shareholders?

A: To the best of our knowledge, except as otherwise disclosed herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last completed financial year, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

If you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

Q: Do I need to send in my Share certificates?

A: No. You are not required to send the certificates representing your shares to validly cast your vote in respect of the Share Issuance Resolution.

Q: How will I know when the Arrangement will be implemented?

A: The Effective Time will occur upon satisfaction or waiver of all of the conditions to the completion of the Arrangement. Assuming that all of the conditions to the Arrangement are satisfied, Primero expects the Arrangement to become effective on or about March 5, 2014. At the Effective Time, Primero will publicly announce that the conditions are satisfied or waived and that the Arrangement has been implemented.

Q: Are there risks I should consider in deciding whether to vote for the Arrangement Resolution?

A: Shareholders should consider a number of risk factors relating to the Arrangement and the Company in evaluating whether to approve the Share Issuance Resolution. These risk factors are discussed herein and/or in certain sections of documents publicly filed, which sections are incorporated herein by reference. See “Risk Factors” in this Circular.

Q: Am I entitled to Dissent Rights?

A: Under applicable Canadian law, Primero Shareholders are not entitled to dissent rights with respect to the Share Issuance Resolution.

If you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

MANAGEMENT INFORMATION CIRCULAR

Information in this Circular

            This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Primero Mining Corp. (the “Company” or “Primero”) for use at the special meeting (the “Meeting”) of its shareholders to be held at Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario Canada on Thursday, February 27, 2014, at 11:00 a.m. (Toronto time), for the purposes set forth in the accompanying Notice of Special Meeting.

            In this Circular, references to “we” and “our” refer to the Company. The “board of directors” or the “Board” refers to the board of directors of the Company. “Primero Shares” means common shares without par value in the capital of the Company. “Primero Shareholders” refers to shareholders of the Company. “Beneficial Shareholders” means shareholders of the Company who do not hold Primero Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

            The information contained in this Circular is given as at January 27, 2014, except where otherwise noted and except that information in documents incorporated by reference is given as of the dates noted therein. No person has been authorized to give any information or to make any representation in connection with the Arrangement and other matters described herein other than those contained in this Circular and, if given or made, any such information or representation should be considered not to have been authorized by the Company, Brigus, or Fortune Bay.

            This Circular does not constitute the solicitation of an offer to purchase, or the making of an offer to sell, any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation or offer is not authorized or in which the person making such solicitation or offer is not qualified to do so or to any person to whom it is unlawful to make such solicitation or offer.

            Information contained in this Circular should not be construed as legal, tax or financial advice and Shareholders are urged to consult their own professional advisors in connection therewith.

            Descriptions in this Circular of the terms of the Arrangement Agreement and the Plan of Arrangement are summaries of the terms of those documents. Shareholders should refer to the full text of each of the Arrangement Agreement and the Plan of Arrangement for complete details of those documents. The full text of the Arrangement Agreement and the Plan of Arrangement are appended to the Circular in Appendix “B”. You are urged to carefully read the full text of the Arrangement Agreement.

Information Pertaining to Brigus and Fortune Bay

            Except as otherwise indicated, the information concerning Brigus and Fortune Bay contained in the Circular, including, but not limited to, information pertaining to Brigus and Fortune Bay under “Information Concerning Brigus”, has been taken from or is based upon information provided by Brigus’ and other publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. Although Primero has no knowledge that would indicate that any statements contained herein concerning Brigus or Fortune Bay taken from or based upon such documents and records are untrue or incomplete, neither Primero nor any of its directors or officers has independently verified such information or assumes any responsibility for the accuracy or completeness of such information, including any of Brigus’ financial statements or Brigus’ mineral reserve and mineral resource estimates, or for any failure by Brigus or Fortune Bay to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Primero. Primero has limited means of verifying the accuracy or completeness of any of the information contained herein that is derived from Brigus’ publicly available documents or records or whether there has been any failure by Brigus to disclose events that may have occurred or may affect the significance or accuracy of any information.

If you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

            For further information regarding Brigus, please refer to Brigus’ filings with the Canadian Securities Administrators, which may be obtained through the SEDAR website at www.sedar.com.

Notice to Securityholders in the United States

            NEITHER THE ARRANGEMENT NOR THE SECURITIES ISSUABLE IN CONNECTION WITH THE ARRANGEMENT HAVE BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR THE SECURITIES REGULATORY AUTHORITIES IN ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES IN ANY STATE OF THE UNITED STATES PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

            The Primero Shares, Fortune Bay Shares and Replacement Options to be issued under the Arrangement have not been registered under the U.S. Securities Act and are exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) of the U.S. Securities Act on the basis of the approval of the Court which will consider, among other things, the fairness of the terms and conditions of the Arrangement to holders of Brigus Shares and Brigus Options, as described under “The Arrangement - Issuance and Resale of Consideration Shares” in this Circular.

            Primero is a corporation existing under the laws of the Province of British Columbia. The proxy solicitation rules under the U.S. Exchange Act are not applicable to Primero or this solicitation, and, accordingly, this solicitation is not being effected in accordance with such rules. This solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Exchange Act by virtue of an exemption applicable to proxy solicitations by foreign private issuers as defined in Rule 3b-4 under the U.S. Exchange Act. Securityholders should be aware that disclosure requirements under Canadian securities laws may be different from requirements under the U.S. Exchange Act.

            Information concerning the properties and operations of Brigus and Primero has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all mineral reserve and mineral resource estimates included or incorporated by reference in this Circular have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) definitions and classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

            Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and mineral reserve and mineral resource information contained or incorporated by reference in this Circular may not be comparable to similar information disclosed by United States companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a mineral resource estimate is permitted disclosure under NI 43-101 provided that the grade or quality and the quantity of each category is stated; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information contained in this Circular and the documents incorporated by reference herein containing descriptions of mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.

If you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

            Financial statements included or incorporated by reference in this Circular have been prepared in accordance with International Financial Reporting Standards, which differ from U.S. generally accepted accounting principles in certain material respects, and thus they may not be comparable to financial statements of U.S. companies. Shareholders should be aware that the transaction described in this Circular may have tax consequences in both the United States and Canada. Such consequences for shareholders who are resident in, or citizens of, the United States may not be described fully in this Circular.

            The enforcement by shareholders of civil liabilities under U.S. securities laws may be affected adversely by the fact that: (i) Primero is a corporation existing and governed under the laws of the Province of British Columbia; (ii) some or all of its directors, officers and the experts named in this Circular are not residents of the United States; and (iii) all or a substantial portion of Primero’s and such officer’s and director’s respective assets may be located outside the United States. As a result, it may be difficult or impossible for U.S. securityholders to effect service of process within the United States upon Primero, its officers and directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under U.S. securities laws or “blue sky” law of any state within the United States. In addition, U.S. securityholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the Unites States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

Forward-Looking Information

            This Circular, the pro forma consolidated financial statements of Primero and some of the material incorporated by reference into this Circular, contain “forward-looking information”, as such term is defined in applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning Primero’s future financial or operating performance and other statements that express management's expectations or estimates of future developments, circumstances or results.

            Forward-looking information includes, without limitation, statements regarding the completion and expected benefits of the proposed transaction, attributes of Primero, Brigus and Fortune Bay assuming completion of the transaction, which may be stated in the present tense, repayment of amounts that become due following a change of control of Brigus, possible events, statements with respect to possible events, the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage, and other statements that are not historical facts. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “forecasts”, “targets”, “anticipates” or “believes”, “intends”, “to create”, “to diversify”, “to invest”, “enabling”, “upon”, “further”, “proposed”, “opportunities”, “potentially”, “increases”, “adds” “improves”, “continuing” and variations of such words and phrases, or by statements that certain actions, events or results “may”, “will”, “could” or “might”, “occur” and similar expressions.

If you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

            Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which Primero operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. The estimates and assumptions of Primero contained or incorporated by reference in the Circular, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and incorporated by reference as well as: (1) that Primero will complete the Arrangement in accordance with the terms and conditions of the Arrangement Agreement; (2) that the required approvals will be obtained from the shareholders of Brigus and Primero, (3) that all required third party, regulatory, and government approvals and court orders will be obtained, (4) that Primero will be able to achieve announced guidance targets in line with publicly disclosed information of both Primero and Brigus (5) that the proposed transaction will proceed in accordance with the anticipated timeline and close in early March, (6) the accuracy of management’s assessment of the effects of the successful completion of the Arrangement, (7) the accuracy of Primero’s and Brigus’ mineral reserve and mineral resource estimates, (8) the viability, permitting and development of the Cerro del Gallo development project being consistent with Primero’s current expectations, (9) the expansion of the San Dimas Mine, being consistent with Primero’s current expectations, (10) the viability of the Black Fox Mine and Grey Fox Property, and the development and expansion of the Black Fox Mine and Grey Fox Property on a basis consistent with Primero and Brigus’ current expectations, (11) the trading price of the Primero Shares and Brigus Shares, (12) there being no significant political developments, whether generally or in respect of the mining industry specifically, in any jurisdiction in which Primero or Brigus now or in the future carries on business, which are not consistent with Primero’s current expectations, (13) there being no significant disruptions affecting Primero’s or Brigus’ current or future operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise, (14) that the exchange rate between the Canadian dollar, Mexican peso and the U.S. dollar will be approximately consistent with current levels, (15) certain price assumptions for gold and silver, (16) prices for natural gas, fuel oil, electricity and other key supplies remaining consistent with current levels, (17) production forecasts meeting expectations, (18) labour and materials costs increasing on a basis consistent with Primero’s current expectations; and (19) that the information available to Primero in respect of Brigus is accurate and complete.

            Primero cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Primero’s actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to: gold, silver and copper price volatility; fluctuations in foreign exchange rates and interest rates; discrepancies between actual and estimated production, between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits and expansion of existing operations; the success of exploration and permitting activities; parts, equipment, labor or power shortages or other increases in costs; mining accidents, labour disputes or other adverse events; changes in applicable laws or regulations, or the enforcement or interpretation thereof in countries which Primero or Brigus does or may carry on business in the future; business opportunities that may be presented to, or pursued by, Primero; Primero’s ability to successfully integrate acquisitions including, but not limited to, Brigus, and its business, assets and operations; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including, but not limited to, environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect Primero’s and Brigus’ actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Primero.

            Although Primero has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. All of the forward-looking information in this Circular is qualified by these cautionary statements and those made in each of Primero’s and Brigus’ filings with Canadian and U.S. securities regulatory authorities expressly incorporated by reference into this Circular. These factors are not intended to represent a complete list of the factors that could affect Primero and/or Brigus. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this Circular is made as of the date of this Circular, and Primero disclaims any intention or obligation to update or revise such information, except as required by applicable law.

If you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

Currency and Currency Exchange Rate Information

            Unless otherwise indicated, all references to “$” or “dollars” in the Circular refer to United States (U.S.) dollars and all references to “Cdn$” in the Circular refer to Canadian dollars. Primero’s and Brigus’ financial statements included herein and incorporated by reference are reported in U.S. dollars and are prepared in accordance with IFRS.

            The following table sets forth the high and low exchange rates for one U.S. dollar expressed in Canadian dollars for each period indicated, the average of the exchange rates for each period indicated and the exchange rate at the end of each such period, based upon the noon buying rates provided by the Bank of Canada:

	Nine months
	ended	Years ended
	September 30	December 31
	2013	2012	2011	2010
High	1.0576	1.0418	1.0604	1.0778
Low	0.9839	0.9710	0.9449	0.9946
Rate at end of period	1.0285	0.9949	1.0170	0.9946
Average rate for period	1.0235	0.9996	0.9891	1.0299

            On January 24, 2014, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the noon buying rates provided by the Bank of Canada was Cdn$1.1062.

If you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

GLOSSARY OF TERMS

“Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement and other than any transaction involving only a Party and/or one or more of its wholly-owned subsidiaries, any bona fide offer, proposal or inquiry from any Person or group of Persons, whether or not in writing and whether or not delivered to the shareholders of a Party, after the date of the Arrangement Agreement relating to: (a) any acquisition or purchase, direct or indirect, of: (i) the assets of that Party and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of that Party and its subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of a Party and its subsidiaries, taken as a whole, or (ii) 20% or more of the issued and outstanding voting or equity securities of: (A) that Party; or (B) any one or more of its subsidiaries that, individually or in the aggregate, contribute 20% or more of the consolidated revenues or constitute 20% or more of the consolidated assets of that Party and its subsidiaries, taken as a whole; (b) any take-over bid, tender offer or exchange offer that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of the issued and outstanding voting or equity securities of any class of voting or equity securities of that Party; or (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving: (A) that Party; or (B) any of its subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or revenues, as applicable, of that Party and its subsidiaries, taken as a whole; (d) an alliance, joint venture or earn-in right relating to 20% or more of a Party’s consolidated assets; or (e) a sale relating to 20% or more of a Party’s consolidated assets (or any lease, long-term supply or off-take agreement, hedging arrangement or other transaction having the same economic effect as a sale of such assets); provided that, for greater certainty, any sale by Goldcorp Inc. of all or any voting or equity securities of Primero, including pursuant to any underwritten, marketed or agency secondary offering (other than a sale by Goldcorp Inc. of all of its Primero Shares to a single Person) shall not constitute an “Acquisition Proposal”;

“affiliate” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus and Registration Exemptions as in effect on the date of the Arrangement Agreement;

“Antitrust Division” has the meaning ascribed thereto in “The Arrangement – Regulatory Matters – HSR Act Approval”;

“Amalco” means the entity formed by the amalgamation of Primero NewCo and Brigus pursuant to the Plan of Arrangement;

“ARC” has the meaning ascribed thereto in “The Arrangement – Regulatory Matters – Competition Act Approval”;

“Arrangement” means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the consent of the Parties, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated December 16, 2013, entered into among Primero, Brigus and Fortune Bay, as the same may be amended, supplemented or otherwise modified in accordance with the terms therein, a copy of which is attached as Appendix “B” to the Circular;

“Arrangement Resolution” means the special resolution of the Brigus Shareholders, approving the Plan of Arrangement, which is to be considered at the Brigus Meeting;

“Articles of Arrangement” means the articles of arrangement of Brigus in respect of the Arrangement required by the CBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Parties, each acting reasonably;

“Authorization” means any authorization, order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, bylaw, rule or regulation, whether or not having the force of Law, and includes any environmental permit;

If you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

“Beneficial Shareholders” has the meaning ascribed thereto in “Management Information Circular – Information in this Circular”;

“Black Fox Complex” means Brigus’ Black Fox mine site and adjacent exploration properties, Grey Fox and Pike River, located in Township of Black River-Matheson, Ontario, Canada;

“Black Fox Report” has the meaning ascribed thereto in “Information Concerning Brigus - Black Fox Complex”;

“Board” or “Board of Directors” means the board of directors of Primero as the same is constituted from time to time;

“Brigus Board” means the board of directors of Brigus as the same is constituted from time to time;

“Brigus Change in Recommendation” has the meaning ascribed thereto in “The Arrangement Agreement - Termination”;

“Brigus Convertible Debentures” means convertible debentures of Brigus listed on the TSX under the symbol “BRD.DB.U” issued pursuant to a convertible debenture indenture dated as of March 23, 2011 between Brigus and Computershare Trust Company of Canada;

“Brigus DSU” means a deferred share unit issued under the Brigus DSU Plan;

“Brigus DSU Plan” means the deferred share unit plan approved by Brigus Shareholders at a meeting held on May 23, 2012;

“Brigus Locked-Up Shareholders” means the senior officers and directors of Brigus;

“Brigus Material Adverse Effect” means any one or more changes, effects, events or occurrences that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, properties, assets, liabilities (contingent or otherwise), condition (financial or otherwise), capitalization, operations or results of operations of Brigus and its subsidiaries, taken as a whole, other than any change, effect, event or occurrence (i) the announcement of the execution of the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement (ii) in or relating to general political, economic or financial conditions, including in Canada, the United States or Mexico, (iii) any act of terrorism or any outbreak of hostilities or war (or any escalation or worsening thereof) or any natural disaster (iv) in or relating to the state of securities markets in general, including any reduction in market indices, (v) in or relating to currency exchange rates, (vi) in or relating to the industries in which such persons operate in general, the market for gold in general or changes in the price of gold, (vii) in or relating to any change to existing IFRS standards or regulatory accounting requirements, (viii) in or relating to any applicable Laws or any interpretation thereof by any Governmental Authority, (ix) in or relating to Fortune Bay; (x) any actions taken (or omitted to be taken) upon the request of Primero or pursuant to the Arrangement Agreement (xi) relating to a change in the market trading price of the Brigus Shares either: (A) related to the Arrangement Agreement and the Arrangement or the announcement thereof; or (B) related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of “Brigus Material Adverse Effect” under subsections (i) to (ix) above, provided, however, that such effect referred to in subsections (iv) to (viii) above does not disproportionately adversely affect Brigus and its subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which Brigus and its subsidiaries operate; and references in the Arrangement Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether an “Brigus Material Adverse Effect” has occurred;

“Brigus Meeting” means the special meeting of Brigus Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Brigus Option Plan” means the share option plan of Brigus, approved by Brigus Shareholders at a meeting held on May 27, 2011;

If you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

“Brigus Options” means the outstanding options to purchase Brigus Shares granted under the Brigus Option Plan;

“Brigus Optionholders” means the holders of Brigus Options;

“Brigus Shareholders” means the holders of Brigus Shares;

“Brigus Shareholder Approval” means the approval by the Brigus Shareholders of the Arrangement Resolution at the Brigus Meeting;

“Brigus Shares” means the common shares in the authorized share capital of Brigus;

“Brigus Termination Fee Event” has the meaning ascribed thereto in “The Arrangement Agreement - Termination and Expense Fees”;

“Brigus Voting Agreements” means the voting agreements (including all amendments thereto) between Brigus and each of the Brigus Locked-Up Shareholders, setting forth the terms and conditions upon which they have agreed, among other things, to vote their Brigus Shares in favour of the Arrangement Resolution;

“Brigus Warrants” means, collectively, the common share purchase warrants of Brigus: (i) issued pursuant to the warrant indenture dated November 19, 2009, as amended June 25, 2010, between Brigus (as successor to Linear Gold Corp.) and Computershare Trust Company of Canada, and listed on the TSX under the symbol “BRD.WT”; (ii) issued pursuant to the warrant indenture dated October 19, 2010 between Brigus and Computershare Trust Company of Canada, and listed on the TSX under the symbol “BRD.WT.A”; and (iii) issued to certain agents of Brigus pursuant to the warrant indenture referred to in (ii) above, which warrants are not listed on the TSX;

“Broadridge” means Broadridge Financial Solutions, Inc.;

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario, or Halifax, Nova Scotia;

“CBCA” means the Canada Business Corporations Act, as amended from time to time;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement;

“CIM” has the meaning ascribed thereto in “Notice to Securityholders in the United States”;

“Circular” means this management information circular dated January 27, 2014;

“Class A Shares” has the meaning ascribed thereto in the Plan of Arrangement;

“Competition Act” means the Competition Act (Canada), as amended from time to time;

“Competition Act Approval” means (i) receipt by Primero of an advance ruling certificate by the Commissioner of Competition under Subsection 102(1) of the Competition Act to the effect that the Commissioner of Competition is satisfied that she or he would not have sufficient grounds upon which to apply to the Competition Tribunal for an order under Section 92 of the Competition Act with respect to the transactions contemplated by the Arrangement Agreement; or (ii) both of the (A) expiry or termination of the waiting period, including any extension of such waiting period, under Section 123 of the Competition Act or the waiver of the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act in accordance with paragraph 113(c) of the Competition Act, and (B) receipt by Primero of written confirmation from the Commissioner of Competition that she or he does not intend to initiate proceedings under the merger provisions of the Competition Act in respect of the transactions contemplated by the Arrangement Agreement;

“Computershare” means Computershare Investor Services Inc.;

If you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

“Confidentiality Agreements” means the confidentiality agreements between Primero and Brigus dated June 27, 2013 and October 2, 2013;

“Consideration” means the consideration to be received by Brigus Shareholders pursuant to the Plan of Arrangement in respect of each Brigus Share that is issued and outstanding immediately prior to the Effective Time, comprising: (i) an indivisible combination of 0.175 of a Primero Share and Cdn$0.000001 in cash (with the total cash entitlement of each shareholder rounded up to the nearest nickel); and (ii) 0.1 of a Fortune Bay Share;

“Consideration Shares” means the Primero Shares to be issued pursuant to the Arrangement, including for greater certainty, Primero Shares issued to holders of Brigus DSUs under the Plan of Arrangement;

“Court” means the Ontario Superior Court of Justice (Commercial List), or other court as applicable;

“Depositary” means Computershare Investor Services Inc.;

“Dissent Rights” means the rights of dissent exercisable by the Brigus Shareholders in respect of the Arrangement, described in Article 4 of the Plan of Arrangement;

“EDGAR” means the Electronic Data Gathering and Retrieval system of the SEC;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement;

“Expiring Options” has the meaning ascribed thereto in “The Arrangement - Replacement Options”;

“Fairness Opinion” means the written opinion of Scotia Capital delivered to the Board in connection with the Arrangement; the full text of such opinion is set out as Appendix “D” to the Circular;

“Final Order” means the final order of the Court pursuant to Section 192 of the CBCA, in a form acceptable to Brigus and Primero, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of the Parties, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided, however, that any such amendment is acceptable to the Parties, each acting reasonably) on appeal;

“Fortune Bay Assets” means (i) all mining claims (whether patented or unpatented), concessions, leases, licenses, surface rights or other mineral rights in respect of the Fortune Bay Exploration Properties , (ii) the office leases (and any subleases) of Brigus and/or its subsidiaries relating to Brigus’ existing offices located at 1969 Upper Water Street, Suite 2001, Purdy’s Wharf, Tower II, Halifax, Nova Scotia, Canada, (iii) office furniture, office equipment or office supplies located at the office locations referred to in clause (ii) above, (iv) all fixed assets of Brigus and/or its subsidiaries relating exclusively to the Fortune Bay Exploration Properties or located within the boundaries of the Fortune Bay Exploration Properties or at the office locations referred to in paragraph (ii) above, (v) all of the shares of Brigus Gold ULC, which holds the Fortune Bay Exploration Properties, and the related subsidiaries of Brigus Gold ULC, (vi) all joint venture, earn-in, other Contracts entered into by Brigus and/or its subsidiaries, and royalties or other similar rights that relate exclusively to the Fortune Bay Exploration Properties; (vii) the following marketable securities: common shares of Cangold Limited and Everton Resources Inc., and (viii) all exploration information, data reports and studies including all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies concerning the Fortune Bay Exploration Properties in Brigus’ possession or control relating to the Fortune Bay Exploration Properties;

“Fortune Bay Exploration Properties” means all of the right, title and interest of Brigus and/or its subsidiaries in the mineral properties set out in Schedule G of the Arrangement Agreement;

“Fortune Bay Liabilities” means all of the liabilities of Brigus or any of its subsidiaries, contingent or otherwise, which pertain to, or arose in connection with the operation of, the Fortune Bay Exploration Properties or the Fortune Bay Assets, including, without limitation, all Indemnified Liabilities;

If you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

“Fortune Bay Shares” means the common shares of Fortune Bay to be issued as part of the Consideration pursuant to the Plan of Arrangement;

“FTC” has the meaning ascribed thereto in “The Arrangement – Regulatory Matters – HSR Act Approval”;

“Further Reorganization” has the meaning ascribed thereto in “The Arrangement Agreement — Covenants — Covenants Relating to the Reorganization”;

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange;

“Goldcorp” means Goldcorp Inc.;

“Goldfields Project” means the Goldfields development project in the Lake Athabasca region of Saskatchewan, Canada owned by Brigus, which includes a 100% interest in the Box and Athona gold deposits, subject to certain royalties and other interests;

“Grey Fox Report” has the meaning ascribed thereto in “Information Concerning Brigus— Black Fox Complex”;

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended from time to time;

“HSR Approval” means the expiration or early termination of any waiting period, and any extension thereof, applicable to the completion of the transactions contemplated hereby under the HSR Act;

“Huizopa Project” means the exploration property located in the state of Chiapas, Mexico on which Brigus has a net smelter royalty interest;

“Indemnified Liability” means:

(a)

a liability or obligation (other than any liability or obligation for taxes) that, following the Effective Time, (i) Brigus or any of its subsidiaries is legally obliged to pay but which was incurred or accrued prior to the Effective Time in respect of the Fortune Bay Assets or the Fortune Bay Exploration Properties (including the operations or activities in connection therewith);

(b)

any liability or obligation for tax which is payable to any Governmental Entity arising from, or in connection with: (i) the Reorganization, including the transfer of the Fortune Bay Assets and Fortune Bay Exploration Properties to, or the assumption of the Fortune Bay Liabilities by, Fortune Bay or any subsidiary of Fortune Bay; (ii) any transfer or distribution by any subsidiary transferred to Fortune Bay pursuant to the Reorganization that is completed in connection with the transactions referred to in (i) above, on or prior to the Effective Date; (iii) any transfer or distribution of the Fortune Bay Assets and Fortune Bay Exploration Properties or property substituted therefor that is completed in connection with the transactions referred to in (i) above, by any subsidiary of Brigus; or (iv) the transfer or disposition of Fortune Bay Shares to Brigus Shareholders); or

(c)

any liability or obligation for tax, which is payable but not yet paid or reflected in the reserves in Brigus’ annual audited financial statements for the fiscal year ended December 31, 2012, to any Governmental Entity and is imposed on, or is in respect of, the Fortune Bay Assets, the Fortune Bay Liabilities, any subsidiary transferred to Fortune Bay pursuant to the Reorganization and/or the Fortune Bay Exploration Properties for or in respect of any taxable period (or portion thereof) ending on or prior to the Effective Date, in each case, whether such action actually occurs or is deemed to occur for tax purposes and only to the extent that such tax is payable after Brigus and any of its subsidiaries have claimed the maximum amount of all credits, deductions, and other amounts available to it (including any loss carryforwards) for its respective taxation year that includes the transfer of Fortune Bay Assets or Fortune Bay Exploration Properties to Fortune Bay or the disposition of Fortune Bay Shares, as the case may be;

If you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

“Indemnified Party” has the meaning ascribed thereto in “The Arrangement Agreement - Covenants - Fortune Bay Covenants”;

“Interim Order” means the interim order of the Court providing for, among other things, the calling and holding of the Brigus Meeting, as the same may be amended by the Court with the consent of the Parties, each acting reasonably;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board, at the relevant time, applied on a consistent basis;

“Ixhuatán Project” means Brigus’ exploration property located in the state of Chihuahua, Mexico;

“Key Consents” means the consent to be obtained by Brigus from HSBC Bank Canada in connection with the Master Equipment Lease dated January 13, 2012 between HSBC Bank Canada and Brigus, and the related Facility Letter dated March 7, 2012 between HSBC Bank Canada and Brigus;

“Kingsdale” means Kingsdale Shareholder Services Inc., Primero’s proxy solicitation agent;

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity;

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute;

“Loan Amount” means Cdn$10,000,000;

“Master Reorganization Agreement” means the Master Reorganization Agreement among Brigus and Fortune Bay, in the form to be agreed by the Parties, which will provide for the Reorganization, such agreement to be effective not less than one (1) hour prior to the Effective Time;

“Meeting” means the special meeting of shareholders of Primero, to be held at Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Toronto, Ontario, Canada on Thursday, February 27, 2014, at 11:00 a.m. (Toronto time);

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“No Action Letter” has the meaning ascribed thereto in “The Arrangement – Regulatory Matters – Competition Act Approval”;

“NOBO” has the meaning ascribed thereto in “General Proxy Information – Beneficial Shareholders”;

“Notifiable Transactions” has the meaning ascribed thereto in “The Arrangement – Regulatory Matters – Competition Act Approval”;

“NYSE” means the New York Stock Exchange;

If you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

“NYSE MKT” means the New York Stock Exchange MKT;

“OBO” has the meaning ascribed thereto in “General Proxy Information – Beneficial Shareholders”;

“Option Exchange Ratio” means 0.175;

“Option Shares” means the Primero Shares issuable on exercise of any Replacement Option;

“Outside Date” means April 30, 2014 or such later date as may be agreed to in writing by the Parties;

 “Parties” means Brigus, Primero and Fortune Bay;

“Permit” means any license, permit, certificate, consent, order, grant, approval, agreement, classification, restriction, registration or other Authorization of, from or required by any Governmental Entity;

“Person” includes any individual, firm, partnership, limited partnership, limited liability partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, body corporate, corporation, company, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement of Brigus, substantially in the form of Schedule A of the Arrangement Agreement, and any amendments or variations thereto made in accordance with the Plan of Arrangement or upon the direction of the Court in the Interim Order or the Final Order with the consent of the Parties, each acting reasonably;

“Primero” means Primero Mining Corp.;

“Primero Change in Recommendation” has the meaning ascribed thereto in “The Arrangement Agreement - Termination”;

“Primero Locked-Up Shareholders” means the senior officers and directors of Primero;

“Primero Material Adverse Effect” means any one or more changes, effects, events or occurrences that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, properties, assets, liabilities (contingent or otherwise), condition (financial or otherwise), capitalization, operations or results of operations of Primero and its subsidiaries, taken as a whole, other than any change, effect, event or occurrence (i) in or relating to general political, economic or financial conditions, including in Canada, the United States or Mexico, (ii) any act of terrorism or any outbreak of hostilities or war (or any escalation or worsening thereof) or any natural disaster, (iii) in or relating to the state of securities markets in general, including any reduction in market indices, (iv) in or relating to currency exchange rates, (v) in or relating to the industries in which such persons operate in general or the market for gold in general or changes in the price of gold, (vi) in or relating to any change to existing IFRS standards or regulatory accounting requirements, (vii) in or relating to any applicable Laws or any interpretation thereof by any Governmental Authority, or (viii) relating to a change in the market trading price of the Primero Shares either: (A) related to the Arrangement Agreement and the Arrangement or the announcement thereof; or (B) related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of “Primero Material Adverse Effect” under subsections (i) to (vi) above, provided, however, that such effect referred to in subsections (ii) to (vi) above does not primarily relate to (or have the effect of primarily relating to) Primero or its subsidiaries or disproportionately adversely affect Primero and its subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which Primero and its subsidiaries operate; and references in the Arrangement Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether an “Primero Material Adverse Effect” has occurred;

“Primero NewCo” means a wholly-owned corporation of Primero incorporated under the laws of Canada no less than one (1) day prior to the Effective Time;

If  you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

“Primero Shareholder Approval” means the approval by the Primero Shareholders of the Share Issuance Resolution;

“Primero Shareholders” means the holders of Primero Shares;

“Primero Shares” means the common shares in the authorized share capital of Primero;

“Primero Termination Fee Event” has the meaning ascribed thereto in “The Arrangement Agreement - Termination and Expense Fees”;

“Primero Voting Agreements” means the voting agreements (including all amendments thereto) between Primero and each of the Primero Locked-Up Shareholders, setting forth the terms and conditions upon which they have agreed, among other things, to vote their Primero Shares in favour of the Share Issuance Resolution;

“Proposed Agreement” has the meaning ascribed thereto in “The Arrangement Agreement - Brigus Covenants Regarding Non-Solicitation”;

“Regulatory Approvals” means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case in connection with the Arrangement;

“Reorganization” means the reorganization of Brigus and its subsidiaries, as applicable, prior to the Effective Time of the Plan of Arrangement in accordance with the Master Reorganization Agreement, such that Fortune Bay will acquire the Fortune Bay Exploration Properties and the Fortune Bay Assets, and assume the Fortune Bay Liabilities, all to be effected pursuant to the Master Reorganization Agreement, and also includes any Further Reorganization;

“Replacement Option” has the meaning ascribed thereto in “The Arrangement - Replacement Options”;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Securities Laws” means the Securities Act, together with all other applicable Canadian provincial securities laws, the U.S. Securities Act, U.S. Exchange Act, and applicable securities laws of the United States and the states thereof, and the rules and regulations and published policies of the securities authorities thereunder, as now in effect and as they may be promulgated or amended from time to time, and includes the rules and policies of the TSX, NYSE and NYSE MKT;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Scotia Capital” means Scotia Capital Inc.;

“Share Issuance Resolution” means the ordinary resolution of Primero Shareholders approving the issuance of the Consideration Shares, Option Shares, Warrant Shares, and any Primero Shares issuable in connection with the Brigus Convertible Debentures at the Meeting substantially in the form and content of Appendix “A”, in accordance with the policies and rules of the TSX and NYSE;

“Subject Securities” means: (i) in the case of the Brigus Locked-Up Shareholders, the meaning ascribed thereto in “The Arrangement – Voting Agreements – Brigus Voting Agreements”; and (ii) in the case of the Primero Locked-Up Shareholders, the meaning ascribed thereto in “The Arrangement – Voting Agreements – Primero Voting Agreements”;

“subsidiary” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus and Registration Exemptions as in effect on the date of the Arrangement Agreement;

If  you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

“Superior Proposal” means any unsolicited bona fide Acquisition Proposal made in writing by a third party after the date of the Arrangement Agreement: (i) to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation, winding-up or similar transaction, all of the Brigus Shares or all of the Primero Shares or all or substantially all of the assets of Brigus or Primero on a consolidated basis; (ii) that, in good faith determination of the Brigus Board or the Board, as applicable, is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (iii) that is not subject to any financing condition and in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to be reasonably likely to be available to the satisfaction of the board of directors of such Party, acting in good faith (after receipt of advice from its financial advisors and outside legal counsel); (iv) which is not subject to a due diligence or access condition beyond the fifth Business Day after which the Person making the Acquisition Proposal is first afforded access to the books, records and personnel of Brigus or Primero, as the case may be; (v) that did not result from a breach of Section 8.1 of the Arrangement Agreement or Section 8.2 of the Arrangement Agreement, as applicable. by the receiving Party or its representatives; (vi) that is made available to all Brigus Shareholders or Primero Shareholders, as the case may be, on the same terms and conditions (but, for greater certainty, does not restrict the provision of Collateral Benefits to any one or more Brigus Shareholders or Primero Shareholders, as the case may be); and (vii) in respect of which the board of directors of such Party determines in good faith (after receipt of advice from its outside legal counsel with respect to (x) below and financial advisors with respect to (y) below) that (x) failure to recommend such Acquisition Proposal to its shareholders would be inconsistent with its fiduciary duties and (y) which would, taking into account all of the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to its shareholders, taken as a whole, from a financial point of view, than the Arrangement (after taking into account any adjustment to the terms and conditions of the Arrangement proposed by the other Party pursuant to Subsection 8.1(f) of the Arrangement Agreement or Subsection 8.2(f) of the Arrangement Agreement, as applicable;

“Supplementary Information Request” has the meaning ascribed thereto in “The Arrangement – Regulatory Matters – Competition Act Approval”;

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Termination Fee” means an amount equal to Cdn$8,300,000.00;

“TSX” means the Toronto Stock Exchange;

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder;

“U.S. Person” has the meaning ascribed to it in Rule 902(k) of Regulation S of the U.S. Securities Act;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder;

“VIF” has the meaning ascribed thereto in “General Proxy Information – Beneficial Shareholders – Non-Objecting Beneficial Owners”;

“Waiver” has the meaning ascribed thereto in “The Arrangement – Regulatory Matters – Competition Act Approval”; and

“Warrant Shares” means the Primero Shares issuable on exercise of any Brigus Warrants following the Effective Time.

If  you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

SUMMARY

            The following is a summary of certain information contained in this Circular, including its appendices. This summary is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere in this Circular, including its appendices. Certain capitalized terms used in this summary are defined in the Glossary of Terms of this Circular. Shareholders are urged to read this Circular and its appendices carefully and in their entirety.

The Meeting

Meeting and Record Date

            The Meeting will be held on Thursday, February 27, 2014, at 11:00 a.m. (Toronto time) at Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario Canada. The Board of Directors have fixed January 27, 2014 as the record date for determining the Shareholders who are entitled to receive notice of and vote at the Meeting.

The Share Issuance Resolution

            At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass the Share Issuance Resolution, a copy of which is attached as Appendix “A” to this Circular. See “The Arrangement – Approvals” for a discussion of the shareholder approval requirements to effect the Arrangement.

Voting at the Meeting

            This Circular is being sent to both registered shareholders and non-registered shareholders. Only registered shareholders or the persons they appoint as their proxyholders are permitted to vote at the Meeting. Non-registered shareholders should follow the instructions on the forms they receive from their intermediaries. No other securityholders of the Company are entitled to vote at the Meeting. See “General Proxy Information”.

Background to the Arrangement

            The provisions of the Arrangement Agreement are the result of arm’s length negotiations conducted among representatives of Primero, Brigus, the Brigus Special Committee, and their respective legal and financial advisors, as applicable. See “The Arrangement – Background to the Arrangement” for a description of the background to the Arrangement.

Recommendation of the Board of Directors

            Scotia Capital has provided its opinion that, as of the date given and subject to the assumptions, limitations and qualifications contained therein, the consideration to be paid by Primero pursuant to the Arrangement is fair, from a financial point of view, to Primero. The full text of the opinion can be found at Appendix “D”. See “The Arrangement – Fairness Opinion”.

            The Board, having taken into account such Fairness Opinion and such other matters it considered relevant, unanimously determined that the consideration to be paid by Primero under the Arrangement is fair to Primero and that the Arrangement is in the best interests of the Company. Accordingly, the Board of Directors unanimously recommends that Shareholders vote FOR the Share Issuance Resolution. See “The Arrangement – Recommendation of the Board of Directors.”

Reasons for the Arrangement

            In the course of their evaluation of the Arrangement, the Board of Directors consulted with the Company’s senior management, legal counsel and Scotia Capital, and considered a number of factors including, among others, the following:

If  you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

(a)

Diversified production base and geo-political risk mitigation: The Arrangement transforms two single production asset companies into a single entity with operations in geo-politically stable jurisdictions, industry supportive infrastructure and prospective regional geology;

(b)

Critical production scale: Two producing gold mines with production at below industry average cash costs, which production could potentially increase with the addition of the production from the Cerro del Gallo development project and a further expansion at San Dimas;

(c)	Enhanced market capitalization: Expected to appeal to a broader shareholder base, increase analyst coverage and improve share trading liquidity;

(d)	Leading growth profile: Expected production growth from 2013 to 2015 placing the combined company amongst the leaders of its peer group;

(e)

Solid financial position and cash flow: Sufficient capital to repay all debt and invest in organic growth plus strong operating cash flow over the next five years at current consensus commodity pricing;

(f)	Leverages technical expertise: Leverages Primero’s underground mining technical expertise;

(g)	Exploration opportunity: Combines two companies with demonstrated exploration upside, close to existing mine infrastructure; and

(h)

Re-valuation opportunity: With diversified production and cash flow, a strong balance sheet, a superior growth profile and a proven operating team, the combined company creates the potential for a re-rating to a multiple in line with other mid-tier gold producers.

Selected Primero Unaudited Pro Form Consolidated Financial Information

     The selected unaudited pro forma consolidated financial information set forth below should be read in conjunction with Primero’s unaudited pro forma consolidated financial statements and the accompanying notes thereto attached as Appendix “C” to the Circular. The unaudited pro forma consolidated statement of financial position has been prepared from the September 30, 2013 unaudited interim consolidated statements of financial position of each of Primero and Brigus and gives pro forma effect to the successful completion of the Arrangement as if the transactions occurred on September 30, 2013. The pro forma consolidated statement of operations for the year ended December 31, 2012 and the nine month period ended September 30, 2013 have been prepared, respectively, from the audited consolidated statements of operations of each of Primero and Brigus for the year ended December 31, 2012 and from the unaudited interim consolidated statements of operations of each of Primero and Brigus for the nine months ended September 30, 2013, and gives pro forma effect to the successful completion of the Arrangement as if the transactions occurred on January 1, 2012 and January 1, 2013 respectively.

     The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the Arrangement will differ from the pro forma information presented below. No attempt has been made to calculate or estimate potential synergies between Primero and Brigus. The unaudited pro forma consolidated financial statement information set forth below is extracted from and should be read in conjunction with the unaudited pro forma consolidated financial statements of Primero and the accompanying notes included in Appendix “C” to the Circular.

If you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

	Nine months ended	Year ended
(in thousands of U.S. dollars)	September 30, 2013	December 31, 2012

Statement of Operations Data:

Revenue	263,694	300,620

Earnings from mine operations	80,477	106,442

Net Income	35,700	56,042

(in U.S. dollars)

Per Primero Share data:

Basic earnings per share	0.24	0.42

Diluted earnings per share	0.24	0.42

(in thousands of U.S. dollars)		As at September 30, 2013

Balance Sheet Data:

Total current assets		186,796

Total assets		1,171,790

Total current liabilities		152,791

Total liabilities		260,508

Total equity		911,282

Fairness Opinion

            Scotia Capital has provided the Board of Directors its opinion that, subject to the assumptions, limitations and qualifications set forth in the Fairness Opinion, the consideration to be paid by Primero under the Arrangement is fair, from a financial point of view, to Primero. See “The Arrangement - Fairness Opinion” and the complete text of the Fairness Opinion, which is attached as Appendix “D” to this Circular and which should be read in its entirety.

Particulars of the Arrangement

             Brigus Shareholders (other than Brigus Shareholders who validly exercise their Dissent Rights) will ultimately receive in exchange for each Brigus Share the Consideration pursuant to a series of transactions as set out in the Plan of Arrangement, which includes the following steps:

(a)	the termination of the Brigus shareholder rights plan;

(b)

all of the then issued and outstanding Brigus DSUs shall be deemed to be vested, and Brigus shall allot and issue to each holder of a Brigus DSU such number of Brigus Shares as are due to such holder under the terms of the Brigus DSU Plan (less any amounts withheld pursuant to the Plan of Arrangement) and thereafter the Brigus DSU Plan will terminate;

(c)	Primero will lend to Brigus the Loan Amount by way of a non-interest bearing demand promissory note;

(d)

Brigus will subscribe for such number of additional Fortune Bay Shares as would result in Brigus holding 9.9% of the outstanding Fortune Bay Shares, in consideration for payment to Fortune Bay of cash subscription proceeds equal to the Loan Amount;

(e)	Brigus shall undertake a reorganization of capital within the meaning of section 86 of the Tax Act, as is more particularly described in the Plan of Arrangement;

If you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

(f)

each outstanding Class A Share (other than Class A Shares held by Primero or any affiliate thereof) will, be irrevocably assigned and transferred by the holder thereof to Primero (free and clear of all Liens) in exchange for 0.175 of a Primero Share and Cdn$0.000001 in cash from Primero for each Class A Share held;

(g)	each outstanding Brigus Option shall be exchanged for a Replacement Option to purchase Primero Shares based upon the Option Exchange Ratio; and

(h)

Brigus and a newly formed, wholly-owned subsidiary of Primero incorporated under the laws of Canada no less than one (1) day prior to the Effective Time, shall amalgamate to form one corporate entity (“Amalco”) under Section 192 of the CBCA.

            The Brigus Shares held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised will be deemed to be transferred to Primero (free and clear of all Liens), without any further act or formality, and such Dissenting Shareholders shall cease to have any rights as holders of such Brigus Shares other than the right to be paid fair value for such Brigus Shares as set out in the Plan of Arrangement, attached to the Arrangement Agreement in Appendix “B” to this Circular.

            The Share Issuance Resolution must be approved by a majority of the Primero Shareholders at the Meeting. The Arrangement Resolution must be approved by not less than 66 2/3% of the votes cast by the Brigus Shareholders who vote in respect of the Arrangement Resolution in person or by proxy at the Brigus Meeting. In addition, the Arrangement Resolution is required to be approved by a majority of the minority shareholders of Brigus in accordance with MI 61-101. See “The Arrangement – Approvals”.

            The Arrangement also requires the approval of the Court. If, among other things, Primero Shareholder Approval is obtained at the Meeting and Brigus Shareholder Approval is obtained at the Brigus Meeting, the Court will hold a hearing regarding the Final Order. The Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

            Completion of the Arrangement is subject to the other terms and conditions specified in the Arrangement Agreement. See “The Arrangement Agreement”.

Expenses and Termination Fees

            The Arrangement Agreement requires that the Company pay the Termination Fee in certain circumstances. See “Arrangement Agreement – Termination and Expense Fees”.

Agreements related to the Arrangement

Arrangement Agreement

            On December 16, 2013, the Company, Brigus and Fortune Bay entered into the Arrangement Agreement under which the parties agreed, subject to certain terms and conditions, to complete the Arrangement. This Circular contains a summary of certain provisions of the Arrangement Agreement and is qualified in its entirety by the full text of the Arrangement Agreement a copy of which is attached as Appendix “B” to this Circular. See “Arrangement Agreement”.

Voting Agreements

            Each director and officer of Primero, who beneficially owns securities of Primero, as well as each principal Shareholder of the Company, has entered into Voting Agreements with Primero pursuant to which they have agreed, among other things, to support the Arrangement and vote their Primero Shares in favour of the Share Issuance Resolution. As of January 24, 2014, the Locked-Up Shareholders (including certain of their respective associates and related parties), collectively, own or exercise control or direction over an aggregate of 1,255,233 Primero Shares, representing approximately 1.08% of the voting rights attached to the issued and outstanding Primero Shares (on an undiluted basis). See “The Arrangement - Voting Agreements”.

If you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

Parties to the Arrangement

The Company

            Primero is a Canadian-based precious metals producer that owns the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project, each of which are located in Mexico. Primero is focused on delivering superior, sustainable value for all stakeholders with low-risk exposure to precious metals. Primero intends to become an intermediate producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Brigus and Fortune Bay

            Brigus is a gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. Brigus operates the wholly owned Black Fox mine and mill in the Timmins Gold District of Ontario, Canada. The Black Fox Complex encompasses the Black Fox Mine and adjoining properties in the Township of Black River-Matheson, Ontario, Canada. Brigus also owns the Goldfields Project located near Uranium City, Saskatchewan, Canada, which hosts the Box and Athona gold deposits. In the Dominican Republic, Brigus has signed an agreement to sell its remaining interests in three mineral exploration projects. In Mexico, Brigus owns the Ixhuatán Project located in the state of Chiapas, and the Huizopa Project located in the state of Chihuahua.

            Pursuant to the Reorganization, Fortune Bay will hold Brigus’ interests in the Goldfields Project in Saskatchewan and the Ixhuatán and Huizopa Projects in Mexico immediately prior to the Effective Time, and will be capitalized with approximately Cdn$10 million in cash from Brigus.

Proxy Solicitation Agent

            The Company has retained Kingsdale Shareholder Services Inc. to solicit proxies. If you have questions, you may contact the proxy solicitation agent, Kingsdale Shareholder Services Inc., by (i) telephone, toll-free in North America at 1-866-228-2532 or at 416-867-2272 outside of North America, (ii) facsimile to (416) 867-2271 or, toll-free in North America, to 1-866-545-5580; (iii) mail to The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario M5X 1E2; or (iv) e-mail to contactus@kingsdaleshareholder.com.

Risk Factors

            Shareholders should consider a number of risk factors relating to the Arrangement and the Company in evaluating whether to approve the Share Issuance Resolution. These risk factors are discussed herein and/or in certain sections of documents publicly filed, which sections are incorporated herein by reference. See “Risk Factors”.

If you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

GENERAL PROXY INFORMATION

Solicitation of Proxies

            The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. We have arranged for intermediaries to forward the meeting materials to Beneficial Shareholders of the Primero Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

            The Company will also be using the services of Kingsdale Shareholder Services Inc. (“Kingsdale”) to solicit proxies. If you have questions, you may contact the proxy solicitation agent, Kingsdale, by (i) telephone, toll-free in North America at 1-866-228-2532 or at 416-867-2272 outside of North America, (ii) facsimile to (416) 867-2271 or, toll-free in North America, to 1-866-545-5580; (iii) mail to The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario M5X 1E2; or (iv) e-mail to contactus@kingsdaleshareholder.com. The cost of solicitation will be borne by the Company.

Appointment of Proxyholders

            Joseph Conway and David Blaiklock, the individuals named in the accompanying form of proxy (the “Proxy”), are the President and Chief Executive Officer, and Chief Financial Officer, respectively, of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy (who is not required to be a shareholder), to attend and act for you on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

            The persons named in the Proxy will vote or withhold from voting the Primero Shares represented thereby in accordance with your instructions on any ballot that may be called for at the Meeting. If you specify a choice with respect to any matter to be acted upon, your Primero Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified;

(b)	any amendment to or variation of any matter identified therein; and

(c)	any other matter that properly comes before the Meeting.

            In respect of a matter for which a choice is not specified in the Proxy, the management appointee acting as a proxyholder will vote in favour of the Share Issuance Resolution. However, under NYSE rules, a broker who has not received specific voting instructions from the beneficial owner may not vote the shares in its discretion on behalf of such beneficial owner on “non-routine” proposals, although such shares will be included in determining the presence of a quorum at the Meeting. Thus, such broker “non-votes” will not be considered votes “cast” for purposes of voting on the Shareholder Issuance Resolution.

Registered Shareholders

            If you are a registered shareholder (a shareholder whose name appears on the records of the Company as the registered holder of Primero Shares) of the Company, you may wish to vote by proxy whether or not you are able to attend the Meeting in person. Registered shareholders electing to submit a proxy may do so by:

(a)

completing, dating and signing the Proxy and returning it to the Company’s registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”), by fax within North America at 1-866-249-7775, outside North America at 1-416-263-9524, or by mail or hand delivery to 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

If you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

(b)

using a touch-tone phone to transmit voting choices to the toll free number given in the Proxy. Registered shareholders who choose this option must follow the instructions of the voice response system and refer to the enclosed Proxy for the toll free number, the holder’s account number and the proxy access number; or

(c)

using the internet at Computershare’s website, www.investorvote.com. Registered shareholders must follow the instructions that appear on the screen and refer to the enclosed Proxy for the holder’s account number and the proxy access number;

in all cases ensuring that the Proxy is received at least two business days (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used. The proxy deadline may be waived or extended by the Chairman of the Meeting, in his sole discretion without notice. Registered shareholders may also vote in person at the Meeting by presenting themselves to a representative of Computershare.

Beneficial Shareholders

            The following information is of significant importance to shareholders of the Company who do not hold Primero Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders or as set out in the following disclosure.

            If Primero Shares are listed in an account statement provided to a Primero Shareholder by a broker, then in almost all cases those Primero Shares will not be registered in the shareholder’s name on the records of the Company. Such Primero Shares will more likely be registered under the names of intermediaries. In Canada, the vast majority of such Primero Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms) and, in the United States, under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks).

            Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of the Company’s shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

            There are two kinds of Beneficial Shareholders: (i) those who object to their identity being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners); and (ii) those who do not object to the issuers of the securities they own knowing their identity (called “NOBOs” for Non-Objecting Beneficial Owners).

Non-Objecting Beneficial Owners

            The Company is relying on the provisions of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer that permit it to deliver proxy-related materials directly to its NOBOs. As a result, NOBOs can expect to receive a scannable voting instruction form (“VIF”) from Computershare. Voting can be completed by filling out and signing the VIF and returning it to Computershare, or by voting by telephone or the Internet, in each case as set out in the instructions provided on the VIF. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

            These securityholder materials are being sent to both registered and non-registered owners of the Primero Shares. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address, and information about your holdings of securities, were obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf.

            By choosing to send these materials to you directly, the Company (and not the intermediary holding securities on your behalf) has assumed responsibility for (a) delivering these materials to you, and (b) carrying out your voting instructions. Please return your VIF as specified in the request for voting instructions sent to you.

If you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

Objecting Beneficial Owners

            Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Primero Shares are voted at the Meeting.

            The form of proxy supplied to you by your broker will be similar to the Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote your Primero Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent your Primero Shares at the Meeting. You have the right to appoint a person (who need not be a shareholder of the Company, and who can be yourself), other than any of the persons designated in the VIF, to represent your Primero Shares at the Meeting. To exercise this right, insert the name of the desired representative, who may be you, in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile, or provided to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Primero Shares to be represented at the Meeting and the appointment of any shareholder’s representative. If you receive a VIF from Broadridge, it must be completed and returned to Broadridge, in accordance with Broadridge’s instructions, well in advance of the Meeting in order to have your Primero Shares voted or to have an alternate representative duly appointed to attend and vote your Primero Shares at the Meeting.

Revocation of Proxies

            In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it:

(a)

by executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare, or to the Company at the address of the registered office of the Company at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day before the day of the Meeting or, if the Meeting is adjourned, the last business day before any reconvening thereof, or to the chairman of the Meeting at the Meeting or any reconvening thereof, or in any other manner provided by law; or

(b)	by personally attending the Meeting and voting its Primero Shares.

            A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

RECORD DATE AND VOTING SECURITIES

Record Date

            The Board of Directors has fixed January 27, 2014 as the Record Date for the determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either: (i) attend the Meeting personally; (ii) complete, sign and deliver a form of Proxy in the manner and subject to the provisions described above; or (iii) vote in one of the manners provided for in the VIF, will be entitled to vote or to have their Primero Shares voted at the Meeting.

Voting Securities

            Primero’s authorized share capital consists of an unlimited number of Primero Shares without par value, and an unlimited number of preferred shares without par value. The Primero Shares are listed for trading on the TSX under the symbol “P” and on the NYSE under the symbol “PPP”. In addition, the Company’s common share purchase warrants trade on the TSX under the symbol “P.WT”. As of January 24, 2014, there were 115,726,035 Primero Shares issued and outstanding and no preferred shares issued and outstanding. Holders of Primero Shares are entitled to one vote per Primero Share at meetings of shareholders.

If you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

            To the knowledge of the directors and executive officers of the Company as of the date of this Circular, the only person that beneficially owned, directly or indirectly, or exercised control or direction over, Primero Shares carrying more than 10% of the voting rights attached to all outstanding Primero Shares is Goldcorp Inc. (“Goldcorp”), as set out in the following table:

	Number of Primero	Percentage of Issued
Shareholder Name	Shares Held	Primero Shares

GOLDCORP INC.	31,151,200(1)	26.9%(2)

_____________________________
Notes:

(1)	This information was supplied to Primero by Goldcorp and from the insider reports available at www.sedi.ca.

(2)	Based on 115,726,035 Primero Shares outstanding at January 24, 2014.

INFORMATION CONCERNING THE MEETING

            As set out in the Notice of Meeting, at the Meeting, Shareholders of the Company will be asked to consider and vote on the Share Issuance Resolution.

            Primero Shareholder Approval is required in connection with the Arrangement by the rules and regulations of the NYSE and the TSX. In connection with the Arrangement, Primero expects to issue 41,275,378 Primero Shares, which is equal to approximately 35.7% of the non-diluted Primero Shares outstanding immediately prior to the date of this Circular. Pursuant to the listing rules of both the TSX and the NYSE, a listed company is generally required to obtain shareholder approval in connection with an acquisition transaction where the number of securities issued or issuable in payment of the purchase price for the acquisition exceeds 25% (in the case of the TSX) and 20% (in the case of the NYSE) of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction. In order for the acquisition of Brigus to be completed, Primero Shareholders must approve the Share Issuance Resolution.

            In connection with the Arrangement, Primero expects to issue approximately 41,275,378 Primero Shares, based on the number of Brigus Shares and Brigus DSUs outstanding as at January 24, 2014, and assuming that: (i) all of the Brigus Shares outstanding as at January 24, 2014 are acquired upon completion of the Arrangement; (ii) all holders of Brigus Options elect to receive Replacement Options based on the Option Exchange Ratio rather than exercise their Brigus Options in advance of the successful completion of the Arrangement; (iii) no holders of Brigus Warrants exercise their Brigus Warrants in advance of the successful completion of the Arrangement; and (iv) no Brigus Convertible Debentures are converted into Brigus Shares in advance of the successful completion of the Arrangement.

            In addition, an aggregate of approximately 9,133,730 additional Primero Shares would be issuable as a result of the Plan of Arrangement as follows: (i) 2,782,151 Primero Shares would be issuable in the event that all of the Replacement Options to be granted pursuant to the Plan of Arrangement are exercised prior to the expiry date of such Replacement Options; (ii) 2,780,151 Primero Shares would be issuable in the event that all of the Brigus Warrants are exercised prior to the expiry date of the Brigus Warrants; and (iii) 3,571,429 Primero Shares would be issuable in the event that all of the Brigus Convertible Debentures are converted into Primero Shares prior to their maturity. Together with the approximately 41,275,378 Primero Shares to be issued in connection with the Arrangement, the total number of Primero Shares issued or issuable pursuant to the Plan of Arrangement, being approximately 50,409,108 Primero Shares, is equal to approximately 43.6% of the non-diluted Primero Shares outstanding immediately prior to the date of this Circular.

            Following the successful completion of the Arrangement, Primero Shareholders will hold approximately 73% of the Primero Shares issued and outstanding, while Brigus Shareholders will hold approximately 27% of the Primero Shares issued and outstanding (on a fully diluted in-the-money basis). In order for the acquisition of Brigus to be completed, the Share Issuance Resolution must be approved by a simple majority (50% plus one vote) of votes cast at the Meeting by Primero Shareholders, present in person or by proxy.

If you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

THE ARRANGEMENT

General

            This section provides material information about the acquisition of Brigus, the creation of Fortune Bay and other information regarding the Arrangement.

            Both the Board and the Brigus Board have approved the Arrangement Agreement. The Arrangement Agreement and the Plan of Arrangement provide that Primero will acquire all of the outstanding Brigus Shares subject to, among other things:

  approval of the Share Issuance Resolution by Shareholders;

  approval of the Arrangement Resolution by Brigus Shareholders;

  approval of the Arrangement by the Court; and

  receipt of Competition Act Approval and HSR Approval.

            Pursuant to the Arrangement, Brigus will become a wholly-owned subsidiary of Primero. On consummation of the Arrangement: (i) Primero will acquire each outstanding Class A Share in exchange for 0.175 of a Primero Share and Cdn$0.000001 in cash; (ii) each outstanding Brigus Option shall be exchanged for a Replacement Option; and (iii) each outstanding Brigus Warrant will entitle the holder to purchase 0.175 of a Primero Share and 0.1 of a Fortune Bay Share upon exercise.

            Brigus Shareholders who properly exercise their Dissent Rights will be entitled to be paid the fair value of their Brigus Shares. Non-registered holders of Brigus Shares and holders of Brigus Options are not entitled to Dissent Rights. Dissenters’ appraisal rights are not available to Shareholders in connection with the Arrangement. See the section of the Circular entitled “The Arrangement - Dissenting Shareholder Rights”.

            If permitted by applicable laws, Primero intends to delist the Brigus Shares from the TSX and NYSE MKT as soon as practicable following the Effective Date, and to apply for a decision for Brigus to cease to be a reporting issuer under the securities laws of each province of Canada in which it is a reporting issuer.

When the Arrangement Becomes Effective

            Under the CBCA, the Court must approve the Plan of Arrangement. If, among other things, Primero Shareholder Approval is obtained at the Meeting and Brigus Shareholder Approval is obtained at the Brigus Meeting, the Court will hold a hearing regarding the Final Order. The Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

Plan of Arrangement

            The following description is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is attached to the Arrangement Agreement in Appendix “B” to this Circular.

            Pursuant to the terms of the Plan of Arrangement, at the Effective Time, except as otherwise noted herein, the following shall occur and shall be deemed to occur sequentially, in the following order, without any further act or formality required on the part of any person, in each case effective as at five minute intervals starting at the Effective Time.

(a)	the Brigus shareholder rights plan shall be terminated and all rights issued pursuant to the Brigus shareholder rights plan shall be cancelled without any payment in respect thereof;

(b)

the Effective Date shall be deemed to be the vesting date for all of the then issued and outstanding Brigus DSUs, and Brigus shall allot and issue to each holder of a Brigus DSU such number of Brigus Shares as are due to such holder under the terms of the Brigus DSU Plan (less any amounts withheld pursuant to the Plan of Arrangement) and thereafter the Brigus DSU Plan will terminate and none of the former holders of Brigus DSUs, the Parties or any of their respective successors or assigns shall have any rights, liabilities or obligations in respect of the Brigus DSU Plan;

If you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

(c)

all Brigus Shares held by dissenting Brigus Shareholders shall be deemed to have been transferred (free and clear of all Liens) to Primero in exchange for a debt claim against Primero for the amount determined under Article 4 of the Plan of Arrangement; and

(i)

such dissenting Brigus Shareholders shall cease to be the holders of such Brigus Shares and to have any rights as Brigus Shareholders other than the right to be paid the fair value for such Brigus Shares as set out in Article 4 of the Plan of Arrangement; and

(ii)	the name of each such dissenting Brigus Shareholder shall be removed as a Brigus Shareholders from the registers of Brigus Shareholders maintained on or on behalf of Brigus;

(d)	Primero will lend to Brigus the Loan Amount by way of a non-interest bearing demand promissory note;

(e)

Brigus will subscribe for such number of additional Fortune Bay Shares as would result in Brigus holding, after completion of the distribution in (f) below, 9.9% of the outstanding Fortune Bay Shares, in consideration for payment to Fortune Bay of cash subscription proceeds equal to the Loan Amount (with the amount, if any, by which such cash subscription proceeds exceed the fair market value of the Fortune Bay Shares so issued being a contribution to the capital of Fortune Bay);

(f)	Brigus shall undertake a reorganization of capital within the meaning of section 86 of the Tax Act, and which reorganization shall occur in the following order:

(i)

the authorized share capital of Brigus will be amended by the creation of one new class of shares consisting of an unlimited number of Class A Shares, and the articles of incorporation of Brigus shall be deemed to be amended accordingly;

(ii)

each outstanding Brigus Share (including such Brigus Shares acquired by Primero pursuant to (c) above, if any) will be exchanged (without any further act or formality on the part of the Brigus Shareholder) free and clear of all Liens for one (1) Class A Share and one-tenth (0.1) of a Fortune Bay Share, and such Brigus Shares shall thereupon be cancelled, and:

	(A)	the holders of such Brigus Shares shall cease to be the holders thereof and to have any rights or privileges as holders of such Brigus Shares;

	(B)	such holders’ names shall be removed from the register of the Brigus Shares maintained by or on behalf of Brigus; and

(C)

each Brigus Shareholder shall be deemed to be the holder of the Class A Shares and Fortune Bay Shares (in each case, free and clear of any Liens) exchanged for the Brigus Shares and shall be entered in the register of Brigus or Fortune Bay, as the case may be, as the registered holder thereof;

(iii)

the stated capital of Brigus for the outstanding Class A Shares will be an amount equal to the paid-up capital of Brigus for the Brigus Shares, less the fair market value of the Fortune Bay Shares distributed on such exchange;

(g)

each outstanding Class A Share (other than Class A Shares held by Primero or any affiliate thereof) will, without further act or formality by or on behalf of a holder of Class A Shares, be irrevocably assigned and transferred by the holder thereof to Primero (free and clear of all Liens) in exchange for 0.175 of a Primero Share and Cdn$0.000001 in cash from Primero for each Class A Share held, and

If you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

(i)

the holders of such Class A Shares shall cease to be the holders thereof and to have any rights as holders of such Class A Shares other than the right to be paid the consideration per Class A Share in accordance with this Plan of Arrangement;

(ii)	such holders’ name shall be removed from the register of the Class A Shares maintained by or on behalf of Brigus; and

(iii)

Primero shall be deemed to be the transferee and the legal and beneficial holder of such Class A Shares (free and clear of all Liens) and shall be entered as the registered holder of such Class A Shares in the register of the Class A Shares maintained by or on behalf of Brigus;

(h)

each Brigus Option which is outstanding and has not been duly exercised prior to the Effective Time, shall be exchanged for a Replacement Option to purchase from Primero the number of Primero Shares (rounded down to the nearest whole share) equal to: (i) the Option Exchange Ratio multiplied by (ii) the number of Brigus Shares subject to such Brigus Option immediately prior to the Effective Time. Such Replacement Option shall provide for an exercise price per Primero Share (rounded up to the nearest whole cent) equal to: (x) the exercise price per Brigus Share otherwise purchasable pursuant to such Replacement Option; divided by (y) the Option Exchange Ratio. It is agreed that all terms and conditions of a Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the Brigus Option for which it was exchanged, and shall be governed by the terms of the Brigus Option Plan, except that the term to expiry of any Replacement Option shall not be affected by a holder of Replacement Options not becoming, or ceasing to be, an employee, officer or director of Brigus or Primero, as the case may be; and

(i)	Primero NewCo and Brigus shall amalgamate to form one corporate entity (“Amalco”) under Section 192 of the CBCA, such that:

(i)	the name of Amalco shall be “Brigus Gold Corp.”;

(ii)	the initial directors of Amalco shall be the directors of Primero NewCo;

(iii)	the initial officers of Amalco shall be the officers of Primero NewCo;

(iv)	Amalco shall have a minimum of 1 director and a maximum of 20 directors;

(v)	all of the property of each of Primero NewCo and Brigus continues to be the property of Amalco;

(vi)	Amalco continues to be liable for the obligations of each of Primero NewCo and Brigus (other than any obligations of Primero NewCo or Brigus to the other);

(vii)	any existing cause of action, claim or liability to prosecution is unaffected;

(viii)	a civil, criminal or administrative action or proceeding pending by or against Primero NewCo or Brigus may continue to be prosecuted by or against Amalco;

(ix)	a conviction against, or ruling, order or judgment in favour of or against Primero NewCo or Brigus may be enforced by or against Amalco;

(x)

the articles of Primero NewCo immediately before the Effective Time are deemed to be the articles of incorporation of Amalco, and the Certificate of Arrangement is deemed to be the certificate of incorporation of Amalco;

If you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

(xi)	the by-laws of Primero NewCo immediately before the Effective Time are deemed to be the by-laws of Amalco;

(xii)	Amalco shall be authorized to issue an unlimited number of common shares;

(xiii)

the directors of Amalco may appoint one or more directors of Amalco but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders of Amalco, and any directors of Amalco appointed pursuant to the previous sentence shall hold office for a term expiring not later than the close of the next annual meeting of shareholders;

(xiv)

the Class A Shares shall continue as common shares of Amalco, and any certificates formerly representing the Class A Shares and common shares of Primero NewCo shall represent and be deemed to represent common shares of Amalco;

(xv)	all shares in the capital stock of Brigus shall be cancelled; and

(xvi)

the stated capital of the Amalco common shares will be an amount equal to the “paid- up capital”, as that term is defined in the Tax Act, attributable to all of the issued and outstanding shares of Brigus immediately prior to the Amalgamation.

            Following the receipt of the Final Order and prior to the Effective Date, Brigus and Primero shall deliver or arrange to be delivered to the Depositary the Consideration, including certificates (or electronic deposit) representing the Fortune Bay Shares and Primero Shares required to be issued to former Brigus Shareholders in accordance with the provisions of the Plan of Arrangement, which shares shall be held by the Depositary as agent and nominee for such former Brigus Shareholders for distribution to such former Brigus Shareholders in accordance with the provisions of Plan of Arrangement.

            Immediately following the successful completion of the Arrangement, Brigus will be a wholly-owned subsidiary of Primero and existing Primero Shareholders and Brigus Shareholders will own approximately 73% and 27%, respectively, of the outstanding Primero Shares, on a fully diluted in-the-money basis.

Fractional Shares

            Following the Effective Time, if the aggregate number of Primero Shares to which a Brigus Shareholder would otherwise be entitled would include a fractional share, then the number of Primero Shares that such former Brigus Shareholder is entitled to receive shall be rounded down to the next whole number and no former Brigus Shareholder will be entitled to any compensation in respect of such fractional Primero Share. In addition, following the Effective Time, if the aggregate number of Fortune Bay Shares to which a former Brigus Shareholder would otherwise be entitled would include a fractional share, then the number of Fortune Bay Shares that such former Brigus Shareholder is entitled to receive shall be rounded down to the next whole number and no former Brigus Shareholder will be entitled to any compensation in respect of such fractional Fortune Bay Share.

Replacement Options

           As of January 24, 2014, there were outstanding Brigus Options which, when vested would be exercisable to acquire a total of 15,898,005 Brigus Shares.

           Each Brigus Option which is outstanding and has not been duly exercised prior to the Effective Time, shall be exchanged for a fully-vested option (each, a “Replacement Option”) to purchase from Primero the number of Primero Shares (rounded down to the nearest whole share) equal to: (i) the Option Exchange Ratio multiplied by (ii) the number of Brigus Shares subject to such Brigus Option immediately prior to the Effective Time. Such Replacement Option shall provide for an exercise price per Primero Share (rounded up to the nearest whole cent) equal to: (x) the exercise price per Brigus Share otherwise purchasable pursuant to such Replacement Option; divided by (y) the Option Exchange Ratio. It is agreed that all other terms and conditions of a Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the Brigus Option for which it was exchanged, and shall be governed by the terms of a Brigus Option Plan, except that the term to expiry of any Replacement Options shall not be affected by a holder of Replacement Options not becoming, or ceasing to be, an employee, officer or director of Brigus or Primero, as the case may be. The Replacement Options shall include 800,604 Brigus Options which have an exercise price of Cdn$0.767 and expire on February 6, 2014, February 19, 2014 and March 4, 2014 (collectively, the “Expiring Options”). Primero agrees that the Expiring Options shall become Primero Options on the same terms as the other Replacement Options with an expiry date of two (2) months from the Effective Date.

If you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

Brigus Warrants

            After the Effective Time, in accordance with and subject to the terms of the indentures governing the Brigus Warrants, each holder of a Brigus Warrant shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s Brigus Warrant, in lieu of Brigus Shares to which such holder was theretofore entitled upon such exercise and for the same aggregate consideration payable therefor, the number of Primero Shares and Fortune Bay Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Brigus Shares to which such holder would have been entitled if such holder had exercised such holder’s Brigus Warrants immediately prior to the Effective Time.

            Each Brigus Warrant shall continue to be governed by and be subject to the terms of the applicable Brigus Warrant indenture. Upon any exercise of a Brigus Warrant, in accordance with the terms of the Brigus Warrant Indentures, Primero and Fortune Bay shall issue the necessary number of Primero Shares and Fortune Bay Shares needed to settle such exercise and Primero shall promptly pay to Fortune Bay, on receipt, a portion of the Brigus Warrant exercise price based on the formula set out in the Plan of Arrangement. The obligations of Brigus with respect to the Brigus Warrants as so exchanged shall be assumed by Primero and Fortune Bay, and Primero and Fortune Bay agree to use commercially reasonable efforts to arrange for the Brigus Warrants to continue to be listed on the TSX under Primero’s trading symbol and to maintain such listing until 5:00 p.m. (Halifax time) on November 19, 2014.

Brigus DSUs and Brigus Employee Share Purchase Plan

            Subject to the terms and conditions of the Arrangement Agreement, pursuant to the Plan of Arrangement, at the Effective Time, the Effective Date shall be deemed to be the vesting date for all of the then issued and outstanding Brigus DSUs, and Brigus shall allot and issue to each holder of a Brigus DSU such number of Brigus Shares as are due to such holder under the terms of the Brigus DSU plan (less any amounts withheld pursuant to the Plan of Arrangement) and thereafter the Brigus DSU plan will terminate and none of the former holders of Brigus DSUs, the Parties or any of their respective successors or assigns shall have any rights, liabilities or obligations in respect of the Brigus DSU Plan.

            Subject to the terms and conditions of the existing Brigus employee share purchase plan, Brigus shall, promptly following execution of the Arrangement Agreement, suspend future participation under the Brigus employee share purchase plan after December 31, 2013, and provide participants with notice of Brigus’ intention to terminate the Brigus employee share purchase plan effective as of the Effective Time, provided that, for greater certainty, Brigus shall comply with all of its existing obligations incurred or accrued in connection with the Brigus employee share purchase plan prior to the time at which termination is thereof is effective.

Arrangement Consideration

            Pursuant to the Plan of Arrangement, Brigus Shareholders will receive: (i) an indivisible combination of 0.175 Primero Shares and Cdn$0.000001 in cash (with the total cash entitlement of each Brigus Shareholder rounded up to the nearest nickel); and (ii) 0.1 of a Fortune Bay Share for each Brigus Share. The issuance of the Consideration Shares to Brigus Shareholders requires Primero Shareholder Approval. Brigus Shareholders will not be entitled to fractional Primero Shares or fractional Fortune Bay Shares in connection with the Arrangement. See “The Arrangement - Fractional Shares”.

If you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

Stock Exchange Listings

            The Brigus Shares are listed on the TSX and the NYSE MKT, trading under the symbol “BRD”. The Brigus Warrants are listed on the TSX under the symbols “BRD.WT” and “BRD.WT.A”. Primero will apply for conditional approval of the TSX and NYSE in respect of the Share Issuance Resolution and related transactions, which conditional approval will be subject to satisfaction of customary listing conditions and notice of issuance.

            In furtherance of the Arrangement Agreement, Primero will also apply to the TSX to arrange for the Brigus Warrants to continue to be listed on the TSX under Primero’s trading symbol, and to maintain such listing until 5:00 p.m. (Halifax time) on November 19, 2014. See “The Arrangement – Brigus Warrants”.

            If permitted by applicable laws, Primero intends to delist the Brigus Shares from the TSX and NYSE MKT as soon as practicable following the Effective Date. The obligations of Brigus with respect to the Brigus Warrants exchanged after the Effective Time shall be assumed by Primero and Fortune Bay, and Primero and Fortune Bay agree to use commercially reasonable efforts to arrange for the Brigus Warrants to continue to be listed on the TSX under Primero’s trading symbol and to maintain such listing until 5:00 p.m. (Halifax time) on November 19, 2014.

            The Primero Shares are listed on the TSX under the symbol “P” and on the NYSE under the symbol “PPP”. The obligation of Primero and Brigus to complete the Arrangement is subject to, among other matters, the TSX and NYSE approving the listing and posting for trading on the TSX and NYSE of the Consideration Shares, Option Shares and Warrant Shares, and the approval of the listing and posting for trading on the TSX of the Class A Shares, subject only in each case to the satisfaction of the customary listing conditions of the TSX or NYSE, as the case may be.

Background to the Arrangement

            The provisions of the Arrangement Agreement are the result of arm’s length negotiations conducted among representatives of Primero, Brigus, the Brigus Special Committee, and their respective legal and financial advisors, as applicable. The following is a summary of the principal events, meetings, negotiations, discussions and actions among the parties leading up to the execution and public announcement of the Arrangement Agreement.

            In June 2013, Primero was made aware that Brigus had commenced a strategic process to solicit offers for the acquisition of Brigus. Primero began a preliminary desktop review of public information and based on its analysis, entered into a confidentiality agreement with Brigus on June 27, 2013 in order to obtain access to Brigus’ electronic dataroom.

            Following the results of Primero’s initial review, Primero management formed a comprehensive due diligence team, which visited the Brigus operations from September 4-6, 2013. On October 2, 2013, Brigus entered into a confidentiality agreement with Primero in order to obtain access to Primero’s dataroom and to conduct due diligence on Primero. On October 11, 2013, BMO Capital Markets was retained by Primero to act as financial advisor in respect of any potential transaction involving Brigus.

            On October 16, 2013, Primero submitted a non-binding expression of interest to Brigus with limited validity and subject to certain other conditions. Brigus and its advisors informed Primero that they considered the expression of interest to be too low, and subsequently cancelled a planned site visit to Primero’s San Dimas project in Mexico.

            During October and November 2013, informal discussions continued between Mr. Joe Conway, President and Chief Executive Officer of Primero, and Mr. Wade Dawe, Chairman and Chief Executive Officer of Brigus, as well as their respective financial advisors. On November 29, 2013, Primero submitted a revised proposal to Brigus.

            Between November 29, 2013 and December 16, 2013, Primero continued to monitor the state of the capital markets, and, along with legal counsel to Primero and Brigus and their other respective professional advisors, negotiated and settled the final outstanding terms of the Arrangement Agreement.

If you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

            On December 5, 2013, Primero retained Scotia Capital to provide an independent fairness opinion to the Board with respect to the consideration to be paid by Primero pursuant to the Arrangement.

            On December 11, 2013, Mr. Conway met with Mr. Charles Jeannes, Chief Executive Officer of Goldcorp, to discuss Goldcorp’s willingness to support terms of the Arrangement and to enter into a voting and support agreement.

            On December 13, 2013, at a meeting of the Board, following presentations by Mr. Conway on behalf of Primero management, BMO Capital Markets and Scotia Capital, and after full consideration of the relevant factors, including those set forth under the heading “Reasons for the Arrangement” below, unanimously resolved to approve the entering into of the Arrangement Agreement, determined that it is in the best interest of Primero for the Arrangement to be consummated and for the Board to support the Arrangement, and recommended that Shareholders vote their Primero Shares in favour of the Share Issuance Resolution.

            On December 16, 2013, Primero and Brigus executed the Arrangement Agreement, Goldcorp entered into its voting agreement with Primero, the directors and senior officers of each of Primero and Brigus executed the Support Agreements, and the Arrangement was publicly announced shortly prior to market open of the TSX, NYSE and NYSE MKT.

Recommendation of the Board

            AFTER CAREFUL CONSIDERATION OF THE ARRANGEMENT, THE BOARD UNANIMOUSLY RECOMMENDS THAT PRIMERO SHAREHOLDERS VOTE IN FAVOUR OF THE SHARE ISSUANCE RESOLUTION.

Reasons for the Arrangement

            In reaching its conclusion to approve the Arrangement Agreement, and unanimously recommend that Shareholders vote in favour of the Share Issuance Resolution, the Board considered, among other things, the following factors:

(a)

Diversified production base and geo-political risk mitigation: The Arrangement transforms two single production asset companies into a single entity with operations in geo-politically stable jurisdictions, industry supportive infrastructure and prospective regional geology;

(b)

Critical production scale: Two producing gold mines with production at below industry average cash costs, which production could potentially increase with the addition of the production from the Cerro del Gallo development project and a further expansion at San Dimas;

(c)	Enhanced market capitalization: Expected to appeal to a broader shareholder base, increase analyst coverage and improve share trading liquidity;

(d)	Leading growth profile: Expected production growth from 2013 to 2015 placing the combined company amongst the leaders of its peer group;

(e)

Solid financial position and cash flow: Sufficient capital to repay all debt and invest in organic growth plus strong operating cash flow over the next five years at current consensus commodity pricing;

(f)	Leverages technical expertise: Leverages Primero’s underground mining technical expertise;

(g)	Exploration opportunity: Combines two companies with demonstrated exploration upside, close to existing mine infrastructure; and

(h)

Re-valuation opportunity: With diversified production and cash flow, a strong balance sheet, a superior growth profile and a proven operating team, the combined company creates the potential for a re-rating to a multiple in line with other mid-tier gold producers.

If you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

Fairness Opinion

            Primero entered into an agreement with Scotia Capital pursuant to which, among other things, Scotia Capital agreed to provide the Board with an opinion in accordance with its customary practice as to the fairness of the consideration to be paid by Primero under the Arrangement. At a meeting held on December 13, 2013, Scotia Capital provided the Board with an oral opinion, subsequently confirmed in writing to the Board, to the effect that, based upon and subject to the various assumptions, explanations and limitations set forth therein, the consideration to be paid by Primero pursuant to the Arrangement was fair, from a financial point of view, to Primero.

            The full text of the Fairness Opinion, which sets forth, among other things, the assumptions made, information reviewed and matters considered, and limitations and qualifications on the review undertaken in connection with the opinion, is attached to this Circular as Appendix “D”. The Fairness Opinion is not intended to be and does not constitute a recommendation to any Shareholder as to how to vote or act at the Meeting. The Fairness Opinion was one of a number of factors taken into consideration by the Board in considering the Arrangement. This summary of the Fairness Opinion is qualified in its entirety by reference to the full text of the Fairness Opinion and Shareholders are urged to read the Fairness Opinion in its entirety.

            The Fairness Opinion was rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date of the Fairness Opinion and the conditions, prospects, financial and otherwise, of Primero and Brigus, as applicable, as they are reflected in the information and documents reviewed by Scotia Capital and as they were presented to Scotia Capital. Subsequent developments may affect the Fairness Opinion. Scotia Capital has disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to the attention of Scotia Capital after the date of the Fairness Opinion.

            Under its engagement letter with Scotia Capital, Primero has agreed to pay Scotia Capital a fixed fee for rendering the Fairness Opinion. Scotia Capital will not be paid an additional fee that is contingent upon the completion of the Arrangement or any alternative transaction. The Board took this fee structure into account when considering the Fairness Opinion. Primero has also agreed to indemnify Scotia Capital and certain related persons against certain liabilities in connection with its engagement.

            Neither Scotia Capital nor any of its affiliates is an “issuer insider”, “associated entity” or “affiliated entity” (as those terms are defined in the Securities Act (Ontario)) of Primero, Brigus, or any of their respective associates or affiliates. In the ordinary course of its business, Scotia Capital may trade in the securities of Primero and/or Brigus for its own account or for the account of its clients and, accordingly, may at any time hold a long or short position in such securities.

Voting Agreements

Brigus Voting Agreements

            Each Brigus Voting Agreement sets forth, among other things, the terms and conditions upon which each Brigus Locked-Up Shareholder has agreed, among other things, to vote in favour of the Arrangement Resolution, all of the Brigus Shares currently owned or controlled by such Brigus Locked-Up Shareholder. The following is a summary of the principal terms of the Brigus Voting Agreements. This summary is qualified in its entirety by the full text of the Brigus Voting Agreements, the form of which was attached to the Arrangement Agreement, filed by Primero: (i) with the Canadian securities regulatory authorities and available at www.sedar.com; and (ii) with the SEC and available at www.sec.gov.

            Under the Brigus Voting Agreements, each of the Brigus Locked-Up Shareholders has agreed, among other things, to vote, or cause to be voted, all of the Brigus Shares currently owned or controlled by such Brigus Locked-Up Shareholder, being an aggregate of 5,795,920 Brigus Shares, and all Brigus Shares issuable upon the conversion, exchange or exercise of any security of Brigus convertible, exchangeable or exercisable into securities of Brigus owned or controlled by such Brigus Locked-Up Shareholder (collectively, the “Subject Securities”).

            Each Brigus Locked-Up Shareholder has covenanted and agreed that it will, among other things:

If you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

•

vote (or cause to be voted) all of the Subject Securities, (i) in favour of the approval, consent, ratification and adoption of the Arrangement Resolution (and any actions required in furtherance thereof), and (ii) against any resolution proposed by any other Person, that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or delay or interfere with, the completion of the Arrangement;

•	not support any action that is intended or would reasonably be expected to impede, interfere with, delay, postpone or discourage the completion of the Arrangement;

•	not assert or exercise any dissent rights in respect of the Arrangement that the Brigus Locked-Up Shareholder may have;

•

not, directly or indirectly, (i) solicit, initiate, knowingly encourage or otherwise facilitate any inquiry, proposal or offer regarding an Acquisition Proposal or potential Acquisition Proposal, (ii) enter into, or otherwise engage or participate in, any substantive discussions or negotiations with any Person regarding any inquiry, proposal or offer regarding an Acquisition Proposal or potential Acquisition Proposal, and (iii) accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, any Acquisition Proposal; and

•

not option, transfer, sell, gift, pledge, hypothecate, encumber, or otherwise dispose of any of the Subject Securities (or any right or interest therein, legal or equitable) or enter into any agreement, arrangement or understanding in connection therewith (including any derivative transaction that has the effect of reducing the economic exposure of the Brigus Locked-Up Shareholder to the Subject Securities).

            Each Brigus Voting Agreement shall be terminated and be of no further force or effect upon the earliest of:

•	the Effective Date;

•	the termination of the Arrangement Agreement in accordance with its terms; or

•	the mutual written agreement of Brigus and the Brigus Locked-Up Shareholder.

            Each Brigus Voting Agreement may be terminated by the Brigus Locked-Up Shareholder if: (i) Brigus breaches or is in default of any of its covenants or obligations under the Brigus Voting Agreement in a material way; or (ii) a representation or warranty of Brigus under the Brigus Voting Agreement was at the time of the Voting Agreement, or has subsequently become, untrue or incorrect in any material respect, provided that the Brigus Locked-Up Shareholder has notified Brigus in writing of any of the events in (i) or (ii) and the same has not been cured by Brigus within fifteen (15) days of the date such notice was received by Brigus.

Primero Voting Agreements

            Each Primero Voting Agreement sets forth, among other things, the terms and conditions upon which each Primero Locked-Up Shareholder has agreed, among other things, to vote in favour of the Share Issuance Resolution, all of the Primero Shares currently owned or controlled by such Primero Locked-Up Shareholder. The following is a summary of the principal terms of the Primero Voting Agreements. This summary is qualified in its entirety by the full text of the Primero Voting Agreements, the form of which was attached to the Arrangement Agreement, filed by Primero: (i) with the Canadian securities regulatory authorities and available at www.sedar.com; and (ii) with the SEC and available at www.sec.gov.

            Under the Primero Voting Agreements, each of the Primero Locked-Up Shareholders has agreed, among other things, to vote, or cause to be voted, all of the Primero Shares currently owned or controlled by such Primero Locked-Up Shareholder, being an aggregate of 1,255,233 Primero Shares, and all Primero Shares issuable upon the conversion, exchange or exercise of any security of Primero convertible, exchangeable or exercisable into securities of Primero owned or controlled by such Primero Locked-Up Shareholder (collectively, the “Subject Securities”).

If you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

            Each Primero Locked-Up Shareholder has covenanted and agreed that it will, among other things:

•

vote (or cause to be voted) all of the Subject Securities, (i) in favour of the approval, consent, ratification and adoption of the Share Issuance Resolution (and any actions required in furtherance thereof), and (ii) against any resolution proposed by any other Person, that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or delay or interfere with, the completion of the Arrangement;

•	not support any action that is intended or would reasonably be expected to impede, interfere with, delay, postpone or discourage the completion of the Arrangement;

•	not assert or exercise any dissent rights in respect of the Arrangement that the Primero Locked-Up Shareholder may have;

•

not, directly or indirectly, (i) solicit, initiate, knowingly encourage or otherwise facilitate any inquiry, proposal or offer regarding an Acquisition Proposal or potential Acquisition Proposal, (ii) enter into, or otherwise engage or participate in, any substantive discussions or negotiations with any Person regarding any inquiry, proposal or offer regarding an Acquisition Proposal or potential Acquisition Proposal, and (iii) accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, any Acquisition Proposal; and

•

not option, transfer, sell, gift, pledge, hypothecate, encumber, or otherwise dispose of any of the Subject Securities (or any right or interest therein, legal or equitable) or enter into any agreement, arrangement or understanding in connection therewith (including any derivative transaction that has the effect of reducing the economic exposure of the Primero Locked-Up Shareholder to the Subject Securities).

            Each Primero Voting Agreement shall be terminated and be of no further force or effect upon the earliest of:

•	the Effective Date;

•	the termination of the Arrangement Agreement in accordance with its terms; or

•	the mutual written agreement of Primero and the Primero Locked-Up Shareholder.

            Each Primero Voting Agreement may be terminated by the Primero Locked-Up Shareholder if: (i) Primero breaches or is in default of any of its covenants or obligations under the Primero Voting Agreement in a material way; or (ii) a representation or warranty of Primero under the Voting Agreement was at the time of the Primero Voting Agreement, or has subsequently become, untrue or incorrect in any material respect, provided that the Primero Locked-Up Shareholder has notified Primero in writing of any of the events in (i) or (ii) and the same has not been cured by Primero within fifteen (15) days of the date such notice was received by Primero.

Goldcorp Voting Agreement

            Goldcorp, which holds approximately 27% of the outstanding Primero Shares, entered into a customary voting and support agreement dated December 15, 2013 with Primero whereby, subject to the terms and conditions of such voting and support agreement, it has agreed to vote all of its Primero Shares in favour of the Share Issuance Resolution. See “The Arrangement – Background to the Arrangement”.

If you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

Regulatory Matters

Competition Act Approval

            Part IX of the Competition Act requires that the Commissioner of Competition (the “Commissioner”) be notified of certain classes of transactions that exceed the thresholds set out in Sections 109 and 110 of the Competition Act (“Notifiable Transactions”) by the parties to the transaction.

            Subject to certain limited exceptions, the parties to a Notifiable Transaction cannot complete the transaction until they have submitted the information prescribed pursuant to Subsection 114(1) of the Competition Act to the Commissioner and the applicable waiting period has expired or been terminated by the Commissioner or the Commissioner has waived the parties’ notification obligation. The waiting period is 30 calendar days after the day on which the parties to the transaction submit the prescribed information, provided that, before the expiry of this period, the Commissioner has not notified the parties that he requires additional information that is relevant to the Commissioner’s assessment of the transaction pursuant to Subsection 114(2) of the Competition Act (a “Supplementary Information Request”). In the event that the Commissioner provides the parties with a Supplementary Information Request, the parties cannot complete their transaction until 30 calendar days after compliance with such Supplementary Information Request, provided that there is no order in effect prohibiting completion at the relevant time. A transaction may be completed before the end of the applicable waiting period if the Commissioner issues an advance ruling certificate (an “ARC”) or notifies the parties that he does not, at such time, intend to challenge the transaction by making an application under Section 92 of the Competition Act to the Competition Tribunal (a “No Action Letter”).

            Alternatively, or in addition to filing the prescribed information, a party to a Notifiable Transaction may apply to the Commissioner for an ARC or, if he is not prepared to issue an ARC, a No Action Letter. A transaction in respect of which an ARC is issued pursuant to Section 102 of the Competition Act is exempt from the notification requirements of Part IX of the Competition Act. Where the Commissioner issues a No Action Letter in lieu of an ARC, he also may waive the notifying parties’ obligation to submit a notification if in their ARC request they supplied the Commissioner with information that is substantially similar to the information required in a notification pursuant to Subsection 114(1) and the applicable regulation (a “Waiver”).

            The transactions contemplated by the Arrangement constitute a “merger” and a Notifiable Transaction for the purposes of the Competition Act. Primero and Brigus intend to submit a request for an ARC or, in the alternative a No Action Letter and Waiver to the Commissioner, in late January 2014.

            The completion of the Arrangement is conditional on, among other things, Competition Act Approval.

HSR Act Approval

            Under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the U.S. Federal Trade Commission (the “FTC”), the transactions contemplated by the Arrangement Agreement may not be consummated until the expiration or termination of a waiting period following the filing of required information and documentary material with the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”). Primero and Brigus expect to file as promptly as practicable Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the Arrangement Agreement. The initial waiting period will expire at 11:59 p.m., Eastern Time, on the 30th calendar day after such filings, unless (i) the parties receive a request for additional information or documentary material or (ii) the FTC and the Antitrust Division grant early termination of the waiting period prior to that time. If the waiting period expires on a Saturday, Sunday or legal holiday, the period is extended until the end of the next day that is not a Saturday, Sunday or legal public holiday. If, within the 30-calendar-day waiting period, either the FTC or the Antitrust Division requests additional information or documentary material, the waiting period would be extended for an additional period of 30 calendar days following the date of substantial compliance with that request. The FTC and the Antitrust Division may terminate the extended waiting period before its expiration. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. After that time, the waiting period could be extended only by court order or with the parties’ consent.

If you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

Approvals

Brigus Shareholder Approval

            Subject to the Interim Order, the Arrangement Resolution must be approved by at least two-thirds of the votes cast by Brigus Shareholders, voting as a single class present in person or represented by proxy, at the Brigus Meeting. In addition, the Arrangement Resolution is required to be approved by a majority of the minority of such Brigus Shareholders in accordance with MI 61-101. In addition, Brigus Shareholders will be asked at the Brigus Meeting to approve a shareholders’ resolution reducing Brigus’ stated capital in connection with consummation of the Arrangement.

Primero Shareholder Approval

            In connection with the Arrangement, Primero expects to issue approximately 41,275,378 Primero Shares, based on the number of Brigus Shares and Brigus DSUs outstanding as at January 24, 2014, and assuming that: (i) all of the Brigus Shares outstanding as at January 24, 2014 are acquired upon completion of the Arrangement; (ii) all holders of Brigus Options elect to receive Replacement Options based on the Option Exchange Ratio rather than exercise their Brigus Options in advance of the successful completion of the Arrangement; (iii) no holders of Brigus Warrants exercise their Brigus Warrants in advance of the successful completion of the Arrangement; and (iv) no Brigus Convertible Debentures are converted into Brigus Shares in advance of the successful completion of the Arrangement. In addition, an aggregate of approximately 9,133,730 additional Primero Shares would be issuable as a result of the Plan of Arrangement as follows: (i) 2,782,151 Primero Shares would be issuable in the event that all of the Replacement Options to be granted pursuant to the Plan of Arrangement are exercised prior to the expiry date of such Replacement Options; (ii) 2,780,151 Primero Shares would be issuable in the event that all of the Brigus Warrants are exercised prior to the expiry date of the Brigus Warrants; and (iii) 3,571,429 Primero Shares would be issuable in the event that all of the Brigus Convertible Debentures are converted into Primero Shares prior to their maturity. Together with the approximately 41,275,378 Primero Shares to be issued in connection with the Arrangement, the total number of Primero Shares issued or issuable pursuant to the Plan of Arrangement, being approximately 50,409,108 Primero Shares, is equal to approximately 43.6% of the non-diluted Primero Shares outstanding immediately prior to the date of this Circular.

            Following the successful completion of the Arrangement, Brigus will be a wholly-owned subsidiary of Primero and existing Primero Shareholders and Brigus Shareholders will own approximately 73% and 27%, respectively, of the outstanding Primero Shares, on a fully diluted in-the-money basis.

Court Approval

            The CBCA requires that Brigus obtain the approval of the Court in respect of the Arrangement.

            On January 24, 2014, Brigus obtained the Interim Order which provides for the calling and holding of the Brigus Meeting and other procedural matters, and filed a Notice of Application for the Final Order to approve the Arrangement. Copies of the Interim Order and the Notice of Application are attached as Appendix “D” to the Brigus management information circular dated January 27, 2014 that was mailed to Brigus Shareholders in connection with the Arrangement.

            The Court hearing in respect of the Final Order is expected to take place on or about March 3, 2014 at 10:00 a.m. (Toronto time) or as soon thereafter as counsel for Brigus may be heard, subject to the approval of the Arrangement Resolution at the Brigus Meeting. At the hearing, the Court will consider, among other things, the fairness of the terms and conditions of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. Prior to the hearing on the Final Order, the Court will be informed that the Final Order will also constitute the basis for an exemption from registration under the U.S. Securities Act for the Consideration Shares, Replacement Options, Class A Shares and Fortune Bay Shares to be issued on completion of the Arrangement to Brigus Shareholders and Brigus Optionholders, as applicable, pursuant to Section 3(a)(10) of the U.S. Securities Act. Under the terms of the Interim Order, each Brigus Shareholder will have the right to appear and make submissions at the application for the Final Order. There can be no assurance that the Court will approve the Arrangement.

If you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

Dissenting Shareholder Rights

            Under applicable Canadian law, Primero Shareholders are not entitled to dissent rights with respect to the Share Issuance Resolution. Any registered Brigus Shareholder who properly dissents from the Arrangement Resolution in accordance with the CBCA will be entitled, in the event the transaction becomes effective, to be paid by Primero in accordance with the terms of the Plan of Arrangement, the fair value of the Brigus Shares held by the dissenting shareholder.

Issuance and Resale of Consideration Shares and Other Securities

            The following discussion is a general overview of certain requirements of U.S. federal Securities Laws applicable to Brigus Shareholders in the United States in connection with the Arrangement. All Brigus shareholders, warrantholders and optionholders in the United States are urged to consult with their own legal advisors to ensure that the resale of any security issued to them under the Arrangement, any exercise of the Brigus Warrants or Replacement Options or the resale of any Warrant Shares or Option Shares issued upon exercise complies with applicable U.S. Securities Laws.

            None of the Consideration Shares, the Replacement Options and the Fortune Bay Shares to be issued pursuant to the Arrangement, nor the Warrant Shares issuable upon the exercise of the Warrants, nor the Option Shares issuable upon the exercise of the Replacement Options, have been, nor will be registered under the U.S. Securities Act or the securities laws of any other jurisdiction. The Consideration Shares, the Replacement Options and the Fortune Bay Shares to be issued in the Arrangement will be issued pursuant to an exemption from the prospectus requirements of Canadian securities law and pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act, based on the approval of the Plan of Arrangement by the Court.

            Section 3(a)(10) of the U.S. Securities Act exempts securities issued in connection with a securities exchange transaction from the registration requirements of the U.S. Securities Act where the fairness of the terms and conditions of the issuance and exchange of the securities have been approved by a court or authorized governmental entity, after a hearing upon the fairness of the terms and conditions of the exchange at which all persons to whom the securities will be issued have the right to appear and to whom adequate notice of the hearing has been given. The Final Order is required for the Arrangement to become effective, and the Court will be advised that if the terms and conditions of the Arrangement are approved by the Court pursuant to the Final Order, the Consideration Shares, the Replacement Options and the Fortune Bay Shares issuable under the Arrangement will not require registration under the U.S. Securities Act and will be issued pursuant to Section 3(a)(10) thereof. Therefore, if the Court approves the Plan of Arrangement, its approval will constitute the basis for the Consideration Shares, the Replacement Options and the Fortune Bay Shares to be issued without registration under the U.S. Securities Act.

            Persons who are not “affiliates” of Primero after the Arrangement and have not been “affiliates” of Primero in the 90 day period prior to the Arrangement may resell the Consideration Shares, the Replacement Options and the Fortune Bay Shares that they receive in connection with the Arrangement in the United States without restriction under the U.S. Securities Act. As defined in Rule 144 under the U.S. Securities Act, an “affiliate” of an issuer is a person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, the issuer and may include certain officers and directors of such issuer, as well as principal shareholders of such issuer.

            Consideration Shares, Replacement Options and Fortune Bay Shares received by a holder who will be an “affiliate” of Primero or Fortune Bay, as applicable, after the Arrangement or was an “affiliate” of Primero or Fortune Bay, as applicable, within 90 days prior to the Arrangement (until such 90-day period has lapsed) will be subject to certain restrictions on resale imposed by the U.S. Securities Act. Such affiliates may not sell the Consideration Shares, the Replacement Options and the Fortune Bay Shares, as applicable, that they receive in connection with the Arrangement in the absence of registration under the U.S. Securities Act or an exemption from registration, if available, such as the exemptions and safe harbours contained in Rule 144 under the U.S. Securities Act or Rule 903 of Regulation S of the U.S. Securities Act.

            Affiliates - Rule 144. In general, under Rule 144 under the U.S. Securities Act, persons who are affiliates of Primero or Fortune Bay after the Arrangement will be entitled to sell in the United States, during any three-month period, a portion of the Consideration Shares, the Replacement Options and the Fortune Bay Shares, as applicable, that they receive in connection with the Arrangement, provided that the number of such Consideration Shares, Replacement Options and Fortune Bay Shares sold, as the case may be, does not exceed the greater of one percent of the then outstanding securities of such class or, if such securities are listed on a United States securities exchange, the average weekly trading volume of such securities during the four-week period preceding the date of sale, subject to specified restrictions on holding period, manner of sale, notice requirements, aggregation rules and the availability of current public information about Primero or Fortune Bay, as applicable. Persons who are affiliates of Primero or Fortune Bay, as applicable, after the Arrangement will continue to be subject to the resale restrictions described in this paragraph for so long as they continue to be affiliates of Primero or Fortune Bay, as applicable, and until 90 days thereafter.

If you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

            Directors and Officers - Regulation S. Provided that Primero and Fortune Bay remain “foreign private issuers” as defined in Rule 405 of the U.S. Securities Act, a person who is an affiliate of Primero or Fortune Bay, as applicable, at the time of the contemplated resale transaction, may, under the U.S. Securities Act, resell the Consideration Shares, Replacement Options and Fortune Bay Shares, as applicable, issued to them pursuant to the Arrangement in an “offshore transaction” in accordance with (i) Rule 904 of Regulation S, provided that (A) such person is an affiliate of Primero or Fortune Bay, as applicable, at the time of the resale transaction solely by virtue of having a position as an officer or director of Primero or Fortune Bay, (B) such person would not be deemed a “distributor” as defined in Regulation S, (C) no “directed selling efforts” as defined in Regulation S are made in the United States by the seller, an affiliate of the seller or any person acting on their behalf, and (D) the conditions imposed by Regulation S under the U.S. Securities Act for “offshore transactions” are satisfied, or (ii) Rule 903 of Regulation S, provided that, among other things, (A) no “directed selling efforts” as defined in Regulation S are made in the United States by the seller, an affiliate of the seller or any person acting on their behalf, and (B) the conditions imposed by Regulation S for “offshore transactions” are satisfied.

            Warrant Shares and Option Shares. The Warrant Shares and Option Shares issuable upon the exercise of the Brigus Warrants and the Replacement Options in the United States or by, or on behalf of, a U.S. Person after the Effective Time may not be issued in reliance upon Section 3(a)(10) of the U.S. Securities Act and may be exercised only if the issuance is registered under the U.S. Securities Act or exempt from the registration requirements of the U.S. Securities Act and pursuant to any applicable Securities Laws of any state of the United States. If issued pursuant to an exemption from the registration requirements of the U.S. Securities Act, Warrant Shares and Option Shares will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act and will be subject to transfer restrictions.

THE ARRANGEMENT AGREEMENT

            The following description of certain provisions of the Arrangement Agreement is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the Arrangement Agreement, which is attached as Appendix “B” to this Circular.

General

            At the Effective Time of the Arrangement, upon the terms and subject to the conditions of the Arrangement Agreement and in accordance with the Plan of Arrangement, among other things, Primero will acquire all of the Brigus Shares and Brigus will become a wholly-owned subsidiary of Primero. The Arrangement Agreement and Plan of Arrangement provide that Primero will acquire each outstanding Brigus Share (other than those held by Brigus Shareholders who properly exercise their Dissent Rights) in exchange for 0.175 of a Primero Share and Cdn$0.000001 in cash.

            The Plan of Arrangement, which is deemed part of the Arrangement Agreement, provides that at the Effective Time, a series of events shall occur without any further act or formality thereby giving effect to the transactions contemplated by the Arrangement.

If you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

Conditions

Mutual Conditions Precedent

            The respective obligations of Primero and Brigus to complete the Arrangement are subject to the fulfillment of each of the following conditions precedent on or before the Effective Time, each of which may only be waived with the mutual consent of Primero, Brigus and Fortune Bay:

(a)	the Arrangement Resolution shall have been approved and adopted at the Brigus Meeting in accordance with the Interim Order;

(b)

the Interim Order and the Final Order shall each have been obtained on terms consistent with the Arrangement Agreement, and shall not have been set aside or modified in a manner unacceptable to Brigus and Primero, acting reasonably, on appeal or otherwise;

(c)	Primero Shareholder Approval shall have been obtained;

(d)	the Reorganization shall have been completed in accordance with the Master Reorganization Agreement;

(e)

no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law which is then in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement;

(f)

the Class A Shares, the Primero Shares, Replacement Options and Fortune Bay Shares to be issued pursuant to the Arrangement shall either be: (i) exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof; or (ii) be registered pursuant to an effective registration statement under the U.S. Securities Act; provided, however, that Brigus shall not be entitled to the benefit of this condition, and shall be deemed to have waived such condition, in the event that Brigus fails to advise the Court prior to the hearing in respect of the Final Order that Primero, Brigus and Fortune Bay, as the case may be, intend to rely on the exemption from registration afforded by Section 3(a)(10) of the U.S. Securities Act based on the Court’s approval of the Arrangement;

(g)

each of the Competition Act Approval and HSR Approval has been made, given or obtained on terms acceptable to each of the Parties, each acting reasonably, and such Regulatory Approvals are in full force and have not been modified;

(h)

there shall be no suit, action or proceeding by any Governmental Entity or any other Person that has resulted in an imposition of material limitations on the ability of Primero to acquire or hold, or exercise full rights of ownership of, any Brigus Shares, including the right to vote the Brigus Shares to be acquired by it on all matters properly presented to the Brigus Shareholders;

(i)

the distribution of the Primero Shares and the Fortune Bay Shares pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Securities Laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of applicable exemptions under Securities Laws and shall not be subject to resale restrictions under applicable Securities Laws (other than as applicable to control Persons or pursuant to section 2.6 of National Instrument 45-102 – Resale of Securities);

(j)

(i) Fortune Bay shall be validly existing under the laws of Canada and all of the issued and outstanding shares of capital stock and other ownership interests in Fortune Bay shall be legally and beneficially owned by Brigus free and clear of all Liens; and (ii) Brigus shall hold a number of whole Fortune Bay Shares such that, after giving effect to the distribution of Fortune Bay Shares contemplated in the Plan of Arrangement (assuming that no Brigus Shares are exchanged pursuant to Section 2.3(b) of the Plan of Arrangement), Brigus would hold 9.9% of all of the outstanding Fortune Bay Shares;

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(k)

Primero shall have delivered evidence satisfactory to the Parties, acting reasonably, of the approval of the listing and posting for trading on the TSX and NYSE of the Consideration Shares, Option Shares and Warrant Shares, subject only in each case to the satisfaction of the customary listing conditions and notice of issuance of the TSX or NYSE, as the case may be; and

(l)

Brigus shall have delivered evidence satisfactory to the Parties, acting reasonably, of the approval of the listing and posting for trading on the TSX of the Class A Shares, subject only to the satisfaction of the customary listing conditions of the TSX.

Additional Conditions Precedent in Favour of Primero

            The obligation of Primero to complete the Arrangement is subject to the fulfillment of each of the following additional conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Primero and may be waived by Primero):

(a)

all covenants of Brigus under the Arrangement Agreement to be performed on or before the Effective Time which have not been waived by Primero shall have been duly performed by Brigus in all material respects and Primero shall have received a certificate of Brigus addressed to Primero and dated the Effective Date, signed on behalf of Brigus by two senior executive officers of Brigus (on Brigus’ behalf and without personal liability), confirming the same as at the Effective Time;

(b)

the representations and warranties of Brigus set forth in the Arrangement Agreement shall be true and correct in all respects, without regard to any materiality or Brigus Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Brigus Material Adverse Effect, and Primero shall have received a certificate of Brigus addressed to Primero and dated the Effective Date, signed on behalf of Brigus by two senior executive officers of Brigus (on Brigus’ behalf and without personal liability), confirming the same as at the Effective Time;

(c)

there shall not have occurred a Brigus Material Adverse Effect that has not been publicly disclosed by Brigus prior to the date of the Arrangement Agreement or disclosed to Primero in writing prior to the date of the Arrangement Agreement, and since the date of the Arrangement Agreement, there shall not have occurred a Brigus Material Adverse Effect, and Primero shall have received a certificate signed on behalf of Brigus by two senior executive officers of Brigus (on Brigus’ behalf and without personal liability) to such effect;

(d)	the Key Consents shall have been obtained; and

(e)	holders of no more than 5% of the Brigus Shares shall have exercised Dissent Rights.

Additional Conditions Precedent to the Obligations of Brigus and Fortune Bay

            The obligations of Brigus and Fortune Bay to complete the Arrangement are subject to the fulfillment of each of the following additional conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of each of Brigus and Fortune Bay and may be waived by each of Brigus and Fortune Bay):

(a)

all covenants of Primero under the Arrangement Agreement to be performed on or before the Effective Time which have not been waived by Brigus shall have been duly performed by Primero in all material respects and Brigus shall have received a certificate of Primero, addressed to Brigus and dated the Effective Date, signed on behalf of Primero by two of its senior executive officers (on Primero’s behalf and without personal liability), confirming the same as of the Effective Date;

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(b)

the representations and warranties of Primero set forth in the Arrangement Agreement shall be true and correct in all respects, without regard to any materiality or Primero Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Primero Material Adverse Effect, and Brigus shall have received a certificate signed on behalf of Primero by two senior executive officers of Primero (on Primero’s behalf and without personal liability) to this effect;

(c)	Primero shall have complied with its obligations in respect of the payment of the consideration and the Depositary shall have confirmed receipt of the consideration contemplated thereby; and

(d)

there shall not have occurred a Primero Material Adverse Effect that has not been publicly disclosed by Primero prior to the date of the Arrangement Agreement or disclosed to Brigus in writing prior to the date of the Arrangement Agreement, and since the date of the Arrangement Agreement, there shall not have occurred a Primero Material Adverse Effect and Brigus shall have received a certificate signed by two senior executive officers of Primero (on Primero’s behalf and without personal liability) to such effect.

Representations and Warranties

            The Arrangement Agreement contains a number of customary representations and warranties of Primero and Brigus relating to, among other things: organization and qualification; corporate authority and enforceability; no conflict; subsidiaries; regulatory filings; compliance with laws; authorizations; capitalization and stock exchange listing; shareholder agreements; financial statements; undisclosed liabilities; Fortune Bay liabilities; mineral rights; mineral reserves and resources; operational matters; employment matters; absence of certain changes or events; litigation; tax; books and records; insurance; non-arm’s length transactions; environmental matters; restrictions on business activities; material contracts; brokers; cease trade orders; reporting issuer status; stock exchange compliance; approvals and recommendations; independent directors and special committees; money laundering laws; confidentiality agreements; anti-corruptions; relationships with customers and suppliers; expropriation; NGOs and community groups; and arrangements with securityholders.

Covenants

            The Arrangement Agreement also contains customary negative and affirmative covenants of Primero, Brigus and Fortune Bay.

Covenants of Brigus Regarding the Conduct of the Business

            Brigus covenants and agrees in the Arrangement Agreement that at all times prior to the Effective Time, except as required to give effect to the Reorganization, unless Primero shall otherwise agree in writing or as otherwise expressly contemplated or permitted by the Arrangement Agreement, Brigus shall, and shall cause each of its subsidiaries to, conduct its and their respective businesses only in, not take any action except in, and maintain their respective facilities, in the ordinary course of business consistent with past practice and to use commercially reasonable efforts to preserve intact its and their present business organization and goodwill, to preserve intact its property and mineral rights, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships consistent with past practice with suppliers, distributors, employees, Governmental Entities and others having business relationships with them.

            Brigus shall provide Primero with prompt written notice of: (A) any change (or any condition, event, circumstance or development involving a prospective change) in the business, assets, operations, capitalization, condition (financial or otherwise), prospects, share or debt ownership, results of operations, cash flows, properties (including any material property and mineral rights), articles, by-laws, licenses, permits (including Authorizations), rights, or privileges, whether contractual or otherwise, or liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), of Brigus or any of its subsidiaries which, when considered either individually or in the aggregate, has resulted in or would reasonably be expected to result in a Brigus Material Adverse Effect; (B) the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would or would be likely to (x) cause any of the representations of Brigus contained herein to be untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Brigus Material Adverse Effect qualification already contained within such representation or warranty) in any material respect; or (y) result in the failure in any material respect of Brigus to comply with or satisfy any covenant, condition or agreement (without giving effect to, applying or taking into consideration any qualification already contained in such covenant, condition or agreement) to be complied with or satisfied prior to the Effective Time.

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Covenants Relating to the Arrangement

            Each of Primero and Brigus has also agreed in the Arrangement Agreement to co-operate and use their reasonable best efforts in good faith to take, or cause to be taken, all reasonable actions, including the preparation of any applications for appropriate Regulatory Approvals (including Competition Act Approval and HSR Act Approval) and other orders, registrations, consents, filings, circulars and approvals and the preparation of any required documents, in each case as reasonably necessary to discharge their respective obligations under the Arrangement Agreement and the Arrangement, and to complete any of the transactions contemplated by the Arrangement Agreement, including their obligations under applicable securities laws.

Covenants Relating to the Reorganization

            Brigus shall at or prior to the Effective Time take all actions to do, or cause to be done, all things necessary, proper or advisable to, and prepare all documentation necessary to complete the Reorganization as contemplated by the Master Reorganization Agreement. Notwithstanding the execution and delivery of the Master Reorganization Agreement, Primero, Brigus and Fortune Bay agree that, upon request by either Primero or Brigus, Brigus and/or Fortune Bay shall: (i) effect such additional reorganizations of Brigus’ and Fortune Bay’s business, operations and assets as Primero may request, acting reasonably, and accordingly amend the Master Reorganization Agreement (each a “Further Reorganization”); and (ii) co-operate with Primero and/or Brigus and their respective advisors in order to determine the nature of any Further Reorganizations that might be undertaken and the manner in which they might most effectively be undertaken. Primero shall provide written notice to Brigus and Fortune Bay of any such Further Reorganizations at least ten (10) Business Days prior to the Effective Time.

Fortune Bay Covenants

            From the Effective Time, Fortune Bay agrees to indemnify and save harmless Primero, Brigus and its subsidiaries, their affiliates, directors, officers, partners, employees, advisors, shareholders and agents (each an “Indemnified Party”) from all losses suffered or incurred by an Indemnified Party as a result of or arising directly or indirectly out of or in connection with an Indemnified Liability.

Brigus Covenants Regarding Non-Solicitation

            The Arrangement Agreement contains certain “non-solicitation” provisions pursuant to which Brigus has agreed that it and its subsidiaries shall not, directly or indirectly, through any officer, director, shareholder, employee, advisor, representative, agent or otherwise:

(a)

make, solicit, assist, initiate, encourage or otherwise facilitate any inquiries, proposals or offers from any other Person (including any of its officers or employees) relating to any Acquisition Proposal for Brigus, or furnish to any Person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek to do any of the foregoing;

(b)

engage in any discussions or negotiations regarding, or provide any information with respect to, or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to make or complete any Acquisition Proposal for Brigus, provided, however, that, for greater certainty, Brigus may advise any Person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal when the Brigus Board has so determined;

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(c)

withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Primero, the approval or recommendation of the Brigus Board or any committee thereof of the Arrangement Agreement or the Arrangement;

(d)

approve, recommend or remain neutral with respect to, or propose publicly to approve, recommend or remain neutral with respect to, any Acquisition Proposal for Brigus (it being understood that publicly taking no position or a neutral position with respect to any Acquisition Proposal for a period of five Business Days or in respect to an Acquisition Proposal in respect of which a confidentiality agreement has been executed in accordance with Subsection 8.1(d) of the Arrangement Agreement shall not be considered a violation of this provision); or

(e)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal.

            The Arrangement Agreement provides that, notwithstanding the foregoing restrictions, nothing shall prevent Brigus from, and Brigus shall be permitted to engage in discussions or negotiations with, or respond to enquiries from any Person that has made an unsolicited written Acquisition Proposal that the Brigus Board has determined constitutes or could reasonably be expected to result in a Superior Proposal, or provide information and access to properties, facilities, books or records of Brigus pursuant to the Arrangement Agreement to, any person in response to an Acquisition Proposal by any such person provided that the requirements of the Arrangement Agreement are met.

            Brigus shall immediately cease and cause to be terminated any existing discussions or negotiations with any Person (other than Primero) with respect to any potential Acquisition Proposal and, in connection therewith, Brigus will discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request the return or destruction of all confidential information provided in connection therewith to the extent such information has not already been returned or destroyed. Brigus agrees not to release any third party from any confidentiality, non-solicitation or standstill agreement to which such third party is a party, or terminate, modify, amend or waive the terms thereof and Brigus undertakes to enforce, or cause its subsidiaries to enforce, all standstill, non-disclosure, non-disturbance, non- solicitation and similar covenants that it or any of its subsidiaries have entered into prior to the date of the Arrangement Agreement or enter into after the date of the Arrangement Agreement.

            From and after the date of the Arrangement Agreement, Brigus shall promptly provide notice to Primero of any Acquisition Proposal or any proposal, inquiry or offer that could lead to an Acquisition Proposal or any amendments to the foregoing or any request for non-public information relating to Brigus or any of its subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of Brigus or any subsidiary by any Person that informs Brigus, any member of the Brigus Board or such subsidiary that it is considering making, or has made, an Acquisition Proposal. Such notice to Primero shall be made, from time to time, first orally and then promptly (and in any event within 24 hours) in writing and shall indicate the identity of the Person making such proposal, offer, inquiry or contact, all material terms thereof and such other material details of the proposal, offer, inquiry or request known to Brigus, and shall include copies of any such written proposal, inquiry, offer or request or any amendment to any of the foregoing. Brigus shall keep Primero promptly and fully informed of the status, including any change to the material terms, of any such proposal, offer, inquiry or request and will respond promptly to all inquiries by Primero with respect thereto.

            If Brigus receives a request for material non-public information from a Person who proposes to Brigus an unsolicited written Acquisition Proposal and: (x) the Brigus Board determines that such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal; and (y) in the opinion of the Brigus Board, acting in good faith and on advice from its outside legal advisors, the failure to provide such party with access to information regarding Brigus and its subsidiaries would be inconsistent with the fiduciary duties of the Brigus Board, then, and only in such case, Brigus may provide such Person with access to information regarding Brigus and its subsidiaries, subject to the execution of a confidentiality and standstill agreement which is customary in such situations and which, in any event and taken as a whole, is no less favourable to Brigus than the Confidentiality Agreements. Brigus shall send a copy of any such confidentiality and standstill agreement to Primero promptly upon its execution, and promptly provide Primero with a list of, and, at the request of Primero, copies of, the same information provided to such Person, and promptly provide access to similar information to which such Person was provided.

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            Brigus agrees that it will not accept, approve or enter into any agreement (a “Proposed Agreement”), other than a confidentiality agreement as contemplated by Subsection 8.1(d) of the Arrangement Agreement, with any Person providing for or to facilitate any Acquisition Proposal unless:

(a)	the Brigus Board determines that such Acquisition Proposal constitutes a Superior Proposal;

(b)	the Brigus Meeting has not occurred;

(c)	Brigus has complied in all material respects with the non-solicitation restrictions in the Arrangement Agreement;

(d)

Brigus has provided Primero with a notice in writing that the Brigus Board has determined that such Acquisition Proposal constitutes a Superior Proposal together with all documentation related to and detailing the Superior Proposal, including a copy of any Proposed Agreement relating to such Superior Proposal, and a written notice from the Brigus Board regarding the value or range of values in financial terms that the Brigus Board has in consultation with its financial advisors determined should be ascribed to any non-cash consideration offered under the Superior Proposal;

(e)

five Business Days shall have elapsed from the date Primero received the notice and documentation referred to in the immediately preceding paragraph from Brigus and, if during such five (5) Business Day period Primero has proposed to amend the terms of the Arrangement in accordance with the Arrangement Agreement, the Brigus Board shall have determined, in good faith, after consultation with its financial advisors and outside legal counsel, that the Acquisition Proposal is a Superior Proposal compared to the Arrangement as proposed to be amended by Primero;

(f)	Brigus concurrently terminates the Arrangement Agreement; and

(g)	Brigus has previously, or concurrently will have, paid to Primero the Termination Fee.

Primero Opportunity to Match

            Pursuant to the Arrangement Agreement, Brigus has acknowledged and agreed that, during the five Business Day period referred to above, Primero shall have the opportunity, but not the obligation, to propose to amend the terms of the Arrangement Agreement and the Arrangement and, provided that Primero has so proposed, Brigus shall negotiate in good faith with Primero to make such adjustments to the terms and conditions of the Arrangement Agreement and the Arrangement as are appropriate to enable Primero to proceed with the Arrangement on such amended terms. The Brigus Board will review any proposal by Primero to amend the terms of the Arrangement in order to determine, in good faith in the exercise of its fiduciary duties, whether Primero’s proposal to amend the Arrangement would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the terms of the Arrangement.

            The Brigus Board shall promptly reaffirm its recommendation of the Arrangement by press release after: (x) any Acquisition Proposal which the Brigus Board determines not to be a Superior Proposal is publicly announced or made; or (y) the Brigus Board determines that as a result of an amendment to the terms of the Arrangement, the Acquisition Proposal which has been publicly announced or made is not a Superior Proposal. Primero and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release, recognizing that whether or not such comments are appropriate will be determined by Brigus, acting reasonably.

            Nothing in the Arrangement Agreement shall prevent the Brigus Board from responding, through a directors’ circular or otherwise, only to the extent required by applicable Securities Laws, to an Acquisition Proposal, or from withdrawing, modifying or changing its recommendation as a result of a Primero Material Adverse Effect. Further, nothing in the Arrangement Agreement shall prevent the Brigus Board from making any disclosure to the securityholders of Brigus if the Brigus Board, acting in good faith and upon the advice of its legal advisors, shall have first determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Brigus Board or such disclosure is otherwise required under applicable Law, provided, however, that, notwithstanding the Brigus Board shall be permitted to make such disclosure, the Brigus Board shall not be permitted to make a Brigus Change in Recommendation, other than as permitted by the terms of the Arrangement Agreement. Primero and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such disclosure, recognizing that whether or not such comments are appropriate will be determined by Brigus, acting reasonably. Nothing in the Arrangement Agreement shall prevent the Brigus Board from calling and/or holding a meeting of Brigus Shareholders requisitioned by Brigus Shareholders in accordance with the CBCA or taking any other action with respect to an Acquisition Proposal to the extent ordered or otherwise mandated by a court of competent jurisdiction in accordance with Law, provided that any proxy circular or other document required in connection with such meeting recommends that Brigus Shareholders vote against any proposed resolution in favour of, or necessary to complete, such Acquisition Proposal.

If you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

Primero Covenants Regarding Non-Solicitation

            The Arrangement Agreement contains certain “non-solicitation” provisions pursuant to which Primero has agreed that it and its subsidiaries shall not, directly or indirectly, through any officer, director, shareholder, employee, advisor, representative, agent or otherwise:

(a)

make, solicit, assist, initiate, encourage or otherwise facilitate any inquiries, proposals or offers from any other Person (including any of its officers or employees) relating to any Acquisition Proposal for Brigus, or furnish to any Person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek to do any of the foregoing;

(b)

engage in any discussions or negotiations regarding, or provide any information with respect to, or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to make or complete any Acquisition Proposal for Primero, provided, however, that, for greater certainty, Primero may advise any Person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal when the Board has so determined;

(c)

withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Brigus, the approval or recommendation of the Board or any committee thereof of the Arrangement Agreement or the Arrangement;

(d)

approve, recommend or remain neutral with respect to, or propose publicly to approve, recommend or remain neutral with respect to, any Acquisition Proposal for Primero (it being understood that publicly taking no position or a neutral position with respect to any Acquisition Proposal for a period of five Business Days or in respect to an Acquisition Proposal in respect of which a confidentiality agreement has been executed in accordance with Subsection 8.2(d) of the Arrangement Agreement shall not be considered a violation of this provision); or

(e)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal.

            The Arrangement Agreement provides that, notwithstanding the foregoing restrictions, nothing shall prevent Primero from, and Primero shall be permitted to engage in discussions or negotiations with, or respond to enquiries from any Person that has made an unsolicited written Acquisition Proposal that the Board has determined constitutes or could reasonably be expected to result in a Superior Proposal, or provide information and access to properties, facilities, books or records of Primero pursuant to Subsection 8.2(d) of the Arrangement Agreement to any Person where the requirements of that subsection are met.

            Primero shall immediately cease and cause to be terminated any existing discussions or negotiations with any Person (other than Primero) with respect to any potential Acquisition Proposal and, in connection therewith, Primero will discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request the return or destruction of all confidential information provided in connection therewith to the extent such information has not already been returned or destroyed. Primero agrees not to release any third party from any confidentiality, non-solicitation or standstill agreement to which such third party is a party, or terminate, modify, amend or waive the terms thereof and Primero undertakes to enforce, or cause its subsidiaries to enforce, all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it or any of its subsidiaries have entered into prior to the date of the Arrangement Agreement or enter into after the date of the Arrangement Agreement.

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Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

            From and after the date of the Arrangement Agreement, Primero shall promptly provide notice to Brigus of any Acquisition Proposal or any proposal, inquiry or offer that could lead to an Acquisition Proposal or any amendments to the foregoing or any request for non-public information relating to Primero or any of its subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of Primero or any subsidiary by any Person that informs Primero, any member of the Board or such subsidiary that it is considering making, or has made, an Acquisition Proposal. Such notice to Brigus shall be made, from time to time, first orally and then promptly (and in any event within 24 hours) in writing and shall indicate the identity of the Person making such proposal, offer, inquiry or contact, all material terms thereof and such other material details of the proposal, offer, inquiry or contact known to Primero, and shall include copies of any such written proposal, inquiry, offer or request or any amendment to any of the foregoing. Primero shall keep Brigus promptly and fully informed of the status, including any change to the material terms, of any such proposal, offer, inquiry or request and will respond promptly to all inquiries by Brigus with respect thereto.

            If Primero receives a request for material non-public information from a Person who proposes to Primero an unsolicited written Acquisition Proposal and: (x) the Board determines that such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal; and (y) in the opinion of the Board, acting in good faith and on advice from its outside legal advisors, the failure to provide such party with access to information regarding Primero and its subsidiaries would be inconsistent with the fiduciary duties of the Board, then, and only in such case, Primero may provide such Person with access to information regarding Primero and its subsidiaries, subject to the execution of a confidentiality and standstill agreement which is customary in such situations and which, in any event and taken as a whole, is no less favourable to Primero than the Confidentiality Agreements. Primero shall send a copy of any such confidentiality and standstill agreement to Brigus promptly upon its execution, and promptly provide Brigus with a list of, and, at the request of Brigus, copies of, the information provided to such Person, and promptly provided access to similar information to which such Person was provided.

            Primero agrees that it will not enter into any Proposed Agreement, other than a confidentiality and standstill agreement as contemplated in the preceding paragraph, with any person providing for or to facilitate an Acquisition Proposal, unless:

(a)	the Primero Board determines that such Acquisition Proposal constitutes a Superior Proposal;

(b)	the Meeting has not occurred;

(c)	Primero has complied in all material respects with the non-solicitation restrictions in the Arrangement Agreement;

(d)

Primero has provided Brigus with a notice in writing that the Board has determined that such Acquisition Proposal constitutes a Superior Proposal together with all documentation related to and detailing the Superior Proposal, including a copy of any Proposed Agreement relating to such Superior Proposal, and a written notice from the Board regarding the value or range of values in financial terms that the Board has in consultation with its financial advisors determined should be ascribed to any non- cash consideration offered under the Superior Proposal;

(e)

five Business Days shall have elapsed from the date Brigus received the notice and documentation referred to in the immediately preceding paragraph from Primero and, if during such five (5) Business Day period Brigus has proposed to amend the terms of the Arrangement in accordance with the Arrangement Agreement, the Board shall have determined, in good faith, after consultation with its financial advisors and outside legal counsel, that the Acquisition Proposal is a Superior Proposal compared to the Arrangement as proposed to be amended by Brigus;

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(f)	Primero concurrently terminates the Arrangement Agreement; and

(g)	Primero has previously, or concurrently will have, paid to Brigus the Termination Fee.

Brigus Opportunity to Match

            Pursuant to the Arrangement Agreement, Primero has acknowledged and agreed that, during the five business day period referred to above, Brigus shall have the opportunity, but not the obligation, to propose to amend the terms of the Arrangement Agreement and the Arrangement and, provided that Brigus has so proposed, Primero shall negotiate in good faith with Brigus to make such adjustments to the terms and conditions of the Arrangement Agreement and the Arrangement as are appropriate to enable Brigus to proceed with the Arrangement on such amended terms. The Board will review any proposal by Brigus to amend the terms of the Arrangement in order to determine, in good faith in the exercise of its fiduciary duties, whether Brigus’ proposal to amend the Arrangement would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the terms of the Arrangement.

            The Board shall promptly reaffirm its recommendation of the Arrangement by press release after: (x) any Acquisition Proposal which the Board determines not to be a Superior Proposal is publicly announced or made; or (y) the Board determines that as a result of an amendment to the terms of the Arrangement, the Acquisition Proposal which has been publicly announced or made is not a Superior Proposal. Brigus and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release, recognizing that whether or not such comments are appropriate will be determined by Primero, acting reasonably.

            Nothing in the Arrangement Agreement shall prevent the Board from responding, through a directors’ circular or otherwise, only to the extent required by applicable Securities Laws, to an Acquisition Proposal, or from withdrawing, modifying or changing its recommendation as a result of a Brigus Material Adverse Effect. Further, nothing in the Arrangement Agreement shall prevent the Board from making any disclosure to the securityholders of Primero if the Board, acting in good faith and upon the advice of its legal advisors, shall have first determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Board or such disclosure is otherwise required under applicable Law, provided, however, that, notwithstanding the Board shall be permitted to make such disclosure, the Board shall not be permitted to make a Primero Change in Recommendation, other than as permitted by by the terms of the Arrangement Agreement or the first sentence of this paragraph. Brigus and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such disclosure, recognizing that whether or not such comments are appropriate will be determined by Primero, acting reasonably. Nothing in the Arrangement Agreement shall prevent the Board from calling and/or holding a meeting of Primero Shareholders requisitioned by Primero Shareholders in accordance with the Business Corporations Act (British Columbia) or taking any other action with respect to an Acquisition Proposal to the extent ordered or otherwise mandated by a court of competent jurisdiction in accordance with Law, provided that any proxy circular or other document required in connection with such meeting recommends that Primero Shareholders vote against any proposed resolution in favour of, or necessary to complete, such Acquisition Proposal.

Termination

            The Arrangement Agreement may be terminated at any time prior to the Effective Time (notwithstanding Primero Shareholder Approval, Brigus Shareholder Approval and/or approval of the Arrangement by the Court):

(a)	by mutual written agreement of Brigus and Primero;

(b)	by either Brigus or Primero, if

(i)

the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate the Arrangement Agreement under this provision shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under the Arrangement Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date;

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(ii)

after the date date of the Arrangement Agreement, there shall be enacted or made any applicable Law that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins Brigus or Primero from consummating the Arrangement and such applicable Law or enjoinment shall have become final and non-appealable;

(iii)	Brigus Shareholder Approval shall not have been obtained at the Brigus Meeting in accordance with the Interim Order; or

(iv)	Primero Shareholder Approval shall not have been obtained at the Meeting;

(c)	by Primero, if

(i)

prior to the Effective Time: (1) the Brigus Board fails to recommend or withdraws, amends, modifies or qualifies, in a manner adverse to Primero or fails to publicly reaffirm its recommendation of the Arrangement within five Business Days (and in any case prior to the Brigus Meeting) after having been requested in writing by Primero to do so (a “Brigus Change in Recommendation”); (2) the Brigus Board or a committee thereof shall have approved or recommended any Acquisition Proposal; or (3) Brigus shall have breached the non-solicitation provisions of the Arrangement Agreement in any material respect;

(ii)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Brigus set forth in the Arrangement Agreement shall have occurred that would cause the conditions which are for the benefit of Primero not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date, as reasonably determined by Primero and provided, however, that Primero is not then in breach of the Arrangement Agreement so as to cause any such conditions not to be satisfied; or

(iii)

it wishes to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality and standstill agreement permitted by the Arrangement Agreement), subject to compliance with the terms of the Arrangement Agreement in all material respects and provided, however, that no termination under this provision shall be effective unless and until Primero shall have paid to Brigus the amount required to be paid as described below under “Termination and Expense Fees”.

(d)	by Brigus, if

(i)

prior to the Effective Time, the Board fails to recommend or withdraws, amends, modifies or qualifies, in a manner adverse to Brigus or fails to publicly reaffirm its recommendation of the Share Issuance Resolution within five Business Days (and in any case prior to the Meeting) after having been requested in writing by Brigus to do so (a “Primero Change in Recommendation”); (2) the Board or a committee thereof shall have approved or recommended any Acquisition Proposal; or (3) Primero shall have breached the non- solicitation provisions of the Arrangement Agreement in any material respect;

(ii)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Primero set forth in the Arrangement Agreement shall have occurred that would cause the conditions which are for the benefit of Brigus not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date as reasonably determined by Brigus and provided, however, that Brigus is not then in breach of the Arrangement Agreement so as to cause any such condition not to be satisfied; or

(iii)

it wishes to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality and standstill agreement permitted by the Arrangement Agreement), subject to compliance with the terms of the Arrangement Agreement in all material respects and provided, however, that no termination under this provision shall be effective unless and until Brigus shall have paid to Primero the amount required to be paid as described below under “Termination and Expense Fees”.

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Termination and Expense Fees

            The Arrangement Agreement provides that Brigus will pay the Termination Fee to Primero if a Brigus Termination Fee Event occurs. “Brigus Termination Fee Event” means the termination of the Arrangement Agreement:

(a)

by Primero if there is a Brigus Change in Recommendation (but not including a termination by Primero in circumstances where the Brigus Change in Recommendation resulted from the occurrence of a Primero Material Adverse Effect) prior to the Brigus Meeting;

(b)	by Brigus if Brigus enters into a binding written agreement with respect to a Superior Proposal; or

(c)

by either party if Brigus Shareholder Approval shall not have been obtained at the Brigus Meeting or the Effective Time shall not have occurred on or before the Outside Date, but only if, in these termination events: (x) prior to such termination, an Acquisition Proposal for Brigus shall have been made or publicly announced and not withdrawn by any Person other than Primero; and (y) within twelve months following the date of such termination, Brigus or one or more of its subsidiaries: (A) enters into a definitive agreement in respect of one or more Acquisition Proposals; or (B) Brigus shall have consummated one or more Acquisition Proposals; provided that for the purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning specified in the Glossary, except that references to “20% or more” in the definition of “Acquisition Proposal” in the Glossary shall be deemed to be references to “50% or more”.

            If a Brigus Termination Fee Event occurs, Brigus shall pay the Termination Fee to Primero as liquidated damages in consideration of Primero’s rights under the Arrangement Agreement by wire transfer of immediately available funds, as follows:

(a)

if the Termination Fee is payable pursuant to Subsection 9.3(c)(iii) of the Arrangement Agreement, the Termination Fee shall be payable concurrently upon the earlier of the entering into of the applicable agreement referred to therein or upon the consummation of the Acquisition Proposal referred to therein;

(b)	if the Termination Fee is payable pursuant to Subsection 9.3(c)(i) of the Arrangement Agreement, the Termination Fee shall be payable within two (2) Business Days following such termination; or

(c)	if the Termination Fee is payable pursuant to Subsection 9.3(c)(ii) of the Arrangement Agreement, the Termination Fee shall be payable prior to or simultaneously with such termination.

            The Arrangement Agreement provides that Primero will pay the Termination Fee to Brigus if a Primero Termination Fee Event occurs. “Primero Termination Fee Event” means the termination of the Arrangement Agreement:

(a)

by Brigus if there is a Primero Change in Recommendation (but not including a termination by Brigus pursuant in circumstances where the Primero Change in Recommendation resulted from the occurrence of a Brigus Material Adverse Effect) prior to the Meeting;

(b)	by Primero if Primero enters into a binding written agreement with respect to a Superior Proposal; or

(c)

by either party if Primero Shareholder Approval shall not have been obtained at the Meeting or the Effective Time shall not have occurred on or before the Outside Date, but only if, in these termination events: (x) prior to such termination, an Acquisition Proposal for Primero shall have been made or publicly announced and not withdrawn by any Person other than Brigus; and (y) within twelve months following the date of such termination, Primero or one or more of its subsidiaries: (A) enters into a definitive agreement in respect of one or more Acquisition Proposals; or (B) there shall have been consummated one or more Acquisition Proposals for Primero; provided that for the purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning specified in the Glossary, except that references to “20% or more” in the definition of “Acquisition Proposal” in the Glossary shall be deemed to be references to “50% or more.

If you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

            If a Primero Termination Fee Event occurs, Primero shall pay the Termination Fee to Brigus as liquidated damages in consideration of Brigus’ rights under the Arrangement Agreement by wire transfer of immediately available funds, as follows:

(a)

if the Termination Fee is payable pursuant to Subsection 9.3(d)(iii) of the Arrangement Agreement, the Termination Fee shall be payable concurrently upon the earlier of the entering into of the applicable agreement referred to therein or upon the consummation of the Acquisition Proposal referred to therein;

(b)	if the Termination Fee is payable pursuant to Subsection 9.3(d)(i) of the Arrangement Agreement, the Termination Fee shall be payable within two (2) Business Days following such termination; or

(c)	if the Termination Fee is payable pursuant to Subsection 9.3(d)(ii) of the Arrangement Agreement, the Termination Fee shall be payable prior to or simultaneously with such termination.

Directors’ and Officers’ Insurance

            Prior to the Effective Date, Brigus shall purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by Brigus and its subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and Primero will, or will cause Brigus and its subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date; provided, however, that Primero shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the aggregate cost of such policy for the six year period shall not exceed 300% of Brigus’ current annual aggregate premium for policies currently maintained by Brigus or its subsidiaries.

            Primero agrees that it shall cause Brigus to honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Brigus and its subsidiaries to the extent that they are disclosed in Brigus’ disclosure letter to the Arrangement Agreement, and acknowledges that such rights, to the extent that they are disclosed in such disclosure letter, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect for a period of not less than six (6) years from the Effective Date.

RISK FACTORS

            Shareholders should carefully consider the following risk factors in evaluating whether to approve the Share Issuance Resolution. These risk factors should be considered in conjunction with the other information included in this Circular, including certain sections of documents publicly filed, which sections are incorporated by reference herein.

Risk Factors Relating to the Arrangement

There can be no certainty that all conditions to the Arrangement will be satisfied. Failure to complete the Arrangement could negatively impact the share price of Primero or otherwise adversely affect the business of Primero.

            Each of Primero and Brigus has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can Primero provide any assurance, that the Arrangement Agreement will not be terminated by either Primero or Brigus before the completion of the Arrangement. In addition, the completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of Primero or Brigus, including Brigus Shareholders approving the Arrangement, Primero Shareholders approving the issuance of Primero Shares and required regulatory approvals being obtained by the Parties. There is no certainty, nor can Primero provide any assurance, that these conditions will be satisfied. If for any reason the Arrangement is not completed, the market price of Primero Shares and Brigus Shares may be adversely affected. Certain costs related to the Arrangement, such as legal, accounting and certain financial advisor fees, must be paid by Primero even if the Arrangement is not completed

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Mineral reserve and mineral resource figures pertaining to Brigus’ properties are only estimates and are subject to revision based on developing information.

            Information pertaining to Brigus’ mineral reserves and mineral resources presented in this Circular or incorporated by reference herein, including such information as it pertains to the Black Fox Complex, are estimates and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Mineral reserve and mineral resource estimates are materially dependent on the prevailing price of minerals, including gold, and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of minerals, including gold, or increases in recovery costs, as well as various short-term operating factors, may cause a mining operation to be unprofitable in any particular accounting period. The estimates of mineral reserves and mineral resources attributable to any specific property of Brigus are based on accepted engineering and evaluation principles. The estimated amount of contained minerals in proven and probable mineral reserves does not necessarily represent an estimate of a fair market value of the evaluated properties.

Primero may not realize the benefits of the combined company’s growth projects.

            As part of its strategy, Primero will continue its efforts to develop new precious metal projects and will have an expanded portfolio of such projects as a result of the combination with Brigus. A number of risks and uncertainties are associated with the development of these types of projects, including political, regulatory, design, construction, labour, operating, technical and technological risks, uncertainties relating to capital and other costs and financing risks.

            The level of production and capital and operating cost estimates relating to the expanded portfolio of growth projects, which are used in establishing ore/mineral reserve estimates for determining and obtaining financing and other purposes, are based on certain assumptions and are inherently subject to significant uncertainties. It is very likely that actual results for Primero’s projects will differ from its current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions which could reduce production below, and/or increase capital and/or operating costs above, Primero’s current estimates. If actual results are less favourable than Primero currently estimates, the combined company’s business, results of operations, financial condition and liquidity could be materially adversely impacted.

The integration of Primero and Brigus may not occur as planned.

            The Arrangement Agreement has been entered into with the expectation that its successful completion will result in increased gold production, increased earnings and cost savings by taking advantage of operating and other synergies to be realized from the consolidation of Primero and Brigus and enhanced growth opportunities for the combined company. These anticipated benefits will depend in part on whether Primero and Brigus’ operations can be integrated in an efficient and effective manner. Most operational and strategic decisions and certain staffing decisions with respect to the combined company have not yet been made. These decisions and the integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, unanticipated costs, and the loss of key employees. The performance of operations acquired from Brigus in the Arrangement after completion of the Arrangement could be adversely affected if the combined company cannot retain key employees to assist in the integration and operation of Brigus and Primero. As a result of these factors, it is possible that the cost reductions and synergies expected from the combination of Primero and Brigus will not be realized. In addition, such synergies assume certain realized long-term metals and consumable commodities prices and foreign exchange rates. If actual prices were below such assumed prices, the realization of potential synergies could be adversely effected.

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The Arrangement is subject to satisfaction or waiver of several conditions.

            The Arrangement is conditional upon, among other things, Brigus Shareholder Approval, Primero Shareholder Approval and Primero and/or Brigus having obtained all government or Regulatory Approvals required by law, policy or practice, including Competition Act Approval and HSR Act Approval, if applicable. A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in any government or regulatory approvals could have an adverse effect on the business, financial condition or results of operations of Primero.

Primero may be subject to significant capital requirements and operating risks associated with its expanded operations and its expanded portfolio of growth projects.

            Primero must generate sufficient internal cash flows and/or be able to utilize available financing sources to finance its growth and sustain capital requirements. If Primero does not realize satisfactory prices for the gold that Brigus produces, it could be required to raise very significant additional capital through the capital markets and/or incur significant borrowings to meet its capital requirements. These financing requirements could adversely affect Primero’s credit ratings and its ability to access the capital markets in the future to meet any external financing requirements Primero might have. If there are significant delays in when these projects are completed and are producing on a commercial and consistent scale, and/or their capital costs were to be significantly higher than estimated, these events could have a significant adverse effect on Primero’s results of operation, cash flow from operations and financial condition. In addition, Primero’s mining operations and processing and related infrastructure facilities are subject to risks normally encountered in the mining and metals industry. Such risks include, without limitation, environmental hazards, industrial accidents, labour disputes, changes in laws, technical difficulties or failures, late delivery of supplies or equipment, unusual or unexpected geological formations or pressures, cave-ins, pit-wall failures, rock falls, unanticipated ground, grade or water conditions, flooding, periodic or extended interruptions due to the unavailability of materials and force majeure events. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining or processing, losses and possible legal liability. Any prolonged downtime or shutdowns at Primero’s mining or processing operations could materially adversely affect Primero’s business, results of operations, financial condition and liquidity.

The issuance of a significant number of Primero Shares and a resulting “market overhang” could adversely affect the market price of Primero Shares after completion of the Arrangement.

            On completion of the Arrangement, a significant number of additional Primero Shares will be available for trading in the public market. See also “The Arrangement – Approvals – Primero Shareholder Approval”. The increase in the number of Primero Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Primero Shares. The potential that such a Shareholder may sell its Primero Shares in the public market (commonly referred to as “market overhang”), as well as any actual sales of such Primero Shares in the public market, could adversely affect the market price of the Primero Shares.

Market value received by Brigus Shareholders may increase or decrease.

            Pursuant to the provisions of the Arrangement Agreement, each holder of Brigus Share will, other than a Brigus Shareholder who validly exercises their Dissent Rights, receive 0.175 of a Primero Share and 0.1 of a Fortune Bay Share for each Brigus Share held. Brigus Warrants and Replacement Options will also be adjusted on the basis of that ratio, as described above. The exchange ratio is fixed and will not increase or decrease due to fluctuations in the market price of the Brigus Shares or Primero Shares. The market value of the consideration that Brigus Shareholders will receive pursuant to the Arrangement will depend on the market price of the Primero Shares on the Effective Date. If the market price of the Primero Shares increases or decreases, the market value of the Primero Shares that Shareholders receive will correspondingly increase or decrease. As a result, the market value being paid by Primero for all of the outstanding Class A Shares could be greater (or less) than anticipated by the Board. Many of the factors that affect the market price of the Brigus Shares or Primero Shares are beyond the control of Brigus or Primero. These factors include fluctuations in the price of gold, changes in the regulatory environment, adverse political developments, prevailing conditions in the capital markets, interest rate and exchange rate fluctuations.

If you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

Risk Factors Relating to Brigus

            Upon the completion of the Arrangement, Primero will acquire all of the outstanding shares of Brigus. An investment in Brigus could be subject to certain risks which may differ or be in addition to the risks applicable to an investment in the Company. A description of the risk factors (incorporated by reference into this Circular) applicable to Brigus is contained under the heading “Risk Factors” in Brigus’ Annual Information Form dated March 28, 2013, and in Brigus’ other filings on SEDAR and EDGAR.

Risk Factors Relating to the Company

            Whether or not the Arrangement is completed, the Company will continue to face many of the risks that it currently faces with respect to its business and affairs. A description of the risk factors (incorporated by reference into this Circular) applicable to the Company is contained under the heading “Risk Factors” in the Company’s Annual Information Form dated April 1, 2013, and in the Company’s other filings on SEDAR and EDGAR.

THE COMBINED COMPANY UPON COMPLETION OF THE ARRANGEMENT

Overview

            On completion of the Arrangement, Primero will continue to be a corporation existing under the Business Corporations Act (British Columbia) and the former Brigus Shareholders will be shareholders of Primero. After the Effective Date, Brigus will be a wholly-owned subsidiary of Primero.

            The business and operations of Primero and Brigus will be consolidated and the principal executive office of the combined company will remain at 20 Queen Street West, Suite 2301, Toronto, Ontario, M5H 3R3 immediately following consummation of the Arrangement.

Organization Chart

            The following chart shows the corporate relationship between Primero and Brigus following the completion of the Arrangement:

Description of Share Capital

            The share capital of Primero will remain unchanged as a result of the completion of the Arrangement, other than for the issuance of the Consideration Shares contemplated in the Arrangement, and issuance of any Option Shares and Warrant Shares upon exercise of Replacement Options and Brigus Warrants, respectively.

            Primero’s authorized share capital will continue to consist of an unlimited number of Primero Shares without par value and an unlimited number of preferred shares without par value. A summary of the rights of the Primero Shares is set forth below.

            In connection with the Arrangement, Primero expects to issue approximately 41,275,378 Primero Shares, based on the number of Brigus Shares and Brigus DSUs outstanding as at January 24, 2014, and assuming that: (i) all of the Brigus Shares outstanding as at January 24, 2014 are acquired upon completion of the Arrangement; (ii) all holders of Brigus Options elect to receive Replacement Options based on the Option Exchange Ratio rather than exercise their Brigus Options in advance of the successful completion of the Arrangement; (iii) no holders of Brigus Warrants exercise their Brigus Warrants in advance of the successful completion of the Arrangement; and (iv) no Brigus Convertible Debentures are converted into Brigus Shares in advance of the successful completion of the Arrangement.

If you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

            In addition, an aggregate of approximately 9,133,730 additional Primero Shares would be issuable as a result of the Plan of Arrangement as follows: (i) 2,782,151 Primero Shares would be issuable in the event that all of the Replacement Options to be granted pursuant to the Plan of Arrangement are exercised prior to the expiry date of such Replacement Options; (ii) 2,780,151 Primero Shares would be issuable in the event that all of the Brigus Warrants are exercised prior to the expiry date of the Brigus Warrants; and (iii) 3,571,429 Primero Shares would be issuable in the event that all of the Brigus Convertible Debentures are converted into Primero Shares prior to their maturity. Together with the approximately 41,275,378 Primero Shares to be issued in connection with the Arrangement, the total number of Primero Shares issued or issuable pursuant to the Plan of Arrangement, being approximately 50,409,108 Primero Shares, is equal to approximately 43.6% of the non-diluted Primero Shares outstanding immediately prior to the Arrangement.

            Following the successful completion of the Arrangement, Brigus will be a wholly-owned subsidiary of Primero and existing Primero Shareholders and Brigus Shareholders will own approximately 73% and 27%, respectively, of the outstanding Primero Shares, on a fully diluted in-the-money basis.

Primero Shares

            Subject to the rights of the holders of the preferred shares of the Company, holders of Primero Shares are entitled to dividends if, as and when declared by the Board of Directors. Holders of Primero Shares are entitled to one vote per Primero Share at meetings of shareholders except at meetings at which only holders of a specified class of shares are entitled to vote. Upon liquidation, dissolution or winding-up of the Company, subject to the rights of holders of preferred shares, holders of Primero Shares are to share ratably in the remaining assets of the Company as are distributable to holders of Primero Shares. The Primero Shares are not subject to call or assessment rights, redemption rights, rights regarding purchase for cancellation or surrender, or any pre-emptive or conversion rights.

Preferred Shares

            Preferred shares may be issued from time to time in one or more series, ranking equally on winding-up, to repayment of the amount paid up on such shares, and to carry and be subject to, as a class, the following special rights and restrictions pertaining to (but not limited to) dividends, redemption or purchase rights, rights of retraction, rights of conversion, terms and conditions of any share purchase plan or sinking fund, rights upon dissolution of the Company, and voting, as the directors of the Company may, from time to time, determine by resolution. Currently the preferred shares rank in priority over Primero Shares as to dividends and return of paid up capital upon dissolution or winding up of the Company. Holders of preferred shares are not entitled to notice or to vote at meetings of shareholders (except where holders of a specified class or series are entitled to a separate vote in accordance with the Business Corporations Act (British Columbia)). The Company may at any time purchase for cancellation or redeem the preferred shares that may be issued and holders of preferred shares may require the Company to retract such shares in accordance with the terms upon which such have been issued.

Change of Control Offers for Brigus Convertible Debentures and Senior Secured Notes

            Primero intends to make a “change of control offer” for the outstanding Brigus Convertible Debentures in accordance with the terms and conditions of their trust indenture. During the 30 day period following the Effective Date, holders of Brigus Convertible Debentures will receive notice stating that a change of control of Brigus has occurred, along with an offer to purchase the Brigus Convertible Debentures at 100% of their principal amount, plus any accrued and unpaid interest, on the date that is 30 business days following delivery of such change of control notice.

            In addition, Primero intends to make a “change of control offer” for Brigus’ outstanding senior secured term notes in accordance with the terms and conditions of their senior secured facility agreement, dated October 29, 2012. During the 10 day period following the Effective Date, holders of senior secured notes will receive notice stating that a change of control has occurred, along with an offer to purchase the senior secured notes at 105% of their principal amount, plus any accrued and unpaid interested, on the date that is 20 days following delivery of such change of control notice.

If you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

Fortune Bay Ownership Interest

            Pursuant to the Reorganization, prior to the Effective Date, Brigus will transfer all of the Fortune Bay Assets and Fortune Bay Liabilities to Fortune Bay, including, among other things: (i) Brigus’ Goldfields Project located near Uranium City, Saskatchewan, Canada, which hosts the Box and Athona gold deposit; (ii) Brigus’ interests in the Dominican Republic, where Brigus has signed an agreement to sell its remaining interests in three mineral exploration projects; and (iii) Brigus’ interests in Mexico, where Brigus owns the Ixhuatan Project located in the state of Chiapas, and has a net smelter return royalty on the Huizopa Project located in the state of Chihuahua.

            Pursuant to the Plan of Arrangement, as of the Effective Date, Primero will indirectly hold 9.9% of the issued and outstanding common shares of Fortune Bay on a non-diluted basis. See “Summary – Particulars of the Arrangement”, “The Arrangement – Plan of Arrangement” and “Information Concerning Brigus – Overview”.

Selected Primero Unaudited Pro Forma Consolidated Financial Information

            The selected unaudited pro forma consolidated financial information set forth below should be read in conjunction with Primero’s unaudited pro forma consolidated financial statements and the accompanying notes thereto attached as Appendix “C” to the Circular. The unaudited pro forma consolidated statement of financial position has been prepared from the September 30, 2013 unaudited interim consolidated statements of financial position of each of Primero and Brigus and gives pro forma effect to the successful completion of the Arrangement as if the transactions occurred on September 30, 2013. The pro forma consolidated statement of operations for the year ended December 31, 2012 and the nine month period ended September 30, 2013 have been prepared, respectively, from the audited consolidated statements of operations of each of Primero and Brigus for the year ended December 31, 2012 and from the unaudited interim consolidated statements of operations of each of Primero and Brigus for the nine months ended September 30, 2013, and gives pro forma effect to the successful completion of the Arrangement as if the transactions occurred on January 1, 2012 and January 1, 2013 respectively.

            The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the Arrangement will differ from the pro forma information presented below. No attempt has been made to calculate or estimate potential synergies between Primero and Brigus. The unaudited pro forma consolidated financial statement information set forth below is extracted from and should be read in conjunction with the unaudited pro forma consolidated financial statements of Primero and the accompanying notes included in Appendix “C” to the Circular.

	Nine months ended	Year ended
(in thousands of U.S. dollars)	September 30, 2013	December 31, 2012

Statement of Operations Data:

Revenue	263,694	300,620

Earnings from mine operations	80,477	106,442

Net Income	35,700	56,042

(in U.S. dollars)

Per Primero Share data:

Basic earnings per share	0.24	0.42

Diluted earnings per share	0.24	0.42

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Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

As at September
(in thousands of U.S. dollars)	30, 2013

Balance Sheet Data:

Total current assets	186,796

Total assets	1,171,790

Total current liabilities	152,791

Total liabilities	260,508

Total equity	911,282

Consolidated Capitalization

     The following table sets forth Primero’s consolidated capitalization as at September 30, 2013, adjusted to give effect to any material changes in the share capital of Primero since September 30, 2013, the date of Primero’s most recent unaudited consolidated interim financial statements, and further adjusted to give effect to the Circular. The table should be read in conjunction with the unaudited consolidated interim financial statements of Primero as at and for the three and nine months ended September 30, 2013 including the notes thereto, and management’s discussion and analysis thereof, Primero’s unaudited pro forma consolidated financial statements and the accompanying notes thereto attached as Appendix “C” to the Circular, and the other financial information contained in or incorporated by reference in this Circular.

		As at
		September 30, 2013
	As at	after giving effect to
	September 30, 2013	the Arrangement

Primero share capital	$553,303,000	$774,855,000	(2)

Primero Shares issued(1) (Authorized – Unlimited)	115,684,578	156,301,992	(2)

Total current assets	$161,139,000	$186,796,000

Long-term debt	$27,214,000	$38,151,000

Notes:

(1)

Excluding 8,009,990 Primero Shares issuable pursuant to outstanding options, 20,800,000 Primero Shares underlying outstanding Primero warrants, 3,396,728 Primero Shares underlying outstanding phantom share units.

(2)

Assumes all Brigus Shares issued and outstanding as of September 30, 2013 are acquired by Primero pursuant to the Arrangement, no Brigus Shareholders exercise their dissent rights and that none of the Brigus Options, Brigus Warrants or Brigus Convertible Debentures are exercised or converted, as applicable, prior to the completion of the Arrangement.

Post-Arrangement Shareholdings and Principal Shareholders

            Following the successful completion of the Arrangement, Brigus will be a wholly-owned subsidiary of Primero and existing Primero Shareholders and Brigus Shareholders will own approximately 73% and 27%, respectively, of the outstanding Primero Shares, on a fully diluted in-the-money basis.

            Immediately following the completion of the Arrangement, to the knowledge of the Board and the executive officers of the Company (based solely upon a review of public filings made) and assuming that its current holdings in Primero remain unchanged, Goldcorp will hold approximately 31,151,200 Primero Shares, representing approximately 19.8% of the issued and outstanding Primero Shares. See also “Record Date and Voting Securities – Voting Securities”.

            To the knowledge of the Directors and executive officers of the Company, other than as set forth above, following completion of the Arrangement, there will be no person or company that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Company carrying 10% or more of the voting rights attached to any class of voting securities of the Company.

If you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

INFORMATION CONCERNING BRIGUS

            The information concerning Brigus contained in this Circular, including information incorporated herein by reference, has been taken from or based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. Although Primero does not have any knowledge that would indicate that any statements contained herein relating to Brigus taken from or based upon such documents and records are inaccurate or incomplete, neither Primero nor any of its officers or directors assumes any responsibility for the accuracy or completeness of the information relating to Brigus taken from or based upon such documents and records, or for any failure by Brigus to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Primero.

Overview

            Brigus is a gold producing company governed by the CBCA and is committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. Brigus operates the wholly owned Black Fox Complex in the Timmins Gold District of Ontario, Canada. The Black Fox Complex encompasses the Black Fox mine and mill, and adjoining properties, Grey Fox and Pike River, in the Township of Black River, Matheson, Ontario, Canada.

            Brigus also owns the Goldfields Project located near Uranium City, Saskatchewan, Canada, which hosts the Box and Athona gold deposits. In the Dominican Republic, Brigus has signed an agreement to sell its remaining interests in three mineral exploration projects. In Mexico, Brigus owns the Ixhuatan Project located in the state of Chiapas, and has a net smelter return royalty on the Huizopa Project located in the state of Chihuahua. All of Brigus’ interests in the Goldfields Project in Saskatchewan and the Ixhuatan and Huizopa Projects in Mexico will be transferred to Fortune Bay as part of the Arrangement. See also “The Combined Company Upon Completion of the Arrangement – Fortune Bay Ownership”.

            Brigus was continued under the CBCA pursuant to articles of continuance dated June 9, 2011. The head office of Brigus is located at Suite 2001, 1969 Upper Water Street, Purdy's Wharf Tower II, Halifax, Nova Scotia, B3J 3R7 and its registered office is located at Purdy's Wharf Tower 1, 1100-1959 Upper Water Street, Halifax, NS, B3J 3E5.

            Brigus is a reporting issuer or the equivalent in all provinces of Canada and files its continuous disclosure documents with the relevant Canadian securities regulatory authorities. Such documents are available at www.sedar.com.

Black Fox Complex

            Some of the information in this section is extracted from the technical report entitled, “The technical report entitled “Brigus Gold Corp. Black Fox Project National Instrument 43-101 Technical Report” (the “Black Fox Report”) dated January 6, 2011 and prepared by Tim Maunula, P.Geo., and the “Technical Report and Mineral Resource Estimate for the Grey Fox Project” (the “Grey Fox Report”) dated June 21, 2013 prepared by Pierre-Luc Richard, MSc, P.Geo., Bruno Turcotte, MSc, P.Geo. and Carl Pelletier, BSc, P.Geo. Portions of the following information are based on the assumptions, qualifications and procedures set forth in the Black Fox Report and Grey Fox Report which are not fully described herein. Reference should be made to the full texts of the Black Fox Report and Grey Fox Report which are available for review on SEDAR located at www.sedar.com.

            See the section of the Circular entitled, “Brigus Documents Incorporated by Reference and Further Information”.

Location

            Brigus wholly owns and operates the Black Fox mine, an open pit and underground mining operation located in the Timmins Mining District in the Province of Ontario. The Black Fox mine site is situated 11 kilometres east of Matheson, Ontario, and 65 km east of Timmins, Ontario, Canada and the Black Fox mill is 20 kilometres west of Matheson, Ontario.

If you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

            Brigus owns two exploration properties adjacent to the Black Fox mine site, Grey Fox and Pike River, which together with the Black Fox mine site, comprise the Black Fox Property. The Black Fox Complex has a contiguous land package of 18 square km extending over a 6.5 km strike of the Destor-Porcupine Fault Zone. The Black Fox mill property, which hosts the historic Stock Mine deposit, covers 24.7 square kilometres and is located 31 kilometres west of the Black Fox mine. The mill property extends over 6.0 kilometres of the Destor-Porcupine Fault Zone.

            The Black Fox Complex, including the Grey Fox-Pike River properties, consists of 1,761.4 hectares of which: 356.4 hectares are leasehold patents, 733.6 hectares are owned by Brigus, 129.2 hectares are leased by Brigus, 360.8 hectares where Brigus has surface rights only and 123.3 hectares where Brigus has mineral rights but no surface rights.

            None of the currently defined reserves are subject to production royalties (although a portion of future production was sold pursuant to a gold stream agreement (the “Gold Stream Agreement”) with Sandstorm Resources Ltd. However, Brigus owns properties within the Black Fox Complex totaling 890.5 hectares that are subject to net smelter return royalties, ranging from 2.0% to 3.25%, if there is production in the future from any reserves found on those properties.

Geology

            The Destor-Porcupine Fault Zone is the known host structure of the Black Fox deposit, the historic Stock Mine deposit and many other occurrences of gold and gold mines in the Timmins Mining District. The Destor-Porcupine Fault Zone is a deep break in the Precambrian rocks of the Abitibi Greenstone Belt. The system regionally strikes east-west and dips variably to the south. Black Fox lies on the southern limb of a large scale fold on a flexure in the Destor-Porcupine Fault where the strike changes from east-west to southeast. Folded and altered ultra-mafic and mafic are the host rocks for mineralization. Gold occurs as free gold in quartz veining and stockworks in altered ultra mafics and in gold associated with pyrite in altered tholeiitic basalts. The Timmins Mining District was first discovered in the early 1900s and has been a prolific producer of gold and other metals.

Black Fox – Mine and Mill Operations

            Open Pit

            Open pit mining of ore and waste at Black Fox is conducted 24 hours a day seven days a week, subject to weather conditions, and scheduled maintenance. The mining of ore, waste and overburden is performed by three excavators, six CAT 777 90-tonne haul trucks and three drills in addition to ancillary equipment. The mining fleet averages approximately 30,000 tonnes per day (“tpd”) ore and waste. The mining of ore is only done during daylight hours. Mining of Phase 2 and 3 of the open pit will continue up until the end of 2016.

            During the year ended December 31, 2012, 9,402,994 tonnes of material was mined from the open pit of which 907,077 tonnes were ore tonnes, 5,008,332 tonnes were waste rock, 2,300,545 tonnes were related to production stripping and 1,187,040 tonnes were related to Phase 3 overburden removal. This resulted in an operating strip ratio of 5.5:1. For the year ended December 31, 2011, 10,220,532 tonnes were mined from Phase 1 and 2, of which 433,267 tonnes was ore, 4,849,506 tonnes were waste rock, 4,644,079 tonnes were related to production stripping and 293,680 tonnes were related to the Phase overburden removal, resulting in a strip ratio of 10.4:1. In 2012, $7.3 million of production stripping costs were capitalized, compared to $13.5 million in 2011.

            Underground

            During the year 2012, a total of 9,061 metres of development, ramp, lateral and access to ore was done by on site underground development crews. J.S. Redpath, underground development contractor, was retained in April 2011 to help expedite development on both the East and West ramps. The contract was completed in November 2012.

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            Underground infrastructure

            In October of 2012, the surface to underground electrical distribution was completed. This work was necessary for electrical distribution requirements underground on the East and West sides of the mine.

            Mining of underground ore is performed using all company owned equipment and employees including four LHD units, two 50-tonne haul trucks, three 30-tonne push box trucks, three jumbo drills, four scissor lifts for ground control installations and several pieces of support equipment.

            Underground ore was produced using long hole, cut and fill, and narrow vein mining methods. The ore was accessed from a series of declines off of the main ramp to surface. The underground portion of the Black Fox mine is expected to extend from below the existing open pit mine (near 200 m depth below surface) to approximately 800 m in depth below surface.

            Backfill

            Current backfill is a combination of mine waste rock mixed with a Portland slurry mix done underground. Waste rock is also used as backfill in mined out areas where cement is not needed.

            Ore Haulage

            Ore from the open pit and underground mine is crushed to -150 mm at the mine site and is transported to the Black Fox mill by a fleet of highway haulage trucks.

            Mill

            The ore is stockpiled at the mill site and fed via a conveyor system to the crushing circuit, with a crushing capacity to a maximum of 160 tonnes per hour, where it is reduced from -150mm through three stages of crushing to -10mm. This crushed product is transferred to a 1,500 tonne fine ore surge bin. The ore is then fed into a grinding circuit at a planned rate of 2,200 tonnes per day through two stages of closed circuit ball milling. Soluble gold is recovered by adsorption upon granular activated carbon in CIC, CIL, and CIP trains at an efficiency of 90% to 95%. Gold is removed from the carbon in a high temperature strip vessel in a closed circuit with electro-winning deposition. Gold plate is further refined by induction smelting and cast in 1,000 ounce molds before shipment to the refinery. After extraction of the gold, the residue is discharged into the tailing impoundment area.

            Facilities

            Property, plant and equipment at the Black Fox mine consists of an administration office, change house facilities, workshop facilities, core sheds and surface infrastructure for the underground mine (pumps, heating, etc). Property, plant and equipment at the Black Fox mill consists of an administrative office, electrical and mechanical shops, laboratory and a 2,200 tonnes per day mill for processing ore.

            All mill facilities and equipment are in good working order. Within the mill property, there is also a permitted tailings compound. Both the Black Fox mine and mill use power supplied by Hydro One.

            Safety and Environment

            Brigus is committed to providing a safe work environment for its employees, and the responsible stewardship of its environment. During 2012, the Black Fox mine and mill marked a milestone of 1,130 days without a lost time injury.

            Brigus and the Black Fox mine have been recognized by the Porcupine Northern Ontario Mines Safety Group with the Angus D. Campbell Trophy for the member mining company with the lowest lost time accident frequency record in North Eastern Ontario. This is the third time Brigus has received this award.

If you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

Gold Stream Agreement and Royalties

            On January 1, 2011, Brigus began selling 12% of its Black Fox gold production at a current price of $500 per ounce under a gold stream agreement (the “Gold Stream Agreement”) with Sandstorm Resources Ltd. (“Sandstorm”) and 10% of future production from the Black Fox extension covering a portion of the adjoining Pike River property (the “Gold Stream”). Brigus entered in the Gold Stream Agreement and received $56.3 million as an upfront payment in November 2010. Brigus had the option until December 31, 2012 to reduce the Gold Stream to 6% of production from the Black Fox mine and 4.5% of production from the Black Fox extension for a payment of $36.6 million (which it partially exercised in November 2012 and reduced the Gold Stream to 8% of production from the Black Fox mine and 6.3% of production from the Black Fox extension).

            None of the currently defined reserves are subject to production royalties (although a portion of future production was sold pursuant to the Gold Stream Agreement). However, Brigus owns properties within the Black Fox Complex totaling 890.5 hectares that are subject to net smelter return royalties, ranging from 2.0% to 3.25%, if there is production in the future from any reserves found on those properties.

Gold Sales and Production

            During the year ended December 31, 2012, 65,275 ounces were sold at spot prices at an average realized price of $1,665 per ounce and 8,416 ounces were delivered against the Gold Stream Agreement with Sandstorm. The average realized price for sales under the Gold Stream, prior to the repurchase, was $1,072 per ounce, consisting of cash proceeds of $500 per ounce and deferred revenue of $572 per ounce. As a result of the repurchase, the average realized price for sales under the Gold Stream is $982 per ounce, consisting of $500 per ounce and deferred revenue of $482 per ounce. For the year ended December 31, 2012, the average realized price per ounce for gold sold to Sandstorm was $1,068. For the year ended December 31, 2011, 50,897 ounces were sold at spot prices at an average realized sales price of $1,589 per ounce and the remaining 6,104 ounces were delivered against the Gold Stream at an average realized price of $1,072 per ounce. The total cash cost per ounce of gold sold for the year ended December 31, 2012 was $762 per ounce compared to $958 per ounce for the year ended December 31, 2011.

            During the year ended December 31, 2012 the mill processed 735,573 tonnes of ore (2,010 tonnes per day), at an average grade of 3.43 gpt and a recovery rate of 95% achieving total gold production of 77,374 ounces. During the year ended December 31, 2011, the Black Fox mill processed 725,541 tonnes of ore (1,988 tonnes per day), at an average grade of 2.54 grams of gold per tonne and a recovery rate of 94%, achieving total gold production of 55,756 ounces.

Mineral Reserves and Resources

            The Black Fox Report included the estimated reserves and resources statement for Black Fox at October 31, 2010, which was since updated to reflect depletion from production from the end of October to December 31, 2010 and from December 31, 2010 to December 31, 2011 and December 31, 2011 to December 31, 2012. The year-end 2012 reserves and resources for Black Fox and consolidated totals are shown in the tables below:

ESTIMATED GOLD MINERAL PROVEN AND PROBABLE RESERVES (AS OF DECEMBER 31, 2012):

Property	Proven Reserves			Probable Reserves			Proven & Probable Reserves
	Tonnes	Gold Grade (gpt)	Gold (oz)	Tonnes	Gold Grade (gpt)	Gold (oz)	Tonnes	Gold Grade (gpt)	Gold (oz)
Black Fox Mine
Open Pit				2,120,000	3.5	236,400	2,120,000	3.5	236,400
Underground				2,602,000	6.1	509,000	2,602,000	6.1	509,000
Stockpile	500,000	1.2	18,968	-	-	-	500,000	1.2	18,968
Total									764,368

If you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

ESTIMATED GOLD MINERAL MEASURED AND INDICATED RESOURCES, INCLUDING RESERVES (AS OF DECEMBER 31, 2012):

Property	Measured resource			Indicated Resource			Measured & Indicated Resource
	Tonnes	Gold Grade (gpt)	Gold (oz) [5]	Tonnes	Gold Grade (gpt)	Gold (oz) [5]	Tonnes	Gold Grade (gpt)	Gold (oz)[4]
Black Fox Mine[1,2]
Open Pit				2,536,456	4.3	353,617	2,536,456	4.3	353,617
Underground				2,435,280	7.1	552,025	2,435,280	7.1	552,025
Stockpile	500,000	1.2	18,968	-	-	-	500,000	1.2	18,968
Grey Fox[1,3]
147 Zone				4,140,000	2.1	279,244	4,140,000	2.1	279,244
Contact Zone				2,965,000	2.1	201,605	2,965,000	2.1	201,605
Total									1,405,459

ESTIMATED GOLD MINERAL RESOURCES (AS OF DECEMBER 31, 2012):

Property	Inferred Resource
	Tonnes	Gold Grade (gpt)	Gold (oz)[4]
Black Fox Mine[2]
Open Pit	319,164	3.1	31,620
Underground	146,178	5.6	26,167
Grey Fox[3]
147 Zone	1,040,266	1.5	51,261
Contact Zone	652,000	1.9	39,800
Total			148,848

Notes:

(1)

The average gold grade for proven and probable reserves is adjusted for dilution while measured and indicated resources is not. Contained metal in estimated reserves remains subject to metallurgical recovery losses.

(2)

Black Fox reserves and resources are based on US$1,150/oz Au for 88% of production and US$500/oz Au for gold sold through the gold stream agreement from the NI 43-101 technical report prepared by Tetra Tech dated January 2011. The Black Fox open pit reserves and resources are reported at a 0.88 gpt cut-off and the underground reserves and resources are reported at a 2.54 gpt cut-off. Estimated Black Fox reserves and resources are shown as at December 31, 2012, net of mining depletion from the Brigus October 31, 2010 independent technical report.

(3)

A gold price of US$1,250/oz and an exchange rate of US$1.00=C$1.00 was utilized in the gold cut-off grade calculations of 2.63 gpt for potential underground at the Contact Zone and 0.65 gpt for potential open-pit 147 Zone mineral resources. Underground and open-pit mining costs, process costs and G&A costs were estimated using experience gained from Brigus’ Black Fox mine. Process recovery was assumed at 95%.

(4)	Disclosure of “contained ounces” is permitted under NI 43-101; however, the SEC permits resources to be reported only as in place tonnage and grade.

            The Qualified Person who reviewed the Reserve tables and footnotes for the Black Fox mine is Mike Wereszczynsky, P.Eng. of Brigus Gold Corp. Paul Daigle, P.Geo. of Tetra Tech is the Qualified Person for the Black Fox mine Resource and the Grey Fox Resource tables and footnotes.

Share Capital of Brigus

            Brigus is authorized to issue an unlimited number of Brigus Shares. As at January 24, 2014, 232,559,300 Brigus Shares were issued and outstanding

            The Brigus Shareholders are entitled to receive notice of and to attend and vote at all meetings of the shareholders of Brigus and each Brigus Share confers the right to one vote in person or by proxy at all meetings of the shareholders of Brigus. The holders of the Brigus Shares, subject to the prior rights, if any, of any other class of shares of Brigus, are entitled to receive such dividends in any financial year as the Brigus Board may by resolution determine. In the event of the liquidation, dissolution or winding-up of Brigus, whether voluntary or involuntary, the holders of the Brigus Shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of Brigus, the remaining property and assets of Brigus.

If you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

            At January 24, 2014, there were 15,898,005 Brigus Options outstanding pursuant to the Brigus Option Plan, each of which is exercisable into one Brigus Share.

            At January 24, 2014, there were 15,886,577 Brigus Warrants outstanding that were exercisable for one Brigus Share.

            The principal amount $50.0 million of Brigus Convertible Debentures are convertible into Brigus Shares at $2.45 per share until maturity on March 31, 2016, with 20,408,163 Brigus Shares issuable upon the conversion of the Brigus Convertible Debentures.

Price Range and Trading Volume of Brigus Shares

            Brigus’ common shares are traded on the TSX and the NYSE MKT under the symbol “BRD”. The Brigus Warrants are listed and posted for trading on the TSX under the trading symbols “BRD.WT” and “BRD.WT.A” and the Brigus Convertible Debentures are traded on the TSX under the trading symbol “BRD.DB.U”. The following table shows the high, low and closing trading prices and monthly trading volume of the Brigus Shares, the Brigus Warrants and Brigus Convertible Debentures on the TSX and NYSE MKT, as applicable, for the periods listed:

Common Shares

TSX:

Period	High	Low	Close	Volume
	(Cdn$)	(Cdn$)	(Cdn$)
2013
January	0.98	0.85	0.92	11,742,358
February	0.93	0.75	0.76	7,071,503
March	0.89	0.71	0.86	9,446,567
April	0.86	0.55	0.70	18,160,467
May	0.70	0.59	0.68	7,335,773
June	0.72	0.45	0.53	6,583,592
July	0.59	0.48	0.58	4,680,805
August	0.65	0.50	0.62	3,833,258
September	0.63	0.55	0.62	3,819,648
October	0.79	0.54	0.78	11,570,430
November	0.80	0.64	0.70	6,268,634
December	0.87	0.59	0.84	31,497,194
2014
January 1-24	1.11	0.83	1.07	16,290,761

NYSE MKT:

Period	High	Low	Close	Volume
	(Cdn$)	(Cdn$)	(Cdn$)
2013
January	0.98	0.86	0.89	1,947,636
February	0.93	0.75	0.75	1,254,209
March	0.89	0.72	0.84	3,089,680
April	0.87	0.54	0.70	3,340,122
May	0.70	0.58	0.69	2,026,491
June	0.71	0.43	0.54	4,530,133
July	0.59	0.49	0.58	1,596,474
August	0.65	0.50	0.95	1,683,176
September	0.65	0.54	0.62	1,816,728
October	0.78	0.54	0.77	1,658,324

If you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

November	0.79	0.63	0.95	1,342,224
December	0.87	0.59	0.83	2,491,831
2014
January 1-24	1.11	0.84	1.06	1,613,620

            As of December 16, 2013, the date the entering into of the Arrangement Agreement was announced, the implied value of the Arrangement was Cdn$0.91 per Brigus Share, representing a premium of approximately 43% premium to Brigus’ 20-trading day volume weighted average price and a 45% premium to Brigus’ closing price, both as at December 13, 2013 on the TSX, before ascribing any value to Fortune Bay.

Brigus Warrants

BRD.WT (TSX):

Period	High	Low	Close	Volume
	(Cdn$)	(Cdn$)	(Cdn$)
2013
January	0.20	0.12	0.20	109,500
February	0.20	0.08	0.11	66,779
March	0.18	0.085	0.155	84,300
April	0.135	0.04	0.13	43,200
May	0.08	0.035	0.08	4,000
June	0.11	0.10	0.10	28,000
July	N/A	N/A	0.10	0
August	N/A	N/A	0.10	0
September	0.10	0.03	0.10	49,500
October	0.13	0.055	0.125	9,500
November	0.095	0.035	0.095	74,100
December	0.10	0.005	0.10	13,000
2014
January 1-24	0.11	0.04	0.11	64,000

BRD.WT.A (TSX):

Period	High	Low	Close	Volume
	(Cdn$)	(Cdn$)	(Cdn$)
2013
January	0.135	0.095	0.115	196,000
February	0.125	0.085	0.085	196,000
March	0.115	0.05	0.115	71,500
April	0.10	0.05	0.10	181,200
May	0.05	0.05	0.05	62,000
June	0.095	0.08	0.095	21,500
July	0.12	0.10	0.10	4,400
August	0.10	0.06	0.10	4,781
September	0.095	0.055	0.095	6,500
October	0.09	0.05	0.085	322,041
November	0.08	0.045	0.08	165,578
December	0.08	0.025	0.045	76,000
2014
January 1-24	0.08	0.05	0.06	153,002

If you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

Convertible Debentures

BRD.DB.U (TSX):

Period	High	Low	Close	Volume
	(Cdn$)	(Cdn$)	(Cdn$)
2013
January	89.50	85.99	85.99	1,938,000
February	88.40	83.00	83.00	2,671,000
March	87.50	81.75	85.00	981,000
April	85.66	75.00	81.01	2,332,000
May	84.00	77.50	81.29	1,368,000
June	85.00	75.00	75.00	1,560,000
July	86.00	75.20	79.50	2,356,500
August	84.00	78.07	81.00	396,500
September	81.00	72.56	78.50	479,000
October	84.00	76.50	84.00	1,006,000
November	85.00	77.02	80.00	4,594,000
December	100.17	78.01	99.55	22,103,000
2014
January 1 - 24	100.00	99.30	99.51	2,553,000

Prior Sales

            For the 12 month period prior to the date of the Circular, Brigus issued or granted the following Brigus Shares or securities convertible into Brigus Shares:

		Issue or Exercise
	Number and Type of	Price Per Security
Date of Issuance	Securities Issued	(Cdn$)
January 2014	1,500,000 Brigus DSUs (1)	-
January 20, 2014	30,000 Brigus Shares (2)	$1.05
January 17, 2014	34,214 Brigus Shares (3)	$1.03
December 31, 2013	162,308 Brigus Shares (4)	$0.81
December 30, 2013	191,597 Brigus Shares (5)	$0.83
November 27, 2013	125,000 Brigus Options (6)	$0.69
November 15, 2013	25,000 Brigus Shares (7)	$0.71
September 30, 2013	207,589 Brigus Shares (8)	$0.61
June 28, 2013	319,998 Brigus Shares (9)	$0.50
May 6, 2013	40,000 Brigus Options (10)	$0.76
April 1, 2013	111,978 Brigus Shares (11)	$0.86
January 11, 2013	3,916,000 Brigus Options (12)	$0.96
January 23, 2013	100,000 Brigus Shares (13)	$0.935

Notes:
(1)	Each Brigus DSU is equivalent to one Brigus Share.
(2)	Brigus Shares were issued upon exercise of Brigus Options.
(3)	Brigus Shares were issued upon exercise of Brigus Options.
(4)	Brigus Shares were issued as part of the employee share purchase plan.
(5)	Brigus Shares were issued upon exercise of Brigus Options.
(6)	These Brigus Options expire on November 27, 2018.
(7)	Brigus Shares were issued in accordance with an agreement.

If you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

(8)	Brigus Shares were issued as part of the employee share purchase plan.
(9)	Brigus Shares were issued as part of the employee share purchase plan.
(10)	These Brigus Options expire on May 6, 2016.
(11)	Brigus Shares were issued as part of the employee share purchase plan.
(12)	These Brigus Options expire on January 11, 2018.
(13)	Brigus Shares were issued upon exercise of deferred share units.

Brigus Documents Incorporated by Reference and Further Information

            Information regarding Brigus has been incorporated by reference in the Circular from documents filed by Brigus with the securities regulatory authority in each of the provinces of Canada. Primero understands that copies of the documents incorporated herein by reference regarding Brigus may be obtained on request without charge from Brigus’ Chief Executive Officer at Brigus Gold Corp., 1969 Upper Water Street, Suite 2001, Purdy's Wharf Tower II Halifax, Nova Scotia B3J 3R7, toll free 1-866-785-0456, facsimile (902) 491-4281. Copies of documents incorporated by reference may also be obtained by accessing the websites located at www.sedar.com or www.sec.gov.

            The following documents of Brigus have been filed with the securities regulatory authority in each of the provinces of Canada and are specifically incorporated by reference into, and form an integral part of, the Circular:

(a)	annual information form of Brigus for the year ended December 31, 2012, dated March 28, 2013;

(b)

annual audited consolidated financial statements for the year ended December 31, 2012, including consolidated statements of financial position as at December 31, 2012 and December 31, 2011, and the consolidated statements of operations, statements of comprehensive income, statements of shareholders’ equity and statements of cash flows for the years ended December 31, 2012 and December 31, 2011;

(c)	management’s discussion and analysis of results of operations and financial condition of Brigus for the years ended December 31, 2012 and December 31, 2011;

(d)	unaudited condensed consolidated interim financial statements of Brigus, including the notes thereon, for the three and nine months ended September 30, 2013 and September 30, 2012;

(e)	management’s discussion and analysis of results of operations and financial condition of Brigus for the three and nine months ended September 30, 2013;

(f)	management information circular dated April 19, 2013 in connection with the annual meeting of shareholders held on May 29, 2013;

(g)	material change report dated December 17, 2013 announcing that Brigus had entered into the Arrangement Agreement;

(h)

the technical report entitled “Technical Report and Mineral Resource Estimate for the Grey Fox Project” dated June 21, 2013 prepared by InnovExplo – Consulting Firm, and filed on SEDAR on August 15, 2013; and

(i)

the technical report entitled “Brigus Gold Corp. Black Fox Project National Instrument 43-101 Technical Report” dated January 6, 2011 prepared by Tetra Tech, Toronto, Ontario and filed on SEDAR on January 7, 2011.

            All documents of the type referred to above (excluding confidential material change reports) and any business acquisition reports subsequently filed by Brigus with any securities commission or similar regulatory authority in Canada on or after the date of this Circular and prior to the completion of the Arrangement in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement shall be deemed to be incorporated by reference into this Circular.

If you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

            Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein, or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying statement or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Circular.

            Information contained in or otherwise accessed through Brigus’ website, www.brigusgold.com, or any other website does not form part of this Circular.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

            To the best of our knowledge, except as otherwise disclosed herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last completed financial year, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

            As of the date of this Circular, no informed person of the Company, proposed director of the Company, or any associate or affiliate of any informed person or proposed director, has had a material interest in any transaction since the commencement of the Company’s most recently completed financial year or has a material interest in any proposed transaction which has materially affected or would affect the Company or any of its subsidiaries.

AUDITORS

            Deloitte LLP, Chartered Accountants, Suite 2800, 1055 Dunsmuir Street, 4 Bentall Centre, Vancouver, British Columbia, are the independent registered chartered accountants of the Company and are independent of the Company within the meanings of the Rules of Professional Conduct of the Institute of Chartered Accounts of British Columbia. Deloitte LLP was first appointed auditor of the Company on October 29, 2008.

EXPERTS OF PRIMERO AND BRIGUS

            The audited consolidated financial statements of Primero as at December 31, 2012 and 2011 and for each of the years in the three-year period ended December 31, 2012, incorporated by reference in this Circular, have been audited by Deloitte LLP, independent registered chartered accountants, as set forth in their report thereon, included therein and incorporated herein by reference.

            The audited consolidated financial statements of Brigus as at December 31, 2012 and 2011 and for each of the years in the three-year period ended December 31, 2012, incorporated by reference in this Circular, have been audited by Deloitte LLP, independent registered chartered accountants, as set forth in their report thereon, included therein and incorporated herein by reference.

            With respect to technical information relating to Primero contained in its most recently filed Annual Information Form, Gabriel Voicu, PhD., P. Geo, has supervised the preparation of such disclosure as a “qualified person” for the purposes of NI 43-101. As of the date hereof, each of the foregoing persons beneficially owns, directly or indirectly, less than 1% of the issued and outstanding Primero Shares or Brigus Shares.

            With respect to technical information relating to Brigus contained in this Circular and in Brigus’ annual information form, the Qualified Person who reviewed the Reserve tables and footnotes for the Black Fox mine is Mike Wereszczynsky, P.Eng. of Brigus Gold Corp, and Paul Daigle, P.Geo. of Tetra Tech is the Qualified Person for the Black Fox mine Resource and the Grey Fox Resource tables and footnotes. As of the date hereof, each of the foregoing persons beneficially owns, directly or indirectly, less than 1% of the issued and outstanding Brigus Shares or Primero Shares.

If you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

LEGAL MATTERS

            Certain legal matters in connection with the Arrangement as they pertain to the Company will be passed upon by Stikeman Elliott LLP. Certain legal matters in connection with the Arrangement as they pertain to Brigus will be passed upon by Fogler, Rubinoff LLP.

OTHER INFORMATION AND MATTERS

            As at the date of this Circular, management of Primero is not aware of any other matters which may come before the Meeting other than as set forth in the Notice of Meeting that accompanies this Circular. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

            There is no information or matter not disclosed in this Circular but known to the Company that would be reasonably be expected to affect the decision of the Shareholders to vote for or against the Share Issuance Resolution.

ADDITIONAL INFORMATION

            Additional information relating to the Company can be found on SEDAR at www.sedar.com or the Company’s website at www.primeromining.com. Information on the Company’s website is not incorporated by reference in this Circular. Copies of the Company’s audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2012 are available upon request from the Company’s Vice President, Investor Relations at Suite 2301, 20 Queen Street West, Toronto, Ontario, telephone number 416-814-3168, or fax number 416-814-3170. Copies of these documents will be provided free of charge to securityholders of the Company. The Company may require the payment of a reasonable charge from any person or company who is not a security holder of the Company, who requests a copy of any such document.

If you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

DIRECTORS’ APPROVAL

            The contents of this Circular and its distribution to shareholders of Primero have been approved by the board of directors.

DATED at Vancouver, British Columbia on January 27, 2014.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Wade Nesmith”

Wade Nesmith
Chairman of the Board

If you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

CONSENT OF SCOTIA CAPITAL INC.

To:        The Directors of Primero Mining Corp.

We hereby consent to the references to our firm name and to the reference to our fairness opinion dated December 13, 2013 (the “Opinion”) contained under the headings “Frequently Asked Questions About the Arrangement and the Meeting”, “Summary – Recommendation of the Board of Directors”, “Summary – Reasons for the Arrangement”, “Summary – Fairness Opinion”, “The Arrangement - Background to the Arrangement”, and “The Arrangement – Fairness Opinion”, and the inclusion of the text of the Opinion dated December 13, 2013 as Appendix “D” to the Circular dated January 27, 2014. The Opinion was given as at December 13, 2013 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the Board of Directors of Primero Mining Corp. shall be entitled to rely upon the Opinion.

(Signed) “Scotia Capital Inc.”

Toronto, Canada
January 27, 2014

If you have any questions or need assistance completing your proxy or voting instruction form, please call
Kingsdale Shareholder Services Inc. at 1-866-228-2532 or email contactus@kingsdaleshareholder.com.

APPENDIX “A”
SHARE ISSUANCE RESOLUTION

1.

The issuance of up to 41,275,378 common shares of Primero Mining Corp. (“Primero”) as may be required to be issued pursuant to the terms of the arrangement (as the arrangement may be, or may have been, modified or amended in accordance with its terms) (the “Arrangement”) under Section 192 of the Canada Business Corporations Act involving Primero and Brigus Gold Corp., a corporation existing under the laws of the Canada (“Brigus”), as set forth in the arrangement agreement (the “Arrangement Agreement”) among Primero, Brigus and Fortune Bay Corp. (formerly 8724385 Canada Limited), dated December 16, 2013 and all as more particularly described and set forth in the management proxy circular (the “Circular”) of Primero dated January 27, 2014, accompanying the notice of this meeting), is hereby authorized, approved and adopted.

2.

The issuance of up to 2,782,151 Primero common shares as may be required to be issued pursuant to the exercise of the replacement share purchase options to be issued by Primero pursuant to the terms of the Arrangement, as more particularly described and set forth in the Circular, is hereby authorized, approved and adopted.

3.

The issuance of up to 2,780,151 Primero common shares as may be required to be issued pursuant to the exercise of the Brigus warrants pursuant to the terms of the Arrangement, as more particularly described and set forth in the Circular, is hereby authorized, approved and adopted.

4.

The issuance of up to 3,571,429 Primero common shares as may be required to be issued pursuant to the exercise of the Brigus convertible debentures pursuant to the terms of the Arrangement, as more particularly described and set forth in the Circular, is hereby authorized, approved and adopted.

5.

Notwithstanding that this resolution has been passed by the shareholders of Primero, the board of directors of Primero is hereby authorized and empowered, without further notice to, or approval of, the shareholders of Primero:

(a)

to amend the terms of the Arrangement to the extent permitted by the Arrangement Agreement as it may deem appropriate in any manner, other than to increase the number of Primero common shares to be paid under the Arrangement; and

(b)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

6.

Any one or more directors or officers of Primero is hereby authorized, for and on behalf and in the name of Primero, to execute and deliver, whether under corporate seal of Primero or otherwise, all such agreements, forms waivers, notices, certificate, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Arrangement in accordance with the terms of the Arrangement Agreement, including:

	(a)	all actions required to be taken by or on behalf of Primero, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

	(b)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Primero;

	(c)	such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

A-1

APPENDIX “B”
ARRANGEMENT AGREEMENT

B-1

EXECUTION VERSION

PRIMERO MINING CORP.

and

BRIGUS GOLD CORP.

and

8724385 CANADA LIMITED

ARRANGEMENT AGREEMENT

December 16, 2013

- i –

- ii –

SCHEDULES

SCHEDULE A	PLAN OF ARRANGEMENT

SCHEDULE B	ARRANGEMENT RESOLUTION

SCHEDULE C	PRIMERO RESOLUTION

SCHEDULE D	REPRESENTATIONS AND WARRANTIES OF BRIGUS AND SPINCO

SCHEDULE E	REPRESENTATIONS AND WARRANTIES OF PRIMERO

SCHEDULE F	FORM OF BRIGUS VOTING AGREEMENT AND PRIMERO VOTING AGREEMENT

SCHEDULE G	SPINCO EXPLORATION PROPERTIES

- iii –

ARRANGEMENT AGREEMENT

Arrangement Agreement dated December 16, 2013 among Primero Mining Corp. (“Primero”), Brigus Gold Corp. (“Brigus”) and 8724385 Canada Limited (“SpinCo”).

WHEREAS:

A.	Primero wishes to indirectly acquire all of the issued and outstanding common shares of Brigus;

B.

The Parties wish to propose an arrangement involving, among other things, a reorganization of capital of Brigus, the distribution to Brigus Shareholders of SpinCo Shares and the indirect acquisition by Primero of all of the issued and outstanding shares of Brigus in exchange for Primero Shares;

C.	The Parties intend to carry out the transactions contemplated herein by way of an arrangement under the provisions of the Canada Business Corporations Act;

D.

Primero has entered into the Primero Voting Agreements with the Brigus Locked-up Shareholders, pursuant to which, among other things, such Brigus Locked-up Shareholders agree, subject to the terms and conditions thereof, to vote the Brigus Shares held by them in favour of the Arrangement Resolution;

E.

Brigus has entered into the Brigus Voting Agreements with the Primero Locked-up Shareholders, pursuant to which, among other things, such Primero Locked-up Shareholders agree, subject to the terms and conditions thereof, to vote the Primero Shares held by them in favour of the Primero Resolution; and

F.	The Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement.

NOW THEREFORE in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and other than any transaction involving only a Party and/or one or more of its wholly-owned Subsidiaries, any bona fide offer, proposal or inquiry from any Person or group of Persons, whether or not in writing and whether or not delivered to the shareholders of a Party, after the date hereof relating to: (a) any acquisition or purchase, direct or indirect, of: (i) the assets of that Party and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of that Party and its Subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of a Party and its Subsidiaries, taken as a whole, or (ii) 20% or more of the issued and outstanding voting or equity securities of: (A) that Party; or (B) any one or more of its Subsidiaries that, individually or in the aggregate, contribute 20% or more of the consolidated revenues or constitute 20% or more of the consolidated assets of that Party and its Subsidiaries, taken as a whole; (b) any take-over bid, tender offer or exchange offer that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of the issued and outstanding voting or equity securities of any class of voting or equity securities of that Party; or (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving: (A) that Party; or (B) any of its Subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or revenues, as applicable, of that Party and its Subsidiaries, taken as a whole; (d) an alliance, joint venture or earn-in right relating to 20% or more of a Party’s consolidated assets; or (e) a sale relating to 20% or more of a Party’s consolidated assets (or any lease, long-term supply or off-take agreement, hedging arrangement or other transaction having the same economic effect as a sale of such assets); provided that, for greater certainty, any sale by Goldcorp Inc. of all or any voting or equity securities of Primero, including pursuant to any underwritten, marketed or agency secondary offering (other than a sale by Goldcorp Inc. of all of its Primero Shares to a single Person) shall not constitute an “Acquisition Proposal”.

“affiliate” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus and Registration Exemptions as in effect on the date of this Agreement;

“Agreement” means this arrangement agreement, including all schedules annexed hereto, together with the Brigus Disclosure Letter and the Primero Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Arrangement” means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement or made at the direction of the Court in the Final Order with the consent of the Parties, each acting reasonably;

“Arrangement Resolution” means the special resolution of the Brigus Shareholders, approving the Plan of Arrangement which is to be considered at the Brigus Meeting substantially in the form and content of Schedule B hereto;

“Articles of Arrangement” means the articles of arrangement of Brigus in respect of the Arrangement required by the CBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Parties, each acting reasonably;

“Authorization” means any authorization, order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, bylaw, rule or regulation, whether or not having the force of Law, and includes any Environmental Permit;

“Brigus Balance Sheet” has the meaning ascribed thereto in Section 11 of Schedule D;

“Brigus Benefit Plans” means any pension plans or other employee compensation, other than equity- or security-based compensation arrangements, or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon Brigus or any of its Subsidiaries or for which Brigus or its Subsidiaries could have any liability;

“Brigus Board” means the board of directors of Brigus as the same is constituted from time to time;

“Brigus Budget” means the Brigus operating and capital budget for 2014 as presented to the Brigus Board during fiscal year 2013, together with all expenditures which have been approved by the Brigus Board prior to the date of this Agreement, and copies of which have been provided to Primero prior to the date of this Agreement;

“Brigus Change in Recommendation” has the meaning ascribed thereto in Subsection 9.2(a)(iii)(A);

“Brigus Circular” means the notice of the Brigus Meeting and accompanying management proxy circular, including all schedules, appendices and exhibits thereto and enclosures therewith, to be sent to the Brigus Shareholders in connection with the Brigus Meeting, as amended, supplemented or otherwise modified from time to time;

“Brigus Convertible Debentures” means convertible debentures of Brigus issued pursuant to a convertible debenture indenture dated as of March 23, 2011 between Brigus and Computershare Trust Company of Canada;

“Brigus DSU” means a deferred share unit issued under the Brigus DSU Plan;

“Brigus DSU Plan” means the deferred share unit plan approved by Brigus Shareholders at a meeting held on May 23, 2012;

“Brigus Disclosure Letter” means the disclosure letter executed by Brigus and delivered to Primero prior to the execution of this Agreement;

“Brigus ESPP” means the employee share purchase plan of Brigus approved by Brigus Shareholders at a meeting held on May 23, 2012;

“Brigus Locked-up Shareholders” means the senior officers and directors of Brigus;

“Brigus Material Adverse Effect” means any one or more changes, effects, events or occurrences that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, properties, assets, liabilities (contingent or otherwise), condition (financial or otherwise), capitalization, operations or results of operations of Brigus and its Subsidiaries, taken as a whole, other than any change, effect, event or occurrence (i) the announcement of the execution of this Agreement or the transactions contemplated by this Agreement (ii) in or relating to general political, economic or financial conditions, including in Canada, the United States or Mexico, (iii) any act of terrorism or any outbreak of hostilities or war (or any escalation or worsening thereof) or any natural disaster (iv) in or relating to the state of securities markets in general, including any reduction in market indices, (v) in or relating to currency exchange rates, (vi) in or relating to the industries in which such persons operate in general, the market for gold in general or changes in the price of gold, (vii) in or relating to any change to existing IFRS standards or regulatory accounting requirements, (viii) in or relating to any applicable Laws or any interpretation thereof by any Governmental Authority, (ix) in or relating to SpinCo; (x) any actions taken (or omitted to be taken) upon the request of Primero or pursuant to this Agreement (xi) relating to a change in the market trading price of the Brigus Shares either: (A) related to this Agreement and the Arrangement or the announcement thereof; or (B) related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of “Brigus Material Adverse Effect” under subsections (i) to (ix) above, provided, however, that such effect referred to in subsections (iv) to (viii) above does not disproportionately adversely affect Brigus and its Subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which Brigus and its Subsidiaries operate; and references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether an “Brigus Material Adverse Effect” has occurred;

“Brigus Meeting” means the special meeting of Brigus Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Brigus Mining Properties” means all mining claims (whether patented or unpatented), concessions, leases, licences, permits, surface rights, access rights and other rights and interests to explore for, exploit, develop, mine or produce minerals which Brigus, any of its Subsidiaries owns, has an interest in, or has a right or option to acquire or use other than those that relate exclusively to the SpinCo Exploration Properties , together with all joint venture, earn-in and other Contracts and royalties or other similar rights and all exploration information, data reports and studies including all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies concerning the Brigus Mining Properties in Brigus’s possession or control relating to such Brigus Mining Properties;

“Brigus Option Plan” means the share option plan of Brigus, approved by Brigus Shareholders at a meeting held on May 27, 2011;

“Brigus Options” means the outstanding options to purchase Brigus Shares granted under the Brigus Option Plan;

“Brigus Optionholders” means the holders of Brigus Options;

“Brigus Public Documents” means all documents or information filed on SEDAR or EDGAR by Brigus under applicable Securities Laws since and including January 1, 2012 to and including the date hereof;

“Brigus Shareholders” means the holders of Brigus Shares;

“Brigus Shareholder Approval” has the meaning ascribed thereto in Subsection 2.2(c);

“Brigus Shares” means the common shares in the authorized share capital of Brigus;

“Brigus Termination Fee Event” has the meaning ascribed thereto in Subsection 9.3(c);

“Brigus Voting Agreements” means the voting agreements (including all amendments thereto) between Brigus and the Primero Locked-up Shareholders setting forth the terms and conditions upon which they have agreed, among other things, to vote their Primero Shares in favour of the Primero Resolution;

“Brigus Warrant Indentures” means, collectively, (i) the warrant indenture dated October 19, 2010 between Brigus Gold Corp. and Computershare Trust Company of Canada, and (ii) the warrant indenture dated November 19, 2009, as amended June 25, 2010, between Brigus Gold Corp. (as successor to Linear Gold Corp.) and Computershare Trust Company of Canada;

“Brigus Warrants” means the common share purchase warrants of Brigus listed on the TSX under the symbols “BRD.WT” and “BRD.WT.A”;

“Bump Transactions” has the meaning ascribed thereto in Subsection 5.6(c);

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario, or Halifax, Nova Scotia;

“CBCA” means the Canada Business Corporations Act;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement;

“Claim” has the meaning ascribed thereto in Section 7.2;

“Class A Shares” has the meaning ascribed thereto in the Plan of Arrangement;

“Code” means the U.S. Internal Revenue Code of 1986, as amended;

“Collateral Benefits” has the meaning ascribed thereto in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“Competition Act” means the Competition Act (Canada);

“Competition Act Approval” means (i) receipt by Primero of an advance ruling certificate by the Commissioner of Competition under Subsection 102(1) of the Competition Act to the effect that the Commissioner of Competition is satisfied that she or he would not have sufficient grounds upon which to apply to the Competition Tribunal for an order under Section 92 of the Competition Act with respect to the transactions contemplated by this Agreement; or (ii) both of the (A) expiry or termination of the waiting period, including any extension of such waiting period, under Section 123 of the Competition Act or the waiver of the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act in accordance with paragraph 113(c) of the Competition Act, and (B) receipt by Primero of written confirmation from the Commissioner of Competition that she or he does not intend to initiate proceedings under the merger provisions of the Competition Act in respect of the transactions contemplated by this Agreement;

“Confidentiality Agreements” means the confidentiality agreements between Primero and Brigus dated June 27, 2013 and October 2, 2013.

“Consideration” means the consideration to be received pursuant to the Plan of Arrangement in respect of each Brigus Share that is issued and outstanding immediately prior to the Effective Time, comprising (i) an indivisible combination of 0.175 of a Primero Share and $0.000001 in cash, and (ii) and 0.10 of a SpinCo Share;

“Consideration Shares” means the Primero Shares to be issued pursuant to the Arrangement;

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership or other right or obligation (written or oral) to which a Party or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

“Court” means the Ontario Superior Court of Justice (Commercial List), or other court as applicable;

“Depositary” means any trust company, bank or other financial institution agreed to in writing by each of the Parties for the purpose of, among other things, exchanging certificates representing Brigus Shares for the Consideration in connection with the Arrangement;

“Director” means the Director appointed pursuant to Section 260 of the CBCA;

“Dissent Rights” means the rights of dissent exercisable by the Brigus Shareholders in respect of the Arrangement, described in Article 4 of the Plan of Arrangement;

“EDGAR” means the Electronic Data Gathering and Retrieval system of the United States Securities and Exchange Commission;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement;

“Environmental Laws” means all Laws, imposing obligations, responsibilities, liabilities or standards of conduct for or relating to: (a) the regulation or control of pollution, contamination, activities, materials, substances or wastes in connection with or for the protection of human health or safety, the environment or natural resources (including climate, air, surface water, groundwater, wetlands, land surface, subsurface strata, wildlife, aquatic species and vegetation); or (b) the use, generation, disposal, treatment, processing, recycling, handling, transport, distribution, destruction, transfer, import, export or sale of Hazardous Substances;

“Environmental Liabilities” means, with respect to any Person, all liabilities, obligations, responsibilities, responses, losses, damages, punitive damages, property damages, consequential damages, treble damages, costs (including control, remedial and removal costs, investigation costs, capital costs, operation and maintenance costs), expenses, fines, penalties and sanctions incurred as a result of or related to any claim, suit, action, administrative or court order, investigation, proceeding or demand by any Person, arising under or related to any Environmental Laws, Environmental Permits, or in connection with any: (a) Release or threatened Release or presence of a Hazardous Substance; (b) tank, drum, pipe or other container that contains or contained a Hazardous Substance; or (c) use, generation, disposal, treatment, processing, recycling, handling, transport, transfer, import, export or sale of Hazardous Substance;

“Environmental Permits” means all Permits or program participation requirements with or from any Governmental Entity under any Environmental Laws;

“Expiring Options” has the meaning ascribed thereto in Section 2.7(a);

“Final Order” means the final order of the Court pursuant to Section 192 of the CBCA, in a form acceptable to Brigus and Primero, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of the Parties, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided, however, that any such amendment is acceptable to the Parties, each acting reasonably) on appeal;

“Further Reorganization” has the meaning ascribed thereto in Section 5.6(b);

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange;

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, waste or material, including cyanide, sulphuric acid, hydrogen sulphide, arsenic, cadmium, copper, lead, mercury, petroleum, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation, and any other material, substance, pollutant or contaminant regulated or defined pursuant to, or that could result in liability under, any Environmental Law;

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended from time to time;

“HSR Approval” means the expiration or early termination of any waiting period, and any extension thereof, applicable to the completion of the transactions contemplated hereby under the HSR Act;

“including” means including without limitation, and “include” and “includes” have a corresponding meaning;

“Indemnified Liability” means:

(a)

a liability or obligation (other than any liability or obligation for Taxes) that, following the Effective Time, (i) Brigus or any of its Subsidiaries is legally obliged to pay but which was incurred or accrued prior to the Effective Time in respect of the SpinCo Assets or the SpinCo Exploration Properties (including the operations or activities in connection therewith).

(b)

any liability or obligation for Tax which is payable to any Governmental Entity arising from, or in connection with: (i) the Reorganization, including the transfer of the SpinCo Assets and SpinCo Exploration Properties to, or the assumption of the SpinCo Liabilities by, SpinCo or any subsidiary of SpinCo; (ii) any transfer or distribution by any Subsidiary transferred to SpinCo pursuant to the Reorganization that is completed in connection with the transactions referred to in (i) above, on or prior to the Effective Date; (iii) any transfer or distribution of the SpinCo Assets and SpinCo Exploration Properties or property substituted therefor that is completed in connection with the transactions referred to in (i) above, by any subsidiary of Brigus; or (iv) the transfer or disposition of SpinCo Shares to Brigus Shareholders); or

(c)

any liability or obligation for Tax, which is payable but not yet paid or reflected in the reserves in Brigus’ annual audited financial statements for the fiscal year ended December 31, 2012, to any Governmental Entity and is imposed on, or is in respect of, the SpinCo Assets, the SpinCo Liabilities, any Subsidiary transferred to SpinCo pursuant to the Reorganization and/or the SpinCo Exploration Properties for or in respect of any taxable period (or portion thereof) ending on or prior to the Effective Date, in each case, whether such action actually occurs or is deemed to occur for Tax purposes and only to the extent that such Tax is payable after Brigus and any of its Subsidiaries have claimed the maximum amount of all credits, deductions, and other amounts available to it (including any loss carryforwards) for its respective taxation year that includes the transfer of SpinCo Assets or SpinCo Exploration Properties to SpinCo or the disposition of SpinCo Shares, as the case may be;

“Indemnified Party” has the meaning ascribed thereto in Section 7.1;

“Indemnified Notice” has the meaning ascribed thereto in Section 7.2;

“Indemnified Tax Claim” has the meaning ascribed thereto in Section 7.2(b)(i);

“Interim Order” means the interim order of the Court providing for, among other things, the calling and holding of the Brigus Meeting, as the same may be amended by the Court with the consent of the Parties, each acting reasonably;

“IFRS” means International Financial Reporting Standards, at the relevant time, applied on a consistent basis;

“Key Consents” has the meaning ascribed thereto in Section 3 of Schedule D;

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended;

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute;

“Master Reorganization Agreement” means the Master Reorganization Agreement among Brigus and SpinCo, in the form to be agreed by the Parties, which will provide for the Reorganization, such agreement to be effective not less than one (1) hour prior to the Effective Time;

“material fact” and “material change” have the meanings ascribed thereto in the Securities Act;

“Money Laundering Laws” has the meaning ascribed thereto in Section 29 of Schedule D;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions;

“Mineral Rights” has the meaning ascribed thereto in Section 13 of Schedule D;

“misrepresentation” has the meaning ascribed thereto in the Securities Act;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“NYSE” means the New York Stock Exchange;

“NYSE MKT” means the New York Stock Exchange MKT;

“Option Exchange Ratio” means 0.175;

“Option Shares” means the Primero Shares issuable on exercise of any Replacement Option;

“ordinary course of business”, “ordinary course of business consistent with past practice”, or any similar reference, means, with respect to an action taken by a Person, that such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day business and operations of such Person;

“Outside Date” means April 30, 2014 or such later date as may be agreed to in writing by the Parties;

“Parties” means Brigus, Primero and SpinCo.

“Permit” means any license, permit, certificate, consent, order, grant, approval, agreement, classification, restriction, registration or other Authorization of, from or required by any Governmental Entity;

“Permitted Encumbrances” means any one or more of the following: (a) encumbrances for Taxes which are not delinquent; (b) inchoate or statutory encumbrances, provided that such encumbrances are related to obligations not due or delinquent, are not registered against title to any assets and in respect of which adequate holdbacks are being maintained as required by applicable Law; or (c) the right reserved to or vested in any Governmental Entity by any statutory provision or by the terms of any lease, licence, franchise, grant or permit of Brigus, SpinCo or any of their Subsidiaries or affiliates, to terminate any such lease, licence, franchise, grant or permit, or require annual or other payments as a condition of their continuance;

“Person” includes any individual, firm, partnership, limited partnership, limited liability partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, body corporate, corporation, company, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement of Brigus, substantially in the form of Schedule A hereto, and any amendments or variations thereto made in accordance with the Plan of Arrangement or upon the direction of the Court in the Interim Order or the Final Order with the consent of the Parties, each acting reasonably;

“Primero Balance Sheet” has the meaning ascribed thereto in Section 11 of Schedule E;

“Primero Benefit Plans” means any pension or retirement income plans or other employee compensation, other than equity- or security-based compensation arrangements, or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon Primero or any of its Subsidiaries or for which Primero or its Subsidiaries could have any liability;

“Primero Board” means the board of directors of Primero as the same is constituted from time to time;

“Primero Change in Recommendation” has the meaning ascribed thereto in Subsection 9.2(a)(iv)(A);

“Primero Circular” means the notice of the Primero Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith, to be sent to the Primero Shareholders in connection with the Primero Meeting, as amended, supplemented or otherwise modified from time to time;

“Primero Disclosure Letter” means the disclosure letter executed by Primero and delivered to Brigus prior to the execution of this Agreement;

“Primero Locked-up Shareholders” means the senior officers and directors of Primero;

“Primero Material Adverse Effect” means any one or more changes, effects, events or occurrences that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, properties, assets, liabilities (contingent or otherwise), condition (financial or otherwise), capitalization, operations or results of operations of Primero and its Subsidiaries, taken as a whole, other than any change, effect, event or occurrence (i) in or relating to general political, economic or financial conditions, including in Canada, the United States or Mexico, (ii) any act of terrorism or any outbreak of hostilities or war (or any escalation or worsening thereof) or any natural disaster, (iii) in or relating to the state of securities markets in general, including any reduction in market indices, (iv) in or relating to currency exchange rates, (v) in or relating to the industries in which such persons operate in general or the market for gold in general or changes in the price of gold, (vi) in or relating to any change to existing IFRS standards or regulatory accounting requirements, (vii) in or relating to any applicable Laws or any interpretation thereof by any Governmental Authority, or (viii) relating to a change in the market trading price of the Primero Shares either: (A) related to this Agreement and the Arrangement or the announcement thereof; or (B) related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of “Primero Material Adverse Effect” under subsections (i) to (vi) above, provided, however, that such effect referred to in subsections (ii) to (vi) above does not primarily relate to (or have the effect of primarily relating to) Primero or its Subsidiaries or disproportionately adversely affect Primero and its Subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which Primero and its Subsidiaries operate; and references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether an “Primero Material Adverse Effect” has occurred;

“Primero Meeting” means the special meeting of Primero Shareholders, including any adjournment or postponement thereof, to be called for the purpose of obtaining Primero Shareholder Approval;

“Primero Mineral Rights” has the meaning ascribed thereto in Section 12 of Schedule E;

“Primero Property” has the meaning ascribed thereto in Section 12 of Schedule E;

“Primero Public Documents” means all documents or information filed on SEDAR or EDGAR by Primero under applicable Securities Laws since and including January 1, 2012 to and including the date hereof;

“Primero Resolution” means the ordinary resolution of Primero Shareholders approving the issuance of the Consideration Shares, Option Shares and Warrant Shares at the Primero Meeting substantially in the form and content of Schedule C;

“Primero Shareholder Approval” means the approval by the Primero Shareholders by ordinary resolution of the issuance of the Consideration Shares, Option Shares and Warrant Shares at the Primero Meeting and, if required, of the transactions contemplated by this Agreement, in accordance with the policies and rules of the TSX and NYSE;

“Primero Shareholders” means the holders of Primero Shares;

“Primero Shares” means the common shares in the authorized share capital of Primero;

“Primero Termination Fee Event” has the meaning ascribed thereto in Subsection 9.3(d);

“Primero Voting Agreements” means the voting agreements (including all amendments thereto) between Primero and the Brigus Locked-up Shareholders setting forth the terms and conditions upon which they have agreed, among other things, to vote their Brigus Shares in favour of the Arrangement Resolution;

“Property” has the meaning ascribed thereto in Section 13 of Schedule D;

“Regulatory Approvals” means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case in connection with the Arrangement;

“Release” means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of any Hazardous Substance in the indoor or outdoor environment, including the movement of Hazardous Substance through or in the air, soil, surface water, ground water or property;

“Reorganization” means the reorganization of Brigus and its Subsidiaries, as applicable, prior to the Effective Time of the Plan of Arrangement in accordance with the Master Reorganization Agreement, such that SpinCo will acquire the SpinCo Exploration Properties and the SpinCo Assets, and assume the SpinCo Liabilities, all to be effected pursuant to the Master Reorganization Agreement, and also includes any Further Reorganization;

“Replacement Option” has the meaning ascribed thereto in Subsection 2.7(a);

“Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Securities Laws” means the Securities Act, together with all other applicable Canadian provincial securities laws, the U.S. Securities Act, U.S. Exchange Act, and applicable securities laws of the United States and the states thereof, and the rules and regulations and published policies of the securities authorities thereunder, as now in effect and as they may be promulgated or amended from time to time, and includes the rules and policies of the TSX, NYSE and NYSE MKT;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Special Committee” means the special committee of the Brigus Board;

“SpinCo Assets” means (i) all mining claims (whether patented or unpatented), concessions, leases, licenses, surface rights or other mineral rights in respect of the SpinCo Exploration Properties , (ii) the office leases (and any subleases) of Brigus and/or its Subsidiaries relating to Brigus’ existing offices located at 1969 Upper Water Street, Suite 2001, Purdy’s Wharf, Tower II, Halifax, Nova Scotia, Canada, (iii) office furniture, office equipment or office supplies located at the office locations referred to in clause (ii) above, (iv) all fixed assets of Brigus and/or its Subsidiaries relating exclusively to the SpinCo Exploration Properties or located within the boundaries of the SpinCo Exploration Properties or at the office locations referred to above in paragraph (ii) above, (v) all of the shares of Brigus Gold ULC and Brigus Gold, Inc., which together hold the SpinCo Exploration Properties, and the related Subsidiaries of Brigus Gold ULC, (vi) all joint venture, earn-in, other Contracts entered into by Brigus and/or its Subsidiaries, and royalties or other similar rights that relate exclusively to the SpinCo Exploration Properties; (vii) the following marketable securities: common shares of Cangold Limited and Everton Resources Inc., and (vii) all exploration information, data reports and studies including all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies concerning the SpinCo Exploration Properties in Brigus’ possession or control relating to the SpinCo Exploration Properties;

“SpinCo Exploration Properties” means all of the right, title and interest of Brigus and/or its Subsidiaries in the mineral properties set out in Schedule G;

“SpinCo Liabilities” means all of the liabilities of Brigus or any of its Subsidiaries, contingent or otherwise, which pertain to, or arose in connection with the operation of, the SpinCo Exploration Properties or the SpinCo Assets, including, without limitation, all Indemnified Liabilities;

“SpinCo Shares” means the common shares of SpinCo to be issued as part of the Consideration pursuant to the Plan of Arrangement;

“Subsidiary” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus and Registration Exemptions as in effect on the date of this Agreement;

“Superior Proposal” means any unsolicited bona fide Acquisition Proposal made in writing by a third party after the date hereof: (i) to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation, winding-up or similar transaction, all of the Brigus Shares or all of the Primero Shares or all or substantially all of the assets of Brigus or Primero on a consolidated basis; (ii) that, in good faith determination of the Brigus Board or the Primero Board, as applicable, is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (iii) that is not subject to any financing condition and in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to be reasonably likely to be available to the satisfaction of the board of directors of such Party, acting in good faith (after receipt of advice from its financial advisors and outside legal counsel); (iv) which is not subject to a due diligence or access condition beyond the fifth Business Day after which the Person making the Acquisition Proposal is first afforded access to the books, records and personnel of Brigus or Primero, as the case may be; (v) that did not result from a breach of Section 8.1 or Section 8.2, as applicable. by the receiving Party or its representatives; (vi) that is made available to all Brigus Shareholders or Primero Shareholders, as the case may be, on the same terms and conditions (but, for greater certainty, does not restrict the provision of Collateral Benefits to any one or more Brigus Shareholders or Primero Shareholders, as the case may be); and (vii) in respect of which the board of directors of such Party determines in good faith (after receipt of advice from its outside legal counsel with respect to (x) below and financial advisors with respect to (y) below) that (x) failure to recommend such Acquisition Proposal to its shareholders would be inconsistent with its fiduciary duties and (y) which would, taking into account all of the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to its shareholders, taken as a whole, from a financial point of view, than the Arrangement (after taking into account any adjustment to the terms and conditions of the Arrangement proposed by the other Party pursuant to Subsection 8.1(f) or Subsection 8.2(f), as applicable;

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Tax Arbitrator” has the meaning ascribed thereto in Section 7.2(b)(iv);

“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes;

“Taxes” means any and all domestic and foreign federal, state, provincial, municipal and local taxes, assessments and other governmental charges, duties, impositions and liabilities imposed by any Governmental Entity, including without limitation pension plan contributions, tax instalment payments, unemployment insurance contributions and employment insurance contributions, workers’ compensation and deductions at source, including taxes based on or measured by gross receipts, income, profits, sales, capital, use, and occupation, and including goods and services, value added, ad valorem, sales, capital, transfer, franchise, non-resident withholding, customs, payroll, recapture, employment, excise and property duties and taxes, together with all interest, penalties, fines and additions imposed with respect to such amounts;

“Termination Fee” has the meaning ascribed thereto in Subsection 9.3(b);

“Transaction Personal Information” has the meaning ascribed thereto in Section 10.1;

“TSX” means the Toronto Stock Exchange;

“Unindemnified Tax Claim” has the meaning ascribed thereto in Section 7.2(b)(i);

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder;

“U.S. Person” has the meaning ascribed to it in Rule 902(k) of Regulation S of the U.S. Securities Act;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder; and

“Warrant Shares” means the Primero Shares issuable on exercise of any Brigus Warrants following the Effective Time.

1.2	Interpretation

For the purposes of this Agreement, except as otherwise expressly provided:

(a)

“this Agreement” means this Arrangement Agreement, including the recitals and Appendices hereto, and not any particular Article, Section, Subsection or other subdivision, recital or Appendix hereof, and includes any agreement, document or instrument entered into, made or delivered pursuant to the terms hereof, as the same may, from time to time, be supplemented or amended and in effect;

(b)

the words “hereof”, “herein”, “hereto” and “hereunder” and other word of similar import refer to this Agreement as a whole and not to any particular Article, Section, Subsection, or other subdivision, recital or Appendix hereof;

(c)

all references in this Agreement to a designated “Article”, “Section”, “Subsection” or other subdivision, recital or “Appendix” hereof are references to the designated Article, Section, Subsections or other subdivision, recital or Appendix to, this Agreement;

(d)

the division of this Agreement into Article, Sections, Subsections and other subdivisions, recitals or Appendix, the inclusion of a table of contents and the insertion of headings and captions are for convenience of reference only and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof;

(e)

a reference to a statute in this Agreement includes all regulations, rules, policies or instruments made thereunder, all amendments to the statute, regulations, rules, policies or instruments in force from time to time, and any statutes, regulations, rules, policies or instruments that supplement or supersede such statute, regulations, rules, policies or instruments;

(f)	the word “or” is not exclusive;

(g)	the word “including” is not limiting, whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto; and

(h)	all references to “approval”, “authorization” or “consent” in this Agreement means written approval, authorization or consent.

1.3	Number, Gender and Persons

In this Agreement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.4	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.6	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of Brigus shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature in respect of Brigus required to be made shall be made in a manner consistent with IFRS consistently applied.

1.7	Knowledge

Where any representation or warranty is expressly qualified by reference to the knowledge of Brigus or Primero, as the case may be, it shall be deemed to refer to the knowledge, after making reasonable inquiries regarding the relevant matter, of Brigus’ and Primero’s directors and senior officers, as the case may be.

1.8	Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A - Plan of Arrangement

Schedule B - Arrangement Resolution

Schedule C – Primero Resolution

Schedule D – Representations and Warranties of Brigus and SpinCo

Schedule E – Representations and Warranties of Primero

Schedule F – Form of Brigus Voting Agreement and Primero Voting Agreement

Schedule G – SpinCo Exploration Properties

ARTICLE 2
THE ARRANGEMENT

2.1	Arrangement

The Parties agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.2	Interim Order

As soon as reasonably practicable following the execution of this Agreement, but in any event on or before February 14, 2014, Brigus shall apply to the Court in a manner acceptable to Primero, acting reasonably, pursuant to Section 192 of the CBCA and, in cooperation with Primero, prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(a)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Brigus Meeting and for the manner in which such notice is to be provided;

(b)	for confirmation of the record date for the Brigus Meeting;

(c)

that the requisite approval for the Arrangement Resolution shall be (i) a majority of no less than two-thirds of the votes cast on the Arrangement Resolution by the Brigus Shareholders present in person or by proxy at the Brigus Meeting, and (ii) a majority of the votes attached to the Brigus Shares held by Brigus Shareholders present in person or represented by proxy at the Brigus Meeting excluding for this purpose votes attached to Brigus Shares held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101 (collectively, the “Brigus Shareholder Approval”);

(d)	that, in all other respects, the terms, conditions and restrictions of the Brigus constating documents, including quorum requirements and other matters, shall apply in respect of the Brigus Meeting;

(e)	for the grant of Dissent Rights to the Brigus Shareholders who are registered Brigus Shareholders;

(f)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(g)	that the Brigus Meeting may be adjourned or postponed from time to time by the Brigus Board subject to the terms of this Agreement without the need for additional approval of the Court;

(h)

that it is Primero’s intention to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the Consideration Shares and Replacement Options to be issued pursuant to the Arrangement, based on the Court’s approval of the Arrangement;

(i)

that it is SpinCo’s intention to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the SpinCo Shares to be issued pursuant to the Arrangement, based on the Court’s approval of the Arrangement; and

(j)

for such other matters as Primero and/or Brigus may reasonably require, subject to obtaining the prior consent of Brigus and/or Primero, respectively, such consent not to be unreasonably withheld or delayed.

2.3	Brigus Meeting

Subject to the terms of this Agreement:

(a)

Brigus agrees to convene and conduct the Brigus Meeting in accordance with the Interim Order, Brigus’ articles, by-laws and applicable Law as soon as reasonably practicable and in any event on or before March 31, 2014. Brigus and Primero agree to use their commercially reasonable efforts to schedule the Brigus Meeting and the Primero Meeting on the same day with the Brigus Meeting to occur after the Primero Meeting. Brigus agrees that it shall, in consultation with Primero, fix and publish a record date for the purposes of determining the Brigus Shareholders entitled to receive notice of and vote at the Brigus Meeting in accordance with the Interim Order.

(b)

Brigus shall not, except as required for quorum purposes, as required by Law, or otherwise as permitted under this Agreement, adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the Brigus Meeting without Primero’s prior written consent.

(c)

Brigus will advise Primero as Primero may reasonably request, and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Brigus Meeting, as to the aggregate tally of the proxies received by Brigus in respect of the Arrangement Resolution.

(d)

Brigus will promptly advise Primero of any written notice of dissent or purported exercise by any Brigus Shareholder of Dissent Rights received by Brigus in relation to the Arrangement and any withdrawal of Dissent Rights received by Brigus and any written communications sent by or on behalf of Brigus to any Brigus Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement.

(e)	Brigus will provide notice to Primero of the Brigus Meeting and use its commercially reasonable efforts to allow representatives of Primero to attend the Brigus Meeting.

2.4	Brigus Circular

(a)

As promptly as reasonably practicable following execution of this Agreement, but subject to Section 2.4(f) Brigus shall (i) prepare the Brigus Circular together with any other documents required by applicable Laws, (ii) file the Brigus Circular in all jurisdictions where the same is required to be filed, and (iii) mail the Brigus Circular as required under applicable Laws and by the Interim Order. On the date of mailing thereof, the Brigus Circular shall comply in all material respects with all applicable Laws and the Interim Order and shall contain sufficient detail to permit the Brigus Shareholders to form a reasoned judgement concerning the matters to be placed before them at the Brigus Meeting.

(b)

Brigus shall ensure that the Brigus Circular complies in all material respects with all applicable Laws, and, without limiting the generality of the foregoing, that the Brigus Circular will not contain any misrepresentation (except that Brigus shall not be responsible for any information relating to Primero and its affiliates, including the Primero Shares).

(c)	Brigus shall have received a fairness opinion from Cormark Securities Inc.;

(d)	Brigus shall disclose in the Brigus Circular:

	(i)	that the Brigus Board has received a fairness opinion from Cormark Securities Inc.;

	(ii)	the general terms of the fairness opinion from Cormark Securities Inc.;

(iii)

that the Brigus Board has determined, after receiving financial and legal advice and following the receipt and review of a unanimous recommendation from the Special Committee, that the Consideration per Brigus Share to be received by Brigus Shareholders (other than Primero) pursuant to the Arrangement is fair and that the Arrangement is in the best interests of Brigus, and the Brigus Board has recommended that the Brigus Shareholders vote in favour of the Arrangement.

(e)

Except as permitted under the other provisions of this Agreement: (i) Brigus shall solicit proxies in favour of the Arrangement Resolution, against any resolution submitted by any other Brigus Shareholder, including, if so requested by Primero, using the services of dealers and proxy solicitation services (with Primero paying the cost of such services) and permitting Primero to otherwise assist Brigus in such solicitation; (ii) the Brigus Board shall recommend to holders of Brigus Shares that they vote in favour of the Arrangement Resolution; (iii) Brigus shall not make a Brigus Change in Recommendation; and (iv) Brigus shall include in the Brigus Circular a statement that each director and executive officer of Brigus intends to vote all of such Person’s Brigus Shares (including any Brigus Shares issued upon the exercise of any Brigus Options) in favour of the Arrangement Resolution, subject to the other terms of this Agreement and the Brigus Voting Agreements.

(f)

Primero shall provide to Brigus all information regarding Primero, its affiliates and the Primero Shares, including any pro forma financial statements prepared in accordance with IFRS and applicable Laws as required by the Interim Order and applicable Laws for inclusion in the Brigus Circular or in any amendments or supplements to such Brigus Circular. Primero shall also use commercially reasonable efforts to obtain any necessary consents from any of its auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Brigus Circular and to the identification in the Brigus Circular of each such advisor. Primero shall ensure that such information represents full, true and plain disclosure of all material facts concerning the Primero Shares does not include any misrepresentation concerning Primero. Primero shall indemnify and save harmless Brigus, its Subsidiaries and their respective officers, directors and employees from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which Brigus, any of its Subsidiaries or any of their respective officers, directors and employees may be subject or may suffer as a result of, or arising from, any misrepresentation contained in any information included in the Brigus Circular that was provided by Primero pursuant to this Section 2.4, including as a result of any order made, or any inquiry, investigation or proceeding instituted by any securities regulatory authority or other Governmental Entity based on such misrepresentation.

(g)

Primero and its legal counsel shall be given a reasonable opportunity to review and comment on the Brigus Circular prior to the Brigus Circular being printed and filed with any Governmental Entity, and reasonable consideration shall be given to any comments made by Primero and its legal counsel, provided, however, that all information relating solely to Primero, its affiliates and the Primero Shares included in the Brigus Circular shall be in form and content satisfactory to Primero, acting reasonably. Brigus shall provide Primero with final copies of the Brigus Circular prior to the mailing to the Brigus Shareholders.

(h)

Each of Brigus and Primero shall promptly notify the other Party if at any time before the Effective Date either becomes aware that the Brigus Circular contains a misrepresentation, or otherwise requires an amendment or supplement, and the Parties shall co-operate in the preparation of any amendment or supplement to the Brigus Circular as required or appropriate, and Brigus shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Brigus Circular to Brigus Shareholders and, if required by the Court or applicable Laws, file the same with any Governmental Entity and as otherwise required.

2.5	Final Order

If: (a) the Interim Order is obtained, and (b) the Arrangement Resolution is passed at the Brigus Meeting as provided for in the Interim Order and as required by applicable Law and the Primero Resolution is passed at the Primero Meeting as required by applicable Law, then, subject to the terms of this Agreement, Brigus shall diligently pursue and take all steps necessary or desirable to have the hearing before the Court of the application for the Final Order pursuant to Section 192 of the CBCA held as soon as reasonably practicable and, in any event, within two (2) Business Days following the later of the approval of the Arrangement Resolution at the Brigus Meeting and the approval of the Primero Resolution at the Primero Meeting, or such other time period as may be agreed upon by the Parties, each acting reasonably.

2.6	Court Proceedings

Subject to the terms of this Agreement, Primero will cooperate with and assist Brigus in seeking the Interim Order and the Final Order, including by providing Brigus on a timely basis any information reasonably required to be supplied by Primero in connection therewith. Brigus will provide legal counsel to Primero with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. Subject to applicable Law, Brigus will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated by this Section 2.6 or with Primero’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided, however, that nothing herein shall require Primero to agree or consent to any increase in Consideration or other modification or amendment to such filed or served materials that expands or increases Primero’s obligations set forth in any such filed or served materials or under this Agreement or the Arrangement. Brigus shall also provide to Primero’s legal counsel on a timely basis copies of any notice of appearance or other Court documents served on Brigus in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether written or oral, received by Brigus indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order. Brigus will ensure that all materials filed with the Court in connection with the Arrangement are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, Brigus will not object to legal counsel to Primero making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided, however, that Brigus is advised of the nature of any submissions prior to the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement. Brigus will also oppose any proposal from any party that the Final Order contain any provision inconsistent with this Agreement, and, if at any time after the issuance of the Final Order and prior to the Effective Date, Brigus is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, Primero.

2.7	Brigus Options, Brigus Warrants, Brigus DSUs and Brigus ESPP

(a)

Subject to the terms and conditions of this Agreement, pursuant to the Plan of Arrangement, at the Effective Time each Brigus Option which is outstanding and has not been duly exercised prior to the Effective Time, shall be exchanged for a fully-vested option (each, a “Replacement Option”) to purchase from Primero the number of Primero Shares (rounded down to the nearest whole share) equal to: (i) the Option Exchange Ratio multiplied by (ii) the number of Brigus Shares subject to such Brigus Option immediately prior to the Effective Time. Such Replacement Option shall provide for an exercise price per Primero Share (rounded up to the nearest whole cent) equal to: (x) the exercise price per Brigus Share otherwise purchasable pursuant to such Replacement Option; divided by (y) the Option Exchange Ratio. It is agreed that all terms and conditions of a Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the Brigus Option for which it was exchanged, and shall be governed by the terms of a Brigus Option Plan, except that the term to expiry of any Replacement Options shall not be affected by a holder of Replacement Options not becoming, or ceasing to be, an employee, officer or director of Brigus or Primero, as the case may be. The Replacement Options shall include 800,604 Brigus Options which have an exercise price of $0.767 and expire on February 6, 2014, February 19, 2014 and March 4, 2014 (collectively, the “Expiring Options”). Primero agrees that the Expiring Options shall become Primero Options on the same terms as the other Replacement Options with an expiry date of two (2) months from the Effective Date.

(b)

After the Effective Time, in accordance with and subject to the terms of the Brigus Warrant Indentures, each holder of a Brigus Warrant shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s Brigus Warrant, in lieu of Brigus Shares to which such holder was theretofore entitled upon such exercise and for the same aggregate consideration payable therefor, the number of Primero Shares and Spinco Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Brigus Shares to which such holder would have been entitled if such holder had exercised such holder’s Brigus Warrants immediately prior to the Effective Time. Each Brigus Warrant shall continue to be governed by and be subject to the terms of the applicable Brigus Warrant Indenture. Upon any exercise of a Brigus Warrant, in accordance with the terms of the Brigus Warrant Indentures, Primero and Spinco shall issue the necessary number of Primero Shares and Spinco Shares needed to settle such exercise and Primero shall promptly pay to Spinco, on receipt, a portion of the Brigus Warrant exercise price based on the formula set out in the Plan of Arrangement. The obligations of Brigus with respect to the Brigus Warrants as so exchanged shall be assumed by Primero and SpinCo, and Primero and SpinCo agree to use commercially reasonable efforts to arrange for the Brigus Warrants to continue to be listed on the TSX under Primero’s trading symbol and to maintain such listing until 5:00 p.m. (Halifax time) on November 19, 2014.

(c)

Subject to the terms and conditions of this Agreement, pursuant to the Plan of Arrangement, at the Effective Time the Effective Date shall be deemed to be the vesting date for all of the then issued and outstanding Brigus DSUs, and Brigus shall allot and issue to each holder of a Brigus DSU such number of Brigus Shares as are due to such holder under the terms of the Brigus DSU Plan (less any amounts withheld pursuant to the Plan of Arrangement) and thereafter the Brigus DSU Plan will terminate and none of the former holders of Brigus DSUs, the Parties or any of their respective successors or assigns shall have any rights, liabilities or obligations in respect of the Brigus DSU Plan.

(d)

Subject to the terms and conditions of the Brigus ESPP, Brigus shall, promptly following execution of this Agreement, suspend future participation under the Brigus ESPP after December 31, 2013, and provide participants with notice of Brigus’ intention to terminate the Brigus ESPP effective as of the Effective Time, provided that, for greater certainty, Brigus shall comply with all of its existing obligations incurred or accrued in connection with the Brigus ESPP prior to the time at which termination is thereof is effective.

2.8	Articles of Arrangement and Effective Date

The Articles of Arrangement shall implement the Plan of Arrangement. On the second (2nd) Business Day after the satisfaction or, where not permitted, the waiver of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver of those conditions as of the Effective Date) set forth in Article 6, unless another time or date is agreed to in writing by the Parties, the Articles of Arrangement shall be filed by Brigus with the Director, provided, however, that the Articles of Arrangement shall not be sent to the Director, for endorsement and filing by the Director, except as contemplated hereby or with Primero’s prior written consent. From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by applicable Law, including the CBCA. Each of Brigus and Primero agrees to amend the Plan of Arrangement at any time prior to the Effective Time in accordance with Section 9.4 of this Agreement to include such other terms determined to be necessary or desirable by Primero or Brigus, as the case may be, provided, however, that the Plan of Arrangement shall not be amended in any manner which has the effect of changing the Consideration or which is otherwise prejudicial to the Brigus Shareholders, other parties to be bound by the Plan of Arrangement or the Primero Shareholders and is not inconsistent with the provisions of this Agreement. The closing of the Arrangement will take place at the offices of Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario at 10:00 a.m. on the Effective Date, or at such other time and place as may be agreed to by the Parties.

2.9	Payment of Consideration

Primero will, following receipt by Brigus of the Final Order and prior to the filing by Brigus of the Articles of Arrangement, deposit in escrow with the Depositary sufficient Primero Shares to satisfy the Consideration payable to the Brigus Shareholders.

2.10	Announcement and Shareholder Communications

Primero and Brigus shall each publicly announce the transactions contemplated hereby promptly following the execution of this Agreement by Primero and Brigus, the text and timing of each Party’s announcement to be approved by the other Party in advance, acting reasonably. Primero and Brigus agree to co-operate in the preparation of presentations, if any, to Brigus Shareholders or the Primero Shareholders regarding the transactions contemplated by this Agreement, and no Party shall: (a) issue any press release or otherwise make public announcements with respect to this Agreement or the Plan of Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld or delayed); or (b) make any filing with any Governmental Entity with respect thereto without prior consultation with the other Party; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws, and the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing. To the extent possible, each of Brigus and Primero shall provide prior notice to the other Party of any material public disclosure that it proposes to make regarding its business or operations, together with a draft copy of such disclosure and such other Party and its legal counsel shall be given a reasonable opportunity to review and comment on such information prior to such information being disseminated publicly or filed with any Governmental Entity, and reasonable consideration shall be given to any comments made by such other Party and its counsel.

2.11	Withholding Taxes

The Parties and the Depositary shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any Person hereunder and from all dividends, interest or other amounts payable to any Person such amounts as the Parties or the Depositary may be required or permitted to deduct and withhold therefrom under any provision of applicable Laws in respect of Taxes. To the extent that such amounts are so deducted, withheld and remitted, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

2.12	List of Shareholders

At the reasonable request of Primero from time to time, Brigus shall provide Primero with a list (in both written and electronic form) of the registered Brigus Shareholders, together with their addresses and respective holdings of Brigus Shares, with a list of the names and addresses and holdings of all Persons having rights issued by the Brigus to acquire Brigus Shares (including Brigus Optionholders, Brigus Warrants and Brigus DSUs) and a list of non-objecting beneficial owners of Brigus Shares, together with their addresses and respective holdings of Brigus Shares. Brigus shall from time to time require that its registrar and transfer agent furnish Primero with such additional information, including updated or additional lists of Brigus Shareholders and lists of holdings and other assistance as Primero may reasonably request.

2.13	U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that all Class A Shares, Consideration Shares, Replacement Options and SpinCo Shares issued on completion of the Arrangement to Brigus Shareholders and Brigus Optionholders, as applicable, will be issued by Brigus, Primero and SpinCo, as the case may be, in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	the Arrangement will be subject to the approval of the Court;

(b)	the Court will be advised as to the intention of the Parties to rely on the exemption under Section 3(a)(10) of the U.S. Securities Act prior to the hearing required to approve the Arrangement;

(c)	the Court will be required to satisfy itself as to the fairness of the Arrangement to the Brigus Shareholders, subject to the Arrangement;

(d)

Brigus will ensure that each Person entitled to receive Class A Shares, Consideration Shares, Replacement Options or SpinCo Shares, as applicable, on completion of the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(e)

Each Person entitled to receive Class A Shares, Consideration Shares, Replacement Options or SpinCo Shares, as applicable will be advised that the Class A Shares, Consideration Shares, Replacement Options and SpinCo Shares, respectively, issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by Primero, Brigus or SpinCo, as the case may be, in reliance on the exemption under Section 3(a)(10) of the U.S. Securities Act;

(f)	the Final Order approving the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as being fair to the Brigus Shareholders;

(g)

the Interim Order approving the Brigus Meeting will specify that each Brigus Shareholder and each Brigus Optionholder will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time; and

(h)	the Final Order shall include a statement to substantially the following effect:

“This Order will serve as a basis of a claim to an exemption, pursuant to section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the distribution of securities of Primero, Brigus and SpinCo, pursuant to the Plan of Arrangement.”

2.14	United States Tax Matters

The Arrangement, taken as a whole (and other than the receipt of SpinCo shares by the Brigus Shareholders) is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code and this Agreement is intended to be a “plan of reorganization” within the meaning of the Treasury Regulations promulgated under Section 368 of the Code. Each Party, to the extent it is required to make any filings in the United States, agrees to treat the Arrangement (other than the receipt of SpinCo Shares by the Brigus Shareholders) as a reorganization within the meaning of Section 368(a) of the Code for all U.S. federal income tax purposes, and agrees to treat this Agreement as a “plan of reorganization” within the meaning of the Treasury Regulations promulgated under Section 368 of the Code, unless otherwise required by law. Each Party hereto agrees to act in a manner that is consistent with the parties’ intention that the Arrangement be treated in part as a reorganization within the meaning of Section 368(a) of the Code for all U.S. federal income tax purposes.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF BRIGUS AND SPINCO

3.1	Representations and Warranties

Except as set forth in the correspondingly numbered paragraph of the Brigus Disclosure Letter, Brigus and SpinCo jointly represent and warrant to Primero as set forth in Schedule D and acknowledge and agree that Primero is relying upon such representations and warranties in connection with the entering into of this Agreement.

3.2	Survival of Representations and Warranties

The representations and warranties of Brigus and SpinCo contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PRIMERO

4.1	Representations and Warranties

Except as set forth in the correspondingly numbered paragraph of the Primero Disclosure Letter, Primero represents and warrants to Brigus and SpinCo as set forth in Schedule E and acknowledges and agrees that Brigus and SpinCo are relying upon such representations and warranties in connection with the entering into of this Agreement.

4.2	Survival of Representations and Warranties

The representations and warranties of Primero contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 5
COVENANTS

5.1	Covenants of Brigus Regarding the Conduct of Business

Brigus covenants and agrees that at all times prior to the Effective Time, except as required to give effect to the Reorganization, or as disclosed in the Brigus Disclosure Letter, or in the Brigus Budget and unless Primero shall otherwise agree in writing or as otherwise expressly contemplated or permitted by this Agreement:

(a)

Brigus shall, and shall cause each of its Subsidiaries to, conduct its and their respective businesses only in, not take any action except in, and maintain their respective facilities, in the ordinary course of business consistent with past practice and to use commercially reasonable efforts to preserve intact its and their present business organization and goodwill, to preserve intact its Property and Mineral Rights, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships consistent with past practice with suppliers, distributors, employees, Governmental Entities and others having business relationships with them;

(b)	without limiting the generality of Subsection 5.1(a), Brigus shall not, directly or indirectly, and shall cause each of its Subsidiaries not to:

(i)

issue, sell, grant, award, pledge, dispose of, encumber or agree to issue, sell, grant, award, pledge, dispose of or encumber any Brigus Shares, Brigus Options, Brigus Warrants, or any calls, conversion privileges or rights of any kind to acquire any Brigus Shares or other securities or any shares of its Subsidiaries, other than in the ordinary course of business consistent with past practice and in accordance with the Brigus Option Plan and the Brigus DSU Plan or pursuant to the terms of existing Brigus Options, Brigus Warrants or Brigus DSUs outstanding as at the date hereof;

(ii)

other than in the ordinary course of business, sell, pledge, lease, dispose of, mortgage, licence, encumber or agree to sell, pledge, dispose of, mortgage, licence, encumber or otherwise transfer any assets of Brigus or any of its Subsidiaries or any interest in any assets of Brigus and its Subsidiaries having a value greater than $250,000 in the aggregate;

(iii)

sell, pledge, lease, dispose of, mortgage, licence, encumber or agree to sell, pledge, dispose of, mortgage, licence, encumber or otherwise transfer any Property or Mineral Rights of Brigus or any of its Subsidiaries or any interest in any Property or Mineral Rights of Brigus and its Subsidiaries;

(iv)	enter into any long-term sale, forward sale, off-take, royalty or hedging agreement with respect to any commodities extracted from any Property or Mineral Right of Brigus;

(v)	amend or propose to amend the articles, by-laws or other constating documents or the terms of any securities of Brigus or any of its Subsidiaries;

(vi)	split, combine or reclassify any outstanding Brigus Shares or the securities of any of its Subsidiaries;

(vii)	redeem, purchase or offer to purchase any Brigus Shares or other securities of Brigus or any shares or other securities of its Subsidiaries;

(viii)

declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any Brigus Shares except, in the case of any of Brigus’ wholly-owned Subsidiaries, for dividends payable to Brigus;

(ix)	reorganize, amalgamate or merge Brigus or any of its Subsidiaries with any other Person;

(x)	reduce the stated capital of the shares of Brigus or of any of its Subsidiaries, other than as may be required to effect the Arrangement and will not result in any cash payment to Brigus Shareholders;

(xi)

other than cash management investments made in accordance with Brigus’ existing cash management policies and practices, or acquisitions or investments made in accordance with the Brigus Budget, acquire or agree to acquire (by merger, amalgamation, acquisition of shares or assets or otherwise) any Person, or make any investment either by purchase of shares or securities, contributions of capital (other than to wholly-owned Subsidiaries), property transfer or purchase of any property or assets of any other Person that has a value greater than $250,000 in the aggregate;

(xii)

except in the ordinary course of business consistent with past practice, incur, create, assume or otherwise become liable for any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities, except for the borrowing of working capital in the ordinary course of business and consistent with past practice, or guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other Person or make any loans or advances;

(xiii)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of Brigus or any of its Subsidiaries;

(xiv)

pay, discharge, settle, satisfy, compromise, waive, assign or release any claims, liabilities or obligations other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in Brigus’ financial statements or incurred in the ordinary course of business consistent with past practice;

(xv)	authorize, recommend or propose any release or relinquishment of any contractual right, except in the ordinary course of business consistent with past practice;

(xvi)

waive, release, grant, transfer, exercise, modify or amend in any material respect, other than in the ordinary course of the business consistent with past practice, (i) any existing contractual rights in respect of any Mineral Rights or Properties, (ii) any material Authorization, lease, concession, contract or other document, or (iii) any other material legal rights or claims;

(xvii)

waive, release, grant or transfer any rights of value or modify or change in any material respect any existing licence, lease, contract or other document, other than in the ordinary course of business consistent with past practice;

(xviii)

take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension, revocation or limitation of rights under, any material Permits necessary to conduct its businesses as now conducted; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities;

(xix)	incur business expenses other than: (A) in accordance with the Brigus Budget; or (B) otherwise in the ordinary course and consistent with past practice;

(xx)

take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Brigus to consummate the Arrangement or the other transactions contemplated by this Agreement;

(xxi)

increase the benefits payable or to become payable to its directors or officers (whether from Brigus or any of its Subsidiaries), enter into or modify any employment, severance, or similar agreements or arrangements with, or grant any bonuses, salary increases, severance or termination pay to, any officers of Brigus or member of the Brigus Board other than pursuant to agreements already entered into and which agreements are disclosed in Brigus Public Documents; or

(xxii)

in the case of employees who are not officers of Brigus or members of the Brigus Board, take any action other than in the ordinary course of business and consistent with past practice (none of which actions shall be unreasonable or unusual) with respect to the grant of any bonuses, salary increases, severance or termination pay or with respect to any increase of benefits payable in effect on the date hereof;

(c)

Other than pursuant to the Plan of Arrangement, Brigus shall not, and shall cause each of its Subsidiaries not to, establish, adopt, enter into, amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any bonus, profit sharing, thrift, incentive, compensation, stock option, restricted stock, pension, retirement, deferred compensation, savings, welfare, employment, termination, severance or other employee benefit plan, agreement, trust, fund, policy or arrangement for the benefit or welfare of any directors, officers, current or former employees of Brigus or its Subsidiaries;

(d)

Brigus shall use all reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(e)

Brigus shall use its commercially reasonable best efforts to maintain and preserve each of its Mineral Rights and Properties in good standing and maintain, preserve and keep in good standing all of its rights under each of its Authorizations;

(f)	Brigus shall:

(i)

not take any action, or permit any of its Subsidiaries to take any action, which would render, or which reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect;

(ii)

provide Primero with prompt written notice of: (A) any change (or any condition, event, circumstance or development involving a prospective change) in the business, assets, operations, capitalization, condition (financial or otherwise), prospects, share or debt ownership, results of operations, cash flows, properties (including the Property and Mineral Rights), articles, by-laws, licenses, permits (including Authorizations), rights, or privileges, whether contractual or otherwise, or liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), of Brigus or any of its Subsidiaries which, when considered either individually or in the aggregate, has resulted in or would reasonably be expected to result in a Brigus Material Adverse Effect; (B) the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would or would be likely to (x) cause any of the representations of Brigus contained herein to be untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Brigus Material Adverse Effect qualification already contained within such representation or warranty) in any material respect; or (y) result in the failure in any material respect of Brigus to comply with or satisfy any covenant, condition or agreement (without giving effect to, applying or taking into consideration any qualification already contained in such covenant, condition or agreement) to be complied with or satisfied prior to the Effective Time;

(iii)

not enter into or renew any agreement, contract, lease, licence or other binding obligation of Brigus or its Subsidiaries: (A) containing (1) any limitation or restriction on the ability of Brigus or its Subsidiaries or, following completion of the transactions contemplated hereby, the ability of Primero or its Subsidiaries, to engage in any type of activity or business, (2) any limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of Brigus or its Subsidiaries or, following consummation of the transactions contemplated hereby, all or any portion of the business of Primero or its Subsidiaries, is or would be conducted, or (3) any limit or restriction on the ability of Brigus or its Subsidiaries or, following completion of the transactions contemplated hereby, the ability of Primero or its Subsidiaries, to solicit customers or employees; or (B) that would reasonably be expected to materially delay or prevent the consummation of the transactions contemplated by this Agreement;

(iv)

except in accordance with the Brigus Budget, not enter into or renew any agreement, contract, lease, licence or other binding obligation of Brigus or its Subsidiaries that is not terminable within 30 days of the Effective Date without payment by Primero or its Subsidiaries that involves or would reasonably be expected to involve payments in excess of $250,000 in the aggregate over the term of the contract; and

(v)

except in accordance with the Brigus Budget, not incur any capital expenditures or enter into any agreement obligating Brigus or its Subsidiaries to provide for future capital expenditures involving payments in excess of $250,000 in the aggregate;

(g)	Brigus and each of its Subsidiaries shall:

	(i)	duly and timely file all Tax Returns required to be filed by it on or after the date hereof and all such Tax Returns will be true, complete and correct in all respects;

	(ii)	timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable;

	(iii)	not make or rescind any material express or deemed election relating to Taxes;

	(iv)	not make a new request for a Tax ruling or enter into any agreement with any taxing authorities or consent to any extension or waiver of any limitation period with respect to Taxes;

	(v)	not settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes; and

(vi)

not amend any Tax Return or change any of its methods of reporting income, deductions or accounting for income Tax purposes from those employed in the preparation of its income Tax Return for the tax year ended December 31, 2012, except as may be required by applicable Laws;

(h)

Brigus shall not initiate any material discussions, negotiations or filings with any Governmental Entity regarding any matter (including with respect to the Arrangement or the transactions contemplated by this Agreement or regarding the status of the Property or the Mineral Rights), except for any material discussions, negotiations or filings required to comply with Subsection 5.1(f), without the prior consent of Primero, such consent is not to be unreasonably withheld, and further agrees to provide Primero with immediate notice of any material communication (whether oral or written) from a Governmental Entity, including a copy of any written communication;

(i)

Brigus shall immediately notify Primero of any opposition, concerns or threats raised or brought by non-governmental organizations, communities or community organizations in respect of Brigus’ current or planned operations; and

(j)	Brigus shall not authorize or propose, or enter into or modify any contract, agreement, commitment or arrangement, to do any of the matters prohibited by the other Subsections of this Section 5.1.

5.2	Covenants of Brigus Relating to the Arrangement

Brigus shall and shall cause its Subsidiaries to perform all obligations required to be performed by Brigus or any of its Subsidiaries under this Agreement, cooperate with Primero in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Brigus shall and, where applicable, shall cause its Subsidiaries to:

(a)

use its commercially reasonable efforts to obtain and assist Primero in obtaining all required Regulatory Approvals, including, for greater certainty, supply such information and documents to Primero as is reasonably required to determine what Regulatory Approvals may be required. If the Parties have determined that Competition Act Approval or HSR Approval is required, Brigus shall file as soon as reasonably practicable with a Governmental Entity any notices, applications, submissions or other documents or information required. Without limiting the generality of the foregoing, Brigus shall use its best efforts to satisfy, as soon as reasonably possible, any requests for information and documentation received by any Governmental Entity in respect of such Competition Act Approval or HSR Approval. Brigus will coordinate and cooperate in exchanging information and supplying assistance that is reasonably requested by Primero in connection with obtaining required Regulatory Approvals, including providing Primero with copies in advance and reasonable opportunity to comment on all notices, submissions, filings and information supplied to or filed with any Governmental Entity in respect of Competition Act Approval and/or HSR Approval (except for notices and information which Brigus, acting reasonably, considers highly confidential and competitively sensitive, which then shall be provided on an outside counsel only basis to external counsel for Primero), and all notices and correspondence received from a Governmental Entity. Brigus shall not attend any meetings, whether in person or by telephone, with any Governmental Entity in connection with the transactions contemplated by this Agreement, unless it provides Primero with a reasonable opportunity to attend such meetings;

(b)

use its commercially reasonable efforts to obtain as soon as practicable following execution of this Agreement all third party consents (including the Key Consents), approvals and notices required under any of the material Contracts;

(c)	defend all lawsuits or other legal, regulatory or other proceedings against Brigus challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(d)	provide such assistance as may be reasonably requested by Primero for the purposes of completing the Primero Meeting;

(e)

subject to applicable Law, make available and cause to be made available to Primero, and the agents and advisors thereto, information reasonably requested by Primero for the purposes of preparing, considering and implementing integration and strategic plans for the combined businesses of Primero and Brigus following completion of the Arrangement and confirming the representations and warranties of Brigus set out in Schedule D of this Agreement;

(f)	use commercially reasonable efforts to satisfy all conditions precedent in this Agreement and take all steps set forth in the Interim Order; and

(g)	vote any Primero Shares held by it on the record date for the Primero Meeting in favour of the ordinary resolution approving the issuance of the Consideration Shares and Option Shares.

5.3	Covenants of Primero Relating to the Arrangement and Conduct of Business

Primero shall, and shall cause its Subsidiaries to, perform all obligations required to be performed by Primero or any of its Subsidiaries under this Agreement, co-operate with Brigus in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Primero shall and where appropriate shall cause its Subsidiaries to:

(a)

use its commercially reasonable efforts to obtain and assist Brigus in obtaining all required Regulatory Approvals, including, for greater certainty, supply such information and documents to Brigus as is reasonably required to determine what Regulatory Approvals may be required. If the Parties have determined that Competition Act Approval or HSR Approval is required, Primero shall file as soon as reasonably practicable with a Governmental Entity any notices, applications, submissions or other documents or information required in respect of such Competition Act Approval or HSR Approval. Primero shall use its commercially reasonable efforts to satisfy, as soon as reasonably possible, all requests for additional information and documentation received from any Governmental Entity in respect of Competition Act Approval or HSR Approval. Primero will coordinate and cooperate in exchanging information and supplying assistance that is reasonably requested by Brigus in connection with obtaining required Regulatory Approvals, including providing Brigus with copies in advance and reasonable opportunity to comment on all notices, submissions, filings and information supplied to or filed with any Governmental Entity in respect of Competition Act Approval and/or HSR Approval (except for notices and information which Primero, acting reasonably, considers highly confidential and competitively sensitive, which then shall be provided on an outside counsel only basis to external counsel for Brigus), and all notices and correspondence received from a Governmental Entity. Primero shall not attend any meetings in person with any Governmental Entity in connection with the transactions contemplated by this Agreement unless it provides Brigus with a reasonable opportunity to attend such meetings. Primero shall be responsible for all filing fees that must be submitted to a Governmental Entity in connection with any applicable Competition Act Approval or HSR Approval;

(b)

use its commercially reasonable efforts to obtain as soon as practicable following execution of this Agreement all third party consents, approvals and notices required under any of the material Contracts;

(c)	defend all lawsuits or other legal, regulatory or other proceedings against Primero challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(d)	provide such assistance as may be reasonably requested by Brigus for the purposes of completing the Brigus Meeting;

(e)

apply for and use commercially reasonable efforts to obtain conditional approval of the listing and posting for trading on the TSX and NYSE of the Consideration Shares, Option Shares and Warrant Shares, subject only to satisfaction by Primero of customary listing conditions of the TSX and NYSE;

(f)

subject to applicable Law, make available and cause to be made available to Brigus, and its agents and advisors, information reasonably requested by Brigus for the purposes of confirming the representations and warranties of Primero set out in Schedule E of this Agreement;

(g)	use commercially reasonable efforts to satisfy all conditions precedent in this Agreement;

(h)	vote any Brigus Shares held by it on the record date for the Brigus Meeting in favour of the Arrangement Resolution;

(i)

subject to the terms and conditions of this Agreement and of the Plan of Arrangement and applicable Laws, pay the aggregate Consideration to be paid pursuant to the Arrangement at the time provided herein;

(j)

not take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Primero to consummate the Arrangement or the other transactions contemplated by this Agreement;

(k)	use commercially reasonable efforts to preserve intact its business in all material respects;

(l)	comply in all material respects with all material Laws; and

(m)	not, directly or indirectly, do or permit to occur any of the following without the prior consent of Brigus, such consent not to be unreasonably withheld or delayed:

(n)

amend its articles or by-laws or the terms of the Primero Shares in a manner that could have a material adverse effect on the market price or value of the Primero Shares to be issued in connection with the Arrangement;

(o)	split, consolidate or reclassify any of its shares or undertake any other capital reorganization;

(p)	reduce capital in respect of the Primero Shares; and

(q)	take any action that could reasonably be expected to interfere with or be inconsistent with the completion of the Arrangement.

5.4	Primero Meeting

Subject to the terms of this Agreement:

(a)

Primero agrees to convene and conduct the Primero Meeting in accordance with Primero’s articles, by-laws and applicable Law as soon as reasonably practicable. Brigus and Primero agree to use their commercially reasonably efforts to schedule the Brigus Meeting and the Primero Meeting to occur on the same day.

(b)

Primero shall not, except as required for quorum purposes, as required by Law, or otherwise as permitted under this Agreement, adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the Primero Meeting without Brigus’ prior written consent.

(c)

Primero will advise Brigus as Brigus may reasonably request, and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Primero Meeting, as to the aggregate tally of the proxies received by Primero in respect of the Primero Resolution.

(d)	Primero shall provide notice to Brigus of the Primero Meeting and use its commercially reasonable efforts to allow representatives of Brigus to attend the Primero Meeting.

5.5	Primero Circular

(a)

As promptly as reasonably practicable following execution of this Agreement, Primero shall (i) prepare the Primero Circular together with any other documents required by applicable Laws, (ii) file the Primero Circular in all jurisdictions where the same is required to be filed, and (iii) mail the Primero Circular as required in accordance with all applicable Laws. On the date of mailing thereof, the Primero Circular shall comply in all material respects with all applicable Laws and shall contain sufficient detail to permit the Primero Shareholders to form a reasoned judgement concerning the matters to be placed before them at the Primero Meeting.

(b)

Primero shall ensure that the Primero Circular complies in all material respects with all applicable Laws, and, without limiting the generality of the foregoing, that the Primero Circular will not contain any misrepresentation (except that Primero shall not be responsible for any information relating to Brigus and its affiliates, including the Brigus Shares).

(c)	Primero shall have received a fairness opinion from Scotia Capital Inc.

(d)	Primero shall disclose in the Primero Circular:

(i)	that the Primero Board has received a fairness opinion from Scotia Capital Inc.;

(ii)	the general terms of the fairness opinion from Scotia Capital Inc.; and

(iii)

that the Primero Board has determined that entering into this Agreement and, subject to the terms and conditions contained herein, completing the transactions contemplated by this Agreement is in the best interests of Primero and the Primero Board has decided to recommend that the Primero Shareholders vote in favour of the Primero Resolution.

(e)

(i) Primero shall solicit proxies in favour of the Primero Resolution, against any resolution submitted by any other Primero Shareholder, including, if so requested by Brigus, using the services of dealers and proxy solicitation services and permitting Brigus to otherwise assist Primero in such solicitation, and take all other actions that are reasonably necessary or desirable to seek the approval of the Primero Resolution; (ii) the Primero Board shall recommend to holders of Primero Shares that they vote in favour of the Primero Resolution; (iii) Primero shall not make a Primero Change in Recommendation; and (iv) Primero shall include in the Primero Circular a statement that each director and executive officer of Primero intends to vote all of such Person’s Primero Shares in favour of the Primero Resolution, subject to the other terms of this Agreement.

(f)

Brigus shall provide to Primero all information regarding Brigus, its affiliates and the Brigus Shares as required by applicable Laws for inclusion in the Primero Circular or in any amendments or supplements to such Primero Circular. Brigus shall also use commercially reasonable efforts to obtain any necessary consents from any of its auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Primero Circular and to the identification in the Primero Circular of each such advisor. Brigus shall ensure that such information represents full, true and plain disclosure of all material facts concerning the Brigus Shares and does not include any misrepresentation concerning Brigus, its Subsidiaries and the Brigus Shares.

(g)

Brigus and its legal counsel shall be given a reasonable opportunity to review and comment on the Primero Circular prior to the Primero Circular being printed and filed with the Governmental Entities, and reasonable consideration shall be given to any comments made by Brigus and its counsel, provided, however, that all information relating solely to Brigus, its affiliates and the Brigus Shares included in the Primero Circular shall be in form and content satisfactory to Brigus, acting reasonably. Primero shall provide Brigus with final copies of the Primero Circular prior to the mailing to the Primero Shareholders.

(h)

Each of Brigus and Primero shall promptly notify the other Party if at any time before the Effective Date either becomes aware that the Primero Circular contains a misrepresentation, or that otherwise requires an amendment or supplement, and the Parties shall co-operate in the preparation of any amendment or supplement to the Primero Circular as required or appropriate, and Primero shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Primero Circular to Primero Shareholders and, if required by the Court or applicable Laws, file the same with the Governmental Entities and as otherwise required.

5.6	Pre-Acquisition Reorganization

(a)

Brigus shall at or prior to the Effective Time take all actions to do, or cause to be done, all things necessary, proper or advisable to, and prepare all documentation necessary to complete the Reorganization as contemplated by the Master Reorganization Agreement.

(b)

Notwithstanding the execution and delivery of the Master Reorganization Agreement, Primero, Brigus and SpinCo agree that, upon request by either Primero or Brigus, Brigus and/or SpinCo shall: (i) effect such additional reorganizations of Brigus’ and SpinCo’s business, operations and assets as Primero may request, acting reasonably, and accordingly amend the Master Reorganization Agreement (each a “Further Reorganization”); and (ii) co- operate with Primero and/or Brigus and their respective advisors in order to determine the nature of any Further Reorganizations that might be undertaken and the manner in which they might most effectively be undertaken. Primero shall provide written notice to Brigus and SpinCo of any such Further Reorganizations at least ten (10) Business Days prior to the Effective Time.

(c)

Without limiting the generality of the foregoing, Brigus acknowledges that Primero may enter into transactions (the “Bump Transactions”) designed to step up the tax basis in certain capital property of Brigus (or its Subsidiaries ) for purposes of the Tax Act and agrees to: (i) co-operate with Primero in order to facilitate the Bump Transactions or other reorganizations or transactions which Primero determines would be advisable to enhance the tax efficiency of the combined corporate group; and (ii) to use commercially reasonable efforts to provide such information on a timely basis and to assist in the obtaining of any such information in order to facilitate a successful completion of the Bump Transactions or any such other reorganizations or transactions as is reasonably requested by Primero.

(d)

The obligations of the Parties under Subsection 5.6(b) and Subsection 5.6(c) are subject to the conditions that any such Further Reorganization or Bump Transactions shall: (i) not require Brigus to obtain the prior approval of the Brigus Shareholders; (ii) not impede or materially delay the consummation of the Arrangement; (iii) not adversely impact the value and the form of the consideration to be paid to Brigus Shareholders or otherwise prejudice the Brigus Shareholders in any respect; (iv) not unreasonably interfere in the operations of Brigus or any of its Subsidiaries prior to the Effective Time; and (v) not require any of the Parties or any of their Subsidiaries to contravene any applicable Laws, their respective organizational documents or any contract of Brigus or its Subsidiaries. In addition:

(i)

unless the Parties otherwise agree, any Further Reorganization or Bump Transaction shall not require any filings with, notifications to or approvals of any Governmental Entity or third party (other than such Tax rulings, and filing such Tax elections or notifications and pre-filings or pre-clearances with corporations branches or similar Governmental Entities, as are necessary or advisable in the circumstances); and

(ii)

The Parties shall not be obligated to take any action that would result in any Taxes being imposed on, or any adverse Tax or other consequences to, any of the Parties (including the loss of tax attributes) or any securityholder of Brigus greater than the Taxes or other consequences to such party that would be imposed in connection with the consummation of the Arrangement in the absence of any Further Reorganization or Bump Transaction.

ARTICLE 6
CONDITIONS

6.1	Mutual Conditions Precedent

The obligations of the Parties to complete the Arrangement are subject to the fulfillment of each of the following conditions precedent on or before the Effective Time, each of which may only be waived with the mutual consent of the Parties:

(a)	the Arrangement Resolution shall have been approved and adopted at the Brigus Meeting in accordance with the Interim Order;

(b)

the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to Brigus and Primero, acting reasonably, on appeal or otherwise;

(c)	Primero Shareholder Approval shall have been obtained;

(d)	The Reorganization shall have been completed in accordance with the Master Reorganization Agreement;

(e)

no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law which is then in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement;

(f)

the Class A Shares, the Primero Shares, Replacement Options and SpinCo Shares to be issued pursuant to the Arrangement shall either be: (i) exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof; or (ii) be registered pursuant to an effective registration statement under the U.S. Securities Act; provided, however, that Brigus shall not be entitled to the benefit of the condition in this Subsection 6.1(f), and shall be deemed to have waived such condition, in the event that Brigus fails to advise the Court prior to the hearing in respect of the Final Order that Primero, Brigus and SpinCo, as the case may be, intend to rely on the exemption from registration afforded by Section 3(a)(10) of the U.S. Securities Act based on the Court’s approval of the Arrangement and comply with the requirements set forth in Section 2.13;

(g)

each of the Competition Act Approval and HSR Approval has been made, given or obtained on terms acceptable to each of the Parties, each acting reasonably, and such Regulatory Approvals are in full force and have not been modified;

(h)

there shall be no suit, action or proceeding by any Governmental Entity or any other Person that has resulted in an imposition of material limitations on the ability of Primero to acquire or hold, or exercise full rights of ownership of, any Brigus Shares, including the right to vote the Brigus Shares to be acquired by it on all matters properly presented to the Brigus Shareholders;

(i)

the distribution of the Primero Shares and the SpinCo Shares pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Securities Laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of applicable exemptions under Securities Laws and shall not be subject to resale restrictions under applicable Securities Laws (other than as applicable to control Persons or pursuant to section 2.6 of National Instrument 45-102 – Resale of Securities);

(j)

(i) SpinCo shall be validly existing under the laws of Canada and all of the issued and outstanding shares of capital stock and other ownership interests in SpinCo shall be legally and beneficially owned by Brigus free and clear of all Liens, and (ii) Brigus shall hold a number of whole SpinCo Shares such that, after giving effect to the distribution of SpinCo Shares contemplated in the Plan of Arrangement (assuming that no Brigus Shares are exchanged pursuant to Section 2.3(b) of the Plan of Arrangement), Brigus would hold 9.9% of all of the outstanding SpinCo Shares;

(k)

Primero shall have delivered evidence satisfactory to the Parties, acting reasonably, of the approval of the listing and posting for trading on the TSX and NYSE of the Consideration Shares, Option Shares and Warrant Shares, subject only in each case to the satisfaction of the customary listing conditions of the TSX or NYSE, as the case may be; and

(l)

Brigus shall have delivered evidence satisfactory to the Parties, acting reasonably, of the approval of the listing and posting for trading on the TSX of the Class A Shares, subject only to the satisfaction of the customary listing conditions of the TSX.

6.2	Additional Conditions Precedent in Favour of Primero

The obligation of Primero to complete the Arrangement is subject to the fulfillment of each of the following additional conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Primero and may be waived by Primero):

(a)

all covenants of Brigus under this Agreement to be performed on or before the Effective Time which have not been waived by Primero shall have been duly performed by Brigus in all material respects and Primero shall have received a certificate of Brigus addressed to Primero and dated the Effective Date, signed on behalf of Brigus by two senior executive officers of Brigus (on Brigus’ behalf and without personal liability), confirming the same as at the Effective Time;

(b)

the representations and warranties of Brigus set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or Brigus Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Brigus Material Adverse Effect, and Primero shall have received a certificate of Brigus addressed to Primero and dated the Effective Date, signed on behalf of Brigus by two senior executive officers of Brigus (on Brigus’ behalf and without personal liability), confirming the same as at the Effective Time;

(c)

there shall not have occurred a Brigus Material Adverse Effect that has not been publicly disclosed by Brigus prior to the date hereof or disclosed to Primero in writing prior to the date hereof, and since the date of this Agreement, there shall not have occurred a Brigus Material Adverse Effect, and Primero shall have received a certificate signed on behalf of Brigus by two senior executive officers of Brigus (on Brigus’ behalf and without personal liability) to such effect;

(d)	the Key Consents shall have been obtained; and

(e)	holders of no more than 5% of the Brigus Shares shall have exercised Dissent Rights.

The foregoing conditions will be for the sole benefit of Primero and may be waived by it in whole or in part at any time.

6.3	Additional Conditions Precedent to the Obligations of Brigus and SpinCo

The obligations of Brigus and SpinCo to complete the Arrangement are subject to the fulfillment of each of the following additional conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of each of Brigus and SpinCo and may be waived by each of Brigus and SpinCo):

(a)

all covenants of Primero under this Agreement to be performed on or before the Effective Time which have not been waived by Brigus shall have been duly performed by Primero in all material respects and Brigus shall have received a certificate of Primero, addressed to Brigus and dated the Effective Date, signed on behalf of Primero by two of its senior executive officers (on Primero’s behalf and without personal liability), confirming the same as of the Effective Date;

(b)

the representations and warranties of Primero set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or Primero Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Primero Material Adverse Effect, and Brigus shall have received a certificate signed on behalf of Primero by two senior executive officers of Primero (on Primero’s behalf and without personal liability) to this effect;

(c)	Primero shall have complied with its obligations under Section 2.9 and the Depositary shall have confirmed receipt of the Consideration contemplated thereby; and

(d)

there shall not have occurred a Primero Material Adverse Effect that has not been publicly disclosed by Primero prior to the date hereof or disclosed to Brigus in writing prior to the date hereof, and since the date of this Agreement, there shall not have occurred a Primero Material Adverse Effect and Brigus shall have received a certificate signed by two senior executive officers of Primero (on Primero’s behalf and without personal liability) to such effect.

The foregoing conditions will be for the sole benefit of Brigus and may be waived by it in whole or in part at any time.

6.4	Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 shall be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director following filing of the Articles of Arrangement with the consent of the Parties in accordance with the terms of this Agreement.

ARTICLE 7
ADDITIONAL SPINCO COVENANTS

7.1	SpinCo Indemnity

From the Effective Time, SpinCo hereby agrees to indemnify and save harmless Primero, Brigus and its Subsidiaries, their affiliates, directors, officers, partners, employees, advisors, shareholders and agents (each an “Indemnified Party”) from all losses suffered or incurred by an Indemnified Party as a result of or arising directly or indirectly out of or in connection with an Indemnified Liability.

7.2	Indemnified Claims

(a)

If any claim, proceeding, liability (including a liability for Tax) or other matter resulting from the occurrence of any of the events contemplated by Section 7.1 above (a “Claim”) is made against an Indemnified Party by a third party for which the Indemnified Party may be entitled to indemnification, the Indemnified Party shall give notice (an “Indemnity Notice”) to SpinCo specifying the particulars of such Claim within 20 days after it receives notification of the Claim. SpinCo shall have the right to participate in any negotiations or proceedings with respect to any such Claim. An Indemnified Party shall not settle or compromise any such Claim without the prior written consent of SpinCo, unless SpinCo has not, within 20 Business Days after the giving of the Indemnity Notice, given notice to the Indemnified Party that it wishes to dispute such Claim. If SpinCo does give such a notice, it shall have the right to assume the defence of such Claim and to defend such Claim in the name of the Indemnified Party. An Indemnified Party shall provide to SpinCo all files, books, records and other information in their possession or control which may be relevant to the defence of such Claim. If SpinCo fails after giving such notice, diligently and reasonably to defend such Claim throughout the period such Claim exists, its right to defend the Claim shall terminate and the Indemnified Party may assume the defence of such Claim. In such event, the Indemnified Party may assume the defence of such Claim. In such event, the Indemnified Party may compromise or settle such Claim without the consent of SpinCo. If the Effective Date occurs, this Section 7.2 shall survive the termination of this Agreement.

(b)	Notwithstanding Section 7.2(a):

(i)

if a Claim described in Section 7.2(a) includes or would reasonably be expected to include both a Claim for Taxes that are Indemnified Liabilities (an “Indemnified Tax Claim”) and a Claim for Taxes that are not Indemnified Liabilities (an “Unindemnified Tax Claim”), the Indemnified Party shall use reasonable commercial efforts to separate the defence of the Indemnified Tax Claim from the defence of the Unindemnified Tax Claim, and in the case of such separation SpinCo shall have the rights provided in Section 7.2(a) in respect of the Indemnified Tax Claim only;

(ii)	if the Indemnified Party is not able to separate the defence of the Indemnified Tax Claim from the defence of the Unindemnified Tax Claim:

	(A)	the Indemnified Party shall have the right to assume the defence of both such Claims, including the right to settle either or both of such Claims;

	(B)	the Indemnified Party shall act in good faith with a view to the merits in connection with the defence of the Indemnified Tax Claim; and

(C)

the Indemnified Party shall afford SpinCo the opportunity to participate in the defence of the Indemnified Tax Claim, provide SpinCo with notice and access to documentation and information as is reasonable in the circumstances, otherwise keep SpinCo updated and informed, and consult with SpinCo with respect to the defence of the Indemnified Tax Claim;

(iii)	the Indemnified Party shall provide SpinCo with notice of the resolution of any Indemnified Tax Claim within 20 days of such resolution;

(iv)

without limiting in any respect the Indemnified Party’s right to settle any such Indemnified Claim in its absolute discretion, in the event that SpinCo objects to a resolution of an Indemnified Tax Claim by delivering notice to the Indemnified Party within 20 days of receiving the notice set out in (iii), a neutral nationally recognized accountant (the “Tax Arbitrator”) that is mutually reasonably satisfactory to the parties shall determine the amount, if any, by which:

(A)	the amount of Tax for which the Indemnified Tax Claim was resolved; exceeds

(B)	the amount of Tax for which the Indemnified Tax Claim could reasonably have been expected to be resolved if it had been the only matter in dispute;

(v)	if the Tax Arbitrator determines that the amount specified in 7.2(b)(iv)(A) does not exceed the amount specified in 7.2(b)(iv)(B), SpinCo shall be liable for:

	(A)	pursuant to Section 7.1, the Indemnified Tax Claim based on the amount specified in Section 7.2(b)(iv)(A); and

	(B)	all costs and expenditures in respect of the arbitration, including the Indemnified Party’s reasonable costs;

(vi)	if the Tax Arbitrator determines that the amount specified in Section 7.2(b)(iv)(A) exceeds the amount specified in Section 7.2(b)(iv)(B)

	(A)	pursuant to Section 7.1, SpinCo shall be liable for the Indemnified Tax Claim based on the amount specified in Section 7.2(b)(iv)(B); and

	(B)	the Indemnified Party shall be liable for SpinCo’s reasonable costs in respect of the arbitration.

(c)

For greater certainty, notwithstanding any other provision of this Agreement to the contrary, Primero shall be entitled to control in all respects any Tax proceedings relating to any consolidated, combined or unitary group that includes Primero or any of its Subsidiaries , and the above provisions of this Section 7.2 shall not apply to any such Tax proceedings.

7.3	Brigus Mining Properties

(a)

Until the second (2nd) anniversary of the Effective Date, none of SpinCo or its Subsidiaries will, without Primero’s prior written consent, stake, lease or otherwise purchase or acquire or become entitled to acquire, directly or indirectly, alone or in concert with any other person, any interest whatsoever in any real property, land rights, surface rights, water rights or any mineral concessions, leases, claims or other form of mineral rights whatsoever, any part of which lies within the boundary of, or within five (5) kilometres of the perimeter of, any of the Brigus Mining Properties, and if SpinCo or any of its Subsidiaries acquires any such interest, directly or indirectly, alone or in concert with any other person, in contravention of the foregoing, such SpinCo party will notify Primero immediately and SpinCo (or its subsidiary if applicable) will hold such interest in trust for Primero and promptly convey such interest to Primero at no cost.

(b)

SpinCo covenants and agrees that it shall, and shall cause its Subsidiaries to, treat all exploration information, data, reports and studies including all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies concerning the Brigus Mining Properties in the same way SpinCo treats its own confidential information and shall use all commercially reasonable efforts to keep all such information confidential and shall not make or keep copies of such information or disclose any such information to anyone other than Primero or Primero’s representatives without Primero’s prior written consent unless in the opinion of outside legal counsel it is required to do so by Law, except that the foregoing shall not apply to information that:

(i)	at the time of its disclosure is generally available in the public domain; or

(ii)

enters the public domain and becomes generally available at any time after disclosure other than through a breach of the terms hereof by (A) SpinCo, (B) any of its Subsidiaries or (C) any of SpinCo’s legal or financial advisors or consultants; or

(iii)	consists of general geological, geophysical, geochemical, metallurgical or operational concepts, models or principles.

(c)	If the Effective Date occurs, this Section 7.3 shall survive the termination of this Agreement.

7.4	Non-Solicitation of Employees

For a period of two years following the Effective Date:

(a)

SpinCo agrees that it will not, and will cause its Subsidiaries and its and its Subsidiaries’ respective representatives to not, solicit, hire or engage the services of any retained employees, or persuade or attempt to persuade any retained employees to terminate his or her employment with Primero or its Subsidiaries, provided that the foregoing restrictions shall not apply to general solicitations of employment not specifically directed at the employees of Primero or its Subsidiaries nor to hiring employees of Primero or its Subsidiaries as a result of such general solicitation; and

(b)

Primero agrees that it will not, and will cause its Subsidiaries and its and its Subsidiaries ’ respective representatives to not, solicit, hire or engage the services of any SpinCo Employee, or persuade or attempt to persuade any SpinCo Employee to terminate his or her employment with SpinCo or its Subsidiaries, provided that the foregoing restrictions shall not apply to general solicitations of employment not specifically directed at the employees of SpinCo or its Subsidiaries nor to hiring employees of SpinCo or its Subsidiaries as a result of such general solicitation.

If the Effective Date occurs, this Section 7.4 shall survive the termination of this Agreement.

7.5	Knowledge Transfer

From the Effective Time until the first anniversary of the Effective Date, subject to compliance with applicable Law, (i) SpinCo shall, and shall cause its Subsidiaries and their respective employees to, provide to Primero and to the officers, employees, agents and representatives of Primero and its Subsidiaries (upon reasonable advance notice and, at the option of Brigus, with a Brigus representative present) all information in their possession or under their control (including all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies) concerning the Brigus Mining Properties, as well as other business, financial, administrative and other general information related to the Brigus Mining Properties, as may reasonably be requested by or on behalf of Primero or its Subsidiaries, and (ii) SpinCo shall use its commercially reasonable efforts to cause its officers, employees, agents and/or advisors to cooperate with Primero in responding to any similar information requests, provided that the reasonable cost of any such cooperation shall be borne by Primero. If the Effective Date occurs, this Section 7.5 shall survive the termination of this Agreement.

7.6	Filing Responsibility

Primero shall be entitled to prepare and file, or cause to be prepared and filed, all Returns of Brigus and its Subsidiaries required to be filed following the Effective Date. Primero shall provide to SpinCo any Tax Returns described in this Section 7.6 that reflect Taxes that are Indemnified Liabilities for any taxable period (or any portion thereof) ending on or prior to the acquisition of control of Brigus pursuant to the Plan of Arrangement for SpinCo’s review and comment at least 45 days prior to the due date for filing such Tax Returns (including any applicable extensions). SpinCo shall notify Primero within 15 days of receiving any such Tax Returns of any comments in respect thereof, and Primero shall consider any such comments in good faith. If Primero disagrees with any comments or changes requested by SpinCo, Primero shall inform SpinCo of such disagreement and Primero and SpinCo shall endeavour to resolve any such disagreement. If Primero and SpinCo are unable to resolve such disagreement within ten (10) days of Primero’s notification of disagreement to SpinCo, the determination of whether to include the comments or changes requested by SpinCo shall be made by a nationally recognized firm of independent certified public accountants mutually selected by Primero and SpinCo. The determination by such firm of accountants under this Section 7.6 shall be final and binding on Primero and SpinCo. Primero and SpinCo shall each pay one-half (50%) of the fees and costs of such accounting firm. SpinCo shall pay Primero or the applicable subsidiary of Primero the amount of any Taxes for which SpinCo is responsible hereunder no later than two Business Days prior to the due date (including any applicable extensions) of the Tax Return in respect of which such Taxes are due.

ARTICLE 8
ADDITIONAL COVENANTS

8.1	Brigus Non-Solicitation

(a)

On and after the date of this Agreement, except as otherwise provided in this Agreement, Brigus and its Subsidiaries shall not, directly or indirectly, through any officer, director, shareholder, employee, advisor, representative, agent or otherwise:

(i)

make, solicit, assist, initiate, encourage or otherwise facilitate any inquiries, proposals or offers from any other Person (including any of its officers or employees) relating to any Acquisition Proposal for Brigus, or furnish to any Person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek to do any of the foregoing;

(ii)

engage in any discussions or negotiations regarding, or provide any information with respect to, or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to make or complete any Acquisition Proposal for Brigus, provided, however, that, for greater certainty, Brigus may advise any Person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal when the Brigus Board has so determined;

(iii)

withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Primero, the approval or recommendation of the Brigus Board or any committee thereof of this Agreement or the Arrangement;

(iv)

approve, recommend or remain neutral with respect to, or propose publicly to approve, recommend or remain neutral with respect to, any Acquisition Proposal for Brigus (it being understood that publicly taking no position or a neutral position with respect to any Acquisition Proposal for a period of five Business Days or in respect to an Acquisition Proposal in respect of which a confidentiality agreement has been executed in accordance with Subsection 8.1(d) shall not be considered a violation of this Subsection 8.1(a)(iv)); or

	(v)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal,

provided, however, that nothing contained in this Subsection 8.1(a) or any other provision of this Agreement shall prevent Brigus from, and Brigus shall be permitted to engage in discussions or negotiations with, or respond to enquiries from any Person that has made an unsolicited written Acquisition Proposal that the Brigus Board has determined constitutes or could reasonably be expected to result in a Superior Proposal, or provide information and access to properties, facilities, books or records of Brigus pursuant to Subsection 8.1(d) to any Person where the requirements of that Section are met.

(b)

Brigus shall immediately cease and cause to be terminated any existing discussions or negotiations with any Person (other than Primero) with respect to any potential Acquisition Proposal and, in connection therewith, Brigus will discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request the return or destruction of all confidential information provided in connection therewith to the extent such information has not already been returned or destroyed. Brigus agrees not to release any third party from any confidentiality, non-solicitation or standstill agreement to which such third party is a party, or terminate, modify, amend or waive the terms thereof and Brigus undertakes to enforce, or cause its Subsidiaries to enforce, all standstill, non-disclosure, non-disturbance, non- solicitation and similar covenants that it or any of its Subsidiaries have entered into prior to the date hereof or entered into after the date hereof.

(c)

From and after the date of this Agreement, Brigus shall promptly provide notice to Primero of any Acquisition Proposal or any proposal, inquiry or offer that could lead to an Acquisition Proposal or any amendments to the foregoing or any request for non-public information relating to Brigus or any of its Subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of Brigus or any Subsidiary by any Person that informs Brigus, any member of the Brigus Board or such Subsidiary that it is considering making, or has made, an Acquisition Proposal. Such notice to Primero shall be made, from time to time, first orally and then promptly (and in any event within 24 hours) in writing and shall indicate the identity of the Person making such proposal, offer, inquiry or contact, all material terms thereof and such other material details of the proposal, offer, inquiry or request known to Brigus, and shall include copies of any such written proposal, inquiry, offer or request or any amendment to any of the foregoing. Brigus shall keep Primero promptly and fully informed of the status, including any change to the material terms, of any such proposal, offer, inquiry or request and will respond promptly to all inquiries by Primero with respect thereto.

(d)

If Brigus receives a request for material non-public information from a Person who proposes to Brigus an unsolicited written Acquisition Proposal and: (x) the Brigus Board determines that such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal; and (y) in the opinion of the Brigus Board, acting in good faith and on advice from its outside legal advisors, the failure to provide such party with access to information regarding Brigus and its Subsidiaries would be inconsistent with the fiduciary duties of the Brigus Board, then, and only in such case, Brigus may provide such Person with access to information regarding Brigus and its Subsidiaries, subject to the execution of a confidentiality and standstill agreement which is customary in such situations and which, in any event and taken as a whole, is no less favourable to Brigus than the Confidentiality Agreements. Brigus shall send a copy of any such confidentiality and standstill agreement to Primero promptly upon its execution, and promptly provide Primero with a list of, and, at the request of Primero, copies of, the same information provided to such Person, and promptly provide access to similar information to which such Person was provided.

(e)

Brigus agrees that it will not accept, approve or enter into any agreement (a “Proposed Agreement”), other than a confidentiality agreement as contemplated by Subsection 8.1(d), with any Person providing for or to facilitate any Acquisition Proposal unless:

	(i)	the Brigus Board determines that such Acquisition Proposal constitutes a Superior Proposal;

	(ii)	the Brigus Meeting has not occurred;

	(iii)	Brigus has complied in all material respects with Subsections 8.1(a) through 8.1(d) inclusive;

(iv)

Brigus has provided Primero with a notice in writing that the Brigus Board has determined that such Acquisition Proposal constitutes a Superior Proposal together with all documentation related to and detailing the Superior Proposal, including a copy of any Proposed Agreement relating to such Superior Proposal, and a written notice from the Brigus Board regarding the value or range of values in financial terms that the Brigus Board has in consultation with its financial advisors determined should be ascribed to any non-cash consideration offered under the Superior Proposal;

(v)

five Business Days shall have elapsed from the date Primero received the notice and documentation referred to in Subsection 8.1(e)(iv) from Brigus and, if during such five (5) Business Day period Primero has proposed to amend the terms of the Arrangement in accordance with Subsection 8.1(f), the Brigus Board shall have determined, in good faith, after consultation with its financial advisors and outside legal counsel, that the Acquisition Proposal is a Superior Proposal compared to the Arrangement as proposed to be amended by Primero;

	(vi)	Brigus concurrently terminates this Agreement pursuant to Subsection 9.2(a)(iv)(C); and

	(vii)	Brigus has previously, or concurrently will have, paid to Primero the Termination Fee.

(f)

Brigus acknowledges and agrees that, during the five Business Day period referred to in Subsections 8.1(e)(iv) and 8.1(e)(v) Primero shall have the opportunity, but not the obligation, to propose to amend the terms of this Agreement and the Arrangement and, provided that Primero has so proposed, Brigus shall negotiate in good faith with Primero to make such adjustments to the terms and conditions of this Agreement and the Arrangement as are appropriate to enable Primero to proceed with the Arrangement on such amended terms. The Brigus Board will review any proposal by Primero to amend the terms of the Arrangement in order to determine, in good faith in the exercise of its fiduciary duties, whether Primero’s proposal to amend the Arrangement would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the terms of the Arrangement.

(g)

The Brigus Board shall promptly reaffirm its recommendation of the Arrangement by press release after: (x) any Acquisition Proposal which the Brigus Board determines not to be a Superior Proposal is publicly announced or made; or (y) the Brigus Board determines that as a result of an amendment to the terms of the Arrangement, the Acquisition Proposal which has been publicly announced or made is not a Superior Proposal. Primero and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release, recognizing that whether or not such comments are appropriate will be determined by Brigus, acting reasonably.

(h)

Nothing in this Agreement shall prevent the Brigus Board from responding, through a directors’ circular or otherwise, only to the extent required by applicable Securities Laws, to an Acquisition Proposal, or from withdrawing, modifying or changing its recommendation as a result of a Primero Material Adverse Effect. Further, nothing in this Agreement shall prevent the Brigus Board from making any disclosure to the securityholders of Brigus if the Brigus Board, acting in good faith and upon the advice of its legal advisors, shall have first determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Brigus Board or such disclosure is otherwise required under applicable Law, provided, however, that, notwithstanding the Brigus Board shall be permitted to make such disclosure, the Brigus Board shall not be permitted to make a Brigus Change in Recommendation, other than as permitted by Subsection 8.1(e) or the first sentence of this paragraph. Primero and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such disclosure, recognizing that whether or not such comments are appropriate will be determined by Brigus, acting reasonably. Nothing in this Agreement shall prevent the Brigus Board from calling and/or holding a meeting of Brigus Shareholders requisitioned by Brigus Shareholders in accordance with the CBCA or taking any other action with respect to an Acquisition Proposal to the extent ordered or otherwise mandated by a court of competent jurisdiction in accordance with Law, provided that any proxy circular or other document required in connection with such meeting recommends that Brigus Shareholders vote against any proposed resolution in favour of, or necessary to complete, such Acquisition Proposal.

(i)

Brigus acknowledges and agrees that each successive modification to any material terms of any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of the requirement under Subsection 8.1(e).

(j)

Brigus shall ensure that the officers, directors and employees of Brigus and its Subsidiaries and any investment bankers or other advisors or representatives retained by Brigus and/or its Subsidiaries in connection with the transactions contemplated by this Agreement are aware of the provisions of this Section 8.1, and Brigus shall be responsible for any breach of this Section 8.1 by any of its officers, directors, employees, investment bankers, advisors or representatives.

(k)

If Brigus provides Primero with the notice of an Acquisition Proposal contemplated in this Section 8.1 on a date that is less than seven calendar days prior to the Brigus Meeting, if requested by Primero, Brigus shall postpone or adjourn the Brigus Meeting to a date acceptable to Brigus and Primero, each acting reasonably, that is not less than five Business Days and not more than ten (10) Business Days after the scheduled date of the Brigus Meeting, provided, however, that the Brigus Meeting shall not be adjourned or postponed to a date later than seven (7) Business Days prior to the Outside Date.

8.2	Primero Non-Solicitation

(a)

On and after the date of this Agreement, except as otherwise provided in this Agreement, Primero and its Subsidiaries shall not, directly or indirectly, through any officer, director, shareholder, employee, advisor, representative, agent or otherwise:

(i)

make, solicit, assist, initiate, encourage or otherwise facilitate any inquiries, proposals or offers from any other Person (including any of its officers or employees) relating to any Acquisition Proposal for Brigus, or furnish to any Person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek to do any of the foregoing;

(ii)

engage in any discussions or negotiations regarding, or provide any information with respect to, or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to make or complete any Acquisition Proposal for Primero, provided, however, that, for greater certainty, Primero may advise any Person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal when the Primero Board has so determined;

(iii)

withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Brigus, the approval or recommendation of the Primero Board or any committee thereof of this Agreement or the Arrangement;

(iv)

approve, recommend or remain neutral with respect to, or propose publicly to approve, recommend or remain neutral with respect to, any Acquisition Proposal for Primero (it being understood that publicly taking no position or a neutral position with respect to any Acquisition Proposal for a period of five Business Days or in respect to an Acquisition Proposal in respect of which a confidentiality agreement has been executed in accordance with Subsection 8.2(d) shall not be considered a violation of this Subsection 8.2(a)(iv); or

	(v)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal,

provided, however, that nothing contained in this Subsection 8.2(a) or any other provision of this Agreement shall prevent Primero from, and Primero shall be permitted to engage in discussions or negotiations with, or respond to enquiries from any Person that has made an unsolicited written Acquisition Proposal that the Primero Board has determined constitutes or could reasonably be expected to result in a Superior Proposal, or provide information and access to properties, facilities, books or records of Primero pursuant to Subsection 8.2(d) to any Person where the requirements of that Section are met.

(b)

Primero shall immediately cease and cause to be terminated any existing discussions or negotiations with any Person (other than Primero) with respect to any potential Acquisition Proposal and, in connection therewith, Primero will discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request the return or destruction of all confidential information provided in connection therewith to the extent such information has not already been returned or destroyed. Primero agrees not to release any third party from any confidentiality, non-solicitation or standstill agreement to which such third party is a party, or terminate, modify, amend or waive the terms thereof and Primero undertakes to enforce, or cause its Subsidiaries to enforce, all standstill, non-disclosure, non-disturbance, non- solicitation and similar covenants that it or any of its Subsidiaries have entered into prior to the date hereof or entered into after the date hereof.

(c)

From and after the date of this Agreement, Primero shall promptly provide notice to Brigus of any Acquisition Proposal or any proposal, inquiry or offer that could lead to an Acquisition Proposal or any amendments to the foregoing or any request for non-public information relating to Primero or any of its Subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of Primero or any Subsidiary by any Person that informs Primero, any member of the Primero Board or such Subsidiary that it is considering making, or has made, an Acquisition Proposal. Such notice to Brigus shall be made, from time to time, first orally and then promptly (and in any event within 24 hours) in writing and shall indicate the identity of the Person making such proposal, offer, inquiry or contact, all material terms thereof and such other material details of the proposal, offer, inquiry or contact known to Primero, and shall include copies of any such written proposal, inquiry, offer or request or any amendment to any of the foregoing. Primero shall keep Brigus promptly and fully informed of the status, including any change to the material terms, of any such proposal, offer, inquiry or request and will respond promptly to all inquiries by Brigus with respect thereto.

(d)

If Primero receives a request for material non-public information from a Person who proposes to Primero an unsolicited written Acquisition Proposal and: (x) the Primero Board determines that such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal; and (y) in the opinion of the Primero Board, acting in good faith and on advice from its outside legal advisors, the failure to provide such party with access to information regarding Primero and its Subsidiaries would be inconsistent with the fiduciary duties of the Primero Board, then, and only in such case, Primero may provide such Person with access to information regarding Primero and its Subsidiaries, subject to the execution of a confidentiality and standstill agreement which is customary in such situations and which, in any event and taken as a whole, is no less favourable to Primero than the Confidentiality Agreements. Primero shall send a copy of any such confidentiality and standstill agreement to Brigus promptly upon its execution, and promptly provide Brigus with a list of, and, at the request of Brigus, copies of, the information provided to such Person, and promptly provided access to similar information to which such Person was provided.

(e)

Primero agrees that it will not accept, approve or enter into a Proposed Agreement, other than a confidentiality agreement as contemplated by Subsection 8.2(d), with any Person providing for or to facilitate any Acquisition Proposal unless:

	(i)	the Primero Board determines that such Acquisition Proposal constitutes a Superior Proposal;

	(ii)	the Primero Meeting has not occurred;

	(iii)	Primero has complied in all material respects with Subsections 8.2(a) through 8.2(d) inclusive;

(iv)

Primero has provided Brigus with a notice in writing that the Primero Board has determined that such Acquisition Proposal constitutes a Superior Proposal together with all documentation related to and detailing the Superior Proposal, including a copy of any Proposed Agreement relating to such Superior Proposal, and a written notice from the Primero Board regarding the value or range of values in financial terms that the Primero Board has in consultation with its financial advisors determined should be ascribed to any non-cash consideration offered under the Superior Proposal;

(v)

five Business Days shall have elapsed from the date Brigus received the notice and documentation referred to in Subsection 8.2(e)(iv) from Primero and, if during such five (5) Business Day period Brigus has proposed to amend the terms of the Arrangement in accordance with Subsection 8.2(f), the Primero Board shall have determined, in good faith, after consultation with its financial advisors and outside legal counsel, that the Acquisition Proposal is a Superior Proposal compared to the Arrangement as proposed to be amended by Brigus;

	(vi)	Primero concurrently terminates this Agreement pursuant to Subsection 9.2(a)(iii)(C) and

	(vii)	Primero has previously, or concurrently will have, paid to Brigus the Termination Fee.

(f)

Primero acknowledges and agrees that, during the five Business Day period referred to in Subsections 8.2(e)(iv) and 8.2(e)(v), Brigus shall have the opportunity, but not the obligation, to propose to amend the terms of this Agreement and the Arrangement and, provided that Brigus has so proposed, Primero shall negotiate in good faith with Brigus to make such adjustments to the terms and conditions of this Agreement and the Arrangement as are appropriate to enable Brigus to proceed with the Arrangement on such amended terms. The Primero Board will review any proposal by Brigus to amend the terms of the Arrangement in order to determine, in good faith in the exercise of its fiduciary duties, whether Brigus’ proposal to amend the Arrangement would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the terms of the Arrangement.

(g)

The Primero Board shall promptly reaffirm its recommendation of the Arrangement by press release after: (x) any Acquisition Proposal which the Primero Board determines not to be a Superior Proposal is publicly announced or made; or (y) the Primero Board determines that as a result of an amendment to the terms of the Arrangement, the Acquisition Proposal which has been publicly announced or made is not a Superior Proposal. Brigus and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release, recognizing that whether or not such comments are appropriate will be determined by Primero, acting reasonably.

(h)

Nothing in this Agreement shall prevent the Primero Board from responding, through a directors’ circular or otherwise, only to the extent required by applicable Securities Laws, to an Acquisition Proposal, or from withdrawing, modifying or changing its recommendation as a result of a Brigus Material Adverse Effect. Further, nothing in this Agreement shall prevent the Primero Board from making any disclosure to the securityholders of Primero if the Primero Board, acting in good faith and upon the advice of its legal advisors, shall have first determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Primero Board or such disclosure is otherwise required under applicable Law, provided, however, that, notwithstanding the Primero Board shall be permitted to make such disclosure, the Primero Board shall not be permitted to make a Primero Change in Recommendation, other than as permitted by Subsection 8.2(e) or the first sentence of this paragraph. Brigus and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such disclosure, recognizing that whether or not such comments are appropriate will be determined by Primero, acting reasonably. Nothing in this Agreement shall prevent the Primero Board from calling and/or holding a meeting of Primero Shareholders requisitioned by Primero Shareholders in accordance with the Business Corporations Act (British Columbia) or taking any other action with respect to an Acquisition Proposal to the extent ordered or otherwise mandated by a court of competent jurisdiction in accordance with Law, provided that any proxy circular or other document required in connection with such meeting recommends that Primero Shareholders vote against any proposed resolution in favour of, or necessary to complete, such Acquisition Proposal.

(i)

Primero acknowledges and agrees that each successive modification to any material terms of any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of the requirement under Subsection 8.2(e).

(j)

Primero shall ensure that the officers, directors, shareholders and employees of Primero and its Subsidiaries and any investment bankers or other advisors or representatives retained by Primero and/or its Subsidiaries in connection with the transactions contemplated by this Agreement are aware of the provisions of this Section 8.2, and Primero shall be responsible for any breach of this Section 8.2 by any of its officers, directors, employees, investment bankers, advisors or representatives.

(k)

If Primero provides Brigus with the notice of an Acquisition Proposal contemplated in this Section 8.2 on a date that is less than seven calendar days prior to the Primero Meeting, if requested by Brigus, Primero shall postpone or adjourn the Primero Meeting to a date acceptable to Brigus and Primero, each acting reasonably, that is not less than seven calendar days and not more than ten (10) Business Days after the scheduled date of the Primero Meeting, provided, however, that the Primero Meeting shall not be adjourned or postponed to a date later than seven (7) Business Days prior to the Outside Date.

8.3	Access to Information; Transition; Confidentiality

From the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to its terms, subject to compliance with applicable Law and the terms of any existing Contracts: (a) upon reasonable notice, each of Primero and Brigus shall, and shall cause their Subsidiaries and their respective representatives to afford to the other Party and to representatives of the other Party such access as the other Party may reasonably require at all reasonable times during normal business hours, including for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and contracts, and shall furnish the other Party with all data and information as the other Party may reasonably request, and Primero and Brigus acknowledge and agree that information furnished pursuant to this Section 8.3 shall be subject to the terms and conditions of the Confidentiality Agreements; and (b) each of Primero and Brigus shall, and shall cause their Subsidiaries and their respective representatives to, work cooperatively and in good faith to ensure an orderly transition following the Effective Time, including with respect to transitional planning, transitional services, and the retention of personnel (and any related arrangements thereto).

8.4	Notices of Certain Events

(a)

Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement pursuant to its terms and the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:

(i)

cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time (provided, however, that this clause (i) shall not apply in the case of any event or state of facts resulting from the actions or omissions of a Party which are required under this Agreement); or

(ii)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party hereunder prior to the Effective Time,

provided, however, that the delivery of any notice pursuant to this Section 8.4 shall not limit or otherwise affect the remedies available hereunder to the Party receiving that notice.

(b)

No Party may elect not to complete the transactions contemplated hereby pursuant to the conditions set forth herein or any termination right arising therefrom under Subsection 9.2(a)(iii)(B) or Subsection 9.2(a)(iv)(B) and no payments are payable as a result of such termination pursuant to Section 9.3 unless, prior to the Effective Date, the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment or the applicable condition or termination right, as the case may be. If any such notice is delivered, provided, however, that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Agreement until the expiration of a period of ten Business Days from such notice.

(c)

Brigus will provide Primero with notice of any material developments regarding, or, if applicable and subject to existing confidentiality obligations, copies of any documents in relation to litigation involving Brigus or its Subsidiaries, in either case that may occur or that may be produced by or provided to Brigus after the date of this Agreement.

8.5	Insurance, Indemnification and Employment

(a)

Prior to the Effective Date, Brigus shall purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by Brigus and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and Primero will, or will cause Brigus and its Subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date; provided, however, that Primero shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the aggregate cost of such policy for the six year period shall not exceed 300% of Brigus’ current annual aggregate premium for policies currently maintained by Brigus or its Subsidiaries.

(b)

Primero agrees that it shall cause Brigus to honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Brigus and its Subsidiaries to the extent that they are disclosed in the Brigus Disclosure Letter, and acknowledges that such rights, to the extent that they are disclosed in the Brigus Disclosure Letter, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect for a period of not less than six (6) years from the Effective Date.

(c)

The provisions of this Section 8.5 are intended for the benefit of, and shall be enforceable by, each insured or indemnified person, his or her heirs, executors, administrators and other legal representatives and, for such purpose, Brigus (including any surviving corporation or entity) hereby confirms that it is acting as agent and trustee on their behalf.

(d)

If Brigus or any of its successors (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person, proper provisions shall be made by Brigus so that the successors, assigns and transferees of Brigus, as the case may be, shall assume all of the obligations set forth in this Section 8.5.

ARTICLE 9
TERM, TERMINATION, AMENDMENT AND WAIVER

9.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

9.2	Termination

(a)	This Agreement may be terminated at any time prior to the Effective Time (notwithstanding Primero Shareholder Approval, Brigus Shareholder Approval and/or approval of the Arrangement by the Court):

(i)	by mutual written agreement of Brigus and Primero;

(ii)	by either Brigus or Primero, if:

(A)

the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Subsection 9.2(a)(ii)(A) shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date;

(B)

after the date hereof, there shall be enacted or made any applicable Law that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins Brigus or Primero from consummating the Arrangement and such applicable Law or enjoinment shall have become final and non-appealable;

(C)	Brigus Shareholder Approval shall not have been obtained at the Brigus Meeting in accordance with the Interim Order; or

(D)	Primero Shareholder Approval shall not have been obtained at the Primero Meeting.

(iii)	by Primero, if:

(A)

prior to the Effective Time: (1) subject to Subsection 8.1(a)(iv), the Brigus Board fails to recommend or withdraws, amends, modifies or qualifies, in a manner adverse to Primero or fails to publicly reaffirm its recommendation of the Arrangement within five Business Days (and in any case prior to the Brigus Meeting) after having been requested in writing by Primero to do so (a “Brigus Change in Recommendation”); (2) the Brigus Board or a committee thereof shall have approved or recommended any Acquisition Proposal; or (3) Brigus shall have breached Section 8.1 in any material respect;

(B)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Brigus set forth in this Agreement shall have occurred that would cause the conditions set forth in Subsection 6.2(a) or Subsection 6.2(b) not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date, as reasonably determined by Primero and provided, however, that Primero is not then in breach of this Agreement so as to cause any condition in Subsection 6.2(a) or Subsection 6.2(b) not to be satisfied; or

(C)

it wishes to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality and standstill agreement permitted by Subsection 8.2(d)), subject to compliance with Section 8.2 in all material respects and provided, however, that no termination under this Subsection 9.2(a)(iii)(C) shall be effective unless and until Primero shall have paid to Brigus the amount required to be paid pursuant to Section 9.3.

(iv)	by Brigus, if

(A)

prior to the Effective Time, the Primero Board fails to recommend or withdraws, amends, modifies or qualifies, in a manner adverse to Brigus or fails to publicly reaffirm its recommendation of the Primero Resolution within five Business Days (and in any case prior to the Primero Meeting) after having been requested in writing by Brigus to do so (a “Primero Change in Recommendation”); (2) the Primero Board or a committee thereof shall have approved or recommended any Acquisition Proposal; or (3) Primero shall have breached Section 8.2 in any material respect;

(B)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Primero set forth in this Agreement shall have occurred that would cause the conditions set forth in Subsection 6.3(a) or 6.3(b) not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date as reasonably determined by Brigus and provided, however, that Brigus is not then in breach of this Agreement so as to cause any condition in Subsection 6.3(a) or Subsection 6.3(b) not to be satisfied; or

(C)

it wishes to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality and standstill agreement permitted by Subsection 8.1(d)), subject to compliance with Section 8.1 in all material respects and provided, however, that no termination under this Subsection 9.2(a)(iv)(C) shall be effective unless and until Brigus shall have paid to Primero the amount required to be paid pursuant to Section 9.3.

(b)

The Party desiring to terminate this Agreement pursuant to this Section 9.2 (other than pursuant to Subsection 9.2(a)(i)) shall give notice of such termination to the other Parties, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

(c)

If this Agreement is terminated pursuant to this Section 9.2, this Agreement shall become void and be of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except that the provisions of Subsections 2.4(f) and 5.6(d), Section 8.5, this Subsection 9.2(c) and Sections 9.3, 10.1, 10.3, 10.4, 10.6 and 10.7 and all related definitions set forth in Section 1.1 and the provisions of the Confidentiality Agreements shall survive any termination hereof pursuant to Subsection 9.2(a).

9.3	Expenses and Termination Fees

(a)

Except as otherwise provided herein, all fees, costs and expenses incurred in connection with this Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses.

(b)	For the purposes of this Agreement, “Termination Fee” means an amount equal to $8,300,000.00.

(c)	For the purposes of this Agreement, “Brigus Termination Fee Event” means the termination of this Agreement:

(i)

by Primero pursuant to Subsection 9.2(a)(iii)(A) (but not including a termination by Primero pursuant to Subsection 9.2(a)(iii)(A) in circumstances where the Brigus Change in Recommendation resulted from the occurrence of a Primero Material Adverse Effect) prior to the Brigus Meeting;

(ii) by Brigus pursuant to Subsection 9.2(a)(iv)(C); or

(iii)

by either Party pursuant to Subsection 9.2(a)(ii)(A) or Subsection 9.2(a)(ii)(C), but only if, in these termination events: (x) prior to such termination, an Acquisition Proposal for Brigus shall have been made or publicly announced and not withdrawn by any Person other than Primero; and (y) within twelve months following the date of such termination, Brigus or one or more of its Subsidiaries: (A) enters into a definitive agreement in respect of one or more Acquisition Proposals; or (B) Brigus shall have consummated one or more Acquisition Proposals.

For the purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning specified in Section 1.1, except that references to “20% or more” in the definition of “Acquisition Proposal” in Section 1.1 shall be deemed to be references to “50% or more”.

If a Brigus Termination Fee Event occurs, Brigus shall pay the Termination Fee to Primero as liquidated damages in consideration of Primero’s rights under this Agreement by wire transfer of immediately available funds, as follows:

(A)

if the Termination Fee is payable pursuant to Subsection 9.3(c)(iii), the Termination Fee shall be payable concurrently upon the earlier of the entering into of the applicable agreement referred to therein or upon the consummation of the Acquisition Proposal referred to therein;

(B)	if the Termination Fee is payable pursuant to Subsection 9.3(c)(i), the Termination Fee shall be payable within two (2) Business Days following such termination; or

(C)	if the Termination Fee is payable pursuant to Subsection 9.3(c)(ii), the Termination Fee shall be payable prior to or simultaneously with such termination.

(d)	For the purposes of this Agreement, “Primero Termination Fee Event” means the termination of this Agreement:

(i)

by Brigus pursuant to Subsection 9.2(a)(iv)(A) (but not including a termination by Brigus pursuant to Subsection 9.2(a)(iv)(A) in circumstances where the Primero Change in Recommendation resulted from the occurrence of a Brigus Material Adverse Effect) prior to the Primero Meeting;

(ii)	by Primero pursuant to Subsection 9.2(a)(iii)(C); or

(iii)

by either Party pursuant to Subsection 9.2(a)(ii)(A) or Subsection 9.2(a)(ii)(D), but only if, in these termination events: (x) prior to such termination, an Acquisition Proposal for Primero shall have been made or publicly announced and not withdrawn by any Person other than Brigus; and (y) within twelve months following the date of such termination, Primero or one or more of its Subsidiaries: (A) enters into a definitive agreement in respect of one or more Acquisition Proposals; or (B) there shall have been consummated one or more Acquisition Proposals for Primero.

For the purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning specified in Section 1.1, except that references to “20% or more” in the definition of “Acquisition Proposal” in Section 1.1 shall be deemed to be references to “50% or more”.

If a Primero Termination Fee Event occurs, Primero shall pay the Termination Fee to Brigus as liquidated damages in consideration of Brigus’ rights under this Agreement by wire transfer of immediately available funds, as follows:

(A)

if the Termination Fee is payable pursuant to Subsection 9.3(d)(iii), the Termination Fee shall be payable concurrently upon the earlier of the entering into of the applicable agreement referred to therein or upon the consummation of the Acquisition Proposal referred to therein;

(B)	if the Termination Fee is payable pursuant to Subsection 9.3(d)(i), the Termination Fee shall be payable within two (2) Business Days following such termination; or

(C)	if the Termination Fee is payable pursuant to Subsection 9.3(d)(ii), the Termination Fee shall be payable prior to or simultaneously with such termination.

(e)

Each of the Parties acknowledges that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. Each Party acknowledges that all of the payment amounts set out in this Section 9.3 are payments of liquidated damages which are a genuine pre-estimate of the damages, which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Each of Brigus and Primero irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, each Party agrees that, upon any termination of this Agreement under circumstances where Brigus or Primero is entitled to a Termination Fee and such Termination Fee is paid in full, Brigus or Primero, as the case may be, shall be precluded from any other remedy against the other Party at Law or in equity or otherwise (including, without limitation, an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the other Party or any of its Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates or their respective representatives in connection with this Agreement or the transactions contemplated hereby, provided, however, that payment by a Party of a Termination Fee shall not be in lieu of any damages or any other payment or remedy available (including, without limitation, an order for specific performance) in the event of any wilful or intentional breach by such Party of any of its obligations under this Agreement.

9.4	Amendment

Subject to the provisions of the Interim Order and Final Order, the Plan of Arrangement and applicable Laws, this Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Brigus Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or Authorization on the part of the Brigus Shareholders, and any such amendment may without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and

(d)	waive compliance with or modify any mutual conditions precedent herein contained.

9.5	Waiver

Any Party may (a) extend the time for the performance of any of the obligations or acts of the other Party, (b) waive compliance, except as provided herein, with any of the other Party’s agreements or the fulfilment of any conditions to its own obligations contained herein, or (c) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

ARTICLE 10
GENERAL PROVISIONS

10.1	Privacy

Each Party shall comply with applicable privacy Laws in the course of collecting, using and disclosing personal information about identifiable individuals in connection with the transactions contemplated hereby (the “Transaction Personal Information”). Neither Party shall disclose Transaction Personal Information originally collected by the other Party to any Person other than to its advisors who are evaluating and advising on the transactions contemplated by this Agreement. If Primero completes the transactions contemplated by this Agreement, Primero shall not, following the Effective Date, without the consent of the individuals to whom such Transaction Personal Information relates or as permitted or required by applicable Law, use or disclose Transaction Personal Information originally collected by Brigus:

(a)	for purposes other than those for which such Transaction Personal Information was collected by Brigus prior to the Effective Date; and

(b)	which does not relate directly to the carrying on of the business of Brigus or to the carrying out of the purposes for which the transactions contemplated by this Agreement were implemented.

The Parties shall protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure. Primero shall cause its advisors to observe the terms of this Section 10.1 and to protect and safeguard all Transaction Personal Information in their possession. If this Agreement shall be terminated, each Party shall promptly deliver to the other Party all Transaction Personal Information originally collected by such other Party in its possession or in the possession of any of its advisors, including all copies, reproductions, summaries or extracts thereof, except, unless prohibited by applicable Law, for electronic backup copies made automatically in accordance with the usual backup procedures of the Party returning such Transaction Personal Information.

10.2	Notices

All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given and received on the day it is delivered, provided, however, that it is delivered on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if notice is delivered after 5:00 p.m. local time or if such day is not a Business Day then the notice shall be deemed to have been given and received on the next Business Day. Notice shall be sufficiently given if delivered (either in Person, by courier service or other personal method of delivery), or if transmitted by facsimile or email to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)	if to Primero:

Primero Mining Corp.
Suite 2301, 20 Queen Street West
Toronto, Ontario
M5H 3R3

Attention: Joseph Conway, President & Chief Executive Officer
Facsimile: (416) 814-3170
Email: jconway@primeromining.com and legal@primeromining.com with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario
M5L 1B9

Attention: Elizabeth Breen
Facsimile: (416) 947-0866
Email: ebreen@stikeman.com

(b)	if to Brigus or SpinCo:

Brigus Gold Corp.
Suite 2001, 1969 Upper Water Street,
Purdy’s Wharf Tower II
Halifax, Nova Scotia
B3J 3R7

Attention:        Wade Dawe, Chairman & Chief Executive Officer
Facsimile:        (902) 491-4281
Email: wdawe@brigusgold.com

with copies (which shall not constitute notice) to:

Fogler, Rubinoff LLP
77 King Street West
Suite 3000, P.O. Box 95
Toronto, Ontario
M5K 1G8

Attention:        Rick Moscone
Fax:                   (416) 941-8858
Email: rmoscone@foglers.com

and

Fasken Martineau DuMoulin LLP
333 Bay Street, Suite 2400
Bay Adelaide Centre, Box 20
Toronto, ON
M5H 2T6

Attention:        Richard Steinberg
Facsimile:         (416) 364-7813
Email: rsteinberg@fasken.com

10.3	Governing Law; Waiver of Jury Trial

This Agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of Ontario and the Laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement and the Arrangement and waives any defences to the maintenance of an action in the Courts of the Province of Ontario. EACH PARTY TO THIS AGREEMENT HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

10.4	Injunctive Relief

Subject to Section 9.3, the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties agree that, in the event of any breach or threatened breach of this Agreement by a Party, the non-breaching Party will be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance, and the Parties shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at Law. Subject to Section 9.3, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at Law or equity to each of the Parties.

10.5	Time of Essence

Time shall be of the essence in this Agreement.

10.6	Entire Agreement, Binding Effect and Assignment

This Agreement (including the exhibits and schedules hereto and the Brigus Disclosure Letter and the Primero Disclosure Letter) and the Confidentiality Agreements constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any Person other than the Parties any rights or remedies hereunder. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the Parties without the prior written consent of the other Parties.

10.7	No Liability

No director or officer of Primero shall have any personal liability whatsoever to Brigus under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of Primero. No director or officer of Brigus shall have any personal liability whatsoever to Primero under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of Brigus.

10.8	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

10.9	Counterparts, Execution

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement among the Parties.

[Remainder of page left intentionally blank. Signature page follows.]

IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement as of the date first written above by their respective officers thereunto duly authorized.

PRIMERO MINING CORP.

Per:	(Signed) “Joseph Conway”

Name: Joseph Conway
Title: President & Chief Executive Officer

BRIGUS GOLD CORP.

Per:	(Signed) “Wade Dawe”

Name: Wade Dawe
Title: President & Chief Executive Officer

8724385 CANADA LIMITED

Per:	(Signed) “Wade Dawe”

Name: Wade Dawe
Title: Director

SCHEDULE A
PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1
INTERPRETATION

1.1        Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“Amalco” has the meaning specified in Section 2.3(i);

“Arrangement” means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations made in accordance with the Arrangement Agreement or Section 6.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Parties, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement made as of December 16, 2013 among the Parties (including the Schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with its terms.

“Articles of Arrangement” means the articles of arrangement of Brigus in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in a form and content satisfactory to the Parties, each acting reasonably.

“CBCA” means the Canada Business Corporations Act.

“Certificate of Arrangement” means the certificate of arrangement issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement.

“Class A Shares” means the Class A voting common shares of Brigus which are to be created in accordance with this Plan of Arrangement and which shall be entitled to two votes per Class A Share with respect to the election of the board of directors of Brigus, but will otherwise have attached thereto the same rights and privileges as the Brigus Shares.

“Brigus” means Brigus Gold Corp.

“Brigus Circular” means the notice of the Brigus Meeting and accompanying management proxy circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management proxy circular, to be sent to the Brigus Shareholders in connection with the Brigus Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement.

“Brigus DSU” means a deferred share unit issued under the Brigus DSU Plan.

“Brigus DSU Plan” means the deferred share unit plan approved by Brigus Shareholders at a meeting held on May 23, 2012.

“Brigus Meeting” means the special meeting of Brigus Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution.

“Brigus Option Holders” means the holders of Brigus Options.

“Brigus Option Plan” means the share option plan of Brigus, approved by Brigus Shareholders at a meeting held on May 27, 2011.

“Brigus Options” means the outstanding options to purchase Brigus Shares granted under the Brigus Option Plan.

“Brigus Resolution” means the special resolution approving the Plan of Arrangement presented to the Brigus Shareholders at the Brigus Meeting.

“Brigus Rights Plan” means the shareholder rights plan agreement effective January 18, 2012, as ratified May 23, 2012, between Brigus and Computershare Investor Services Inc., as rights agent.

“Brigus Shareholders” means the holders of Brigus Shares.

“Brigus Shares” means the common shares in the authorized share capital of Brigus.

“Brigus Warrant Indentures” means, collectively, (i) the warrant indenture dated October 19, 2010 between Brigus Gold Corp. and Computershare Trust Company of Canada, and (ii) the warrant indenture dated November 19, 2009, as amended June 25, 2010, between Brigus Gold Corp. (as successor to Linear Gold Corp.) and Computershare Trust Company of Canada.

“Brigus Warrants” means the common share purchase warrants of Brigus listed on the TSX under the symbols “BRD.WT” and “BRD.WT.A”.

“Business Day” means a day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario, or Halifax, Nova Scotia.

“CRA” means the Canada Revenue Agency.

“Consideration” means an indivisible combination of 0.175 of a fully paid and non-assessable Primero Share and $0.000001 in cash (with the total cash entitlement of each shareholder rounded up to the nearest nickel).

“Court” means the Ontario Superior Court of Justice (Commercial List), or other court as applicable.

“Depositary” means any trust company, bank or other financial institution agreed to in writing by each of the Parties for the purpose of, among other things, exchanging certificates representing Brigus Shares for the Consideration and the SpinCo Shares in connection with the Arrangement.

“Director” means the Director appointed pursuant to Section 260 of the CBCA.

“Dissent Rights” has the meaning specified in Section 4.1 of this Plan of Arrangement.

“Dissenting Holder” means a Brigus Shareholder who has duly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Brigus Shares in respect of which Dissent Rights are validly exercised by such holder.

“Effective Date” means the date shown on the Certificate of Arrangement.

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

“Eligible Holder” means a beneficial holder of Brigus Shares who is, immediately prior to the Effective Time, a resident of Canada for the purposes of the Tax Act, other than a person who is tax exempt.

“Fair Market Value” with reference to:

(i)	a Primero Share means the amount that is the closing price of the Primero Shares on the TSX on the last trading day immediately prior to the Effective Date;

(ii)	a Class A Share means the amount that is the Fair Market Value of a Primero Share multiplied by 0.175; and

(iii)	a SpinCo Share means the amount that is the price of the Brigus Shares on the TSX on the last trading day immediately prior to the Effective Date minus the Fair Market Value of a Class A Share.

“Final Order” means the final order of the Court pursuant to Section 192 of the CBCA, in a form acceptable to the Parties, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of the Parties, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided, however, that any such amendment is acceptable to the Parties, each acting reasonably) on appeal.

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision, agent or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange.

“Interim Order” means the interim order of the Court in a form acceptable to the Parties, each acting reasonably, as contemplated by Section 2.2 of the Arrangement Agreement, providing for, among other things, the calling and holding of the Brigus Meeting, as such order may be amended by the Court with the consent of the Parties, each acting reasonably.

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

“Letter of Transmittal” means the letter of transmittal sent to Brigus Shareholders for use in connection with the Arrangement.

“Loan Amount” means $10,000,000.00.

“Option Exchange Ratio” means 0.175.

“Option Shares” means the Primero Shares issuable on exercise of any Replacement Option.

“Parties” means Primero, Brigus and SpinCo.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means this plan of arrangement proposed under Section 192 of the CBCA, and any amendments or variations made in accordance with the Arrangement Agreement or Section 6.1 of this plan of arrangement or made at the direction of the Court in the Final Order with the consent of Brigus and Primero, each acting reasonably.

“Primero” means Primero Mining Corp.

“Primero NewCo” means a wholly-owned corporation of Primero incorporated under the laws of Canada no less than one (1) day prior to the Effective Time.

“Primero Shares” means the common shares in the authorized share capital of Primero.

“Replacement Option” has the meaning ascribed thereto in Section 2.3(d).

“Section 85 Election” has the meaning ascribed thereto in Section 2.4.

“SpinCo” means 8724385 Canada Limited.

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time.

“TSX” means the Toronto Stock Exchange.

1.2        Certain Rules of Interpretation.

In this Agreement, unless otherwise specified:

(a)

Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

(b)	Currency. All references to dollars or to $ are references to Canadian dollars.

(c)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(d)

Certain Phrases, etc. The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation,” (ii) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of,” and (iii) unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Plan of Arrangement.

(e)

Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re- enacted, unless stated otherwise.

(f)

Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(g)	Time References. References to time are to local time, Toronto, Ontario.

2.1        Arrangement Agreement

This Plan of Arrangement is made pursuant to the Arrangement Agreement.

2.2       Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on Primero, Brigus, SpinCo, all holders and beneficial owners of Brigus Shares, Brigus Options, Brigus Warrants, and Brigus DSUs, including Dissenting Holders, the registrar and transfer agent of Brigus and the Depositary, at and after, the Effective Time without any further act or formality required on the part of any Person, except as expressly provided in this Plan of Arrangement.

2.3        Arrangement

At the Effective Time the following shall occur and shall be deemed to occur in the following sequence as set out below without any further authorization, act or formality, in each case effective as at five minute intervals starting at the Effective Time:

(a)

notwithstanding the terms of the Brigus Rights Plan, the Brigus Rights Plan shall be terminated and all rights issued pursuant to the Brigus Rights Plan shall be cancelled without any payment in respect thereof;

(b)

the Effective Date shall be deemed to be the vesting date for all of the then issued and outstanding Brigus DSUs, and Brigus shall allot and issue to each holder of a Brigus DSU such number of Brigus Shares as are due to such holder under the terms of the Brigus DSU Plan (less any amounts withheld pursuant to the Plan of Arrangement) and thereafter the Brigus DSU Plan will terminate and none of the former holders of Brigus DSUs, the Parties or any of their respective successors or assigns shall have any rights, liabilities or obligations in respect of the Brigus DSU Plan;

(c)

all Brigus Shares held by Dissenting Holders shall be deemed to have been transferred (free and clear of all Liens) to Primero in exchange for a debt claim against Primero for the amount determined under Article 4; and

(i)

such Dissenting Holders shall cease to be the holders of such Brigus Shares and to have any rights as Brigus Shareholders other than the right to be paid the fair value for such Brigus Shares as set out in Article 4; and

	(ii)	the name of each such Dissenting Holders shall be removed as a Brigus Shareholder from the registers of Brigus Shareholders maintained on or on behalf of Brigus;

(d)	Primero will lend to Brigus an amount equal to the Loan Amount by way of a non- interest bearing demand promissory note;

(e)

Brigus will subscribe for such number of additional SpinCo Shares as would result in Brigus holding, after completion of the distribution in Section 2.3(f), 9.9% of the outstanding SpinCo Shares, in consideration for payment to SpinCo of cash subscription proceeds equal to the Loan Amount (with the amount, if any, by which such cash subscription proceeds exceed the Fair Market Value of the SpinCo Shares so issued being a contribution to the capital of SpinCo);

(f)	Brigus shall undertake a reorganization of capital within the meaning of section 86 of the Tax Act, and which reorganization shall occur in the following order:

(i)

the authorized share capital of Brigus will be amended by the creation of one new class of shares consisting of an unlimited number of Class A Shares, and the articles of incorporation of Brigus shall be deemed to be amended accordingly;

(ii)

each outstanding Brigus Share (including such Brigus Shares acquired by Primero pursuant to Section 2.3(b) above, if any) will be exchanged with Brigus (without any further act or formality on the part of the Brigus Shareholder) free and clear of all Liens for one (1) Class A Share and one-tenth (0.1) of a SpinCo Share, and such Brigus Shares shall thereupon be cancelled, and:

		(A)	the holders of such Brigus Shares shall cease to be the holders thereof and to have any rights or privileges as holders of such Brigus Shares;

		(B)	such holders’ names shall be removed from the register of the Brigus Shares maintained by or on behalf of Brigus; and

(C)

each Brigus Shareholder shall be deemed to be the holder of the Class A Shares and SpinCo Shares (in each case, free and clear of any Liens) exchanged for the Brigus Shares and shall be entered in the register of Brigus or SpinCo, as the case may be, as the registered holder thereof;

(iii)

the stated capital of Brigus for the outstanding Class A Shares will be an amount equal to the paid-up capital of Brigus for the Brigus Shares, less the Fair Market Value of the SpinCo Shares distributed on such exchange;

(g)

each outstanding Class A Share (other than Class A Shares held by Primero or any affiliate thereof) will, without further act or formality by or on behalf of a holder of Class A Shares, be irrevocably assigned and transferred by the holder thereof to Primero (free and clear of all Liens) in exchange for the Consideration from Primero for each Class A Share held, and

(i)

the holders of such Class A Shares shall cease to be the holders thereof and to have any rights as holders of such Class A Shares other than the right to be paid the Consideration per Class A Share in accordance with this Plan of Arrangement;

(ii)	such holders’ name shall be removed from the register of the Class A Shares maintained by or on behalf of Brigus; and

(iii)

Primero shall be deemed to be the transferee and the legal and beneficial holder of such Class A Shares (free and clear of all Liens) and shall be entered as the registered holder of such Class A Shares in the register of the Class A Shares maintained by or on behalf of Brigus;

(h)

each Brigus Option which is outstanding and has not been duly exercised prior to the Effective Time, shall be exchanged for a fully-vested option (each, a “Replacement Option”) to purchase from Primero the number of Primero Shares (rounded down to the nearest whole share) equal to: (i) the Option Exchange Ratio multiplied by (ii) the number of Brigus Shares subject to such Brigus Option immediately prior to the Effective Time. Such Replacement Option shall provide for an exercise price per Primero Share (rounded up to the nearest whole cent) equal to: (x) the exercise price per Brigus Share otherwise purchasable pursuant to such Replacement Option; divided by (y) the Option Exchange Ratio. It is agreed that all terms and conditions of a Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the Brigus Option for which it was exchanged, and shall be governed by the terms of the Brigus Option Plan, except that the term to expiry of any Replacement Option shall not be affected by a holder of Replacement Options not becoming, or ceasing to be, an employee, officer or director of Brigus or Primero, as the case may be; and

(i)	Primero NewCo and Brigus shall amalgamate to form one corporate entity (“Amalco”) under Section 192 of the CBCA, such that:

(i)	the name of Amalco shall be “Brigus Gold Corp.”;

(ii)	the initial directors of Amalco shall be the directors of Primero NewCo;

(iii)	the initial officers of Amalco shall be the officers of Primero NewCo;

(iv)	Amalco shall have a minimum of 1 director and a maximum of 20 directors;

(v)	all of the property of each of Primero NewCo and Brigus continues to be the property of Amalco;

(vi)	Amalco continues to be liable for the obligations of each of Primero NewCo and Brigus (other than any obligations of Primero NewCo or Brigus to the other);

(vii)	any existing cause of action, claim or liability to prosecution is unaffected;

(viii)	a civil, criminal or administrative action or proceeding pending by or against Primero NewCo or Brigus may continue to be prosecuted by or against Amalco;

(ix)	a conviction against, or ruling, order or judgment in favour of or against Primero NewCo or Brigus may be enforced by or against Amalco;

(x)

the articles of Primero NewCo immediately before the Effective Time are deemed to be the articles of incorporation of Amalco, and the Certificate of Arrangement is deemed to be the certificate of incorporation of Amalco;

(xi)	the by-laws of Primero NewCo immediately before the Effective Time are deemed to be the by-laws of Amalco;

(xii)	Amalco shall be authorized to issue an unlimited number of common shares;

(xiii)

the directors of Amalco may appoint one or more directors of Amalco but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders of Amalco, and any directors of Amalco appointed pursuant to the previous sentence shall hold office for a term expiring not later than the close of the next annual meeting of shareholders;

(xiv)

the Class A Shares shall continue as common shares of Amalco, and any certificates formerly representing the Class A Shares and common shares of Primero NewCo shall represent and be deemed to represent common shares of Amalco;

(xv)	all shares in the capital stock of Brigus shall be cancelled; and

(xvi)

the stated capital of the Amalco common shares will be an amount equal to the “paid-up capital”, as that term is defined in the Tax Act, attributable to all of the issued and outstanding shares of Brigus immediately prior to the Amalgamation.

2.4	Post-Effective Time Procedures

(a)

Following the receipt of the Final Order and prior to the Effective Date, Primero shall deliver or arrange to be delivered to the Depositary the Consideration, including certificates (or electronic deposit) representing the Primero Shares required to be issued to former Brigus Shareholders in accordance with the provisions of Section 2.3 hereof, which shares shall be held by the Depositary as agent and nominee for such former Brigus Shareholders for distribution to such former Brigus Shareholders in accordance with the provisions of Article 2 hereof.

(b)

An Eligible Holder whose Class A Shares are exchanged for the Consideration pursuant to the Arrangement shall be entitled to make a joint income tax election, pursuant to section 85 of the Tax Act (and any analogous provision of provincial income tax law) (a “Section 85 Election”) with respect to the exchange by providing two signed copies of the necessary joint election forms to an appointed representative, as directed by Primero, within 90 days after the Effective Date, duly completed with the details of the number of Class A Shares transferred and the applicable agreed amounts for the purposes of such joint elections. Primero shall, within 90 days after receiving the completed joint election forms from an Eligible Holder, and subject to such joint election forms being correct and complete and in compliance with requirements imposed under the Tax Act (or applicable provincial income tax law), sign and return them to the Eligible Holder for filing with the CRA (or the applicable provincial tax authority). Neither Brigus, Primero nor any successor corporation shall be responsible for the proper completion of any joint election form nor, except for the obligation to sign and return duly completed joint election forms which are received within 90 days of the Effective Date, for any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such joint election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, Primero or any successor corporation may choose to sign and return a joint election form received by it more than 90 days following the Effective Date, but will have no obligation to do so.

(c)

Upon receipt of a Letter of Transmittal in which an Eligible Holder has indicated that the Eligible Holder intends to make a Section 85 Election, Primero will promptly deliver a tax instruction letter (and a tax instruction letter for the equivalent Quebec election, if applicable), together with the relevant tax election forms (including the Quebec tax election forms, if applicable), to the Eligible Holder.

2.5        No Fractional Shares

Following the Effective Time, if the aggregate number of Primero Shares to which a Brigus Shareholder would otherwise be entitled would include a fractional share, then the number of Primero Shares that such former Brigus Shareholder is entitled to receive shall be rounded down to the next whole number and no former Brigus Shareholder will be entitled to any compensation in respect of such fractional Primero Share. In addition, following the Effective Time, if the aggregate number of SpinCo Shares to which a former Brigus Shareholder would otherwise be entitled would include a fractional share, then the number of SpinCo Shares that such former Brigus Shareholder is entitled to receive shall be rounded down to the next whole number and no former Brigus Shareholder will be entitled to any compensation in respect of such fractional SpinCo Share.

ARTICLE 3
BRIGUS WARRANTS

3.1        Brigus Warrants

In accordance with the terms of the Brigus Warrant Indentures, each holder of a Brigus Warrant shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s Brigus Warrant, in lieu of Brigus Shares to which such holder was theretofore entitled upon such exercise, and for the same aggregate consideration payable therefor, the number of Primero Shares and SpinCo Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Arrangement if, immediately prior to the Effective Date, such holder had been the registered holder of the number of Brigus Shares to which such holder would have been entitled if such holder had exercised such holder’s Brigus Warrants immediately prior to the Effective Time. Each Brigus Warrant shall continue to be governed by and be subject to the terms of the applicable Warrant Indenture.

3.2        Exercise of Brigus Warrants Post-Effective Time

Upon any exercise of a Brigus Warrant, Primero shall issue the necessary number of Primero Shares, and SpinCo shall issue the necessary number of SpinCo Shares, necessary to settle such exercise, and Primero shall promptly pay to SpinCo, on receipt, a portion of the Brigus Warrant exercise price received from each exercising Brigus Warrantholder such that the Brigus Warrant exercise price is divided between Primero and SpinCo as follows:

(a)

Primero shall receive a portion of the exercise price equal to the original exercise price of the Brigus Warrant multiplied by the Fair Market Value of a Class A Share divided by the total of the Fair Market Value of a Class A Share plus the Fair Market Value of one SpinCo Share; and

(b)

SpinCo shall receive a portion of the exercise price equal to the original exercise price of the Brigus Warrant multiplied by the Fair Market Value of a SpinCo Share divided by the total of the Fair Market Value of a Class A Share plus the Fair Market Value of one SpinCo Share.

3.3        Idem

This Article 3 is subject to adjustment in accordance with the terms of the Brigus Warrant Indentures.

ARTICLE 4
RIGHTS OF DISSENT

4.1        Rights of Dissent

Holders of Brigus Shares may exercise dissent rights (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in Section 190 of the CBCA, as modified by the Interim Order and this Section 4.1; provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by Brigus not later than 5:00 p.m. (Toronto time) on the Business Day immediately preceding the date of the Brigus Meeting (as it may be adjourned or postponed from time to time). Dissenting Holders who duly exercise their Dissent Rights shall be deemed to have transferred the Brigus Shares held by them, and in respect of which Dissent Rights have been validly exercised, to Primero, free and clear of all Liens, as provided in Section 2.3 above and if they:

(a)

ultimately are entitled to be paid fair value for such Brigus Shares, will be entitled to be paid the fair value of such Brigus Shares, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Brigus Shares; or

(b)

ultimately are not entitled, for any reason, to be paid fair value for such Brigus Shares, shall be deemed to have participated in the Arrangement on the same basis as a non- dissenting Brigus Shareholder.

4.2	Recognition of Dissenting Holders

(a)

In no circumstances shall Primero, Brigus, SpinCo, or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the holder of those Brigus Shares in respect of which such rights are sought to be exercised.

(b)

For greater certainty, in no case shall Primero, Brigus, SpinCo, or any other Person be required to recognize Dissenting Holders as Brigus Shareholders in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 2.3(c) above, and the names of such Dissenting Holders shall be removed from the registers of Brigus Shareholders in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 2.3(c) occurs. In addition to any other restrictions under Section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (i) Brigus Optionholders, (ii) Brigus Warrantholders, and (iii) Brigus Shareholders who vote or have instructed a proxyholder to vote such Brigus Shares in favour of the Arrangement Resolution (but only in respect of such Brigus Shares).

ARTICLE 5
CERTIFICATES AND PAYMENTS

5.1        Letter of Transmittal

The Depositary will forward to each former registered Brigus Shareholder, at the address of such former Brigus Shareholder as it appears on the former register for the Brigus Shares, a Letter of Transmittal and instructions for obtaining delivery of the certificates or other evidence of ownership representing part of the Consideration and the SpinCo shares that will be transferred to such former Brigus Shareholder pursuant to the Arrangement.

5.2        Class A Shares

Recognizing that the Brigus Shares shall be exchanged partially for Class A Shares pursuant to Section 2.3(f)(ii), Brigus shall not issue share certificates representing the Class A Shares in replacement for outstanding share certificates representing the Brigus Shares and each certificate representing the outstanding Brigus Shares shall, as and from the time such exchange is effective, represent Class A Shares.

5.3        SpinCo Share Certificates

As soon as practicable following the Effective Date, SpinCo shall deliver, or cause to be delivered to the Depositary, certificates representing the SpinCo Shares required to be issued to the registered former Brigus Shareholders in accordance with the provisions Section 2.3(f)(ii) hereof, which certificates shall be held by the Depositary as agent and nominee for such former Brigus Shareholders, for distribution to such former Brigus Shareholders in accordance with the provisions of Section 5.5 hereof.

5.4        Primero Share Certificates and Cash

Primero shall deliver, or arrange to be delivered, to the Depositary certificates representing the Primero Shares required to be issued to registered former Brigus Shareholders, and the amount of cash to which such former Brigus Shareholders are entitled, which certificates and cash shall be held by the Depository, as agent and nominee for such former Brigus Shareholders, for Distribution in accordance with the provisions of Section 5.5 hereof, all in accordance with Section 2.3(g) hereof.

5.5	Payment of Consideration

(a)

Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Brigus Shares, together with such other documents and instruments as would have been required to effect the transfer of the Brigus Shares formerly represented by such certificate under the CBCA and the articles of Brigus and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the Primero Shares, a certificate representing the Spinco Shares and make available for pick up at its offices during normal business hours the requisite cash consideration that such holder is entitled to receive in accordance with Section 2.3(g) hereof. Any such certificate formerly representing Brigus Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former Brigus Shareholder of any kind or nature against or in Brigus, Primero or SpinCo; and on such sixth anniversary, all Primero Shares, SpinCo Shares and cash to which such former Brigus Shareholder was entitled shall be deemed to have been surrendered to Primero or SpinCo, as applicable.

(b)

After the Effective Time and until surrendered for cancellation as contemplated by Section 5.5(a) hereof, each certificate that immediately prior to the Effective Time represented one or more Brigus Shares shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing the Primero Shares, a certificate representing the SpinCo Shares and the cash consideration that the holder of such certificate is entitled to receive in accordance with Section 2.3(g) hereof.

(c)

Any payment made by way of cash by Primero pursuant to the Plan of Arrangement that has not been collected or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the sixth anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive such cash consideration for Brigus Shares pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to Primero for no consideration.

(d)

No holder of Brigus Shares, Brigus Options, Brigus Warrants or Brigus DSUs shall be entitled to receive any consideration with respect to such Brigus Shares, Brigus Options, Brigus Warrants or Brigus DSUs, other than any Consideration to which such holder is entitled to receive in accordance with Section 2.3(g) and this Section 5.5 and, for greater certainty, no such holder with be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends.

5.6	Lost Certificates

In the event any certificate which, immediately prior to the Effective Time, represented one or more outstanding Brigus Shares that were transferred pursuant to Section 2.3(f) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, Primero Shares and SpinCo Shares, and Primero shall make available for pick-up at office of the Depositary the requisite cash required to be paid in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such Primero Shares, SpinCo Shares and cash is to be delivered shall as a condition precedent to the delivery of such Primero Shares, SpinCo Shares and cash, give a bond satisfactory to Primero, SpinCo and the Depositary (acting reasonably) in such sum as Primero and SpinCo may direct, or otherwise indemnify Primero, SpinCo and Brigus in a manner satisfactory to Primero, SpinCo and Brigus, acting reasonably, against any claim that may be made against Primero, SpinCo and Brigus with respect to the certificate alleged to have been lost, stolen or destroyed.

5.7        Withholding Rights

Any of the Parties or the Depositary shall be entitled to deduct and withhold from any amount payable to any Person under the Plan of Arrangement (including, without limitation, any amounts payable pursuant to Section 4.1), such amounts as Primero, Brigus, SpinCo, or the Depositary determines, acting reasonably, are required or permitted to be deducted and withheld with respect to such payment under the Tax Act, the Code or any provision of any other Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such withholding was made, provided that such amounts are actually remitted to the appropriate taxing authority. The Parties and the Depositary shall also have the right to withhold and sell, on their own account or through a broker, and on behalf of any aforementioned Person to whom a withholding obligation applies, or require such Person to irrevocably direct the sale through a broker and irrevocably direct the broker pay the proceeds of such sale to the Parties or the Depositary, as appropriate, such number of Primero Shares or SpinCo Shares issued or issuable to such Person pursuant to the Arrangement Agreement as is necessary to produce sale proceeds (after deducting commissions payable to the broker and other costs and expenses) sufficient to fund any withholding obligations. None of the Parties or the Depository will be liable for any loss arising out of any sale.

5.8        No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

5.9        Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Brigus Shares issued prior to the Effective Time, (b) the rights and obligations of the Brigus Shareholders, Brigus, SpinCo, Primero, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Brigus Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 6
AMENDMENTS

6.1	Amendments to Plan of Arrangement

(a)

The Parties may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Parties, each acting reasonably, (iii) filed with the Court and, if made following the Brigus Meeting, approved by the Court, and (iv) communicated to Brigus Shareholders if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Parties at any time prior to the Brigus Meeting (provided that Primero shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Brigus Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Brigus Meeting shall be effective only if (i) it is consented to in writing by each of the Parties (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Brigus Shareholders voting in the manner directed by the Court.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Primero, provided that it concerns a matter which, in the reasonable opinion of Primero, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former Brigus Shareholder.

ARTICLE 7
FURTHER ASSURANCES

7.1        Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out in this Plan of Arrangement.

SCHEDULE B
ARRANGEMENT RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.

The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) of Brigus Gold Corp., a corporation existing under the laws of Canada (“Brigus”), all as more particularly described and set forth in the Management Proxy Circular (the “Circular”) of Brigus dated z, 2013 accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted.

2.

The arrangement agreement (the “Arrangement Agreement”) between Brigus, Primero, and 8724385 Canada Limited, dated December 16, 2013 and all the transactions contemplated therein, the full text of which is attached as Appendix B to the Circular, the actions of the directors of Brigus in approving the Arrangement and the actions of the directors and officers of Brigus in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved.

3.

The plan of arrangement (the “Plan of Arrangement”) of Brigus implementing the Arrangement, the full text of which is set out in Schedule A to the Arrangement Agreement (as the Plan of Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted.

4.

Notwithstanding that this resolution has been passed (and the Arrangement approved) by the shareholders of Brigus or that the Arrangement has been approved by the Superior Court of Justice (Ontario), the directors of Brigus are hereby authorized and empowered, without further notice to, or approval of, the shareholders of Brigus:

	(a)	to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

	(b)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

5.

Any director or officer of Brigus is hereby authorized and directed for and on behalf of Brigus to execute, whether under corporate seal of Brigus or otherwise, and to deliver articles of arrangement and amalgamation and such other documents as are necessary or desirable to the Director under the CBCA in accordance with the Arrangement Agreement for filing.

6.

Any one or more directors or officers of Brigus is hereby authorized, for and on behalf and in the name of Brigus, to execute and deliver, whether under corporate seal of Brigus or otherwise, all such agreements, forms waivers, notices, certificate, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

B-1

(a)	all actions required to be taken by or on behalf of Brigus, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Brigus;

(c)	such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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SCHEDULE C
PRIMERO RESOLUTION

BE IT RESOLVED THAT:

1.

The issuance of such number of Primero Mining Corp. (“Primero”) common shares as may be required to be issued pursuant to the terms of the arrangement (as the arrangement may be, or may have been, modified or amended in accordance with its terms) (the “Arrangement”) under Section 192 of the Canada Business Corporations Act involving Primero and Brigus Gold Corp., a corporation existing under the laws of the Canada (“Brigus”), as set forth in the arrangement agreement (the “Arrangement Agreement”) among Primero, Brigus and 8724385 Canada Limited, dated December 16, 2013 and all as more particularly described and set forth in the management proxy circular (the “Circular”) of Primero dated z, 2013, accompanying the notice of this meeting), is hereby authorized, approved and adopted.

2.

The issuance of such number of Primero common shares as may be required to be issued pursuant to the exercise of the replacement share purchase options to be issued by Primero pursuant to the terms of the Arrangement, as more particularly described and set forth in the Circular, is hereby authorized, approved and adopted.

3.

The issuance of such number of Primero common shares as may be required to be issued pursuant to the exercise of the Brigus warrants pursuant to the terms of the Arrangement, as more particularly described and set forth in the Circular, is hereby authorized, approved and adopted.

4.

Notwithstanding that this resolution has been passed by the shareholders of Primero, the board of directors of Primero is hereby authorized and empowered, without further notice to, or approval of, the shareholders of Primero:

(a)

to amend the terms of the Arrangement to the extent permitted by the Arrangement Agreement as it may deem appropriate in any manner, other than to increase the number of Primero common shares to be paid under the Arrangement; and

(b)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

5.

Any one or more directors or officers of Primero is hereby authorized, for and on behalf and in the name of Primero, to execute and deliver, whether under corporate seal of Primero or otherwise, all such agreements, forms waivers, notices, certificate, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a)	all actions required to be taken by or on behalf of Primero, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Primero;

C-1

(c)	such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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SCHEDULE D
REPRESENTATIONS AND WARRANTIES OF BRIGUS AND SPINCO

Except as set forth in the correspondingly numbered paragraph of the Brigus Disclosure Letter, each of Brigus and Brigus SpinCo hereby represents and warrants to Primero as follows, and acknowledge and agree that Primero is relying upon such representations and warranties in connection with the entering into of this Agreement:

(1)

Organization and Qualification. Brigus was duly continued and is validly existing and in good standing under the CBCA, and Brigus SpinCo is duly incorporated, validly existing and in good standing under the CBCA, and each has full corporate power and authority to own, lease and operate its assets and conduct its business as now owned, leased, operated and conducted. Brigus is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not, individually or in the aggregate, have a Brigus Material Adverse Effect. True and complete copies of the constating documents of each of Brigus and Brigus SpinCo have been delivered or made available to Primero, and neither Brigus nor Brigus SpinCo has taken any action to amend or supersede such documents.

(2)

Authority Relative to this Agreement. Each of Brigus and Brigus SpinCo has the requisite power and authority to enter into this Agreement, to perform its obligations hereunder and to complete the Arrangement. The execution and delivery of this Agreement by Brigus and Brigus SpinCo and the consummation by each of the transactions contemplated by this Agreement have been duly authorized by the Brigus Board and the directors of Brigus SpinCo, and no other corporate proceedings on the part of either are necessary to authorize this Agreement other than Brigus Shareholder Approval. This Agreement has been duly executed and delivered by Brigus and Brigus SpinCo and constitutes a valid and binding obligation of each, enforceable by Primero against each in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(3)

No Conflict; Required Filings and Consent. The execution and delivery by each of Brigus and Brigus SpinCo of this Agreement and the performance by each of them of their respective covenants hereunder and the completion of the Arrangement will not violate, conflict with or result in a breach of any provision of the constating documents of either or those of any of their Subsidiaries or affiliates, and except as disclosed in the Brigus Disclosure Letter or as would not, individually or in the aggregate, have or reasonably be expected to have a Brigus Material Adverse Effect, will not: (a) violate, conflict with or result in a breach of: (i) any agreement, contract, indenture, deed of trust, mortgage, bond, instrument, Authorization, licence or permit to which Brigus or Brigus SpinCo or any of their respective Subsidiaries or affiliates is a party, or by which either or any of their Subsidiaries or affiliates is bound; or (ii) any Law to which Brigus or Brigus SpinCo or any of their Subsidiaries or affiliates is subject or by which either or any of their Subsidiaries or affiliates is bound; (b) give rise to any right of termination, or the acceleration of any indebtedness, under any such agreement, contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, licence or permit; or (c) give rise to any rights of first refusal or rights of first offer, trigger any change in control or influence provisions or any restriction or limitation under any such agreement, Contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, licence or permit, or result in the imposition of any encumbrance, charge or lien upon any of Brigus’ assets or the assets of any of its Subsidiaries or affiliates. Other than the Interim Order, the Final Order, and the filing of the Certificate of Arrangement and Articles of Arrangement, and the “Key Consents” as disclosed in Schedule 3 of the Brigus Disclosure Letter, no Authorization, consent or approval of, or filing with, any Governmental Entity or other authority is necessary on the part of Brigus or Brigus SpinCo for the consummation by both of their obligations in connection with the Arrangement under this Agreement or for the completion of the Arrangement not to cause or result in any loss of any rights or assets or any interest therein held by Brigus or any of its Subsidiaries or affiliates, except for such Authorizations, consents, approvals and filings as to which the failure to obtain or make would not, individually or in the aggregate, prevent or materially delay consummation of the Arrangement.

(4)	Subsidiaries. The Subsidiaries and affiliates of Brigus are as disclosed in Schedule 4 of the Brigus Disclosure Letter.

Each Subsidiary of Brigus is duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, has full corporate power and authority to own its assets and conduct its business as now owned and conducted by it and is duly qualified to carry on business in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not have a Brigus Material Adverse Effect. Except as disclosed in the Brigus Public Documents, Brigus beneficially owns, directly or indirectly, all of the issued and outstanding securities of each of its Subsidiaries. All of the outstanding shares in the capital of each of the Subsidiaries owned directly or indirectly by Brigus that is a corporation are: (a) validly issued and fully-paid and all such shares are owned free and clear of all Liens of any kind or nature whatsoever; and (b) are free of any other restrictions including any restriction on the right to vote, sell or otherwise dispose of shares. Other than the Subsidiaries and affiliates listed in Schedule 4 of the Brigus Disclosure Letter, neither Brigus nor any of its Subsidiaries own any capital stock, or other equity interests in any Person.

(5)

Regulatory Filings. The Brigus Public Documents have complied in all material respects with Securities Laws. None of the Brigus Public Documents, at the time filed or as subsequently amended, contained any misrepresentation. Brigus has not filed any confidential material change report with any securities authority or Governmental Entity which at the date hereof remains confidential. There are no outstanding or unresolved comments in a comment letter from any securities authority or Governmental Entity with respect to any of Brigus Public Documents and neither Brigus nor any of the Brigus Public Documents is subject to an ongoing audit, review, comment or investigation by any securities authority or Governmental Entity, the TSX or the NYSE MKT.

(6)	Compliance with Laws.

(a)

The operations of Brigus and its Subsidiaries and affiliates have been and are now conducted in compliance with all Laws of each jurisdiction, the Laws of which have been and are now applicable to the operations of Brigus or of any of its Subsidiaries and affiliates, and none of Brigus nor any of its Subsidiaries or affiliates has received any notice of any alleged violation of any such Laws.

(b)

None of Brigus or any of its Subsidiaries or affiliates is in conflict with, or in default (including cross defaults) under or in violation of: (a) its constating documents or, as applicable, equivalent organizational documents; or (b) any agreement or understanding to which it or by which any of the properties or assets in which it has a controlling interest or an option to acquire a controlling interest is bound or affected.

(7)

Company Authorizations. Brigus and its Subsidiaries and affiliates have obtained all Authorizations necessary for the ownership, operation, development, maintenance, or use of the material assets of Brigus or its Subsidiaries and its affiliates (including in respect of the Brigus Mining Properties and the SpinCo Assets) or otherwise in connection with the business or operations of Brigus or its Subsidiaries and affiliates, and such authorizations are in full force and effect. Brigus and its Subsidiaries and affiliates have fully complied with and are in compliance with all Authorizations, except, in each case, for such non-compliance which, individually or in the aggregate, would not have a material and adverse effect. There is no action, investigation or proceeding pending or, to the knowledge of Brigus, threatened regarding any of the Authorizations. Neither Brigus nor any of its Subsidiaries or affiliates has received any notice, whether written or oral, of revocation or non-renewal of any such Authorizations, or of any intention of any Person to revoke or refuse to renew any of such Authorizations, and to the knowledge of Brigus and Brigus SpinCo, all such Authorizations continue to be effective in order for Brigus and its Subsidiaries and affiliates to continue to conduct their respective businesses as they are currently being conducted.

(8)	Capitalization and Listing.

(a)

The authorized share capital of Brigus consists of an unlimited number of Brigus Shares. As at the date of this Agreement there are: (A) 232,124,513 Brigus Shares validly issued and outstanding as fully-paid and non-assessable shares of Brigus; (B) outstanding Brigus Options providing for the issuance of an aggregate of 18,722,179 Brigus Shares upon the exercise thereof; (C) 15,886,317 Brigus Warrants; (D) 1,800,000 Brigus DSUs; and (E) 20,408,163 Brigus Shares issuable upon the conversion of the Brigus Convertible Debentures. Except as disclosed in Schedule 8(a) of the Brigus Disclosure Letter, and other than the Brigus Options, the Brigus Warrants and the Brigus Convertible Debentures, there are no options, warrants, conversion privileges, calls or other rights, agreements, arrangements, commitments, or obligations of Brigus or any of its Subsidiaries or affiliates to issue or sell any shares of Brigus or of any of its Subsidiaries or affiliates or securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire any shares of Brigus or any of its Subsidiaries or affiliates, and there are no outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments of Brigus or any of its Subsidiaries or affiliates, and no Person is entitled to any pre-emptive or other similar right granted by Brigus or any of its Subsidiaries. Mr. Wade Dawe is the registered and beneficial owner of all of the outstanding securities of Brigus SpinCo as of the date hereof.

(b)

Schedule 8(b) to the Brigus Disclosure Letter sets forth, as of the date hereof, the holders of all outstanding Brigus Options and Brigus DSUs and the number, exercise prices and expiration dates of each grant to such holders. All Brigus Shares that may be issued pursuant to the exercise of outstanding Brigus Options and Brigus DSUs will, when issued in accordance with the terms of the Brigus Options and Brigus DSUs, as the case may be, be duly authorized, validly issued, fully-paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights.

(c)

There are no outstanding contractual obligations of Brigus or any of its Subsidiaries or affiliates to repurchase, redeem or otherwise acquire any Brigus Shares or any shares of any of its Subsidiaries or affiliates. No Subsidiary or affiliate of Brigus owns any Brigus Shares.

(d)	No order ceasing or suspending trading in securities of Brigus nor prohibiting the sale of such securities has been issued and is outstanding against Brigus or its directors, officers or promoters.

(9)

Shareholder and Similar Agreements. Brigus is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of Brigus or any of its Subsidiaries or affiliates.

(10)	Financial Statements.

(a)

The audited consolidated financial statements for Brigus as at and for each of the fiscal years ended on December 31, 2012 and December 31, 2011 including the notes thereto and the reports by Brigus’ auditors thereon have been, and all financial statements of Brigus which are publicly disseminated by Brigus in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with IFRS applied on a basis consistent with prior periods and all applicable Laws and present fairly, in all material respects, the financial position and results of operations of Brigus and its Subsidiaries as of the respective dates thereof and their financial performance and their cash flows for the respective periods covered thereby (except as may be indicated expressly in the notes thereto). There are no outstanding loans made by Brigus or any of its Subsidiaries to any executive officer or director of Brigus.

(b)

Neither Brigus nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among Brigus or any of its Subsidiaries and affiliates, on the one hand, and any unconsolidated affiliate, including any structure finance, special purpose or limited purpose entity or Person, on the other hand) where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Brigus or any of its Subsidiaries and affiliates, in the published financial statements of Brigus or the Brigus Public Documents.

(c)

Since December 31, 2012, neither Brigus nor any of its Subsidiaries nor, to Brigus’ knowledge, any director, officer, employee, auditor, accountant or representative of Brigus or any of its Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Brigus or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that Brigus or any of its Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Brigus Board.

(11)

Undisclosed Liabilities. Except as disclosed in Schedule 11 of the Brigus Disclosure Letter, neither Brigus nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for: (a) liabilities and obligations that are specifically presented on the audited balance sheet of Brigus as of December 31, 2012 (the “Brigus Balance Sheet”) or disclosed in the notes thereto; or (b) liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2012, that are not and would not, individually or in the aggregate with all other liabilities and obligations of Brigus and its Subsidiaries (other than those disclosed on the Brigus Balance Sheet and/or in the notes to the Brigus financial statements), reasonably be expected to be material and adverse, or, as a consequence of the consummation of the Arrangement, have a Brigus Material Adverse Effect. Without limiting the foregoing, the Brigus Balance Sheet reflects provisions in accordance with IFRS, specifically International Accounting Standard 37 relating to contingent liabilities for pending litigation and other contingent obligations of Brigus and its Subsidiaries, which represent the best estimate of the expenditure required to settle the present obligation at the end of the reporting period.

(12)	SpinCo Liabilities. A complete and accurate list of the SpinCo Liabilities known to Brigus at the date of this Agreement is set out in Schedule 12 of the Brigus Disclosure Letter.

(13)	Mineral Rights.

(a)

All of Brigus’ and its Subsidiaries’ and affiliates material real property (collectively, the “Property”) and all of Brigus’ and its Subsidiaries’ and affiliates mineral interests and rights (including any material claims, concessions, exploration licences, exploitation licences, prospecting permits, mining leases and mining rights, in each case, either existing under contract, by operation of Law or otherwise) (collectively, and where material, the “Mineral Rights”), are set out in Schedule 13(a) of the Brigus Disclosure Letter. Other than the Mineral Rights set out in Schedule 13(a) of the Brigus Disclosure Letter, neither Brigus nor its Subsidiaries or affiliates, owns or has any interest in any material real property or any material mineral interests and rights.

(b)

Except as set forth in the Brigus Public Documents, Brigus or one of its Subsidiaries or affiliates is the sole legal and beneficial owner of all right, title and interest in and to the Property and the Mineral Rights, free and clear of any Encumbrances other than Permitted Encumbrances.

	(c)	All of the Mineral Rights have been properly located and recorded in compliance with applicable Law and are comprised of valid and subsisting mineral claims.

(d)

The Property and the Mineral Rights are in good standing under applicable Law and, to the knowledge of Brigus, all work required to be performed and filed in respect thereof has been performed and filed, all Taxes, rentals, fees, expenditures and other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made.

	(e)	There is no material adverse claim against or challenge to the title to or ownership of the Property or any of the Mineral Rights.

	(f)	Brigus or a Subsidiary or affiliate has the exclusive right to deal with the Property and all of the Mineral Rights.

(g)

Other than as set out in Schedule 13(g) of the Brigus Disclosure Letter, no Person other than Brigus and its Subsidiaries or affiliates has any interest in the Property or any of the Mineral Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest.

(h)

Other than as set out in Schedule 13(h) of the Brigus Disclosure Letter, there are no back- in rights, earn-in rights, rights of first refusal or similar provisions or rights which would affect Brigus’ or a Subsidiary or affiliate’s interest in the Property or any of the Mineral Rights.

(i)

There are no material restrictions on the ability of Brigus and its Subsidiaries and affiliates to use, transfer or exploit the Property or any of the Mineral Rights, except pursuant to the applicable Law.

(j)

Neither Brigus nor any of its Subsidiaries or affiliates has received any notice, whether written or oral, from any Governmental Entity of any revocation or intention to revoke any interest of Brigus or a Subsidiary or affiliate in the Property or any of the Mineral Rights.

(k)

Brigus and its Subsidiaries and affiliates have all surface rights, including fee simple estates, leases, easements, rights of way and permits or licences from landowners or Governmental Entities permitting the use of land by Brigus and its Subsidiaries and affiliates, and mineral interests that are required to exploit, develop or explore the Property and the Mineral Rights as currently carried on, and no third party or group holds any such rights that would be required by Brigus to explore, develop or exploit the Property or any of the Mineral Rights.

(14)

Mineral Reserves and Resources. The mineral reserves and mineral resources for the Properties and the Mineral Rights were prepared in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and in all material respects in accordance with all applicable Laws, including the requirements of NI 43-101. There has been no material reduction in the aggregate amount of estimated mineral resources or mineral reserves, of Brigus and its Subsidiaries, taken as a whole, from the amounts set forth in the Brigus Public Documents. All information regarding the Property and the Mineral Rights, including all drill results, technical reports and studies, that are required to be disclosed at Law, have been disclosed in the Brigus Public Documents on or before the date hereof.

(15)	Operational Matters. Except as would not, individually or in the aggregate, be reasonably expected to be material and adverse:

(a)

all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of Brigus and its Subsidiaries and affiliates, have been: (A) duly paid; (B) duly performed; or (C) provided for prior to the date hereof; and

(b)

all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which Brigus or any of its Subsidiaries and affiliates is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business.

(16)	Employment Matters.

(a)

Other than as disclosed in Schedule 16(a) of the Brigus Disclosure Letter, neither Brigus nor any of its Subsidiaries or affiliates has entered into any written or oral agreement or understanding providing for severance or termination payments to any director, officer or employee in connection with the termination of their position or their employment as a direct result of a change in control of Brigus (including as a result of the Arrangement). Schedule 16(a) of the Brigus Disclosure Letter sets out all of the change of control awards due to Employees of Brigus and its Subsidiaries.

(b)

Neither Brigus nor any of its Subsidiaries or affiliates (i) is a party to any collective bargaining agreement, or (ii) is subject to any application for certification or, to the knowledge of Brigus, threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement. To the knowledge of Brigus, no fact or event exists that is likely to give rise to a change in this representation on or before the Effective Date.

(c)

Other than as disclosed in Schedule 16(c) of the Brigus Disclosure Letter, neither Brigus nor any of its Subsidiaries or affiliates is subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of Brigus, threatened, or any litigation actual, or to the knowledge of Brigus, threatened, relating to employment or termination of employment of employees or independent contractors,. No labour strike, lock-out, slowdown or work stoppage is pending or threatened against or directly affecting Brigus.

(d)

Brigus and its Subsidiaries have complied in all material respects with the terms of the Brigus Benefit Plans and there are no outstanding defaults or violations thereunder by Brigus or any of its Subsidiaries that would result in or give rise to any material liability to Brigus or any of its Subsidiaries, nor any such default or violation by any other party to any Brigus Benefit Plan.

(e)

All amounts due or accrued due for all salary, wages, bonuses, vacation with pay, workers compensation and other benefits under the Brigus Benefit Plans for the period up to November 30, 2013 have either been paid or are accurately reflected in Brigus’ financial books and records in all material respects.

(f)

Current and complete copies of all written Brigus Benefit Plans have been provided or made available to Primero. None of the Brigus Benefit Plans provide for retiree benefits or for benefits to retired employees or to the beneficiaries or dependants of retired employees.

(g)

Neither the execution of this Agreement nor the consummation of the Arrangement and the other transactions contemplated in this Agreement will, except as disclosed in Schedules 16(g)(i) and Schedule 16(g)(iii) of the Brigus Disclosure Letter,

(i)

result in any payment (including, without limitation, bonus, golden parachute, retirement, severance, retiring allowance or similar payment, or any other benefit or enhanced benefit) becoming due or payable to any current or former Brigus employee;

(ii)

increase the rate of wages, salaries, commissions, bonuses, incentive compensation or other remuneration, severance entitlements, or benefits otherwise payable to any current or former Brigus employee; or

(iii)	result in the acceleration of the time of payment or vesting of any benefits or entitlements otherwise available pursuant to any Brigus Benefit Plan.

(h)

Other than as disclosed in Schedule 16(h) of the Brigus Disclosure Letter, neither Brigus nor any of its Subsidiaries currently sponsors, maintains, contributes to or has any liability under, nor has ever sponsored, maintained, contributed to or incurred any liability under a “registered pension plan” or a “retirement compensation arrangement”, each as defined under the Tax Act, a “pension plan” as defined under applicable pension benefits standards legislation, or any other plan organized and administered to provide pensions for Brigus employees or former Brigus employees.

(i)

Schedule 16(i) of the Brigus Disclosure Letter contains a correct and complete list of each Brigus employee employed by Brigus or any of its Subsidiaries whether actively at work or not, showing without names or employee numbers their job titles, salaries, wage rates, hire dates, status of Brigus employees (i.e. full-time, part-time or temporary) and whether they are subject to a written employment agreement. True and complete copies of all written employment agreements have been provided or made available to Primero. Schedule 16(i) of the Brigus Disclosure Letter contains for each Brigus employee employed by Brigus or any of its Subsidiaries their annual vacation entitlement in days (or a reference to the vacation policy of Brigus and its Subsidiaries applicable to such Brigus employee) and their accrued and unused vacation days as of the date referenced therein. In addition, Brigus has provided to Primero true and complete copies of all written agreements between Brigus or any of its Subsidiaries and each independent contractor or consultant.

(j)

Other than as set out in Schedule 16(j) of the Brigus Disclosure Letter, Brigus is in material compliance with all terms and conditions of employment and all Laws respecting employment, including pay equity, wages, hours of work, overtime, human rights and occupational health and safety, workers compensation and neither Brigus nor any of its Subsidiaries is subject to any outstanding grievance, complaint, investigation, orders under such Laws, claim for wrongful dismissal, constructive dismissal, unfair labour practice or any other claim or litigation, or threatened claim or litigation, relating to employment or termination of employment or relationships of Brigus employees or independent contractors and there is no basis for such claim. No event has occurred that, with the notice or lapse of time or both, would constitute a material breach, violation or default of such terms and conditions of employment and Laws by Brigus or any of its Subsidiaries.

(k)	Neither Brigus nor any of its Subsidiaries has made a commitment to improve or otherwise amend any Brigus Benefit Plan.

(17)	Absence of Certain Changes or Events. Since December 31, 2012:

	(a)	Brigus and its Subsidiaries and affiliates have conducted their respective businesses only in the ordinary course of business and consistent with past practice;

(b)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had or is reasonably likely to have a Brigus Material Adverse Effect has been incurred;

(c)	there has not been any event, circumstance or occurrence which has had or is reasonably likely to give rise to a Brigus Material Adverse Effect;

(d)	there has not been any change in the accounting practices used by Brigus and its Subsidiaries, except as disclosed in the Brigus Public Documents;

(e)

there has not been any increase in the salary, bonus, or other remuneration payable to any non-executive employees of any of Brigus or its Subsidiaries or affiliates, except for adjustments in the ordinary course of business;

(f)

there has not been any redemption, repurchase or other acquisition of Brigus Shares by Brigus, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to the Brigus Shares;

(g)

there has not been a material change in the level of accounts receivable or payable, inventories or employees, other than those changes in the ordinary course of business consistent with past practice;

(h)	there has not been any entering into, or an amendment of, any material Contract other than in the ordinary course of business consistent with past practice;

(i)

there has not been any satisfaction or settlement of any material claims or material liabilities that were not reflected in Brigus’ audited financial statements, other than the settlement of claims or liabilities incurred in the ordinary course of business consistent with past practice; and

(j)

except for ordinary course adjustments, there has not been any increase in the salary, bonus, or other remuneration payable to any officers or senior or executive officers of Brigus or its Subsidiaries or affiliates.

(18)

Litigation. Except as disclosed in Schedule 18 of the Brigus Disclosure Letter, there is no claim, action, proceeding or investigation pending or, to the knowledge of Brigus, threatened against or relating to Brigus or any of its Subsidiaries or affiliates, the business of Brigus or any of its Subsidiaries affiliates, or affecting any of their properties or assets, before or by any Governmental Entity which, if adversely determined, would have, or reasonably could be expected to have, a Brigus Material Adverse Effect or prevent or materially delay the consummation of the Arrangement, nor to the knowledge of Brigus are there any events or circumstances which could reasonably be expected to give rise to any such claim, action, proceeding or investigation (provided that this representation shall not apply to claims, actions, proceedings, or investigations which may arise after the date of this Agreement which do not have a reasonable prospect of succeeding or, if successful, would not give rise to, nor reasonably be expected to give rise to, a Brigus Material Adverse Effect). Neither Brigus nor any of its Subsidiaries is subject to any outstanding order, writ, injunction or decree which has had or is reasonably likely to have a Brigus Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement.

(19)	Tax.

(a)

Brigus and each of its Subsidiaries and affiliates has duly and timely filed all Tax Returns required to be filed by them for periods prior to the date hereof and all such Tax Returns are complete and accurate in all material respects.

(b)

Brigus and each of its Subsidiaries and affiliates has paid on a timely basis all Taxes which are due and payable, all assessments and reassessments, and all other Taxes due and payable by them on or before the date hereof, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published consolidated financial statements of Brigus. Brigus and its Subsidiaries and affiliates have provided adequate accruals in accordance with IFRS in the most recently published consolidated financial statements of Brigus for any Taxes of Brigus and each of its Subsidiaries and affiliates for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business.

(c)

No material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of Brigus or any of its Subsidiaries or affiliates, and neither Brigus nor any of its Subsidiaries or affiliates is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of Brigus, threatened against Brigus or any of its Subsidiaries or affiliates or any of their respective assets.

(d)

No claim has been made by any Governmental Entity in a jurisdiction where Brigus or any of its Subsidiaries or affiliates does not file Tax Returns that Brigus or any of its Subsidiaries or affiliates is or may be subject to Tax by that jurisdiction.

	(e)	There are no Liens (other than Permitted Encumbrances) with respect to Taxes upon any of the assets of Brigus or any of its Subsidiaries or affiliates.

(f)

Brigus and each of its Subsidiaries and affiliates has withheld or collected all amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.

(g)

There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of Taxes due from Brigus or any of its Subsidiaries or affiliates for any taxable period and no request for any such waiver or extension is currently pending.

(h)

Brigus and each of its Subsidiaries and affiliates has made available to Primero true and complete copies of all Tax Returns, examination reports and statements of deficiencies for taxable periods, or transactions consummated, for which the applicable statutory periods of limitations have not expired.

(i)

Neither Brigus nor any of its Subsidiaries or affiliates has ever directly or indirectly transferred any property to or supplied any services to or acquired any property or services from a Person with whom it was not dealing at arm's length (for the purposes of the Tax Act) for consideration other than consideration equal to the fair market value of the property or services at the time of the transfer, supply or acquisition of the property or services.

(j)

There are no circumstances existing which could result in the application of Section 78 or Sections 80 to 80.04 of the Tax Act, or any equivalent provision under provincial or foreign Law, to Brigus or any of its Subsidiaries or affiliates. None of Brigus nor any of its Subsidiaries or affiliates has made, prepared and/or filed any elections, designations or similar filings relating to Taxes or entered into any agreement or other arrangement in respect of Taxes or Tax Returns that has effect for any period ending after the Effective Date.

(k)

Each of Brigus and Brigus SpinCo and Brigus Gold ULC, 7153945 Canada Inc., and Linear Gold Holdings Corp. is not a non-resident of Canada within the meaning of the Tax Act. Each of Brigus’ Subsidiaries (other than Brigus SpinCo, Brigus Gold ULC, 7153945 Canada Inc., and Linear Gold Holdings Corp.) is a non-resident of Canada within the meaning of the Tax Act.

(20)

Books and Records. The corporate records and minute books of Brigus and its Subsidiaries and affiliates have been maintained in accordance with all applicable Laws, and the minute books of Brigus and its Subsidiaries and affiliates provided to Primero are complete and accurate in all material respects. The corporate minute books for Brigus and its Subsidiaries and affiliates contain minutes of all meetings and resolutions of the directors and securityholders held. The financial books and records and accounts of Brigus and its Subsidiaries and affiliates in all material respects: (a) have been maintained in accordance with good business practices and in accordance with IFRS and with the accounting principles generally accepted in the country of domicile of each such entity, on a basis consistent with prior years; (b) in the case of Brigus’ Subsidiaries, during the period of time when owned by Brigus, accurately and fairly reflect the transactions and dispositions of assets of Brigus and its Subsidiaries; and (c) in the case of Brigus’ Subsidiaries, during the period of time when owned by Brigus, accurately and fairly reflect the basis for Brigus’ consolidated financial statements.

(21)	Insurance.

(a)

Brigus has in place reasonable and prudent insurance policies appropriate for its size, nature and stage of development. All premiums payable prior to the date hereof under such policies of insurance have been paid and neither Brigus nor any of its Subsidiaries or affiliates has failed to make a claim thereunder on a timely basis.

(b)

Each of such policies and other forms of insurance is in full force and effect on the date hereof and Brigus will use reasonable commercial efforts to keep them in full force and effect or renew them as appropriate through the Effective Date. No written (or to the knowledge of Brigus other) notice of cancellation or termination has been received by Brigus or any of its Subsidiaries or affiliates with respect to any such policy.

(22)

Non-Arm’s Length Transactions. Except for the transactions contemplated in the Agreement and employment or employment compensation agreements entered into in the ordinary course of business or as disclosed in the Brigus Public Documents, there are no current contracts, commitments, agreements, arrangements or other transactions (including relating to indebtedness by Brigus or any of its Subsidiaries) between Brigus or any of its Subsidiaries and its affiliates on the one hand, and any (a) officer or director of Brigus or any of its Subsidiaries and its affiliates, (b) any holder of record or, to the knowledge of Brigus, beneficial owner of five percent or more of the voting securities of Brigus, or (c) any affiliate or associate of any officer, director or beneficial owner, on the other hand.

(23)	Environmental. Except for any matters that, individually or in the aggregate, would not have or would not reasonably be expected to have a Brigus Material Adverse Effect:

(a)	the facilities and operations operated by Brigus (and Brigus’ Subsidiaries and affiliates) have been conducted, and are now, in compliance with all Environmental Laws;

(b)

Brigus and its Subsidiaries and affiliates are in possession of, and in compliance with, all Environmental Permits that are required to own, lease and operate the Property and Mineral Rights and to conduct their respective business as they are now being conducted;

(c)

no environmental, reclamation or closure obligation, demand, notice, work order or other liabilities presently exist, other than in the ordinary course of business, with respect to any portion of any currently or formerly owned, leased, used or otherwise controlled property, interests and rights or relating to the operations and business of Brigus and its Subsidiaries and affiliates and, to the knowledge of Brigus, there is no basis for any such obligations, demands, notices, work orders or liabilities to arise in the future as a result of any activity in respect of such property, interests, rights, operations and business, other than in the ordinary course of business;

(d)

neither Brigus nor any of its Subsidiaries or affiliates is subject to any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction or expenditures;

(e)

to the knowledge of Brigus and its affiliates, there are no changes in the status, terms or conditions of any Environmental Permits held by Brigus or any of its Subsidiaries or affiliates or any renewal, modification, revocation, reassurance, alteration, transfer or amendment of any such environmental approvals, consents, waivers, permits, orders and exemptions, or any review by, or approval of, any Governmental Entity of such environmental approvals, consents, waivers, permits, orders and exemptions that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein or the continuation of the business of Brigus or any of its Subsidiaries or affiliates following the Effective Date;

(f)

Brigus and its Subsidiaries and affiliates have made available to Primero all material audits, assessments, investigation reports, studies, plans, regulatory correspondence and similar information with respect to environmental matters; and

(g)

To the knowledge of Brigus and its affiliates, Brigus and its Subsidiaries and affiliates are not subject to any past or present fact, condition or circumstance that could reasonably be expected to result in material liability under any Environmental Laws.

(24)

Restrictions on Business Activities. Other than as set out in Schedule 24 of the Brigus Disclosure Letter, there is no agreement, judgment, injunction, order or decree binding upon Brigus or any of its Subsidiaries or affiliates that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of Brigus or any of its Subsidiaries or affiliates, any acquisition of property by Brigus or any of its Subsidiaries or affiliates, or the conduct of business by Brigus or any of its Subsidiaries or affiliates, as currently conducted (including following the transactions contemplated by this Agreement).

(25)

Material Contracts. Brigus and its Subsidiaries and affiliates have performed in all material respects all respective obligations required to be performed by them to date under the material Contracts. Neither Brigus nor any of its Subsidiaries or affiliates is in breach or default under any material Contract to which it is a party or bound, nor does Brigus have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, except in each case where any such breaches or defaults would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Brigus Material Adverse Effect. Neither Brigus nor any of its Subsidiaries or affiliates knows of, or has received written notice of, any breach or default under (nor, to the knowledge of Brigus, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any such material Contract by any other party thereto except where any such violation or default would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Brigus Material Adverse Effect. Prior to the date hereof, Brigus has made available to Primero true and complete copies of all of the material Contracts. All material Contracts are legal, valid, binding and in full force and effect and are enforceable by Brigus (or its Subsidiary or affiliate, as the case may be) in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity) and are the product of fair and arms’ length negotiations between the parties thereto.

(26)

Brokers. Except for the fees to be paid to Cormark Securities Inc. and Primary Capital Inc. pursuant to their engagement letters with Brigus, true and complete copies of which have been delivered to Primero, none of Brigus, any of its Subsidiaries or affiliates, or any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement.

(27)

No Cease Trade Orders. No securities authority or Governmental Entity or any similar regulatory authority in any jurisdiction has issued any order which is currently outstanding preventing or suspending trading in any securities of Brigus, no such proceeding is pending, contemplated or threatened.

(28)

Reporting Issuer Status. As of the date hereof, Brigus is a reporting issuer not in default (or the equivalent) under the Canadian Securities Laws of each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland.

(29)

Stock Exchange Compliance. The Brigus Shares are listed and posted for trading on the TSX and the NYSE MKT and Brigus is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSX and NYSE MKT.

(30)

Approvals and Recommendation. The Brigus Board has received a fairness opinion in respect of the Arrangement, and has unanimously, after receiving legal and financial advice, determined that the Arrangement is in the best interests of Brigus and recommends that Brigus Shareholders vote in favour of the Arrangement Resolution.

(31)

Independent Directors; Special Committee. Prior to entering into this Agreement, the Brigus Board formed a Special Committee, each member of which is an “independent director” as defined in MI 61-101. The Special Committee engaged an independent financial advisor to deliver a fairness opinion to the Special Committee as to the fairness, from a financial point of view, to the Brigus Shareholders (other than Primero) of the Arrangement. The financial advisor has delivered such fairness opinion to the Special Committee. Based on the information available to them as of the date hereof, the Special Committee has recommended that the Brigus Board approve this Agreement and the completion of the Arrangement.

(32)

Money Laundering Laws. The operations of Brigus are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental authority (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court of governmental authority or any arbitrator non-governmental authority involving Brigus with respect to the Money Laundering Laws is pending or threatened.

(33)

Confidentiality Agreements. All agreements entered into by Brigus or any of its Subsidiaries with Persons regarding the confidentiality of information provided to such Person or reviewed by such Persons with respect to any transaction in the nature described in the definition of Acquisition Proposal, each contain customary provisions, including standstill provisions.

(34)

Anti-Corruption. To the knowledge of Brigus, neither Brigus nor any of its Subsidiaries or affiliates, directly or through their respective directors, executives, officers or employees has: (i) used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal; (ii) used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees; (iii) violated or is violating any provision of the United States Foreign Corrupt Practices Act of 1977, the Corruption of Foreign Public Officials Act (Canada) or any applicable Law of similar effect; (iv) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties; or (v) made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

(35)

Relationships with Customers, Suppliers, Distributors and Sales Representatives. Brigus has not received any written (or to the knowledge of Brigus, other) notice that any customer, supplier, distributor or sales representative intends to cancel, terminate or otherwise modify or not renew its relationship with Brigus or any Subsidiary, and, to the knowledge of Brigus, no such action has been threatened, which, in either case, individually or in the aggregate, would reasonably be expected to have a Brigus Material Adverse Effect.

(36)

No Expropriation. No property or asset of Brigus or any of its Subsidiaries (including any Property or Mineral Rights) has been taken or expropriated by any Governmental Entity nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of Brigus, is there any intent or proposal to give any such notice or to commence any such proceeding.

(37)

NGOs and Community Groups. No material dispute between Brigus or any of its Subsidiaries and any non-governmental organization, community, or community group exists or, to the best of Brigus’ knowledge, is threatened or imminent with respect to any of Brigus’ or any of its Subsidiaries’ properties or exploration activities.

(38)

Arrangements with Securityholders of Primero. Other than the Brigus Voting Agreements and this Agreement, Brigus does not have any agreement, arrangement or understanding (whether written or oral) with respect to Primero or any of its securities, businesses or operations with any shareholder of Primero, any interested party of Primero or any related party of any interested party of Primero, or any joint actor with any such persons (and for this purpose, the terms “interested party”, “related party” and “joint actor” shall have the meaning ascribed to such terms in MI 61-101).

SCHEDULE E
REPRESENTATIONS AND WARRANTIES OF PRIMERO

Except as set forth in the correspondingly numbered paragraph of the Primero Disclosure Letter, Primero hereby represents and warrants to Brigus as follows, and acknowledges and agrees that each of Brigus and SpinCo is relying upon such representations and warranties in connection with the entering into of this Agreement:

(1)

Organization and Qualification. Primero was duly continued and is validly existing and in good standing under the Business Corporations Act (British Columbia), and has full corporate power and authority to own, lease and operate its assets and conduct its business as now owned, leased, operated and conducted. Primero is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not, individually or in the aggregate, have a Primero Material Adverse Effect. True and complete copies of the constating documents of Primero have been delivered or made available to Brigus, and Primero has not taken any action to amend or supersede such documents.

(2)

Authority Relative to this Agreement. Primero has the requisite power and authority to enter into this Agreement, to perform its obligations hereunder and to complete the Arrangement. The execution and delivery of this Agreement by Primero and the consummation by each of the transactions contemplated by this Agreement have been duly authorized by the Primero Board, and no other corporate proceedings on the part of either are necessary to authorize this Agreement other than Primero Shareholder Approval. This Agreement has been duly executed and delivered by Primero and constitutes a valid and binding obligation of Primero, enforceable by Brigus and Brigus SpinCo against it in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(3)

No Conflict; Required Filings and Consent. The execution and delivery by Primero of this Agreement and the performance of its covenants hereunder and the completion of the Arrangement will not violate, conflict with or result in a breach of any provision of the constating documents of either or those of any of its Subsidiaries or affiliates, and except as disclosed in the Primero Disclosure Letter or as would not, individually or in the aggregate, have or reasonably be expected to have a Primero Material Adverse Effect, will not: (a) violate, conflict with or result in a breach of: (i) any agreement, contract, indenture, deed of trust, mortgage, bond, instrument, Authorization, licence or permit to which Primero or Primero SubCo or any of their respective Subsidiaries or affiliates is a party, or by which either or any of their Subsidiaries or affiliates is bound; or (ii) any Law to which Primero or any of its Subsidiaries or affiliates is subject or by which either or any of its Subsidiaries or affiliates is bound; (b) give rise to any right of termination, or the acceleration of any indebtedness, under any such agreement, contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, licence or permit; or (c) give rise to any rights of first refusal or rights of first offer, trigger any change in control or influence provisions or any restriction or limitation under any such agreement, Contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, licence or permit, or result in the imposition of any encumbrance, charge or lien upon any of Primero’s assets or the assets of any of its Subsidiaries or affiliates. Other than the Interim Order, the Final Order, and the filing of the Certificate of Arrangement and Articles of Arrangement, and the approval of the TSX and NYSE, no Authorization, consent or approval of, or filing with, any Governmental Entity or other authority is necessary on the part of Primero for the consummation of its obligations in connection with the Arrangement under this Agreement or for the completion of the Arrangement not to cause or result in any loss of any rights or assets or any interest therein held by Primero or any of its Subsidiaries or affiliates, except for such Authorizations, consents, approvals and filings as to which the failure to obtain or make would not, individually or in the aggregate, prevent or materially delay consummation of the Arrangement.

(4)	Subsidiaries. The Subsidiaries and affiliates of Primero are as disclosed in Schedule 4 of the Primero Disclosure Letter.

Each Subsidiary of Primero is duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, has full corporate power and authority to own its assets and conduct its business as now owned and conducted by it and is duly qualified to carry on business in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not have a Primero Material Adverse Effect. Except as disclosed in the Primero Public Documents, Primero beneficially owns, directly or indirectly, all of the issued and outstanding securities of each of its Subsidiaries. All of the outstanding shares in the capital of each of the Subsidiaries owned directly or indirectly by Primero that is a corporation are: (a) validly issued and fully-paid and all such shares are owned free and clear of all Liens of any kind or nature whatsoever; and (b) are free of any other restrictions including any restriction on the right to vote, sell or otherwise dispose of shares. Primero does not have any material interests other as disclosed in the Primero Public Documents.

(5)

Regulatory Filings. The Primero Public Documents have complied in all material respects with Securities Laws. Except as disclosed in Schedule 5 of the Primero Disclosure Letter, none of the Primero Public Documents, at the time filed or as subsequently amended, contained any misrepresentation. Primero has not filed any confidential material change report with any Governmental Entity which at the date hereof remains confidential. Except as disclosed in Schedule 5 of the Primero Disclosure Letter, there are no outstanding or unresolved comments in a comment letter from any securities authority or Governmental Entity with respect to any of Primero Public Documents and neither Primero nor any of the Primero Public Documents is subject to an ongoing audit, review, comment or investigation by any securities authority or Governmental Entity, the TSX or the NYSE.

(6)	Compliance with Laws.

(a)

Except as set out in Schedule 6(a), the operations of Primero and its Subsidiaries and affiliates have been and are now conducted in compliance with all Laws of each jurisdiction, the Laws of which have been and are now applicable to the operations of Primero or of any of its Subsidiaries and affiliates, and none of Primero nor any of its Subsidiaries or affiliates has received any notice of any alleged violation of any such Laws.

(b)

None of Primero or any of its Subsidiaries or affiliates is in conflict with, or in default (including cross defaults) under or in violation of: (a) its constating documents or, as applicable, equivalent organizational documents; or (b) any agreement or understanding to which it or by which any of the properties or assets in which it has a controlling interest or an option to acquire a controlling interest is bound or affected.

(7)

Company Authorizations. Primero and its Subsidiaries and affiliates have obtained all Authorizations necessary for the ownership, operation, development, maintenance, or use of the material assets of Primero or its Subsidiaries and its affiliates or otherwise in connection with the business or operations of Primero or its Subsidiaries and affiliates, and such authorizations are in full force and effect. Primero and its Subsidiaries and affiliates have fully complied with and are in compliance with all Authorizations, except, in each case, for such non-compliance which, individually or in the aggregate, would not have a material and adverse effect. There is no action, investigation or proceeding pending or, to the knowledge of Primero, threatened regarding any of the Authorizations. Neither Primero nor any of its Subsidiaries or affiliates has received any notice, whether written or oral, of revocation or non-renewal of any such Authorizations, or of any intention of any Person to revoke or refuse to renew any of such Authorizations, and to the knowledge of Primero, all such Authorizations continue to be effective in order for Primero and its Subsidiaries and affiliates to continue to conduct their respective businesses as they are currently being conducted.

(8)	Capitalization and Listing.

(a)

The authorized share capital of Primero consists of an unlimited number of Primero Shares and an unlimited number of preferred shares. Schedule 8(a) sets out the current share of Primero. Other than the securities listed on Schedule 8(a), there are no options, warrants, conversion privileges, calls or other rights, shareholder rights plans, agreements, arrangements, commitments, or obligations of Primero or any of its Subsidiaries or affiliates to issue or sell any shares of Primero or of any of its Subsidiaries or affiliates or securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire any shares of Primero or any of its Subsidiaries or affiliates, and there are no outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments of Primero or any of its Subsidiaries or affiliates, and no Person is entitled to any pre-emptive or other similar right granted by Primero or any of its Subsidiaries;

(b)

All Primero Shares that may be issued pursuant to the exercise of outstanding Primero Options will, when issued in accord with the terms of such securities, be duly authorized, validly issued, fully-paid and non-assessable, and are not and will not be subject to or issued in violation of, any pre-emptive rights.

(c)

There are no outstanding contractual obligations of Primero or any of its Subsidiaries or affiliates to repurchase, redeem or otherwise acquire any Primero Shares or any shares of any of its Subsidiaries or affiliates. No Subsidiary or affiliate of Primero owns any Primero Shares.

	(d)	No order ceasing or suspending trading in securities of Primero nor prohibiting the sale of such securities has been issued and is outstanding against Primero or its directors, officers or promoters.

(e)

The Primero Shares to be issued in exchange for Class A Shares pursuant to the Arrangement will, upon issue, be issued as fully paid and non-assessable shares in the capital of Primero and the Primero Shares issuable upon exercise of the Replacement Options and the Brigus Warrants after the Effective Time will be issued as fully paid and non-assessable shares in the capital of Primero on payment of the purchase price therefor.

(9)

Shareholder and Similar Agreements. Primero is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of Primero or any of its Subsidiaries or affiliates.

(10)	Financial Statements.

(a)

The audited consolidated financial statements for Primero as at and for each of the fiscal years ended on December 31, 2012 and December 31, 2011 including the notes thereto and the reports by Primero’s auditors thereon have been, and all financial statements of Primero which are publicly disseminated by Primero in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with IFRS applied on a basis consistent with prior periods and all applicable Laws and present fairly, in all material respects, the financial position of Primero and its Subsidiaries as of the respective dates thereof and their financial performance and their cash flows for the respective periods covered thereby (except as may be indicated expressly in the notes thereto). There are no outstanding loans made by Primero or any of its Subsidiaries to any executive officer or director of Primero.

(b)

Neither Primero nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among Primero or any of its Subsidiaries and affiliates, on the one hand, and any unconsolidated affiliate, including any structure finance, special purpose of limited purpose entity or Person, on the other hand) where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Primero or any of its Subsidiaries and affiliates, in the published financial statements of Primero or the Primero Public Documents.

(c)

Since December 31, 2012, neither Primero nor any of its Subsidiaries nor, to Primero’s knowledge, any director, officer, employee, auditor, accountant or representative of Primero or any of its Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Primero or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that Primero or any of its Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Primero Board.

(11)

Undisclosed Liabilities. Neither Primero nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for: (a) liabilities and obligations that are specifically presented on the audited balance sheet of Primero as of December 31, 2012 (the “Primero Balance Sheet”) or disclosed in the notes thereto; or (b) liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2012, that are not and would not, individually or in the aggregate with all other liabilities and obligations of Primero and its Subsidiaries (other than those disclosed on the Primero Balance Sheet and/or in the notes to the Primero financial statements), reasonably be expected to be material and adverse, or, as a consequence of the consummation of the Arrangement, have a Primero Material Adverse Effect. Without limiting the foregoing, the Primero Balance Sheet reflects reasonable reserves in accordance with IFRS for contingent liabilities relating to pending litigation and other contingent obligations of Primero and its Subsidiaries.

(12)	Mineral Rights.

(a)

All of Primero’s and its Subsidiaries’ and affiliates material real property (collectively, the “Primero Property”) and all of Primero’s and its Subsidiaries’ and affiliates mineral interests and rights (including any material claims, concessions, exploration licences, exploitation licences, prospecting permits, mining leases and mining rights, in each case, either existing under contract, by operation of Law or otherwise) (collectively, and where material, the “Primero Mineral Rights”), are accurately set for the in the Primero Public Documents. Other than the Primero Properties and the Primero Mineral Rights set out in the Primero Public Documents, neither Primero nor its Subsidiaries and affiliates, owns or has any interest in any material real property or any material mineral interests and rights.

(b)

Except as set forth in the Primero Public Documents, Primero or one of its Subsidiaries or affiliates is the sole legal and beneficial owner of all right, title and interest in the Primero Property and the Primero Mineral Rights, free and clear of any Encumbrances other than Permitted Encumbrances.

(c)

All of the Primero Mineral Rights have been properly located and recorded in compliance with applicable Law and are comprised of valid and subsisting mineral claims, other than a failure to do so which, individually or in the aggregate, would reasonably be expected to have a Primero Material Adverse Effect.

(d)

The Primero Property and the Primero Mineral Rights are in good standing under applicable Law and, to the knowledge of Primero, all work required to be performed and filed in respect thereof has been performed and filed, all Taxes, rentals, fees, expenditures and other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made.

	(e)	Except as set forth in the Primero Public Documents, there is no material adverse claim against or challenge to the title to or ownership the Primero Property or of any of the Primero Mineral Rights.

(f)

Other than as set out in Schedule 12(f) of the Primero Disclosure Letter, Primero or a Subsidiary or affiliate has the exclusive right to deal with the Primero Property and all of the Primero Mineral Rights.

(g)

Other than as set out in the Primero Public Documents, the Primero Disclosure Letter, no Person other than Primero and its Subsidiaries or affiliates has any interest in the Primero Property or any of the Primero Mineral Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest.

(h)

There are no back-in rights, earn-in rights, rights of first refusal or similar provisions or rights which would affect Primero’s or a Subsidiary or affiliate’s interest in the Primero Property any of the Primero Mineral Rights.

(i)

There are no material restrictions on the ability of Primero and its Subsidiaries and affiliates to use, transfer or exploit any of the Primero Property or any of the Primero Mineral Rights, except pursuant to the applicable Law.

(j)

Other than as set out in Schedule 12(f) of the Primero Disclosure Letter, neither Primero nor any of its Subsidiaries or affiliates has received any notice, whether written or oral, from any Governmental Entity of any revocation or intention to revoke any interest of Primero or a Subsidiary or affiliate in the Primero Property or any of the Primero Mineral Rights.

(k)

Primero and its Subsidiaries and affiliates have all surface rights, including fee simple estates, leases, easements, rights of way and permits or licences from landowners or Governmental Entities permitting the use of land by Primero and its Subsidiaries and affiliates, and mineral interests that are required to exploit, develop or explore the Primero Property and the Primero Mineral Rights as currently carried on, and no third party or group holds any such rights that would be required by Primero to explore, develop or exploit the Primero Property or any of the Primero Mineral Rights.

(13)

Mineral Reserves and Resources. The mineral reserves and mineral resources for the Primero Property and Primero Mineral Rights were prepared in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and in all material respects in accordance with all applicable Laws, including the requirements of NI 43-101. There has been no material reduction in the aggregate amount of estimated mineral resources or mineral reserves, of Primero and its Subsidiaries, taken as a whole, from the amounts set forth in the Primero Public Documents. All information regarding the Primero Property and the Primero Mineral Rights, including all drill results, technical reports and studies, that are required to be disclosed at Law, have been disclosed in the Primero Public Documents on or before the date hereof.

(14)	Operational Matters. Except as would not, individually or in the aggregate, be reasonably expected to be material and adverse:

(a)

all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of Primero and its Subsidiaries and affiliates, have been: (A) duly paid; (B) duly performed; or (C) provided for prior to the date hereof; and

(b)

all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which Primero or any of its Subsidiaries and affiliates is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business.

(15)	Employment Matters.

(a)

Except in the ordinary course of business, and other than as set out in Schedule 15(a) of the Primero Disclosure Letter, neither Primero nor any of its Subsidiaries or affiliates (i) is a party to any collective bargaining agreement, or (ii) is subject to any application for certification or, to the knowledge of Primero, threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement. To the knowledge of Primero, no fact or event exists that is likely to give rise to a change in this representation on or before the Effective Date.

(b)

Neither Primero nor any of its Subsidiaries or affiliates is subject to any material claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of Primero, threatened, or any litigation actual, or to the knowledge of Primero, threatened, relating to employment or termination of employment of employees or independent contractors. No material labour strike, lock-out, slowdown or work stoppage is pending or threatened against or directly affecting Primero.

(c)

Primero is in material compliance with all terms and conditions of employment and all Laws respecting employment, including pay equity, wages, hours of work, overtime, human rights and occupational health and safety, workers compensation and neither Primero nor any of its Subsidiaries is subject to any outstanding grievance, complaint, investigation, orders under such Laws, claim for wrongful dismissal, constructive dismissal, unfair labour practice or any other claim or litigation, or threatened claim or litigation, relating to employment or termination of employment or relationships of Primero Employees or independent contractors and there is no basis for such claim. No event has occurred that, with the notice or lapse of time or both, would constitute a material breach, violation or default of such terms and conditions of employment and Laws by Primero or any of its Subsidiaries.

(16)	Absence of Certain Changes or Events. Since December 31, 2012:

	(a)	Primero and its Subsidiaries and affiliates have conducted their respective businesses only in the ordinary course of business and consistent with past practice;

	(b)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had or is reasonably likely to have a Primero Material Adverse Effect has been incurred;

	(c)	there has not been any event, circumstance or occurrence which has had or is reasonably likely to give rise to a Primero Material Adverse Effect; and

(d)

except as disclosed in the Primero Public Documents, there has not been any entering into, or an amendment of, any material Contract other than in the ordinary course of business consistent with past practice;

(e)

there has not been any satisfaction or settlement of any material claims or material liabilities that were not reflected in Primero's audited financial statements, other than the settlement of claims or liabilities incurred in the ordinary course of business consistent with past practice; and

	(f)	other than as set out in Schedule 16(f), there has not been any change in the accounting practices used by Primero and its Subsidiaries, except as disclosed in the Primero Public Documents;

(17)

Litigation. Except as disclosed in the Primero Public Documents, there is no claim, action, proceeding or investigation pending or, to the knowledge of Primero, threatened against or relating to Primero or any of its Subsidiaries or affiliates, the business of Primero or any of its Subsidiaries affiliates, or affecting any of their properties or assets, before or by any Governmental Entity which, if adversely determined, would have, or reasonably could be expected to have, a Primero Material Adverse Effect or prevent or materially delay the consummation of the Arrangement, nor to the knowledge of Primero are there any events or circumstances which could reasonably be expected to give rise to any such claim, action, proceeding or investigation (provided that this representation shall not apply to claims, actions, proceedings, or investigations which may arise after the date of this Agreement which do not have a reasonable prospect of succeeding or, if successful, would not give rise to, nor reasonably be expected to give rise to, a Primero Material Adverse Effect). Neither Primero nor any of its Subsidiaries is subject to any outstanding order, writ, injunction or decree which has had or is reasonably likely to have a Primero Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement.

(18)	Tax.

(a)

Primero and each of its Subsidiaries and affiliates has duly and timely filed all Tax Returns required to be filed by them prior to the date hereof and all such Tax Returns are complete and correct in all material respects.

(b)

Primero and each of its Subsidiaries and affiliates has paid on a timely basis all Taxes which are due and payable, all assessments and reassessments, and all other Taxes due and payable by them on or before the date hereof, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published consolidated financial statements of Primero. Primero and its Subsidiaries and affiliates have provided adequate accruals in accordance with IFRS in the most recently published consolidated financial statements of Primero for any Taxes of Primero and each of its Subsidiaries and affiliates for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business.

(c)

No material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of Primero or any of its Subsidiaries or affiliates, and neither Primero nor any of its Subsidiaries or affiliates is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of Primero, threatened against Primero or any of its Subsidiaries or affiliates or any of their respective assets.

(d)

No claim has been made by any Governmental Entity in a jurisdiction where Primero or any of its Subsidiaries or affiliates does not file Tax Returns that Primero or any of its Subsidiaries or affiliates is or may be subject to Tax by that jurisdiction.

	(e)	There are no Liens (other than Permitted Encumbrances) with respect to Taxes upon any of the assets of Primero or any of its Subsidiaries or affiliates.

(f)

Primero and each of its Subsidiaries and affiliates has withheld or collected all amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so in all material respects.

(g)

There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of Taxes due from Primero or any of its Subsidiaries or affiliates for any taxable period and no request for any such waiver or extension is currently pending.

(h)

Primero and each of its Subsidiaries and affiliates has made available to Brigus true, correct and complete copies of material Tax Returns, examination reports and statements of deficiencies for taxable periods, or transactions consummated, for which the applicable statutory periods of limitations have not expired.

(i)

Neither Primero nor any of its Subsidiaries or affiliates has ever directly or indirectly transferred any property to or supplied any services to or acquired any property or services from a Person with whom it was not dealing at arm's length (for the purposes of the Tax Act) for consideration other than consideration equal to the fair market value of the property or services at the time of the transfer, supply or acquisition of the property or services.

(j)

There are no circumstances existing which could result in the application of Section 78 or Sections 80 to 80.04 of the Tax Act, or any equivalent provision under provincial or foreign Law, to Primero or any of its Subsidiaries or affiliates.

(19)

Books and Records. The corporate records and minute books of Primero and its Subsidiaries and affiliates have been maintained in accordance with all applicable Laws, and the corporate records of Primero and its Subsidiaries and affiliates provided to Brigus are accurate in all material respects. The corporate minute books for Primero and its Subsidiaries and affiliates contain minutes of all meetings and resolutions of the directors and securityholders held. The financial books and records and accounts of Primero and its Subsidiaries and affiliates in all material respects: (a) have been maintained in accordance with good business practices and in accordance with IFRS and with the accounting principles generally accepted in the country of domicile of each such entity, on a basis consistent with prior years; (b) are stated in reasonable detail and, in the case of Primero’s Subsidiaries, during the period of time when owned by Primero, accurately and fairly reflect the transactions and dispositions of assets of Primero and its Subsidiaries; and (c) in the case of Primero’s Subsidiaries, during the period of time when owned by Primero, accurately and fairly reflect the basis for Primero’s consolidated financial statements.

(20)	Insurance.

(a)

Primero has in place reasonable and prudent insurance policies appropriate for its size, nature and stage of development. All premiums payable prior to the date hereof under such policies of insurance have been paid and neither Primero nor any of its Subsidiaries or affiliates has failed to make a claim thereunder on a timely basis.

(b)

Each of such policies and other forms of insurance is in full force and effect on the date hereof and Primero will use reasonable commercial efforts to keep them in full force and effect or renew them as appropriate through the Effective Date. No written (or to the knowledge of Primero other) notice of cancellation or termination has been received by Primero or any of its Subsidiaries or affiliates with respect to any such policy.

(21)

Non-Arm’s Length Transactions. Except for the transactions contemplated in the Agreement and employment or employment compensation agreements entered into in the ordinary course of business or as disclosed in the Primero Public Documents, there are no current contracts, commitments, agreements, arrangements or other transactions (including relating to indebtedness by Primero or any of its Subsidiaries) between Primero or any of its Subsidiaries and its affiliates on the one hand, and any (a) officer or director of Primero or any of its Subsidiaries and its affiliates, (b) any holder of record or, to the knowledge of Primero, beneficial owner of five percent or more of the voting securities of Primero, or (c) any affiliate or associate of any officer, director or beneficial owner, on the other hand.

(22)	Environmental. Except for any matters that, individually or in the aggregate, would not have or would not reasonably be expected to have a Primero Material Adverse Effect:

	(a)	the facilities and operations operated by Primero (and Primero’s Subsidiaries and affiliates) have been conducted, and are now, in compliance with all Environmental Laws;

(b)

Primero and its Subsidiaries and affiliates are in possession of, and in compliance with, all Environmental Permits that are required to own, lease and operate the Primero Property and the Primero Mineral Rights and to conduct their respective business as they are now being conducted;

(c)

no environmental, reclamation or closure obligation, demand, notice, work order or other liabilities presently exist, other than in the ordinary course of business, with respect to any portion of any currently or formerly owned, leased, used or otherwise controlled property, interests and rights or relating to the operations and business of Primero and its Subsidiaries and affiliates and, to the knowledge of Primero, there is no basis for any such obligations, demands, notices, work orders or liabilities to arise in the future as a result of any activity in respect of such property, interests, rights, operations and business, other than in the ordinary course of business;

(d)

neither Primero nor any of its Subsidiaries or affiliates is subject to any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction or expenditures;

(e)

to the knowledge of Primero and its affiliates, there are no changes in the status, terms or conditions of any Environmental Permits held by Primero or any of its Subsidiaries or affiliates or any renewal, modification, revocation, reassurance, alteration, transfer or amendment of any such environmental approvals, consents, waivers, permits, orders and exemptions, or any review by, or approval of, any Governmental Entity of such environmental approvals, consents, waivers, permits, orders and exemptions that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein or the continuation of the business of Primero or any of its Subsidiaries or affiliates following the Effective Date;

(f)

Primero and its Subsidiaries and affiliates have made available to Brigus all material audits, assessments, investigation reports, studies, plans, regulatory correspondence and similar information with respect to environmental matters; and

(g)

Primero and its Subsidiaries and affiliates are not subject to any past or present fact, condition or circumstance that could reasonably be expected to result in material liability under any Environmental Laws.

(23)

Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon Primero or any of its Subsidiaries or affiliates that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of Primero or any of its Subsidiaries or affiliates, any acquisition of property by Primero or any of its Subsidiaries or affiliates, or the conduct of business by Primero or any of its Subsidiaries or affiliates, as currently conducted (including following the transaction contemplated by this Agreement).

(24)

Material Contracts. Primero and its Subsidiaries and affiliates have performed in all material respects all respective obligations required to be performed by them to date under the material Contracts. Other than as set out in Schedule 24 of the Primero Disclosure Letter, neither Primero nor any of its Subsidiaries or affiliates is in breach or default under any material Contract to which it is a party or bound, nor does Primero have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, except in each case where any such breaches or defaults would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Primero Material Adverse Effect. Other than as set out in Schedule 24 of the Primero Disclosure Letter, neither Primero nor any of its Subsidiaries or affiliates knows of, or has received written notice of, any breach or default under (nor, to the knowledge of Primero, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any such material Contract by any other party thereto except where any such violation or default would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Primero Material Adverse Effect. Prior to the date hereof, Primero has made available to Brigus true and complete copies of all of the material Contracts. All material Contracts are legal, valid, binding and in full force and effect and are enforceable by Primero (or its Subsidiary or affiliate, as the case may be) in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity) and are the product of fair and arms’ length negotiations between the parties thereto.

(25)

Brokers. Except for the fees to be paid to BMO Capital Markets and Scotia Capital Inc. pursuant to their engagement letters with Primero, none of Primero, any of its Subsidiaries or affiliates, or any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement.

(26)

No Cease Trade Orders. Other than as set out in Schedule 26 of the Primero Disclosure Letter, no securities authority or Governmental Entity or any similar regulatory authority in any jurisdiction has issued any order which is currently outstanding preventing or suspending trading in any securities of Primero, no such proceeding is pending, contemplated or threatened.

(27)

Reporting Issuer Status. As of the date hereof, Primero is a reporting issuer not in default (or the equivalent) under the Canadian Securities Laws of each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland, North West Territories, Yukon, and Nunavut.

(28)

Stock Exchange Compliance. The Primero Shares are listed and posted for trading on the TSX and the NYSE, and CDIs of Primero are listed on the ASX, and Primero is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSX and NYSE.

(29)

Money Laundering Laws. The operations of Primero are and have been conducted at all times in compliance with applicable Money Laundering Laws and no action, suit or proceeding by or before any court of governmental authority or any arbitrator non-governmental authority involving Primero with respect to the Money Laundering Laws is pending or threatened.

(30)

Confidentiality Agreements. All agreements entered into by Primero or any of its Subsidiaries with Persons regarding the confidentiality of information provided to such Person or reviewed by such Persons with respect to any transaction in the nature described in the definition of Acquisition Proposal, each contain customary provisions, including standstill provisions.

(31)

Anti-Corruption. To the knowledge of Primero, neither Primero nor any of its Subsidiaries or affiliates, directly or through their respective directors, executives, officers or employees has: (i) used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal; (ii) used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees; (iii) violated or is violating any provision of the United States Foreign Corrupt Practices Act of 1977, the Corruption of Foreign Public Officials Act (Canada) or any applicable Law of similar effect; (iv) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties; or (v) made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

(32)

Relationships with Customers, Suppliers, Distributors and Sales Representatives. Primero has not received any written (or to the knowledge of Primero, other) notice that any customer, supplier, distributor or sales representative intends to cancel, terminate or otherwise modify or not renew its relationship with Primero or any Subsidiary, and, to the knowledge of Primero, no such action has been threatened, which, in either case, individually or in the aggregate, would reasonably be expected to have a Primero Material Adverse Effect.

(33)

No Expropriation. No property or asset of Primero or any of its Subsidiaries (including any Property or Mineral Rights) has been taken or expropriated by any Governmental Entity nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of Primero, is there any intent or proposal to give any such notice or to commence any such proceeding.

(34)

NGOs and Community Groups. No material dispute between Primero or any of its Subsidiaries and any non-governmental organization, community, or community group exists or, to the best of Primero ‘knowledge, is threatened or imminent with respect to any of Primero’s or any of its Subsidiaries’ properties or exploration activities.

(35)

Arrangements with Securityholders of Brigus. Other than the Primero Voting Agreements and this Agreement, Primero does not have any agreement, arrangement or understanding (whether written or oral) with respect to Brigus or any of its securities, businesses or operations with any shareholder of Brigus, any interested party of Brigus or any related party of any interested party of Brigus, or any joint actor with any such persons (and for this purpose, the terms “interested party”, “related party” and “joint actor” shall have the meaning ascribed to such terms in MI 61- 101).

SCHEDULE F
FORM OF BRIGUS VOTING AGREEMENT AND PRIMERO VOTING AGREEMENT

December ___, 2013

[Address Line]

Ladies and Gentlemen:

Re:     Voting and Support Agreement

            Primero Mining Corp. (“Primero”) is in discussions regarding a proposed transaction (the “Proposed Transaction”) to acquire all of the issued and outstanding shares of Brigus Gold Corp. (“Brigus”) pursuant to a plan of arrangement under the Canada Business Corporations Act. As part of the Proposed Transaction, Brigus will also transfer all of its non-Ontario exploration assets and all associated liabilities to a newly incorporated corporation (“SpinCo”), which will distribute shares to Brigus’ shareholders. The details of the Proposed Transaction will be set forth in an arrangement agreement (the “Arrangement Agreement”) to be entered into among Primero, Brigus and SpinCo, a draft of which has been provided to you.

            Capitalized terms used herein but which are not defined herein shall have the meanings set forth in the Arrangement Agreement.

            The undersigned shareholder (the “Shareholder”) is the beneficial owner of the [Primero][Brigus] securities listed on Schedule “A” hereto (collectively, the “Subject Securities”), and has agreed to enter into this agreement (the “Agreement”) in connection with the Proposed Transaction. For greater certainty, the term “Subject Securities” shall include:

(i)

all [Primero Shares][Brigus Shares] now or hereafter beneficially owned, or in respect of which the voting may become, directly or indirectly, controlled or directed, by the Shareholder after the date hereof and prior to the Effective Time, including any securities of [Primero][Brigus] issued upon the conversion, exchange or exercise of any securities of [Primero][Brigus] convertible into or exchangeable or exercisable into securities of [Primero][Brigus] held by the Shareholder or which may otherwise be acquired by the Shareholder after the date hereof and prior to the Effective Time; and

(ii)

all [Primero Shares][Brigus Shares] and other securities for which the Subject Securities may be exchanged, received or into which the Subject Securities may be converted or otherwise changed pursuant to any stock split, stock consolidation, merger, reorganization, recapitalization, amalgamation, plan of arrangement or other business combination prior to the Effective Time.

            NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, [Primero][Brigus] and the Shareholder (collectively, the “Parties”) agree as follows:

2.	Agreement to Vote Subject Securities

(a)	The Shareholder hereby covenants, undertakes and agrees that it shall:

(i)	vote (or cause to be voted) all of the Subject Securities (to the extent that such Subject Securities are entitled to a vote in respect of such matters):

	(A)	in favour of the approval, consent, ratification and adoption of the

[Primero Resolution][Arrangement Resolution] (and any actions required in furtherance thereof) at every meeting of the securityholders of [Primero][Brigus] at which such matters are considered and at every adjournment or postponement thereof, and not withdraw any proxies or change its vote in respect thereof; and

(B)

against any resolution proposed by any other Person, that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or delay or interfere with, the completion of the Arrangement;

(ii)

except as contemplated by this Agreement, not vote or grant to any Person other than [Primero][Brigus], or any Person designated by [Primero][Brigus], a proxy or form of proxy to vote, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote the Subject Securities (and will cause such Subject Securities not to be voted) in favour of any Acquisition Proposal;

(iii)

deliver, or cause to be delivered, to [Primero’s][Brigus’] transfer agent, or as otherwise directed by [Primero][Brigus], after receipt of proxy materials for, and not less than twenty (20) calendar days before the date of, the [Primero Meeting][Brigus Meeting] or any other meeting of the securityholders (or any of them) of [Primero][Brigus] called for the purpose of approving the [Primero Resolution][Arrangement Resolution], a duly executed proxy or form of proxy directing that the Subject Securities be voted at such meeting in favour of the

[Primero Resolution][Arrangement Resolution] and the foregoing related matters;

(iv)	not support any action that is intended or would reasonably be expected to impede, interfere with, delay, postpone or discourage the completion of the Arrangement; and

(v)	not do anything that could reasonably be expected to frustrate or hinder the consummation of the Arrangement.

(b)	The Shareholder shall not, and hereby agrees not to:

	(i)	assert or exercise any dissent rights in respect of the Arrangement that the Shareholder may have; or

(ii)

commence or participate in, and shall, and hereby agrees to, take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Primero, Brigus, SpinCo, or any of their subsidiaries (or any of their respective successors) relating to the negotiation, execution and delivery of the Arrangement Agreement or the consummation of the Arrangement.

(c)

The Shareholder hereby revokes any and all previous proxies granted that may conflict or be inconsistent with the matters set forth in this Agreement and the Shareholder agrees not to, directly or indirectly, grant any other proxy or power of attorney with respect to the matters set forth in this Agreement except as expressly required or permitted by this Agreement.

3.	No Solicitation

(a)	The Shareholder agrees that it shall:

(i)	not, directly or indirectly:

(A)

solicit, initiate, knowingly encourage or otherwise facilitate, (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of [Primero][Brigus] or any Subsidiary or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer regarding an Acquisition Proposal or potential Acquisition Proposal;

(B)

enter into, or otherwise engage or participate in, any substantive discussions or negotiations with any Person regarding any inquiry, proposal or offer regarding an Acquisition Proposal or potential Acquisition Proposal;

	(C)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, any Acquisition Proposal; and

	(D)	accept or enter into, or propose publicly to accept or enter into, a contract with any Person relating to an Acquisition Proposal; and

(ii)

immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussions or negotiations commenced prior to the date of this Agreement with any Person by or on behalf of the Shareholder with respect to any Acquisition Proposal or potential Acquisition Proposal, whether or not initiated by the Shareholder.

4.        No Sale, Transfer or Encumbrance, Additional Purchases

            Except with the prior written consent of [Primero][Brigus], the Shareholder agrees and covenants in favour of [Primero][Brigus] not to option, transfer, sell, gift, pledge, hypothecate, encumber, or otherwise dispose of any of the Subject Securities (or any right or interest therein, legal or equitable) or enter into any agreement, arrangement or understanding in connection therewith (including any derivative transaction that has the effect of reducing the economic exposure of the Shareholder to the Subject Securities).

5.        Representations and Warranties of the Shareholder

            The Shareholder represents and warrants that: (a) as of the date hereof, it is beneficial owner of the Subject Securities free and clear of all Liens, and does not own (as registered owner or beneficial owner), or exercise control or direction over, any other securities of [Primero][Brigus]; (b) as of the date hereof, it has, and as of the Effective Time, it will have, the sole right to vote the Subject Securities; (c) other than this Agreement, none of the Subject Securities are, as of the date hereof, or will be, as of the Effective Time, subject to any adverse claim or voting agreement, proxy, voting trust, vote pooling or other agreement with respect to the right to vote the Subject Securities or call meetings of holders of securities of [Primero][Brigus]; (d) as of the date hereof, no Person has, and as of the Effective Time, no Person will have, any agreement or option, or any right or privilege capable of becoming an agreement or option, for the purchase, acquisition or transfer from the Shareholder of any of the Subject Securities; (e) it has requisite power and authority to make, enter into and carry out the terms of this Agreement; (f) as of the date hereof, this Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding obligation of the Shareholder enforceable against it in accordance with its terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction; and (g) there are no legal proceedings in progress before any Governmental Entity or, to the knowledge of the Shareholder, pending or threatened against the Shareholder, that would adversely affect in any manner the ability of the Shareholder to enter into and carry out the terms of this Agreement.

6.        Representations and Warranties of [Primero][Brigus]

            [Primero][Brigus] represents and warrants that: (a) it is a corporation validly existing, duly [organized][continued] and in good standing under the laws of [British Columbia][Canada]; (b) it has the requisite power and authority to make, enter into and carry out the terms of this Agreement; and (c) this Agreement has been duly executed and delivered by [Primero][Brigus] and constitutes a legal, valid and binding obligation of [Primero][Brigus], enforceable against it in accordance with its terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

7.        Control

            If any of the Subject Securities are held through a nominee or corporation or trust or other legal entity over which the Shareholder has control, as defined in the legislation governing the ownership of the property of such nominee or corporation or trust or other legal entity (either alone or in conjunction with any other person), the Shareholder shall vote or shall cause to be voted such Subject Securities and exercise its power and authority to ensure that this Agreement is complied with by said nominee or corporation or trust or other legal entity.

8.        Capacity as Shareholder

            [Primero][Brigus] agrees that if the Shareholder is a director or officer of [Brigus][Primero], the Shareholder is not making any agreement or understanding in any capacity other than, and is bound hereunder solely, in their capacity as a securityholder of [Brigus][Primero], and nothing hereunder shall prevent any Shareholder who is a director or officer of [Brigus][Primero] from doing any act or thing that such director or officer of [Brigus][Primero] is properly permitted or obligated to do in such capacity, provided that such act or thing is not inconsistent with the terms of the Arrangement Agreement.

9.          Disclosure

            The Shareholder agrees to the existence and factual details of this Agreement (other than any registration particulars set out in Schedule “A”) being set out in any public disclosure, including, without limitation, press releases, information circulars and court materials, produced by Primero, Brigus or SpinCo, at the discretion of Primero, Brigus or SpinCo, as applicable, in connection with the Proposed Transaction, and to this Agreement (other than any registration particulars set out in Schedule “A”) being filed and/or available for inspection by the public to the extent required by applicable Securities Laws or stock exchange rules.

10.        Termination

(a)	This Agreement shall automatically terminate on the first to occur of:

	(i)	December 20, 2013, if the Arrangement Agreement is not entered into by the parties thereto on or before such date;

	(ii)	the Effective Date;

	(iii)	the date, if any, that the Arrangement Agreement is terminated in accordance with its terms; and

	(iv)	the mutual consent in writing of the Parties.

(b)

This Agreement may be terminated by the Shareholder only if (i) [Primero][Brigus] breaches or is in default of any of its covenants or obligations under this Agreement in a material way, or (ii) any of the representations or warranties of [Primero][Brigus] under this Agreement shall have been at the date hereof, or subsequently become, untrue or incorrect in any material respect; provided that the Shareholder has notified [Primero][Brigus] in writing of any of the foregoing events and the same has not been cured by [Primero][Brigus] within fifteen (15) days of the date such notice was received by [Primero][Brigus].

(c)

Upon termination of this Agreement in accordance with this Section 10, the provisions of this Agreement will become void and no party shall have liability to any other party, except in respect of a breach of any covenant, agreement or obligation hereunder, or a misrepresentation in this Agreement occurring prior to such termination.

11.	Miscellaneous

(a)

Any notice, or other communication given regarding the matters contemplated by this Agreement (must be in writing, sent by personal delivery, courier or facsimile (but not by electronic mail) and addressed:

		(i)	[to Primero at:

Primero Mining Corp.

Suite 2301, 20 Queen Street West

Toronto, Ontario
M5H 3R3

Attention:  Joseph Conway, President & Chief Executive Officer
Facsimile: (416) 814-3170
Email:        jconway@primeromining.com and
                    legal@primeromining.com

with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, ON M5L 1B9

Attention:  Elizabeth Breen
Facsimile: (416) 947-0866
Email:         ebreen@stikeman.com]

(ii)	[to Brigus at:

Brigus Gold Corp.
Suite 2001, 1969 Upper Water Street, Purdy’s Wharf Tower II
Halifax, Nova Scotia B3J 3R7

Attention: Wade Dawe, Chairman & Chief Executive Officer Facsimile: (902) 491-4281 Email: wdawe@brigusgold.com with a copy (which shall not constitute notice) to:

Fogler, Rubinoff LLP 77 King Street West Suite 3000, P.O. Box 95 Toronto, Ontario M5K 1G8

Attention: Rick Moscone Fax: (416) 941-8858
Email: rmoscone@foglers.com]

(iii)	to the Shareholder at:

Attention: __________________________________ __________________________________ __________________________________

Attention: __________________________________ Facsimile: __________________________________ Email: __________________________________

with a copy to (which shall not constitute notice) to:

                   __________________________________

                   __________________________________

                   __________________________________

Attention: __________________________________

Facsimile: __________________________________

Email:       __________________________________

(b)

This Agreement only becomes effective when executed by the Shareholder and [Primero][Brigus]. After that time, it will be binding upon and enure to the benefit of the Shareholder, [Primero][Brigus] and their respective successors and permitted assigns. Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Party.

(c)	Time is of the essence in this Agreement.

(d)

This Agreement constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. No variation or amendment to this Agreement shall be effective unless in writing and signed by each Party hereto. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

(e)

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the Courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement and waives any defences to the maintenance of an action in the Courts of the Province of Ontario.

(f)

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

(g)

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page left intentionally blank. Signature page follows.]

            Please confirm your agreement with the foregoing by signing a copy of this Agreement where indicated below and returning the same to the undersigned by facsimile or email.

Yours very truly,

[PRIMERO MINING CORP.

Name: Joseph Conway
Title: President & Chief Executive Officer ]

[BRIGUS GOLD CORP.

Name: Wade Dawe
Title: President & Chief Executive Officer]

Accepted and agreed to with effect from the ___ day of ___________, 20___.

Name:
Title:

SCHEDULE “A”
SUBJECT SECURITIES

Name of Securityholder	Number of Shares Held	Number of Options Held	Number of Other Securities Held
Vested: Unvested:

SCHEDULE G
SPINCO EXPLORATION PROPERTIES

Goldfields Project (Box & Athona Projects), Uranium City, Saskatchewan.

Ixhuatán Project, Chiapas, Mexico.

Huizopa Project, Chihuahua, Mexico.

Dominican Republic Projects (Ampliación Pueblo Viejo, Ponton and La Cueva concessions).

G-1

APPENDIX “C”
UNAUDITED PRO FORMA FINANCIAL STATEMENTS

C-1

Primero Mining Corp
Pro Forma condensed consolidated statement of financial position
As at September 30, 2013
(in thousands of United States dollars)
(Unaudited)

	Primero	Brigus

			Total		Pro forma
	September 30,	September 30,	Pro Forma		consolidated
	2013	2013	Adjustments	Notes	group
Assets
Current assets
Cash	125,709	21,108	(9,785)	(a) ( c)	137,032
Trade and other receivables	5,875	1,226	(155)	( c)	6,946
Taxes receivable	9,168				9,168
Prepaid expenses	8,673	1,136	(38)	( c)	9,771
Inventories	11,714	10,085	2,080	(h)	23,879
Investment		466	(466)	( c)
Asset held for sale		1,435	(1,435)	( c)
Total current assets	161,139	35,456	(9,799)		186,796

Noncurrent assets
Inventories		7,953	2,187	(h)	10,140
Mining interests	612,798	345,497	(15,721)	(a) ( c) (m)	942,574
Equity investment	1,184				1,184
Investment in Spinco			2,475	( c)	2,475
Restricted cash		19,901	(43)	( c)	19,858
Deferred tax asset	8,762				8,762
Total assets	783,883	408,807	(20,900)		1,171,790

Liabilities
Current liabilities
Trade and other payables	29,060	14,449	13,367	( c) ( e) (n)	56,876
Taxes payable	2,142				2,142
Deferred revenue		3,665	(3,665)	(j)
Current portion of decommissioning liability	2,130				2,130
Current portion of longterm debt	5,000	16,153	70,490	(d)	91,643
Total current liabilities	38,332	34,267	80,192		152,791

Noncurrent liabilities
Taxes payable	9,570				9,570
Decommissioning liability	6,583	23,880			30,463
Deferred revenue		22,555	(22,555)	(j)
Longterm debt	27,214	66,800	(55,863)	(d)	38,151
Deferred tax liability		10,716	12,792	( c) (m)	23,508
Derivative liability		5,598	(5,598)	(d)
Other longterm liabilities	6,025	1,219	(1,219)	( c) (k)	6,025
Total liabilities	87,724	165,035	7,749		260,508

Equity
Share capital	553,303	398,079	(398,079)	(b)	553,303
			221,552	(a)	221,552
Warrant reserve	34,237	13,733	(13,733)	(b)	34,237
			555	(a)	555
Sharebased payment reserve	15,152	59,329	(59,329)	(b)	15,152
			758	(a)	758
Foreign currency translation reserve	(4,889)	123	(123)	( c)	(4,889)
Retained earnings (deficit)	98,356	(227,492)	219,750	(b)	90,614
Total equity	696,159	243,772	(28,649)		911,282
Total liabilities and equity	783,883	408,807	(20,900)		1,171,790

Primero Mining Corp
Pro Forma condensed consolidated statement of operations and comprehensive income
Nine months ended September 30, 2013
(in thousands of United States dollars)
(Unaudited)

	Primero	Brigus

	Nine months	Nine months	Total Pro		Pro forma
	ended September	ended September	Forma		consolidated
	30, 2013	30, 2013	Adjustments	Notes	group

Revenue	152,589	111,105			263,694

Operating expenses	(64,592)	(55,438)	(4,267)	(h)	(124,297)
Depreciation and depletion	(25,738)	(28,982)	(4,200)	(f)	(58,920)
Total cost of sales	(90,330)	(84,420)	(8,467)		(183,217)

Earnings from mine operations	62,259	26,685	(8,467)		80,477
General and administrative expenses	(16,789)	(7,866)	250	( c)	(24,405)

Earnings from operations	45,470	18,819	(8,217)		56,072
Impairment of assets held for sale		(2,634)	2,634	( c)
Other expense	(6,673)		(7,742)	( e)	(14,415)
Foreign exchange (loss) gain	(966)	1,089	734	( c)	857
Finance income	213	198			411
Finance expense	(880)	(7,503)	5,890	(d)	(2,493)
Share of equityaccounted results	(93)				(93)
Gain on derivative contracts		1,987	(1,695)	(d)	292
Renunication of flow through shares		1,437			1,437
Unrealized loss on Senior Secured Notes Call Option		(3,603)	3,603	(d)	0

Earnings before income taxes	37,071	9,790	(4,792)		42,069

Income tax (expense) recovery	(5,426)	(1,149)	206	( c) (d) (l)	(6,369)

Net income for the period	31,645	8,641	(4,586)		35,700

Other comprehensive income
Exchange differences on translation of foreign operations	(3,825)				(3,825)
Total comprehensive income for the period	27,820	8,641	(4,586)		31,875

Basic income per share	0.30				0.24
Diluted income per share	0.30				0.24

Weighted average number of common shares outstanding
Basic	106,082,135				146,699,549
Diluted	106,082,135				147,597,606

Primero Mining Corp
Pro Forma condensed consolidated statement of operations and comprehensive income
For the year ended December 31, 2012
(in thousands of United States dollars)
(Unaudited)

	Primero	Brigus

			Total Pro		Pro forma
	December 31,	December 31,	Forma		consolidated
	2012	2012	Adjustments	Notes	group

Revenue	182,939	117,681			300,620

Operating expenses	(75,495)	(56,169)	(5,121)	(i)	(136,785)
Depreciation and depletion	(28,055)	(25,147)	(4,191)	( c) (g)	(57,393)
Total cost of sales	(103,550)	(81,316)	(9,312)		(194,178)

Earnings from mine operations	79,389	36,365	(9,312)		106,442
General and administrative expenses	(30,003)	(13,019)	353	( c)	(42,668)

Earnings from operations	49,386	23,346	(8,959)		63,774
Impairment of assets held for sale		(6,906)	6,906	( c)
Other expense	(1,842)		(7,742)	( e)	(9,584)
Foreign exchange (loss) gain	(948)	(1,410)	65	( c)	(2,293)
Finance income	1,192	243			1,435
Finance expense	(2,887)	(5,834)	3,532	(d)	(5,189)
Gain (loss) on derivative contracts	(226)	8,890	(3,798)	(d)	4,866
Gain on termination of option agreement		1,849	(1,849)	( c)
Gain on sale of notes receivable		2,347	(2,347)	( c)
Renunication of flow through shares		2,237			2,237
Premium on Goldstream repurchase		(5,630)			(5,630)
Unrealized loss on derivatve asset		(389)	389	(d)
Equity loss on investment in associate		(163)	163	( c)

Earnings before income taxes	44,675	18,581	(13,641)		49,616

Income tax (expense) recovery	4,878	349	1,199	( c) (d) (l)	6,426

Net income for the period	49,553	18,930	(12,442)		56,042

Other comprehensive income
Exchange differences on translation of foreign operations	386				386
Total comprehensive income for the period	49,939	18,930	(12,442)		56,428

Basic income per share	0.54				0.42
Diluted income per share	0.54				0.42

Weighted average number of common shares outstanding
Basic	91,469,356				132,086,770
Diluted	91,469,356				132,382,633

Primero Mining Corp.
Notes to the pro forma consolidated financial statements
(Unaudited)
(expressed in thousands of United States Dollars)

1. Description of transaction

The unaudited pro forma consolidated financial statements have been prepared for the purpose of inclusion in an information circular dated January 27, 2014 in connection with the proposed arrangement agreement (the “Arrangement Agreement”) whereby Primero Mining Corp (“Primero”) will acquire all outstanding common shares of Brigus Gold Corp (“Brigus”) pursuant to a plan of arrangement (the “Arrangement”) to create a diversified, Americas based midtier gold producer.

Primero announced on December 16, 2013 that pursuant to the Arrangement, Primero will acquire each outstanding Brigus common share for 0.175 of a Primero common share (the “Exchange Ratio”). In addition, Brigus shareholders will receive 0.1 of a common share in a newly incorporated company (“SpinCo”) for each Brigus common share as part of the Arrangement. SpinCo will hold Brigus' interests in the Goldfields project in Saskatchewan and the Ixhuatán and Huizopa projects in Mexico and will be capitalized with approximately C$10 million in cash. Upon completion of the Arrangement, Brigus shareholders will hold, in aggregate, a 90.1% interest in SpinCo and Primero will hold the remaining 9.9% interest in SpinCo. All outstanding options to purchase Brigus common shares will be exchanged for options to purchase Primero common shares based upon the Exchange Ratio pursuant to the Arrangement. Following completion of the Arrangement, each outstanding warrant to purchase a Brigus common share will be exercisable to purchase 0.175 of a Primero common share and 0.1 of a SpinCo common share.

2. Basis of presentation

These pro forma consolidated financial statements have been prepared by management of Primero in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) to give effect to the transactions described in Note 1. For accounting purposes, the Arrangement will be accounted for as a business combination with Primero being the acquirer. Accordingly, the pro forma consolidated financial statements have been prepared using the acquisition method whereby both the consideration transferred and the net assets of Brigus are measured at their estimated fair values on the date of acquisition. When the fair value of the consideration transferred exceeds the net of the acquisition date amounts of the identifiable assets acquired and the liabilities assumed measured at fair value, the difference is treated as goodwill. If the fair value attributable to the acquiror’s share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognized in the statement of operations.

These pro forma consolidated financial statements include the following:

(a)

an unaudited pro forma condensed consolidated statement of financial position as at September 30, 2013 prepared from the September 30, 2013 unaudited interim condensed consolidated statements of financial position of each of Primero and Brigus. The unaudited pro forma condensed consolidated statement of financial position as at September 30, 2013 gives effect to the Arrangement as if the transaction had occurred on September 30, 2013.

(b)

an unaudited pro forma condensed consolidated statement of operations for the nine months ended September 30, 2013 prepared from the unaudited interim condensed consolidated statements of operations of each of Primero and Brigus for the nine months ended September 30, 2013. The unaudited pro forma condensed consolidated statement of operations for the nine months ended September 30, 2013 gives effect to the Arrangement as if it had occurred on January 1, 2013.

1

(c)

an unaudited pro forma consolidated statement of operations for the year ended December 31, 2012 prepared from the audited consolidated statements of operations of each of Primero and Brigus for the year ended December 31, 2012. The unaudited pro forma consolidated statement of operations for the year ended December 31, 2012 gives effect to the Arrangement as if it had occurred on January 1, 2012.

It is management’s opinion that these pro forma consolidated financial statements include all adjustments necessary for the fair presentation, in all material respects, of the transaction described in note 1 in accordance with IFRS applied on a basis consistent with Primero’s accounting policies. No adjustments have been made to reflect potential cost savings that may occur subsequent to completion of the Arrangement. These pro forma consolidated financial statements have been prepared for illustrative purposes only and give effect to the acquisition by Primero pursuant to the assumptions in Note 4 of these pro forma consolidated financial statements and are not necessarily indicative of the financial position of Primero as at the time of closing of the Arrangement referred to above, nor of the future operating results of Primero as a result of the Arrangement.

These unaudited pro forma consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Primero and Brigus for the year ended December 31, 2012, and the unaudited condensed interim consolidated financial statements of Primero and Brigus as at and for the nine months ended September 30, 2013.

3. Significant Accounting Policies

The accounting policies used in the preparation of these unaudited pro forma consolidated financial statements are in accordance with IFRS and are set out in Primero’s consolidated financial statements for the year ended December 31, 2012. In preparing the unaudited pro forma consolidated financial statements, a review was undertaken by management to identify accounting policy differences between Primero and Brigus which could have a material impact. No significant differences have been identified at this time.

4. Pro forma assumptions and adjustments

(a)

As of September 30, 2013 Brigus had 232,099,507 common shares outstanding. With the Exchange Ratio of 0.175, Primero will issue approximately 40,600,000 common shares, with a fair value of $221.6 million based on the closing share price of Primero of US $5.45 on September 30, 2013, in exchange for all the issued and outstanding common shares of Brigus. Primero will also issue approximately 2,780,000 warrants with a fair value of $0.6 million and 3,270,000 stock options with a fair value of $2.2 million. The fair value of stock options related to precombination services, amounting to $0.8 million, has been included in the preliminary purchase price. The fair value of the stock options and the warrants was calculated using the Black Scholes model.

Primero will complete a full and detailed valuation of the Brigus net assets acquired. Additionally, the consideration given by Primero will be valued at the date of the closing of the Arrangement and therefore the final consideration may be significantly different from that used in this pro forma information. The preliminary purchase price allocation is based on management’s estimates and certain assumptions with respect to the fair value associated with the assets to be acquired and the liabilities assumed. The actual fair values of the assets and liabilities as of the closing date of the Arrangement may differ materially from the amounts disclosed below because of changes in fair values of the assets and liabilities to the date of the transaction and as further analysis is completed.

Purchase price:	US $000s

Issuance of 40,617,414 common shares of Primero	$221,552

Issuance of 2,780,105 warrants of Primero	555

Issuance of 3,266,494 stock options of Primero	758

Issuance of cash	9,722

$232,587

Fair value of assets and liabilities acquired:

Cash	$21,046

Trade and other receivables	1,071

Prepaid expenses	1,098

Inventories	22,305

Mineral property, plant and equipment	329,776

Restricted cash	19,858

Investment in Spinco	2,475

Trade and other payables	(20,074)

Current debt	(86,643)

Longterm debt	(10,937)

Deferred tax liability	(23,508)

Decommissioning liability	(23,880)

$232,587

The fair value of each option and warrant was estimated at September 30, 2013 using the BlackScholes option pricing model with the following weightedaverage assumptions:

	Warrants	Stock options

Riskfree interest rate	1.19%	1.47%

Annual dividends	—	—

Expected stock price volatility	55%	52%

Expected life	1.2 years	3.1 years

Fair value per unit (Cdn$)	$0.21	$0.12

(b)	These pro forma adjustments eliminate the historical equity accounts of Brigus.

(c)

As detailed under 1 above, upon completion of the Arrangement, a newly formed entity, SpinCo, shall be owned 90.1% by Brigus shareholders and 9.9% by Primero shareholders. These pro forma adjustments show the spin out of the SpinCo assets, liabilities, equity, income and expenses from the consolidated financial statements of Brigus and are replaced with an investment classified as “available for sale” which is held at fair value.

3

(d)

Upon completion of the Arrangement, a change of control offer of a cash repayment will be made for Brigus’ outstanding 6.5% convertible senior unsecured debentures in accordance with their trust indenture dated March 23, 2011. The offer will be for 100% of the principal amount plus accrued and unpaid interest. Also, upon completion of the Arrangement, a change of control offer of a cash repayment will be made for Brigus’ outstanding senior secured notes in accordance with their senior secured facility dated October 29, 2012. The offer will be for 105% of the principal amount plus accrued and unpaid interest.

An adjustment has been made to the unaudited condensed consolidated pro forma statement of financial position to reflect all such debt being classified as current at the amount to be repaid in accordance with the above terms. In addition, the unaudited condensed consolidated pro forma statements of operations have been adjusted to remove all balances related to these debt balances (including a derivative liability), given they are assumed to have been repaid at the beginning of the period.

(e)	Transaction costs related to the Arrangement are estimated to be $7.7 million and have been expensed.

(f)

An adjustment to increase depletion expense by $4.2 million for the nine months ended September 30, 2013 for the positive fair value adjustment allocated to acquired mineral property, plant and equipment in the preliminary purchase price allocation.

(g)

An adjustment to increase depletion expense by $4.3 million for the year ended December 31, 2012 for the positive fair value adjustment allocated to acquired mineral property, plant and equipment in the preliminary purchase price allocation.

(h)

An adjustment to recognize the fair value increase in inventory of $4.3 million in the preliminary purchase price allocation being expensed into cost of sales under the assumption that the related inventory was sold in the nine month period to September 30, 2013.

(i)

An adjustment to recognize the fair value increase in inventory of $5.1 million in the preliminary purchase price allocation being expensed into cost of sales under the assumption that the related inventory was sold in the year to December 31, 2012.

(j)

An adjustment to eliminate the deferred revenue of Brigus relating to the upfront payment from Sandstorm Gold Ltd in return for delivery of 8% and 6.3%, respectively, of the future gold production at the Black Fox Mine and the Black Fox Extension at $500 per ounce (subject to inflation beginning in 2013, not to exceed 2% per annum) (“the Gold Stream”). The obligation to deliver gold production under Gold Stream has been netted against the mining interest in the unaudited pro forma financial consolidated statement of financial position.

(k)

An adjustment to eliminate a deferred gain recorded by Brigus on a sale and leaseback transaction on its mill. This deferred gain is not recognized by Primero; rather the mill will be leased in accordance with the terms of the lease agreement.

(l)	An adjustment for the income tax effect of the above adjustments based on a tax rate of 26.5%.

(m)	An adjustment to estimate the deferred income tax liability based on the estimated total income tax and mining tax rates of 32.75%.

(n)	An adjustment to reflect an estimated severance liability to Brigus personnel of $5.7 million upon closing of the Arrangement.

4

(o)	The unaudited pro forma consolidated basic and diluted earnings per share for the period presented is calculated below. The diluted earnings per share is calculated using the Treasury buyback method.

	Nine months to September 30, 2013	Year ended December 31, 2012
Pro forma earnings for the period (basic & diluted) ($000s)	35,700	56,042

Weighted average Primero shares	106,082,135	91,469,356
Weighted average Brigus shares	40,617,414	40,617,414
Total weighted average shares (basic) (a)	146,699,549	132,086,770

Basic Earnings per share	$0.24	$0.42

Total dilutive Primero shares (b)	2,502,138	769,221
Total dilutive Brigus shares (c)	1,911,963	408,087

Primero proceeds from buyback	11,792,281	2,466,928
Brigus proceeds from buyback	8,003,047	1,138,180
Total number of shares bought back (d)	3,516,044	881,445

Total weighted average shares (diluted) (=a+ (b+cd)))	147,597,606	132,382,633

Diluted Earnings per share	$0.24	$0.42

5

APPENDIX “D”
FAIRNESS OPINION OF SCOTIA CAPITAL INC.

D-1

December 13, 2013

The Board of Directors
Primero Mining Corp.
1640, One Bentall Centre
505 Burrard Street, Box 24
Vancouver, BC V7X 1M6

To the Members of the Board:

            Scotia Capital Inc. ("Scotia Capital") understands that pursuant to the terms of an agreement (the “Arrangement Agreement”) to be entered into between Primero Mining Corp. (“Primero”) and Brigus Gold Corp. (“Brigus”), Primero will acquire all of the outstanding shares of Brigus by way of a court-approved plan of arrangement (the “Plan of Arrangement”) (the “Transaction”). Pursuant to the terms of the Arrangement Agreement and related Plan of Arrangement, Primero will acquire each outstanding Brigus share for 0.175 of a Primero common share and $0.000001 in cash. In addition, Brigus shareholders will receive 0.1 of a common share in a newly incorporated company, 8724385 Canada Limited ("SpinCo") for each Brigus share as part of the Transaction. SpinCo will hold Brigus' interests in the Goldfields project in Saskatchewan and the Ixhuatan and Huizopa projects in Mexico and will be capitalized with approximately C$10 million in cash. Upon completion of the Transaction, former Brigus shareholders will hold, in aggregate, a 90.1% interest in SpinCo and Primero will indirectly hold the remaining 9.9% interest in SpinCo. The terms of the Arrangement Agreement relating to the proposed Transaction are to be more fully described in a management information circular, which will be mailed to the shareholders of Brigus (the “Disclosure Document”).

Background and Engagement of Scotia Capital

            Scotia Capital was retained by the Board of Directors of Primero (the “Board”) on December 5, 2013 pursuant to an engagement letter (the “Engagement Agreement”) to act as its financial advisor in respect of the Transaction and, if requested, to prepare and deliver to the Board its opinion (the “Opinion”) as to whether the consideration to be paid by Primero under the Transaction is fair from a financial point of view to Primero. The terms of the Engagement Agreement provide that Scotia Capital is to be paid a fee for its services upon delivery of an Opinion. In addition, Scotia Capital is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified in certain circumstances. The fee payable to Scotia Capital is not contingent in whole or in part on the outcome of the Transaction or on the conclusions reached in the Opinion.

            The Board has not instructed Scotia Capital to prepare, and Scotia Capital has not prepared, a formal valuation of Primero or Brigus or any of their respective securities or assets, and the Opinion should not be construed as such. Scotia Capital has, however, conducted such analyses as it considered necessary in the circumstances to prepare and deliver the Opinion.

Overview of Brigus

            Brigus is a Canadian gold mining company operating the wholly owned Black Fox Mine and Mill in the Timmins Gold District of Ontario, Canada. The Black Fox Complex encompasses the Black Fox Mine and adjoining properties in the Township of Black River-Matheson, Ontario, Canada. Brigus also owns the Goldfields Project located near Uranium City, Saskatchewan, Canada, which hosts the Box and Athona gold deposits. In Mexico, Brigus owns the Ixhuatan Project located in the state of Chiapas. Brigus is listed on the Toronto Stock Exchange (TSX:BRD) as well as the NYSE Amex (NYSE-A:BRD).

Credentials of Scotia Capital

            Scotia Capital represents the global corporate and investment banking and capital markets business of Scotiabank Group (“Scotiabank”), one of North America’s premier financial institutions. In Canada, Scotia Capital is one of the country’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. Scotia Capital has participated in a significant number of transactions involving private and public companies and has extensive experience in preparing fairness opinions.

            The Opinion expressed herein represents the opinion of Scotia Capital as a firm. The form and content of the Opinion have been approved for release by a committee of directors and other professionals of Scotia Capital, all of whom are experienced in merger, acquisition, divestiture, fairness opinion and valuation matters.

Relationships of Scotia Capital

            Neither Scotia Capital nor any of its affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of Primero, Brigus or any of their respective associates or affiliates. Subject to the following, there are no understandings, agreements or commitments between Scotia Capital and Primero, Brigus or any of their respective associates or affiliates with respect to any future business dealings. Scotia Capital may in the future provide traditional banking, financial advisory or investment banking services to Primero, Brigus or their respective affiliates.

            Scotia Capital acts as a trader and dealer, both as principal and agent, in the financial markets in Canada, the United States and elsewhere and, as such, it and Scotiabank, may have had and may have positions in the securities of Primero, Brigus or their respective affiliates from time to time and may have executed or may execute transactions on behalf of such companies or clients for which it receives compensation. As an investment dealer, Scotia Capital conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including with respect to Primero, Brigus or any of their respective affiliates, or with respect to the Transaction.

Scope of Review

            In preparing the Opinion, Scotia Capital has reviewed, considered and relied upon, without attempting to verify independently the completeness or accuracy thereof, among other things:

(a)	latest draft of the Arrangement Agreement;

(b)	annual reports of Primero and Brigus for the last 3 fiscal years;

(c)	the Notice of Annual Meeting of Shareholders and the Management Information Circular of Primero and Brigus for the last 3 fiscal years;

(d)	audited financial statements of Primero and Brigus for the last 3 fiscal years;

(e)	annual information forms of Primero and Brigus for the last 3 fiscal years;

(f)	unaudited quarterly reports of Primero and Brigus for the periods ended September 30, 2013;

(g)	various technical reports on the assets of Primero and Brigus;

(h)	financial projections and life of mine models prepared by Primero in respect of both Primero and Brigus;

(i)	various detailed internal Primero management reports;

(j)	discussions with senior management of Primero;

(k)	discussions with Primero’s financial advisor;

(l)	public information relating to the business, operations, financial performance and stock trading history of Primero, Brigus and other selected public companies considered by us to be relevant;

(m)	public information with respect to other transactions of a comparable nature considered by us to be relevant;

(n)

representations contained in separate certificates addressed to Scotia Capital, as of the date hereof, from senior officers of Primero as to the completeness, accuracy and fair presentation of the information upon which the Opinion is based; and

(o)	such other corporate, industry and financial market information, investigations and analyses as Scotia Capital considered necessary or appropriate in the circumstances.

            Scotia Capital has not, to the best of its knowledge, been denied access by Primero or Brigus to any information requested by Scotia Capital.

Assumptions and Limitations

            The Opinion is subject to the assumptions, explanations and limitations set forth below.

            Scotia Capital has, subject to the exercise of its professional judgment, relied, without independent verification, upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions and representations obtained by it from public sources, or that was provided to us, by Primero or Brigus or their respective associates and affiliates and advisors (collectively, the “Information”), and we have assumed that this Information did not omit to state any material fact or any fact necessary to be stated to make that information not misleading. The Opinion is conditional upon the completeness, accuracy and fair presentation of such Information. With respect to the financial projections provided to Scotia Capital by management of Primero and used in the analysis supporting the Opinion, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of Primero as to the matters covered thereby, and in rendering the Opinion we express no view as to the reasonableness of such forecasts or budgets or the assumptions on which they are based.

            Senior management of Primero has represented to Scotia Capital in certificates delivered as at the date hereof, among other things, that to the best of their knowledge (a) Primero has no information or knowledge of any facts public or otherwise not specifically provided to Scotia Capital relating to Primero, Brigus or any of their respective subsidiaries or affiliates which would reasonably be expected to affect materially the Opinion; (b) with the exception of forecasts, projections or estimates referred to in (d), below, the written Information provided to Scotia Capital by or on behalf of Primero in respect of Primero, Brigus and their respective subsidiaries or affiliates, in connection with the Transaction is or, in the case of historical information or data, was, at the date of preparation, true and accurate in all material respects, and no additional material, data or information would be required to make the data provided to Scotia Capital by Primero not misleading in light of circumstances in which it was prepared; (c) to the extent that any of the Information identified in (b), above, is historical, there have been no changes in material facts or new material facts since the respective dates thereof which have not been disclosed to Scotia Capital or updated by more current Information that has been disclosed; and (d) any portions of the Information provided to Scotia Capital which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of Primero, are (or were at the time of preparation) reasonable in the circumstances.

            The Opinion is rendered on the basis of the securities markets, economic, financial and general business conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of Primero and its subsidiaries and affiliates, as they were reflected in the Information. In its analyses and in preparing the Opinion, Scotia Capital made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, which Scotia Capital believes to be reasonable and appropriate in the exercise of its professional judgment, many of which are beyond the control of Scotia Capital or any party involved in the Transaction.

            For the purposes of rendering the Opinion, Scotia Capital has also assumed that the representations and warranties of each party contained in the Arrangement Agreement are true and correct in all material respects and that each party will perform all of the covenants and agreements required to be performed by it under the Transaction and that Primero will be entitled to fully enforce its rights under the Arrangement Agreement and receive the benefits therefrom in accordance with the terms thereof.

            The Opinion has been provided for the sole use and benefit of the Board of Directors of Primero in connection with, and for the purpose of, its consideration of the Transaction and may not be relied upon by any other person. Our opinion does not constitute a recommendation to any shareholder of Primero or Brigus as to how such shareholder should vote or act with respect to the Transaction. The Opinion is given as of the date hereof, and Scotia Capital disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Scotia Capital after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, Scotia Capital reserves the right to change, modify or withdraw the Opinion.

            Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available with respect to Primero or Primero’s underlying business decision to effect the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the material terms (other than the consideration to be paid by Primero) of the Arrangement Agreement, the Plan of Arrangement or the form of the Transaction.

Conclusion

            Based upon and subject to the foregoing, Scotia Capital is of the opinion that, as of the date hereof, the consideration to be paid by Primero pursuant to the Transaction is fair from a financial point of view to Primero.

Yours very truly,

SCOTIA CAPITAL INC.

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